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Follow-Up Materials

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REGISTRANT'S NAME Electric Interconnection SA

*CURRENT ADDRESS

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SEP 10 2008

THOMSON REUTERS

**FORMER NAME

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FILE NO. 82- 34786 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DATE: 9/9/08



ANNUAL REPORT

2007

ANNUAL REPORT

2007

Board of directors 2007 - 2008

PRINCIPAL MEMBERS	**ALTERNATE MEMBERS**
Minister Ministry of Mines and Energy Hernán Martínez Torres	Vice-Minister of Mines and Energy Ministry of Mines and Energy Manuel Fernando Maiguashca Olano
Vice-Minister General Ministry of Finance and Public Credit Gloria Inés Cortés Arango	Legal Counsel to the Minister Ministry of Finance and Public Credit Nhora Abuchar Chamie
Isaac Yanovich Farbaiarz	Director General of Public Credit and National Treasury Ministry of Finance and Public Credit Viviana Lara Castilla *Julio Andrés Torres García*
Energy Director Empresas Públicas de Medellín Jesús Aristizábal Guevara	Growth and International Business Manager Empresas Públicas de Medellín Gabriel Jaime Betancourt Mesa
Santiago Montenegro Trujillo	Jorge Hernán Cárdenas Santamaría
Luisa Fernanda Lafaurie Rivera	Luis Fernando Uribe Restrepo
Orlando Cabrales Martínez	Andrés Mejía Cardona

isa

Management

Chief Executive Officer
Luis Fernando Alarcón Mantilla

Energy Transport Services Manager
Julián Cadavid Velásquez

Project Infrastructure Manager
Guillermo Márquez Moreno

Administrative Manager
Carlota María Nicholls Estrada

Corporate Strategy Manger
César Augusto Ramírez Rojas

Corporate Finance Manager
Carlos Alberto Rodríguez López
Judith Cure Cure (encargada)

Corporate Comptroller
Jhon Bayron Pérez Díez

Secretary General
Juan David Bastidas Saldarriaga

Corporate Image Director
Carmen Elisa Restrepo Vélez

ISA AND ITS COMPANIES IN LATIN-AMERICA



ISA, A PARTNER OF EPR (12.5%)
BRASIL
INVESTMENT VEHICLE
ISA Capital do Brasil S A
TRANSPORT OF ELECTRIC ENERGY
CTEEP 18,264 km of circuits
COLOMBIA
TRANSPORT OF ELECTRIC ENERGY
ISA 10,000 km of circuits
TRANSELCA 1,532 km of circuits
TELECOMMUNICATIONS
INTERNEXA 5,273 km of fiber optic
ADMINISTRATION AND OPERATION OF ENERGY MARKETS
XM, Compañia de Expertos en Mercados
PERU
TRANSPORT OF ELECTRIC ENERGY
ISA PERU 393 km of circuits
REP 5,407 km of circuits
TRANSMANTARO 1,207 km of circuits
TELECOMMUNICATIONS
INTERNEXA Phase 1 - 1,280 km
BOLIVIA
TRANSPORT OF ELECTRIC ENERGY
ISA BOLIVIA 588 km of circuits
CONVENCIONES
ISA companies' high-voltage transmission lines.
ISA companies' high-voltage transmission lines under construction.
SIEPAC Project under construction.
Other transporter.
Operational substation.
ISA's and its companies' international interconnections .

ENERGY

isa

1967

ISA, empresa matriz.

Company	Year	Activity	ISA participation
ISA Capital do Brasil	2006	Investment vehicle owner of 37.46% of total capital and 89.40% of common shares of CTEEP, Brazil.	[99.99%]
CTEEP		Transport of electric energy in the state of São Paulo, Brazil.	37.46%
XM, Compañía de Expertos en Mercados	2005	Coordination of operation of the National Interconnected System and Administration of the Wholesale Energy Market, Colombia.	[99.99%]
Consorcio Transmantaro		Transport of electric energy, Peru.	[60.00%]
Red de Energia del Perú	2002	Transport of electric energy, Peru.	[30.00%] 30.00%
Transelca	1998	Transport of electric energy in the Colombian Atlantic Coast region.	[99.99%]
ISA Perú	2001	Transport of electric energy, Peru.	54.86% [28.07%] 48.99%
ISA Bolivia	2003	Transport of electric energy, Bolivia.	[51.00%] 0.01%

TELECOMMUNICATIONS

Company	Year	Activity	ISA participation
Internexa	2000	Carrier service, Colombia.	[99.27%]
Internexa	2006	Carrier service, Peru.	[99.99%]

[ ] Direct participation of ISA in the affiliate

☐ Indirect participation of ISA through an affiliate

Year of establishment of the company

Year of acquisition of shares

Contents



Letter from the management



Messrs. Shareholders:

ISA had a very good year, which shows in important financial achievements, infrastructure expansion, organization of affiliates, and compliance with commitments to its interest groups.

The year 2007 showed significant increase in financial figures. It represented 75.6% EBITDA increase for the Group, going from $1,113,138 million in 2006 to $1,954,514 million in 2007, with net income of $226,021 million, or 50.2% increase over 2006.

Causes for this increase include income from Companhia de Transmissão de Energia Elétrica Paulista -CTEEP-, and from Consorcio TransMantaro along the year, commissioning of several projects, and exchange-rate effects.

In January, ISA conducted a tender offer, through which it consolidated its ownership of CTEEP, ending up with 89.4% of common shares, and 37.46% of that company's total capital.

ISA Capital Do Brasil, the owner of the CTEEP shares, successfully closed an international financing operation, placing a bond issue worth USD554 million, an operation that had 730% over-demand.

In December, ISA purchased the Betania substation in Colombia, representing $2,740-million annual revenues.

Credit rating agency Duff & Phelps de Colombia rated AAA ISA's three bond issues and the domestic debt bond program. In the same manner, Standard & Poor's ratified its BB+ rating for ISA's foreign-currency long-term credit (equal to the Republic of Colombia's sovereign ceiling) and granted BBB-rating to its local-currency credit.

Similarly, the bonds issues of TRANSELCA, Red de Energía del Perú -REP-, TransMantaro and ISA Capital Do Brasil, ISA's affiliates, retained or improved their credit risk ratings, which ratifies the excellent risk perception by the risk rating agencies.

Despite the high volatility that affected the stock market, ISA's shares reached 20.14% appreciation, above that of the market (IGBC, -4.18%), and ISA succeeded in placing 56,394,211 of its shares in the local market through the Book Building scheme, strengthening its equity structure by $399,047 million.

In the area of infrastructure, ISA commissioned, six months ahead of deadline, the 655-km Bolívar-El Copey-Ocaña-Primavera UPME 02-03 power interconnection line at 500 kV, completing the ambitious high-voltage electric corridor started years before.

With USD36 million investment, REP started operation of Chilca substation, and expanded transmission capacity of its Chilca-San Juan lines from 300 MW to 750 MW, to better tend to Peru's increasing power demand.

Internexa S.A E.S.P, through its affiliate in Peru, Internexa S.A, installed the first phase of its 1,280 km fiber optic network that will deliver telecommunications transport services in Northern Peru as of the first semester of 2008.

In November, CTEEP won bidding for Group A for concession of the 720-Km Colinas-Ribeiro Gonçalves-São João do Piauí transmission lines at 500 kV, and associated substations, so increasing the Group's participation in Brazil's power transport market.

Along 2007, several electric infrastructure projects in Colombia, funded by the Financial Support Fund for Electrification of Interconnected Rural Areas -FAER-, and the Financial Support Fund for Electrification of Non-Interconnected Rural Areas -FAZNI-, were delivered on time.

In terms of organization of the affiliates, merger of concerns Internexa and Flycom Comunicaciones took place in the second semester, to bolster business strategies in the path to leadership and recognition as Latin America's largest power and data carrier.

ISA's afíliate XM, Compañía de Expertos en Mercados S.A. E.S.P., participated in the incorporation of Cámara de Riesgo Central de Contraparte de Colombia S.A. -CRCC S.A.-, a company whose corporate purpose allows it to settle and act as the central counterparty in the financial assets market, in order to manage risk of default on obligations derived from such operations.

To develop the business of infrastructure project construction in Peru, ISA incorporated an affiliate to participate competitively in this activity in a setting of high growth levels and favorable business development conditions.

Total average availability of ISA's transmission assets was 99.918%, a figure that outdoes the goal of 99.654% set by the Energy and Gas Regulatory Commission -CREG-. By year's end, 99% of transmission infrastructure affected by terrorist attacks had been repaired.

External customer's satisfaction was evaluated, determining General Satisfaction levels of 86.6%, a high score, and General Quality index of 82%, a superior performance.

Transport of energy around Colombia is a complex task, given our topographic conditions, atmospheric variables, and relentless attack on the infrastructure by illegal armed groups. To cope with these issues, ISA has structured activities that allow Colombia to enjoy high standards of quality and reliability for the transport service.

However, on April 26 of 2007, a human error during a maneuver caused total disconnection of the Torca substation resulting in overload and shut-off of the 230 kV lines operating in the area. This fact importantly evidenced the need for expansion of the National Interconnected System.

No such event can be desirable for a power transmission company providing public services, but it is clear that this kind of operation, where human intervention is irreplaceable, there is always an error risk, which we try to minimize by means of steady training, technological support and process revision.

So as to minimize such occurrences, ISA has taken a series of measures, including a continuous improvement scheme, buttressed by actions deriving from a short-, medium- and long-term work plan, involving processes, substations, technologies, and competencies of the human resource.

ISA has steadily met commitments to its interest groups, shareholders, suppliers, customers, workers, society, and State, and it has taken steps to deepen its relations with some of them. This is how, along the commemoration of its 40th anniversary, ISA signed an agreement with Universidad de Antioquia to improve prevention of land mines and unexploded munitions and integral attention to their victims in Colombia.

Our efforts have gained recognition by national and international organisms:

- ISA and its affiliates TRANSELCA and REP were recognized in the third edition of the Environment and Power Industry International Conference held in Argentina.
- REP's Management Model received the National Quality Award 2007 in Peru, an accolade for which that country's most outstanding companies compete.

We finally thank all those who have helped us to reach these goals. We thank our shareholders and investors for entrusting their resources to us, believing in our capabilities. Our suppliers and customers, with whom we keep productive business relations. The countries where ISA is present, for allowing us to be a part of their daily lives. The Armed Forces of Colombia, for their timely help to recover the infrastructure affected by attacks, and finally ISA's workers and affiliates, without whose unyielding efforts nothing of this would have been possible.

Thank you very much,

Orlando Cabrales Martínez
Chairman of the Board of Directors

Luis Fernando Alarcón Mantilla
Chief Executive Officer

CERTIFICATION OF FINANCIAL STATEMENTS AND OTHER RELEVANT REPORTS

Medellín, February 15, 2008

To the shareholders of Interconexión Eléctrica S.A. E.S.P.:

In connection with the 2007 Annual Report of Grupo ISA, the undersigned, Legal Agent and Chief Accountant of Interconexión Eléctrica S.A. E.S.P., hereby certify that:

1. As provided in Article 37 of Law 222 of 1995, before disclosing to you and to third parties the financial statements of ISA parent company as well as the consolidated financial statements as of December 31, 2007 and 2006, we have previously verified the assertions therein contained, and that they have been faithfully taken from the books.

2. That in compliance with article 46 of Law 964 of 2005, the financial statements and other reports relevant to the public related to the fiscal years ended December 31, 2007 and 2006, do not contain defects, inaccuracies or errors that prevent ascertaining the true financial position and operations of the Group.

Luis Fernando Alarcón Mantilla
Chief Executive Officer

Jairo A. Alzate Pino
Chief Accountant
T.P. 8671-T

CERTIFICATION OF COMPLIANCE WITH INTELLECTUAL PROPERTY AND COPYRIGHT REGULATIONS

The undersigned Legal Agent and Information Director of Interconexión Eléctrica S.A. E.S.P., in compliance with Article 1 of Law 603 of 2000,

Certify:

a. That the corporation complies with all regulations regarding intellectual property and copyrights, and that all software used is legal and the rights to use it have been paid for, either through purchases, usage licenses, or assignments. Supporting documents can be found at our central archives.

b. b.That the Information Direction of the Corporation carries an inventory of all software used and controls its installation according to the type of license purchased.

c. c.That in accordance with corporate policies and institutional guidelines, employees are bound to observe all regulations regarding intellectual property and copyrights.

Luis Fernando Alarcón Mantilla
Chief Executive Officer

Olga Lucía López Marín
Information Director

Report from isa's Board of directors





In compliance with the provisions of the Articles of Incorporation and the Good Governance Code, and as the Chairman of the Board of Directors of Interconexión Eléctrica S.A. E.S.P. -ISA-, I hereby present to you the following information regarding the period April 2007 – March 2008.

2.1 COMPOSITION OF THE BOARD OF DIRECTORS

On March 30 of 2007, the Shareholders' Meeting designated positions and persons knowledgeable and with expertise in the managerial, financial, corporative and stock market fields, among others, to make up the Organization's Board of Directors.

Those who were finally voted have renown for their moral solvency, and for their proficiency in public utilities and the power sector.

Principal members:

- First seat: Hernán Martínez Torres, Minister of Mines and Energy.
- Second seat: Gloria Inés Cortés Arango, Vice-Minister General of Finance and Public Credit.
- Third seat: Isaac Yanovich Farbaiarz.
- Fourth seat: Jesús Aristizábal Guevara.
- Fifth seat: Santiago Montenegro Trujillo.
- Sixth seat: Luisa Fernanda Lafaurie Rivera.
- Seventh seat: Orlando Cabrales Martínez.

Alternate members: in the same order:

- Manuel Fernando Maiguashca Olano, Vice-Minister of Mines and Energy.
- Nhora Abuchar Chamie, Legal Counsel to the Minister of Finance and Public Credit.
- Viviana Lara Castilla, Director General of Public Credit and National Treasury, who, in February 2008, replaced Julio Andrés Torres García.
- Gabriel Jaime Betancourt Mesa.
- Jorge Hernán Cárdenas Santamaría.
- Luis Fernando Uribe Restrepo.
- Andrés Felipe Mejía Cardona.

Except for their condition as shareholders of Orlando Cabrales Martínez, Luisa Fernanda Lafaurie Rivera, and Jorge Hernán Cárdenas Santamaría, no labor relation exists between the members of the Board of Directors and the Company, nor are there any commercial links between the Company and the relatives, within the first degree of consanguinity or affinity, of the members of the Board.

The following members hold public positions in the national government, and thus have links with the State, the controlling shareholder of Interconexión Eléctrica S.A. E.S.P. -ISA-:

- Hernán Martínez Torres, Minister of Mines and Energy.
- Manuel Fernando Maiguashca Olano, Vice-Minister of Mines and Energy.
- Gloria Inés Cortés Arango, Vice-Minister General of Finance and Public Credit.
- Nhora Abuchar Chamie, Legal Counsel to the Minister of Finance and Public Credit.
- Viviana Lara Castilla, Director General Public Credit and National Treasury.
- Julio Andrés Torres García, former Director General of Public Credit and National Treasury.

As provided in Law 964 of 2005, Jesús Aristizábal Guevara, Gabriel Jaime Betancourt Mesa, Santiago Montenegro Trujillo, Jorge Hernán Cárdenas Santamaría, Luisa Fernanda Lafaurie Rivera and Luis Fernando Uribe Restrepo acted as independent members of the Board of Directors.

2.2 OPERATION OF THE MEETINGS

2.2.1 Schedule

In its meeting 651 of April 27, 2007, the Board of Directors approved the schedule of meetings, the enhancement plan, corresponding topics, and presentation periodicity for the April 2007 – March 2008 period.

Within the mentioned period, the Board met on 14 occasions, 12 of which for regular meetings, while the other two for special meetings. 11 meetings were carried out in Bogotá, two in Medellín, and one in Cartagena. 13 meetings were face-to-face meetings, and one was held via teleconference.

Average length of each meeting was five hours, and as agreed by the Board, agenda items on which a decision was to be made, were considered first, followed by strategic issues and lastly by monitoring issues.

2.2.2 Convening

At the end of each session, the Secretary of the Meeting reminded participants of the date and place of the next meeting, and later on, no less than five days in advance, the Secretary convened in writing every principal member and his alternate.

2.2.3 Availability of Information

The Secretary of the Meeting, through a site at ISA's Web page created for such purpose, accessible only with a personal password, and no less than three days before the session, made available to the Board's members the documentation covering the topics to be dealt with at the meeting.

Additionally, at the beginning of each meeting, the Board members were handed a compact disc plus a printed copy with the information to be considered at the meeting.

All information requested by them was also delivered by the Secretary General via the Web page.

2.2.4 Quorum

At the beginning of the meetings and when items considered were to be approved, the Secretary of the Board of Directors verified quorum required by the Articles of Incorporation.

Even though both the principal members and their alternates are convened to and attend the Board meetings, only the principal member's vote is counted in when computing majorities required.

2.2.5 Agenda

At the beginning of each session, once the quorum was verified, the agenda previously disclosed to each member was submitted to the Board of Directors for approval.

2.2.6 Attendance

From April 2007 to March 2008, the Board meetings were attended by at least the number of members necessary to form a quorum and to decide.

Attendance by the principal members to the 14 meetings was as follows:

- Hernán Martínez Torres, Minister of Mines and Energy, 13 meetings.
- Gloria Inés Cortés Arango, Vice-Minister General of Finance and Public Credit, 13 meetings.
- Isaac Yanovich Farbaiarz, 13 meetings.
- Jesús Aristizábal Guevara, 13 meetings.
- Santiago Montenegro Trujillo, 14 meetings.
- Luisa Fernanda Lafaurie Rivera, 13 meetings.
- Orlando Cabrales Martínez, 8 meetings.

Attendance by the alternate members was as follows:

- Manuel Fernando Maiguashca Olano, Vice-Minister of Mines and Energy, 12 meetings.
- Nhora Abuchar Chamie, Legal Counsel to the Minister of Finance and Public Credit, 12 meetings.

- Julio Andrés Torres García, Director General of Public Credit and National Treasury, 11 meetings.
- Viviana Lara Castilla, who replaced the former in the same position and was appointed to the Board on February 5 of this year, two meetings.
- Gabriel Jaime Betancourt Mesa, 13 meetings.
- Jorge Hernán Cárdenas Santamaría, nine meetings.
- Luis Fernando Uribe Restrepo, 12 meetings.
- Andrés Felipe Mejía Cardona, 14 meetings.

2.2.7 Pending Topics

In each meeting, the Chief Executive Officer reported on pending topics, and on compliance with recommendations made. Upon checkup of the list of pending issues, the Board instructed the Secretary when a matter could be taken off the pending list.

2.2.8 Approval of Minutes

The minutes of the Board of Directors were prepared by the Board's Secretary, submitted to the Board for approval, and signed by the Chairman and the Secretary. They are kept in consecutive order in books duly numbered by the Medellín Chamber of Commerce for Antioquia, and remain under custody at the Company's central archives.

2.3 CHAIRMAN OF THE BOARD OF DIRECTORS

In session 646 of December 20, 2006, the members of the Board of Directors unanimously appointed Orlando Cabrales Martínez as Chairman of the Board.

2.4 PREPARATION OF TOPICS TO BE CONSIDERED AT THE MEETINGS

As recommended by the improvement plan, the Board centered efforts on improving planning and preparation of meetings and on intensifying time devoted to strategic issues. The issues were studied and analyzed by each member, objectively discussed under business criteria by the full Board, and finally decided upon by consensus.

2.5 COMMITTEES OF THE BOARD OF DIRECTORS

As established by the Organization's Board of Directors, the Corporate Audit Committee, the Board Committee, and the New Business Committee operate institutionally at ISA.

2.5.1 Corporate Audit Committee

This Committee met six times in the period April 2007 – March 2008. Its members are Luis Fernando Uribe Restrepo, its Chairman, and Nhora Abuchar

Chamie, Jesús Aristizábal Guevara, Jorge Hernán Cárdenas Santamaría and Andrés Felipe Mejía.

It is in charge, among other functions, of approving the Group's control policy, and supervising its compliance; reporting to the Board of Directors or Shareholders' Meeting about risk and control situations that call for it; presenting to the Shareholders' Meeting the results of the evaluation of offers for the position of Statutory Auditor; supervising compliance with ISA's Good Governance Code, and learning about matters related to its effective compliance, arising from claims brought to the Board of Directors by shareholders and investors, among others, as provided in the Articles of Incorporation and the Code itself.

2.5.2 Board Committee

The Board Committee met on five occasions during the April 2007 - March 2008 period. Its members are Manuel Maiguashca Olano, Vice-Minister of Mines and Energy, its Chairman, Gloria Inés Cortés Arango, Vice-Minister General of Finance and Public Credit, Orlando Cabrales Martínez and Santiago Montenegro Trujillo.

Its functions are assisting and monitoring Management on matters related to compliance with the Good Governance Code, financial statements, strategic direction and human talent. It is also in charge of evaluating the Chief Executive Officer, and of any other function or activity assigned to it by the Board of Directors, such as evaluating the functioning of the Board itself.

2.5.3 New Business Committee

This committee met on eight occasions along the period; it is headed by Luisa Fernanda Lafaurie Rivera and other members are Orlando Cabrales Martínez, Andrés Felipe Mejía Cardona, Gabriel Jaime Betancourt Mesa, Santiago Montenegro Trujillo, Gloria Inés Cortés Arango, Vice-Minister General of Finance and Public Credit, and Manuel Maiguashca Olano, Vice-Minister of Mines and Energy.

Its functions are analyzing investment initiatives included in ISA's growth strategy and monitoring businesses under execution. This Committee does not include those Board members who, by reason of their duties or the company or entity they work for, may have conflicts of interest, arising from the business analyzed or monitored.

2.6 REMUNERATION

The Board of Directors' members have received the remuneration set by the Shareholders' Meeting for attending the Board and Committee meetings established at three monthly statutory minimum wages per meeting.

2.7 CONFLICTS OF INTEREST

Whenever the Board members considered that conflicts of interest could have arisen regarding some specific matter under discussion, they expressed so to the other members, and abstained from participating in discussion and decision-making, exiting the premises where the Board met to consider and vote the issue.

2.8 RELATIONS OF THE BOARD WITH THE COMPANIES OF GRUPO ISA

For better results as managers of the parent company of Grupo ISA, the Board of Directors is made up of members of the boards of the subordinated companies: Luisa Fernanda Lafaurie Rivera, Isaac Yanovich Farbaiarz and Orlando Cabrales Martínez (Management Council of Companhia de Transmissão de Energia Elétrica Paulista -CTEEP-), Santiago Montenegro Trujillo (Boards of Directors of Red de Energía del Perú -REP- and of Consorcio TransMantaro), Andrés Felipe Mejía Cardona (who until December participated in the Board of Directors of XM, Compañía de Expertos en Mercados), Jorge Hernán Cárdenas Santamaría (Board of Directors of ISA Bolivia), Orlando Cabrales Martínez (Board of Directors of TRANSELCA), and Julio Andrés Torres García (Board of Directors of Internexa).

2.9 SELF-EVALUATION OF THE BOARD OF DIRECTORS

Board of Directors members conducted qualitative self-evaluation, by means of a questionnaire developed for such purpose. Information was gathered between January 25 and February 22 of 2008 using a 14-people sample equivalent to 100% of the Board's principal and alternate members.

The issues were evaluated on the scale of excellent, very good, good, mediocre and bad. However, only excellent and very good were taken into account in the rating. The results were as follows:

- Individual performance of Board members: 97%
- Group performance: 86%
- Relevance and depth in treatment of issues: 92%
- Performance and participation in management: 77.4%

Scores obtained for all issues evaluated were higher than those for the previous period. For optimum performance of the Board of Directors, work in conjunction with the Management was proposed to enhance swiftness and efficiency of sessions, with emphasis of the Board's work on strategic issues. Additionally, the Management will schedule workshops to augment the members' knowledge of ISA's businesses, regulatory topics, accounting issues, and trends and evolution of the sector, among others.

Besides its self-evaluation, the Board was rated according to the results of the indicators of the Corporate Integral and Top Level Management Charts, which were approved by the Board of Directors in meetings 646 of December

20, 2006 and 649 of March 30, 2007. Taking into account the weights per perspective, objective and indicator, compliance with the Corporate Integral Management Chart was 98.6% and compliance with Top Level 38%, above the lower goal.

2.10 EVALUATION OF THE CHIEF EXECUTIVE OFFICER

The Chief Executive Officer is evaluated according to the results of the Integral Management Chart (Corporate, Top and First Level), that is, one level above that of the Board of Directors. Taking into account the weights per perspective, objective and indicator, compliance with the Corporate Integral Management Chart was 98.6%, compliance with Top Level was 38% and compliance with First Level indicators was 53.7%, above the lower goal.

The Board of Directors unanimously highlighted the accomplishments of Luis Fernando Alarcón Mantilla and his leadership during the period, which have substantially contributed to place the Company where it stands today, both nationally and internationally. His vision, dedication and perseverance have proved decisive in this matter and deserve all our recognition. The Board specially highlighted the effective participation and good judgment of the Chief Executive Officer in successfully making of CTEEP an affiliate, transmitting to it the Group's policies and procedures without any trauma whatsoever.

Finally, I want to let Messrs. Shareholders know that each member of the Board of Directors has contributed his knowledge, experience, dedication, and positive critical attitude to the growth and sustainability of Interconexión Eléctrica S.A. E.S.P.

See Special Report, page 249.

ORLANDO CABRALES MARTÍNEZ
Chairman of the Board of Directors
Medellín, march 2008

Report on compliance with and advancement of the good governance code





In compliance with the provisions contained in the Articles of Incorporation and the Code of Good Governance, in my capacity as Chairman of the Board of Directors, and on behalf of the Chief Executive Officer, I present the following report:

3.1 AMENDMENT TO THE CODE OF GOOD GOVERNANCE

In meeting 635 of August 31, 2007, the Board of Directors approved the third amendment to the Code regarding changes to the commitments to the interest groups with respect to ISA's corporate social responsibility. The amendment was made public through notice published in a newspaper of nationwide circulation on September 27 of 2007.

3.2 SHAREHOLDERS' MEETING

The notice for the Regular Shareholders' Meeting of March 30 of 2007 was published in two newspapers of wide national circulation.

Likewise, on March 25 in two wide-circulation newspapers, the Company reminded shareholders of the date set for the meeting and published information regarding representation by proxy for the meetings.

Concurrently, ISA posted on the Company's Web page, the meeting convening notice, the agendas and the propositions to be considered therein. Additionally, it published the ticket for the Board of Directors and résumés of candidates that the State, as controlling shareholder, presented to the consideration of the meeting.

Quorum was present at the meeting, as required by Law, and each meeting dealt with issues approved in the agenda. The meeting was broadcast as real-time videoconference via Internet.

For information of shareholders, abstracts of minutes 96 corresponding to the regular meeting held on March 30 of 2007 were posted on the Company's Web page.

The minutes were signed by the meetings' Chairman and Secretary as well as by the respective commission, and included the subjects presented, the approvals and authorizations granted, and the observations made by the shareholders. The Minutes were filed with the Chamber of Commerce and copies thereof were sent to the Colombian Financial Superintendency and to the Superintendency of Domiciliary Public Utilities -SSPD-.

3.3 THE ADMINISTRATION

The Shareholders' Meeting of March 30, elected the Board of Directors for the April 2007 – March 2008 period. All members designated expressed their acceptance in writing, a fact that was also filed with the Chamber of Commerce of the Corporation's domicile.

The report on the operation of the Board of Directors, also submitted to the Shareholders' Meeting, recounts the Board's meetings held, members' attendance and self-evaluation of the Board.

According to the Articles of Incorporation, the Chief Executive Officer, the area managers, the deputy managers and the directors are part of the administration, and all of them, through strategic direction of their respective areas and execution of different activities, contribute to achieve the Company's goals.

The Chief Executive Officer is evaluated according to the results of the three level indicators of the Corporate Integral Management Chart -CGI-, namely, Corporate, Top and First – one level above the Board of Directors. The results were:

Out of the nine indicators that make up the Corporate Integral Management Chart, 89% reached the upper limit and 11% were between the upper and the lower limits. Taking into account the weights per perspective, objective and indicator, compliance with the CGI was 98.6%.

Results presented in the Top Level CGI correspond to 22 indicators, of which, 32% achieved the upper limit, 23% were within range, and 45% did not reach the lower limit. Generally, considering the weights per perspective, objective and indicator, compliance with this CGI was 38%.

There are 17 indicators for the First Level, of which, 41% reached the upper limit, 29% were within range, and 29% did not reach the lower limit. Generally, considering the weights per perspective, objective and indicator, compliance with this CGI was 53.7%.

The Board of Directors unanimously highlighted the accomplishments of Luis Fernando Alarcón Mantilla and his leadership during the period, which have substantially contributed to place the Company where it stands today, both nationally and internationally. His vision, dedication and perseverance have proved decisive in this matter and deserve all recognition. The Board specially highlighted the effective participation and good judgment of the Chief Executive Officer in successfully making of CTEEP an affiliate, transmitting to it the Group's policies and procedures without any trauma whatsoever.

Area managers, deputy managers, directors and workers are evaluated according to the indicators established in the CGI that correspond to their respective level. Results are disclosed inside the Organization and used to prepare the improvement plan for the next period.

To negotiate shares of ISA, administrators must have authorization from the Board of Directors. Which is why, in their capacity as members of the Board of Directors, Jorge Hernán Cárdenas Santamaría, in meeting 653 of June 29 of 2007, and Andres Felipe Mejía Cardona, in meeting 658 of November 26 of 2007, requested authorization to negotiate shares, authorizations that were granted by the Board, without the vote of the interested parties. Area managers and directors, in their capacity as administrators, also requested the respective authorizations to buy or sell shares of ISA.

On occasion of the public offer of common shares of ISA conducted in December 2007, the Board of Directors in meeting 658 of November 26 of 2007 authorized administrators and workers to purchase shares, considering that it was an arm's length offer for the general public.

ISA does not use special mechanisms for payment or remuneration in stock to employees and managers.

Through the Web page, Corporate Governance section, Messrs. Shareholders can get information about the professional qualifications and experience of the Company's managers.

3.4 CONTROL

The Company, along its inspection and control process, answered efficiently and timely the requests for information and/or documents presented by government control bodies and it obtained ratings from authorized firms.

External control bodies

- National General Accounting Office -CGN-. The Company presented 16 reports regarding accounting information and non-performing debtors.

- National General Auditing Office -CGR-. The Company presented 20 reports related to rendering of accounts, advancement of improvement plans, information for the Debt Unified Statistics System -SEUD-, and information regarding cash budget for the Fiscal Statistics Information System -SIDEF-.

- Colombian Financial Superintendency: The Company presented 18 reports on bond underwriting, pre-and-post-Shareholders' Meeting information, accounting information and financial information. 86 records were posted on Other Relevant Information on the Superintendency's Web page.

- Superintendency of Domiciliary Public Utilities: The Company presented 18 reports with general information to update the Single Register of Public Utilities Providers -RUPS-; financial, administrative, commercial, accounting and infrastructure investment information; and information related to the Shareholders' Meeting.

- Energy and Gas Regulatory Commission -CREG-: The Company presented six reports with shareholder structure and accounting information.

- National Planning Department -DNP-: The Company presented two reports regarding budget follow-up, shareholder structure, and project for earnings distribution.

- Ministry of Mines and Energy: The Company presented four reports on ISA's equity.

- External Auditor of Management and Results. AGN Jiménez & Asociados Ltda. acted as ISA's External Auditor during 2006. Its report issued on March 30 of 2007 and published in the national newspapers on May 13 of the same year, stated that no situations were observed in the Company that indicated the existence of financial viability problems, that the internal control complied effectively with the control goals set, and that the Company's risk level is low. Said report was presented to the Superintendency of Public Utilities.

- Statutory Auditor. Price Waterhouse Coopers Ltda., Statutory Auditors for the April 1, 2007 – March 31, 2008 period have received all information and documents requested in execution of their duties. Their recommendations have been analyzed and the measures suggested by them have been taken. In compliance with its legal duties, the firm will present to the Shareholders' Meeting a report on the Corporation's management and financial statements.

- Chamber of Commerce. During the period, the financial statements were presented, the Mercantile Register and the Single Register of Proponents were renewed, and the subscribed capital and ISA's stock participation in the companies making up the Group, were updated.

- Credit ratings.

Duff & Phelps de Colombia.

In a report issued on June 6 of 2007, the Technical Rating Committee of Duff & Phelps de Colombia S.A., after corresponding study and analysis on occasion of bond issues, upheld the AAA rating and revised from Negative to Stable the perspective previously assigned. In this respect, it is necessary to point out that, according to the rating scale of Duff & Phelps de Colombia S.A., liabilities rated in this category are considered of the highest credit rating where risk factors are virtually non-existent.

Standard & Poor´s, international rating agency.

On October 10, 2007, Standard & Poor's ratified ISA's foreign-currency long-term credit BB+ rating as well as the BBB- local-currency credit rating.

According to Standard & Poor's, the ratings reflect ISA's dominant position in Colombia's National Transmission System, its strategic importance for Colombia, its natural monopoly, and the government's ownership. These strengths are mitigated by the risk of operating in Colombia's economic and political environment and by the foreign-exchange risk related to its foreign-currency denominated debt, as well as by the increased exposure to more volatile economies.

It is important to add that no requests for special audits were made by shareholders or investors during the period and no investigations by control and inspection entities were conducted that compromised ISA.

The Statutory Auditor's report, the External Auditor's opinion and the ratings of risk rating agencies are published on the Company's Website for information of shareholders and investors.

Internal control bodies

- Corporate Audit Committee. In Decision 59 of August 3, 2006, the Board of Directors regulated the composition, operation, responsibilities, remuneration and reports of the Audit Committee, in accordance with guidelines established in Law 964 of 2005 and the Code of Good Governance.

  The committee, which met on six occasions during the April 2007 – March 2008 period, considered the Statutory Auditor's report, the reports for control and inspection entities, the financial statements for 2007, and the Corporate Audit work plan.

  The Corporate Audit office conducted eight evaluations on issues such as delegated administration, coordination and operation of the electric power transmission grid, visit to energy transmission centers, assistance to the Reliability of the Energy Transport Service project, Corporate Social Responsibility, SAP security, accounting internal control, compliance with the commitments of the Good Governance Code, and procurement of air tickets and hotels.

  Recommendations made relate to improving controls established for integral management of disassembled equipment, conducting maneuvers according to operating and communication protocols, establishing a Social Responsibility Committee, formalizing documentation, consolidation processes and accounting reports, monitoring accounting management, and integrating initiatives into business continuity.

- Instruments implemented in the Company such as the Integral Management Chart, Development Plan, Improvement Plan and Budget Plan permit controlling the Company's day-to-day activities.

3.5 INTEREST GROUPS

ISA's commitment to each interest group together with the Corporate Social Responsibility Report that details compliance with each commitment, and news and facts of relevance for each group, are published on the Company's Web page.

Below is an account of issues related to shareholders and suppliers.

3.5.1 Shareholders

As of December 31 and after the shares public offer, ISA had 1,075,661,374 outstanding shares held by 62,982 shareholders, as follows: The State (569,472,561 - 52.942%), Empresas Públicas de Medellín (109,350,775 - 10.166%), Ecopetrol (58,925,480 - 5.478%), Empresa de Energía de Bogotá (18,448,050 - 1.715%), institutional investors (159,709,403 - 14.848%), individuals (125,236,345 - 11.643%), legal persons (21,606,339 - 2.009%); foreign investors (9,487,546 - 0.882%) and ISA ADR Program (3,424,875 - 0.318%).

Relations with shareholders

The shareholders' Information Center handled 85,499 contacts with 99.83% service level, classified as follows:

- At the Shareholder Service Number compliance was 89.08%, above the 85% agreed level.

- The personalized service offices in Medellín and Bogotá handled 444 and 386 requests, respectively, while the other regional offices processed 720 requests.

- The e-mailbox accionesisa@isa.com.co received 2,638 messages during the year with requests from shareholders; the shareholders mini-site received 18,316 visits.

In order to keep trust relations based on timely and reliable information supply, ISA carried out the following activities:

- The Chief Executive Officer presented the management and results report at six meetings held with stockbrokers in Bogotá, Cali y Medellín.

- Two shareholders newsletters were published and sent (84,254 printed and 29,365 electronic, confirmed) as provided in ISA's Code of Good Governance; such newsletters can also be accessed at the Company's Web page and at the shareholders mini-site. Shareholders also received their biannual shareholder statement with information about their investment and their corresponding income tax certificate.

- Timely disclosure of market-relevant news and facts was achieved by sending 647,660 confirmed e-mails (621,691 for shareholders and 25,969 for foreign and domestic brokers and institutional investors), 35% more than in 2006.

- In total, 36 news of interest, eight monthly financial results reports, three quarterly results for international investors, two shareholders newsletters, two shareholders statements, one income tax certificate and four generic pieces were sent along the year.

Dividend Policy

On March 30, 2007, ISA's Shareholders' Meeting approved the appropriation and distribution of earnings of the year 2006, which meant distribution of earnings and reserves totaling $130,466 million to pay dividends of $128 per share. Payment took place in four quarterly installments of $32 each on April 18, July 18, and October 18 of 2007 and January 18 of 2008.

Additionally, the Meeting approved a reserve of $8,487 million to pay dividends to those who subscribed and paid for shares on occasion of the public offer held in 2007, for which $1,804 million were paid as dividends in January of 2008.

3.5.2 Suppliers

In the year 2007, ISA signed with 941 suppliers 1,890 contracts worth $242,773,780,037.06, including VAT.

Of the 48 notices published on the Web page related to procurement of goods and services, 27 dealt with energy transport services, 16 with corporate goods and services, and five with projects of the Financial Support Fund for Electrification of Interconnected Rural Areas -FAER-, and the Financial Support Fund for Electrification of Non-Interconnected Rural Areas -FAZNI-.

As many as 660 calls were answered through the suppliers and contracts contact mailbox.

3.6 RELATIONS WITH THE CONTROLLING SHAREHOLDER

ISA and the State, its controlling shareholder, have executed the following agreements:

- FAER Agreement 017 GSA-031-2005 between the State-Ministry of Mines and Energy and Empresa Antioqueña de Energía -EADE-, assigned to ISA, for general administration of the projects to be funded by FAER in the Province of Antioquia, signed on December 22 of 2006 and amounting to $5,474,649,715.

- Agreement GSA-45-2007-ISA4000712 between the State-Ministry of Mines and Energy and Interconexión Eléctrica S.A. E.S.P. -ISA-, for general administration and technical assistance of projects to be funded by FAZNI in the Provinces of Casanare, Putumayo, Guaviare, Vichada and Caquetá, signed on August 27 of 2007 and amounting to $2,687,812,433.

- Inter-administrative agreement GSA-041-2005-ISA4000671 between the State-Ministry of Mines and Energy and Interconexión Eléctrica S.A. E.S.P. -ISA-, for pre-contract and work engineering auditing of projects to expand, modernize and improve the medium- and low-voltage grids in San Andrés y Providencia archipelago funded by FAZNI, signed on December 27 of 2005 and amounting to $1,118,630,188, including extensions.

- Inter-administrative agreement GSA054-2006-ISA4000696 between the State-Ministry of Mines and Energy and Interconexión Eléctrica S.A. E.S.P. -ISA-, for general administration and technical assistance in execution of FAZNI funds in the Province of Cauca, signed on December 22 of 2006 and amounting to $12,468,307,384.

- Technical Assistance Agreement FAER 010-ISA4000654 (GSA-024-2005) between the State-Ministry of Mines and Energy and Interconexión Eléctrica S.A. E.S.P. -ISA-, for general administration of projects funded by FAER in the Provinces of Cauca, Cundinamarca and Meta, signed on December 26 of 2005 amounting to $4,354,906,484.

- Inter-administrative agreement GSA 042-2005-ISA4000670 between the State-Ministry of Mines and Energy and Interconexión Eléctrica S.A. E.S.P. -ISA-, for general administration of the project "Construction of medium-voltage insulated line at 34 kV and energized at 13.2 kV from San José del Guaviare substation to Puerto Concordia, signed on December 27 of 2005 and amounting to $2,221,633,568.

3.7 THE RISKS

ISA manages its risks and reports its management results to corresponding entities, thus complying with the Group's Policy for Integrated Risk Management.

Risks identified and assessed as most relevant in the Corporate Risk Map remain: macroeconomic, public order, legal uncertainty and instability, regulatory, and those arising from the expansion of the Economic Group.

Along the period, ISA managed these risks and others of lower impact, while advancing construction of exercises that allow analysis of the impact of such risks on the projections of its financial statements.

On the Web page, in the Annual Report, and in the prospectus of the shares issued during the period, ISA highlighted the most relevant risk-management issues.

It also coordinated implementation of the cycle for integrated risk management in the affiliates of Grupo ISA, who have as well a map of the risks they face themselves.

3.8 INFORMATION DISCLOSED TO THE PUBLIC

Since its creation, ISA's Web page informs the public about the Company's events:

- Acquisition and establishment of companies.
- Value of the stock.
- Changes in the management
- Convening of Shareholders' Meetings

On the page, investors can find along the year ISA's individual and consolidated financial results (those presented to the Board of Directors), debt reports and guarantees granted, credit risk ratings, reports to the United States Security and Exchange Commission -SEC-, stockholder structure, dividend payment dates, attacks on the power towers, ongoing projects, Board of Directors' composition, relevant decisions of the Board of Directors, reports from the Statutory Auditor, and reports from risk-rating agencies.

Financial information thus disclosed is updated every quarter and is the same that is presented to the Board of Directors. It is compiled and processed according to the professional principles, criteria and practices used in the production of financial statements, and it is as reliable.

Information not posted on the Web page can be requested in writing to the Chief Executive Officer, stating the reasons and purpose. The Manager's refusal to disclose information can be brought to the consideration of the Board of Directors. No refusal of information by the Manager was brought to the consideration of the Board of Directors in the period between April 2007 and March 2006.

It must be taken into account that no reserved or confidential information, or information posing a risk to the Corporation's business, or affecting third parties' rights, can be disclosed by ISA.

3.9 COMPLIANCE WITH THE GOOD GOVERNANCE CODE

The actions and persons in charge of the mechanism for verification of compliance of the Good Governance Code were updated during the period, as provided in the amendment approved.

The information supplied on the Web page, the reports of verification of the Good Governance Code, the reports to control and inspection bodies, the reports to the Board of Directors on compliance with the Code, and the other control instruments constitute the central axis for verification of the Code.

Annual audits by the Statutory Auditor and the Corporate Audit office on compliance with the Good Governance Code facilitate its monitoring and control. Two audits were conducted that produced no findings of non-compliance with the Code's commitments.

No breach of the terms of the Good Governance Code was reported through any of the lines and mailboxes available to the shareholders or the general public. Messrs. Shareholders, if you wish to reach us by phone, you can do so at:

ISA's Toll-Free Line for Suggestions and Claims:		01 8000941341
Toll-Free Line for Shareholder Attention:	Nationwide	01 8000115000
	From Medellín:	57 (4) 3602472
Energy Transport Service:		57 (4) 3157143

Available to shareholders, including minority ones, is the Colombian Financial Superintendency, an entity with power to adopt measures in order to prevent violation of their rights and to reestablish balance and the principle of equal treatment to all of them.

Messrs. Shareholders: Our experience in the area of good corporate governance tells us that it is its day-to-day observance that allows generation of competitiveness, transparency, and trust. We count on your cooperation to continue meeting our commitment to implementing the best practices.

Thank you very much,

Orlando Cabrales Martínez
President of the Board of Directors

Luis Fernando Alarcón Mantilla.
Chief Executive Officer

Corporate strategy





ISA's Board of Directors and management, interested in continuing on the path of adding value to the companies, conducted a strategic exercise so as to think up new challenges, resulting in a Large and Ambitious Goal (MEGA, its Spanish initials) to lead the Group's acts in the coming decade.

This MEGA is to lead both decision-making and motivation for day-to-day performance for all of the Group's people.

4.1 MEGA*

By the year 2016, Grupo ISA will have become a business conglomerate with expected revenues of USD 3,500 million, 80% of which will be generated outside of Colombia.

- Grupo ISA will be recognized among America's three leading electric power carriers, and Latin America's largest, upon consolidation of not only its platforms in Brazil and the Andean Region but also its status as relevant player in other countries.

- ISA will be present in 50% of power exchanges among Latin American countries' electric systems, through its own assets, or assets operated by it.

- At least 20% of its revenues will come from business other than electric power transport.

- It will have entered other related business areas, like gas transport and infrastructure projects.

- In addition to being the Andean Region's main data carrier, it will have developed energy futures markets in Colombia and other countries.

Grupo ISA is currently active in three business areas:

- Energy transport.

- Markets operation and administration.

- Telecommunications transport.

- Infrastructure construction projects.

Grupo ISA will focus on market development through design, construction, and operation of linear infrastructure, in scenarios where it can be relevant. The dominant topic is a reflection of current success, and it works as a platform for future projects.

* Large and Ambitious Goal – MEGA (its Spanish initials).

4.2 VALORES

At Grupo ISA, values are a part of the work and effort to reach the goals defined, and they witness our growth and allow us to reach beyond frontiers.

Values like ethics, social responsibility, innovation, and excellence set the standards to reach our MEGA target.

4.3 CORPORATE SOCIAL RESPONSIBILITY COMMITMENTS

ISA's social responsibility model is based on its commitments to the interest groups. Along 2007, its renovation and homologation process was completed, the model was formalized by the Board of Directors, and the corresponding Good Governance Code amendment was effected.

The amendment includes more proximity between the groups' expectations and the possibilities that the Company can offer within the scope of its entrepreneurial management. In this perspective, social responsibility is understood as the frame of balanced relations between the companies of Grupo ISA and their interest parties, built as a set of values, practices, and commitments, in order to add value, generate trust, and help sustainable development of those societies where ISA has a presence.

COMMITMENTS TO INTEREST GROUPS

Shareholders and Investors	Profitable growth and creation of value
Suppliers	Transparency, equity, and clear rules
Society	Respect for human rights; delivery of quality and efficient services; timely disclosure of public-interest information; contribution to sustainable development and social well being
Workers	Contribute to their integral advancement and value their contribution to the organization
State	Respect and strengthen the rule of law
Customers	Sustainable relationship; quality and competitive costs; reliable communications

4.4 A NEW STRATEGY AND A NEW BRAND

Along the last 40 years, ISA has gained a solid position in the power sector, reaching recognition as Latin America's largest international energy transporter, and becoming an outstanding presence in the telecommunications sector. Today, this experience allows it to take the new challenge of becoming a business corporation engaged in designing, operating and constructing linear infrastructure systems.

Adoption of this new corporate strategy materializes in a new brand for both ISA and its affiliates and subsidiaries. Therefore, from now on, the companies are one under the same brand as a corporate visual identity, expressed by a single symbol accompanied by the names of the companies.

COLOMBIA	PERU	BOLIVIA	BRASIL
isa TRANSELCA	isa REP	isa ISA BOLIVIA	isa CTEEP
isa INTERNEXA	isa ISA PERU		
xm Filial de ISA	isa INTERNEXA		
	isa TRANSMANTARO		

Thanks to this new identity, ISA appears to the world as a superior unified brand that thinks globally and acts locally. It projects itself as a great human team that advances united to achieve big challenges.

The architectural brand model adopted by ISA results in important advantages like facilitating internationalization and globalization, optimizing use of resources for brand positioning, attracting more investors, generating recall, simplifying register and legal protection of brands, and communicating cohesion and unified purpose and direction.

Inasmuch as ISA advances, so will each region and country where it operates. ISA is intimately linked to the development of the continent.

SYMBOL AND ELEMENTS

As a part of the visual identity, the logo is the typographic representation of the name. In ISA, logo and symbol become one, creating a figurative element clearly and consistently representing the Corporation's raison d'être: Linear infrastructure systems that boost regional development.

The visual identity accurately describes a linear infrastructure advancing on an optimal design from one given point to another.

CORPORATE COLORS

Since color is the best tool in generating brand recall, ISA has defined two hues of blue as its corporate or fundamental colors. They were used in both construction of the logo-symbol and creation of the various communications pieces.

Blue stands for ISA's seriousness and commitment to its target groups, and for its financial soundness. Blue has a definite corporate character that projects a very consistent global image that enjoys high acceptance throughout the business spectrum.

BRAND ATTRIBUTES

ISA's new visual identity has grounds on five attributes, or concepts that guide not only its corporate acts, but also its work and way to relate to its interest groups: ISA is reliable, solid, visionary, committed, and pluralistic.

ISA'S POSITIONING

ISA is the one Latin American linear infrastructure system company that thrives while boosting continental progress. ISA's linear infrastructure systems join city to city, country to country, and point to point, lending dynamism to local and regional economies and boosting their development. Thus, as ISA thrives, so do all of us.



THE SLOGAN

Moving is boosting development, imprinting a prospective, dynamic and intelligent view for conquering a big corporate challenge.

Moving turns strategy into action, and symbolizes ISA's commitment to its interest groups. It is the message wrap-up or issue that must be present in all communications.

The new visual identity, brand attributes and way to state positioning through images and texts, coalesce in one single idea: aligning with its corporate strategy and its raison d'être. The brand vision commits us all to a single goal and shows external audiences how one company can lead others to progress, without losing focus on the principles that have allowed it its current positioning in Latin America's markets.



Businesses by sectors





5.1 ELECTRIC POWER TRANSPORT BUSINESS

In developing its strategy, ISA set priorities for its interest markets, with an initial projection toward the Andean Community -CAN-, and subsequently toward Central America and the Southern Common Market -Mercosur-, where its fundamental role focuses on development of transmission infrastructure, required to shore up the market.

In 1997, ISA'S transmission grid had 7,228 km of lines located in Colombia; ten years later, in 2007, ISA is the parent company of an economic group controlling 37,629 km of lines spanning Colombia, Peru, Bolivia, and Brazil; additionally, through participation in Empresa Propietaria de la Red -EPR-, it supports the region's transmission grid that will once join all of Central America's countries. These figures consolidate Grupo ISA as Latin America's major electric power transporter.

Infrastructure's growth



km of circuit
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
7,228
37,629
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
ISA
Affiliates

Distributed by affiliate as follows:

Country	Colombia			Peru		Bolivia	Brazil	Total
Company	ISA	TRANSELCA	REP	ISA PERÚ	TransMantaro	ISA BOLIVIA	CTEEP	
Transmission (km of circuit)	10,000	1,539	5,407	393	1,207	588	18,495	37,629
Transformation (MVA)	12,672	2,817	1,783	235	300	340	40,364	58,511

Year 2007 saw ISA's commissioning of projects UPME 01 and 02 of 2003, with around 1,000 km of 500 kV transmission lines. Also, as part of its growth strategy, Grupo ISA, through its affiliate CTEEP, first entered Brazil in regions different from São Paulo State, by successfully bidding for the largest of the projects offered by Agencia Nacional de Energía Eléctrica -ANEEL- of Brazil, consisting of two lines (500 kV, 720 km) crossing Tocantins, Piauí and Ribeiro Gonçalves States.

Well aware of the buttressing role of electric power transport for electricity markets, Grupo ISA has international interconnections between Venezuela and Colombia, Ecuador and Colombia, and Ecuador and Peru, and it also helps viability efforts of important interconnection projects demanded by the challenge of a Latin American power market. One such project is the Peru-Bolivia electric interconnection, for which purpose affiliate ISA BOLIVIA obtained the provisional licenses that allow it to prepare feasibility studies conductive to materialization of the physical link that will once join the Andean Community countries.

Additionally, ISA, together with Empresa de Transmisión Eléctrica S.A. -ETESA-, of Panamá, participates in the promotion and viability efforts for the electric interconnection between Colombia and Panama, itself the physical connection between Central and South America and a crucial step for an interregional market.

In this direction, progress was achieved in the selection, hiring, and execution of various studies leading to the project's viability, under the technical auspices of the Inter-American Development Bank, -IADB-. Also, IADB and ETESA coordinated project follow-up meetings, with participation of authorities from both countries.

On the other hand, while the regulators have hired a study for regulation harmonization, the CREG expects to have definitive regulation toward the last quarter of 2008 in order to establish a scheme that will enable power exchanges.

In terms of revenues, Grupo ISA's participation in the energy transport market is as follows:

MARKET PARTICIPATION BY TRANSMISSION REVENUES IN EVERY COUNTRY 2007*


ISA shareholder of EPR (12.5%) SIEPAC project under construction
ISA TRANSELCA 80%
COLOMBIA
ECUADOR
REP ISA PERÚ TRANSMANTARO 80%
PERU
BRASIL
CTEEP 17%
BOLIVIA
ISA BOLIVIA 36%

* Approximate percentages. Peru data corresponds to 2006.

Today, Grupo ISA's management has the endorsement of international practices and standards that ensures delivery of energy transport services in every country under homologated processes, tending to optimize the grid's performance. In the search for excellence, ISA has a leading position in implementation of reference studies to know and apply practices used by international companies reputed for their performance. It has also designed synergy coordination, diffusion, and implementation plans and schemes to share the knowledge available in each one of its companies, to guarantee benefit from it for the whole Group.

5.2 BUSINESS OF MARKET OPERATION AND ADMINISTRATION

ISA's affiliate, XM, Compañía de Expertos en Mercados S.A. E.S.P., operates the National Interconnected System -SIN- and runs the Colombian power market. It also manages short-term International Electricity Transactions -TIE- with Ecuador, and provides operation services of power systems and real-time systems, electricity market solutions, and ancillary products.

XM coordinates and supervises operation of SIN in Colombia, which encompasses a transport grid with 9,935 km of 110-115 kV lines; 11,763 km of 220-230 kV lines; and 2,399 km of 500 kV lines. The system has installed effective net capacity of 13,405.7 MW, of which 95.7% consists of 48 generation assets centrally dispatched by the National Dispatch Center of XM, in the following categories: 18 hydraulic (8,525 MW, 63.6%), 21 thermal with gas as main fuel (3,598 MW, 26.8%), and nine coal-fired (700 MW, 5.2%). Non-centrally dispatched generation assets amount to 582.7 MW (4.3%), of which around 79% correspond to hydraulic generators, and the rest to small thermal plants (76.7 MW), co-generators (24.5 MW), and one Aeolian plant (18.4 MW).

This market covers the electricity demand of 42 million Colombians living in over 1,000 municipalities, with the bulk concentrating in four large urban centers: Bogotá, Medellín, Cali, and Barranquilla. Demand was 4% up on 2006 levels, for third consecutive year of growth over 4%, since 2005. Total for 2007 was 52,851 GWh/year, a 2,037 GWh increase over 2006.

Colombia's export capacity to Ecuador and Venezuela stands respectively at 285 MW and 336 MW. Conversely, import capacity levels from the two countries are respectively 215 and 205 MW. Since March 2003, export levels to Ecuador greatly outdo export levels to Venezuela thanks to the TIE scheme operated by XM between Ecuador and Colombia, for an average 4 GWh/day along 58 months. In 2007, 876 GWh was exported to Ecuador, equivalent to 6% of that country's demand. In turn, Ecuador exported to Colombia 38 GWh, a figure higher than that for 2006 (1 GWh).

Colombia's power market, considered among Latin America's most dynamic and competitive, is administered by XM; through the Energy Pool, XM serves

71 trading agents, 39 generators, 11 carriers, and 32 distributors. By late 2007, the number of delivery points for big consumers and public lighting stood at 4,262, and 369, respectively; non-regulated demand was about 33% of national demand, and the number of delivery points for regulated users was 3,537, showing gradual competition for energy trading.

Wholesale Energy Market -MEM- transactions in Colombia along 2007 behaved as follows: average annual energy price in the pool was 83.42 $/kWh; yearly market transactions totaled $6,008,005 million, of which $1,680,983 million (28% of total transacted) corresponded to the pool and $4,327,022 million to contract transactions (72% of total transacted), with 77.31 $/kWh as annual average energy price in contracts. MEM transactions surpassed commercial demand by 35.4%, a 0.5% hike over previous year; cash flow from invoicing, through the accounts administered by XM for the pool, charges for National Transmission System -STN-, and Regional Transmission System -STR-, amounted to $2,730,398.68 million.

XM has a specialized consulting and training services portfolio for national and international power sector companies. Up to date, services have been rendered in Bolivia, Brazil, Panama, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Dominican Republic, and Peru.

So as to efficiently deliver these services and achieve collective leadership and Colombian power market growth, XM is based on the integral development of human talent, promotion of knowledge management, and effective application of technology.

5.3 TELECOMMUNICATIONS BUSINESS

Internexa is a telecommunications company engaged in the Carrier-of-Carriers business throughout the region, a specialization that not only allows it to offer wide coverage in the markets it operates in, but also comply with outstandingly high availability and reliability indices for its 6,798-km regional grid. Furthermore, it is an important player in the Latin American context that adjusts to each market's needs, and boosts international integration, creating a communications culture that strengthens links between nations, and brings about closeness to the rest of the world.

While accompanying the industry's growth, it has strengthened its network in each of the countries where it is present:

- Colombia. Internexa offers one of the largest networks, with 5,273 km of fiber optics nationwide. This main network is deployed over very high quality fiber optic loops integrated with microwave links supplemented by a satellite system, allowing best redundancy and coverage conditions, and consolidating the country's largest capacity information transport system.

- Peru. Through its affiliate Internexa S.A., a 1,280-km network infrastructure, was laid in the Northern region, reaching coverage of 12 cities in its first stage. Use of edge technology, added to the safety provided by the electric infrastructure, allows high quality levels and availability of multiple services. Internexa S.A. has positioned itself in Peru as a neutral and open telecommunications network designed to serve every operator in the country. This is the market's second fiber optics network. Interconnection network in Northern Peru will allow it to connect to Ecuador in the first semester of 2008. The same network is also designed to help widen connections to submarine cables for Colombia, Ecuador, Peru and Venezuela, providing a variety of Internet connection solutions from Latin America to operators in the USA and the rest of the world.

- Ecuador. Transnexa S.A. EMA, where Internexa has 50% stake, doubled its network capacity, expanding coverage to Guayaquil, Machala and the Peru interconnection.

- Venezuela. Bi-national agreement was reached with Compañía Anónima Nacional Teléfonos de Venezuela -CANTV- to implement a reliable and permanent Bogotá-Caracas interconnection. This closes an initial integration stage that provides a real regional service suiting each market's needs, from Caracas to Lima, with interconnections to other countries, opening integration of communities.

- Central America. In 2007 Internexa signed a cooperation agreement with Empresa Propietaria de la Red -EPR- to strengthen definition and implementation of the business plan for exploitation of that infrastructure, which will once cover six nations in the region, providing a data-carrying corridor between Northern South America and Southern Mexico.

Integration of the Company's networks in the different countries gives rise to a great regional network, with an ever-expanding services portfolio in the areas of transport, connections, Internet access, infrastructure, operation, and maintenance.

Along 2008, Internexa will keep focusing efforts toward the region's different countries, looking for an evermore flexible and modern telecommunications network that can offer a wide range of services, and outdo market expectations in the region.

Business expectations for the new year lead Internexa to focus efforts on the following settings:

- São Paulo State, Brazil. Advancing structuring of a telecommunications operation supported on CTEEP's infrastructure.

- Southern Peru. Starting out financial modeling to carry on with construction of fiber optics network between the cities of Lima and Tacna.

- Central America. Implementing the business plan of Red Centroamericana de Fibras Ópticas -REDCA-, a business associate of EPR, in order to start operations in the year 2009.

6

Annual report 2007





MAIN CONSOLIDATED FINANCIAL FIGURES

6

Consolidated financial figures

Millions of $	2003	2004	2005	2006	2007	Budget 2008
Income Statement						
Revenues	1,008,377	1,072,581	1,076,495	2,016,322	2,821,675	3,147,379
Costs and expenses	579,718	575,787	588,428	1,677,758	1,535,372	1,521,842
EBITDA	688,573	705,095	700,049	1,113,138	1,954,514	2,241,424
Operating income	428,659	496,794	488,067	338,564	1,286,303	1,625,537
Non-operating results	(242,292)	(246,386)	(195,664)	(167,614)	(21,345)	(527,817)
Tax provision	(89,880)	(103,554)	(69,475)	(63,665)	(392,927)	(352,988)
Minority interests - Income Statement	(13,486)	(5,178)	(22,670)	43,184	(646,010)	(522,891)
Net income	**83,001**	**141,676**	**200,258**	**150,469**	**226,021**	**221,841**

Millions of $	2003	2004	2005	2006	2007	Budget 2008
Balance Sheet						
Assets	5,482,892	5,542,341	5,873,043	12,861,199	13,887,489	14,659,200
Liabilities	2,757,058	2,578,435	2,712,415	6,133,782	7,075,678	7,127,235
Equity	2,382,591	2,643,173	2,786,230	3,314,373	3,802,446	4,385,438
Minority interests - Balance Sheet	343,243	320,733	374,398	3,413,044	3,009,365	3,146,528

Indicators %	2003	2004	2005	2006	2007
EBITDA margin	68	66	65	55	69
Operating margin	43	46	45	17	46
Net margin	8	13	19	7	8
Return on assets	11.93	14.41	14.02	5.91*	15.44
Return on equity	3	5	7	5	6
Leverage	50	47	46	48	51

Share of ISA	2003	2004	2005	2006	2007
Closing quote $	1,000	2,090	5,650	5,910	7,100
Dividend $	90	96	106	120	128
Dividend Yield %	9	4.59	1.88	2.03	1.80

* Decrease explained by recognition of costs and expenses associated to the Early Retirement Plan –PDV– In CTEEP

isa

Geographical distribution of revenues


54.2%
1.1%
7.9%
36.8%
Brazil
Colombia
Peru
Bolivia

Revenues by activity


Telecommunications companies
95,439
3%
Power companies
2,726,236
97%

Latin american economy and market vision





For world financial markets the year 2007 can be rated as one of the most complex and uncertain ones due to the high volatility of macroeconomic variables and the constant threat of a recession in the North American economy.

Under these circumstances, risk rides over into 2008 which, according to analysts, will be determined by factors such as the monetary policies taken by the Federal Reserve of the United States and other central banks of the world, the evolution of commodity prices and the escalating rise of oil and gold prices that have reached historic highs as well as the economic growth of the emerging countries.

There is prognosis of acute slowdown of the United States economy - the most influential in all markets. To confront this issue the International Monetary Fund -IMF- projects a 1.5% growth for the Gross Domestic Product -GDP- as compared to 2.1% in 2007, while United Nations projects a 2% 2008 growth for said economy.

Generalized caution of all markets is based on several realities of the United States among which are an unemployment rate of 5% in December 2007, signs of incipient stagflation assessed by the Federal Reserve, as well as loss of consumer trust and the growing deficit in current account of USD711,600 million. Inflation continues to be another big risk hoarding over economic growth. During this period, Consumer Price Index -CPI- rose to 4.1%, the highest in 17 years.

For the rest of the world, IMF calculates 2007 world growth of 4.1% and 4.3% for Latin America. The European Union registered 3% growth during the third quarter of 2007 while the Euro Zone saw a 2.7% expansion.

The Chinese economy's performance maintains its high speed and according to the preliminary numbers of the State Information Center, its growth is estimated at 11.4% in 2007. For 2008, expectations are of 3.4% deceleration for the world economy and 4.7% growth for Latin America.

The Economic Commission for Latin America and the Caribbean -CEPAL- estimates that for 2008 countries in the region will have a joint growth rate of 4.9% as compared to 5.6% of the preliminary calculation for 2007.

7.1 COLOMBIA

During 2007 economic balance was positive. Noteworthy is GDP growth estimated at 5.9%; expected growth for 2008 stands at 5.24%.

Unemployment stood at 9.4% according to National Statistics Administrative Department -DANE-.

On the monetary side, the context was marked by new inflationary pressures. The year closed with a 12-month Consumer Price Index -CPI- of 5.69%, amply outdoing the Central Bank's proposal range between 3.5% and 4.5%, goal which still stands for 2008.

As to the exchange rate, Colombia suffered strong volatility with a 10.1% peso revaluation. Expected for 2008 is a change in trend ranging between 1% to 4% devaluation, according to analysts.

Despite the good results of the issuing companies listed in the stock exchange, the Stock Exchange General Index of Colombia -IGBC- closed at 10,694 points, meaning 2.59% loss of value.

7.2 BRAZIL

During these last years Brazil's economy has shown positive movements in GDP, and according to the Central Bank of Brazil, there is a 4.71% to 5.06% estimated growth for 2007. In line with the Program of Growth Acceleration -PAC-, 4.5% is projected for 2008.

Inflation was 4.46% as compared to 3.14% in 2006, complying with the goal agreed upon. The Central Bank estimates inflation at 4.3% for 2008.

The real was characterized by a strong revaluation trend as compared to the dollar, closing at BRL 1.77, accruing an appreciation during the year of 17.2%. The exchange rate in 2008 is expected at BRL 1.81.

At 2007 year's end the index of the São Paulo Stock Exchange -BOVESPA- closed at 62,444 points, accruing an appreciation of 40.41%.

7.3 PERÚ

In 2007 the economy maintained dynamic growth supported on consumption and investment. GDP grew 8.3% according to reports from the National Institute of Statistics and Information Technology -INEI-, the highest since 1994. For 2008 a 6.2% growth is projected, which is a conservative prognosis as a consequence of external dynamics.

The labor market showed signs of recovery with an unemployment rate of 7.5%.

Inflation totaled 3.93%, amply outdoing the 2% goal proposed by the Central Bank of Peru -BCRP-, with a tolerance margin of one percentage point above and below. For 2008 inflation is expected at 2.8% due to strong pressure from food prices.

Revaluation stood at 6.26% despite the interventions of the Central Bank. A change in trend is expected for 2008 as well as devaluation near 0.10%

At years' end the Stock Exchange General Index of Lima -IGBVL- had a 36% appreciation.

7.4 BOLIVIA

According to government estimates, economic growth for 2007 will be close to 4.2%. During the third quarter, GDP recorded a 4.03% growth; 3% is expected for 2008.

Inflation at 11.73% outdid the proposed goal of the Central Bank of Bolivia -BCB- which ranged between 3% and 5%. According to agents' expectations, inflation for 2008 will land on 14%.

The exchange rate showed a clear appreciation trend of 4.11%, reaching a current price of BOB 7.69 per dollar at year's end. A 1.5% revaluation for the boliviano is expected for 2008.

Standing out among the main uncertainties is the enactment of the new Political Constitution and the internal controversies generated by this process.



Management report



8.1 TRANSPORT OF ELECTRIC ENERGY

ISA continues to strive towards recognition in the Latin American market for its provision of power transport services under standards of safety, reliability and quality to market agents for energy trading as well as to interconnected regional power systems. Likewise, the provision of power-transport ancillary services contributes to the integrated solution that ISA offers its customers.

Como parte de este proceso de sinergia se llevó a cabo la definición y As a part of this synergetic process, commercial guidelines were defined and carried out for its target markets both in Colombia and abroad regarding the energy transport service and its ancillary services.

The integration of the commercial areas of ISA and TRANSELCA, affiliate located in the Northern part of the country, was decided on thereby coupling strengths to offer improved opportunities in attention to requirements compliant with the commitments agreed on in its promise of service.

In July 2007 the Colombian Institute for Technical Standards and Certifications -ICONTEC- ratified ISA's ISO 9001/2000 Quality Certification for the Power Transport Service including studies, design, procurement, construction, assembly, testing, commissioning, operation and maintenance of electric energy transmission systems.

Operating revenues



$ Million
750,000
700,000
650,000
600,000
550,000
500,000
450,000
400,000
604,737
642,518
668,620
698,735
744,719
2003
2004
2005
2006
2007

In 2007 the energy transport business in Colombia generated total revenues of $744,719 million.

Meanwhile, non-operating revenues reached $11,925 million, explained mostly by the sale of the building of Centro de Transmisión de Energía -CTE- Oriente in Girón (Santander Province), and the sale of reserve materials and inventories.

Evaluating power transport services

Evaluation of satisfaction levels of external customers was carried out by late 2007, aiming to find out and measure service quality and customers' satisfaction, pinpoint their needs and expectations, and determine factors generating the most impact. General satisfaction index was found to be 86.6%, a high satisfaction level, while general quality levels of 82% show superior performance (excellent and very good scores).

8.1.1 Energy Transport service

ISA delivers its core power transport service through the National Transmission System -STN- to the market agents, for energy trading and interconnection of regional electric systems.

ISA is Colombia's largest energy transport company, and the only one with national coverage. Its infrastructure is made up of around 10,000 km of transmission grid at voltages over 115 kV, 50 substations, 12,672 MVA of transformation, and 4,177 MVAr of compensation.

Commissioning of the Primavera-Bacatá UPME 01-03 and Bolívar-El Copey-Ocaña-Primavera UPME 02-03 projects put ISA's participation in the STN at 73,87% by year's end, as compared to 69.7% for 2006.

Reviewing the transmission remuneration scheme

Since 2007, CREG has been drafting a resolution to include the proposal for an updated transmission remuneration scheme, advances on the issue of Administration, Operation and Maintenance -AOM-, construction units, and remuneration fees.

According to the agenda for 2008, revision of the transmission remuneration methodology for the 2008-2013 period must be available for consultation in the first quarter of 2008, and a final resolution should be ready in the second quarter.

Energy transport service revenues


700,000
600,000
500,000
400,000
300,000
$ Million
544,144
582,545
600,957
624,128
663,771
2003
2004
2005
2006
2007

Revenues from the Energy Transport Service were $663,771 million, 6.8% up on 2006, accounted for by commissioning of the UPME 01-03 and UPME 02-03 projects.

ISA commissioned UPME 01-03 project in December 2006, corresponding to the Primavera (Cimitarra, Santander) - Bacatá (Tenjo, Cundinamarca) 307-km electric interconnection line at 500 kV, finishing the first of a two-stage electric corridor that joins central Colombia to its Atlantic Coast.

In March 2007, six months before deadline, ISA finished the electric corridor by commissioning the second phase of UPME 02-03, a 655 km energy line at 500 kV between the Bolívar (Santa Rosa de Lima, Bolívar) and Primavera (Cimitarra, Santander) substations passing through the Ocaña (Norte de Santander) and El Copey (Cesar) substations.

The objective of these projects was to construct over 1,000 km of lines within the assigned time frame and budget. These projects have resulted in improved national power interconnection, as well as strengthened regional integration. Operation of these lines increases ISA's network at 500 kV by 66%, and its power transformation capacity by 47%.

To keep increasing its STN participation, ISA acquired the Betania substation in the Municipality of Yaguará (Huila). Assets include equipment at 230 kV and 115 kV, which connects the substation to the SIN.

8.1.2 Service of Connection to the National Transmission System

ISA provides generators, distributors, regional carriers, and big consumers with access to the SIN, allowing them to deliver and receive the electric power required or generated.

The Company offers timely, quality and cost-competitive studies and construction of transmission lines and electric substations necessary for above-mentioned access or to reinforce existing connections. Solutions offered include administration, operation, and maintenance of the assets that make up the connection.

To deliver connection services, ISA has 71 km of lines at 230 kV, and 109 km at lower voltages, an operational transformation capacity of 3,422 MVA, and 657 MVA in reserve, distributed in 61 STN connection points serving 22 customers: four generators, 14 distributors, three big consumers, and one carrier. The connection assets include two points related to international interconnections.

Connection revenues totaled $58,109 million for the January-December 2007 period.

Connection service revenues


$ Million
60,000
50,000
40,000
30,000
20,000
48,124
52,618
55,415
57,664
58,109
2003
2004
2005
2006
2007

The connection contracts executed were:

- With Empresa de Energía de Bogotá -EEB- at the Jamondino substation. It permits connection with UPME 01-2005 project of lines to Ecuador, Betania and Mocoa. It also reinforces the Southern grid and makes viable increased energy transactions between Colombia and Ecuador.

- With OXY, at the Caño Limon substation. It permits connection of the Static Var Compensator -SVC- and fourth feeder (34.5 kV bay) and increased energy imports for OXY, besides improving voltage quality for this company and for Empresa de Energía de Arauca -ENELAR-.

- Transformation expansion at La Reforma substation. It permits connection from the second transformer bank to the high voltage grid. This project, built for Electrificadora del Meta S.A. -EMSA-, enhances service availability and reliability.

Resolution concerning safety and reliability of Regional Transmission Systems -TRS-

On December 28 of 2007, the Ministry Mines and Energy issued Resolution N° 182148, defining new criteria for expansion of the STR and connections to the STN. As a result of application of this resolution, grid operators will have a three-year term to reinforce their connections to the STN.

The previous represents important benefits for the SIN in terms of safety and reliability, while additionally constituting an opportunity for ISA to reinforce the business of connection to the STN.

8.1.3 Energy Transport Ancillary Services

As a value added to energy transport, ISA keeps on delivering the following ancillary services:

- Electricity and Energy Studies. These include the viability of investment projects in activities concerning the connection of generation or load with electric energy transmission and distribution systems.

- Integral Maintenance of Electric Infrastructure. This integrates the planning of activities based on the practice of Reliability Centered Maintenance -MCC-; the evaluation of substations and equipment; the performance of activities on energized lines; and, in the long term, a Plan for Optimization of Assets -POA-.

Operating revenues from these services were $10,894 million or 7.1% up on 2006.

8.1.4 Fiber Optics Service

ISA owns a nearly 5,000-km fiber optic network in Colombia, supported mostly by energy transmission lines. Along 2007, this infrastructure grew by around 1,200 km, or 34%, concomitantly with the following projects:

- In April, ISA finished for Internexa the nearly 263-km Copey-Venezuelan Border fiber optic cable project.

- The year saw 95% or nearly 1,000 km advancement on the fiber optic project for the Internexa loops.

Alianza was established 10 years ago by EPM Telecomunicaciones S.A. E.S.P., Empresa Municipal de Cali E.I.C.E. E.S.P. -EMCALI-, Valorem S.A., Coldecon S.A., Empresa de Telecomunicaciones de Bogotá S.A. E.S.P. -ETB-, Telefonica Móviles Colombia S.A., Global Crossing S.A., Telmex Colombia S.A., Comcel S.A. and ISA (29.17% participation).

The Alianza's fiber optic network is commercially exploited by Internexa. Adequate management allowed the Company to negotiate and renew contracts for delivery of services associated to operation of the fiber optic cable and its infrastructure.

Revenues from fiber optic-related services kept on the up side, due especially to commissioning of the interconnection projects with Venezuela and phase 1 of the loops project.

Fiber optic service revenues



15,000
10,000
5,000
0
$ Million
10,225
4,179
5,082
9,536
11,944
2003
2004
2005
2006
2007

Grid operation

Total average availability of ISA's assets for 2007 was 99.918%, or 0.26% higher than the 99.654% goal set by the CREG.

Availability goal set by the CREG was reached by 93% of assets. Of the total of 565 assets, 37 did not reach such goal, and $38 million compensation was paid for 26 of them.

Accumulated energy not supplied to the SIN was 20,597 MWh. Taking out the April 26th event, it was 3,431 MWh, for a goal previously agreed on of between 3,300 and 3,900 MWh.

That ISA's transmission network covers most of Colombia especially exposes it to attacks on its infrastructure. Between 2004 and 2007, 717 attacks have affected the SIN, of which 434 were on ISA's infrastructure.

Availability of ISA's grid



100
98
96
94
92
90
Percentage (%)
99.934
99.739
99.942
99.656
99.930
99.601
99.918
99.792
2004
2005
2006
2007
Excluding attacks
Including Attacks

Total SIN's affected towers 2004-2007


Number of towers
250
200
150
100
50
0
80
47
127
122
104
226
147
94
241
85
37
122
2004
2005
2006
2007
ISA
Other
Total

During 2007, 85 towers were attacked (7% of 500 kV lines and 93% of 230 kV lines). Attacks on ISA's infrastructure were 42% lower than in 2006. Of the total number of attacks, 84.7% took place in Cauca Province (72 towers).

ISA's affected towers

Thanks to support from the National Armed Forces covering and securing the areas where repairs were underway, 99% of infrastructure affected by attacks was recovered.

Year	No. of towers	500 kV towers affected	230 kV towers affected	Total towers affected	Total towers repaired	Pending repair	Attacked towers %
2004	13,349	43	37	80	87	6	0.59
2005	13,349	48	74	122	117	12	0.96
2006	13,346	28	119	147	158	0	1.11
2007	15,553	6	79	85	84	1	0.55
Total		125	309	434	446		

In the last few years, ISA's methods for recovery of towers destroyed have improved outstandingly. These activities go from use of emergency structures to transport of work crews and materials, using specialized tools and assembly of structures. Average repair time stands at 6.78 days, as in 2006.

Since the year 2004, corporate losses from infrastructure repairs have reached $56,119 million. In 2007, such losses represented 8.38% of ISA's AOM revenues.

Event of April 26 of 2007

Transport of energy around Colombia is a complex task, given our topographic conditions, atmospheric variables, and relentless attack on the infrastructure by illegal armed groups.

To cope with these issues, ISA has structured activities that allow Colombia to enjoy high standards of quality and reliability for the transport service.

However, on April 26 of 2007, a human error during a maneuver caused total disconnection of the Torca substation resulting in overload and shut-off of the 230 kV lines operating in the area. This fact importantly evidenced the need for expansion of the National Interconnected System.

No such event can be desirable for a power transmission company providing public services, but it is clear that this kind of operation, where human intervention is irreplaceable, there is always an error risk, which we try to minimize by means of steady training, technological support and process revision.

So as to minimize such occurrences, ISA has taken a series of measures, including a continuous improvement scheme, buttressed by actions deriving from a short-, medium- and long-term work plan, involving processes, substations, technologies, and competencies of the human resource.

Secure maintenance and operation models have been reinforced, putting into practice important expertise from other national and international energy transport concerns, as well as from the aviation sector. Tools supporting the operation at the Supervision and Maneuver Center Centro de -CSM- have also contributed to this reinforcement.

Network maintenance

The main objective of maintenance efforts on the transmission network is to guarantee its functional availability, optimizing costs through adequate planning, implementation, evaluation and control of maintenance work, meeting the opportunity, quality, and reliability parameters agreed upon with our customers. To achieve maximum business profitability, and maximize useful life of assets, a balance is conducted between maintenance costs and reliability levels required.

ISA's maintenance management focuses mainly on the following aspects:

Reliability-Centered Maintenance -MCC-. The MCC strategy consolidated at the Group's affiliates through new studies of equipment families or groups. This method has allowed construction and updating of maintenance plans, keeping cost-effectiveness balance, so as to reach service delivery standards.

Non-interruptive maintenance techniques. Current market's strict demands for service continuity and quality have led ISA to implement live working techniques for maintenance diagnosis and implementation.

Business intelligence. This tool was implemented to strengthen decision-making processes, by accessing maintenance strategic, tactic and operative information.

Integrated Technical Standardization System -SINTEC-. In order to guarantee information integrality and quality necessary for maintenance processes, standardized technical specifications, as well as substation and transmission line maintenance guidelines, were homologated. This system allows not only availability of information for proper maintenance work, but also adequate planning according to maintenance guidelines.

Atmospheric Discharge Information System -SID-. Six high-tech electromagnetic-field sensors placed throughout Colombia allow real-time detection of events, impact site, amplitude, speed, and other parameters related to atmospheric discharges. This tool contrasts the effective design of transmission line and substation shieldings and allows identification of shutdown causes.

International reference. With coordination of Regional Electric Integration Commission-CIER-and consultation from PriceWaterhouseCoopers, a reference study was conducted of AOM processes of 21 energy transport companies throughout 13 countries. ISA scored excellently, above the median, taking second place in Latin America in the area of identification of best practices and parameters, in the group of companies with grids covering over 2,500 km.

8.2 INFRASTRUCTURE PROJECTS

Considering existing business opportunities, ISA decided to take advantage of its capability in the construction and management of infrastructure projects to offer the following portfolio of services in both national and international markets.

- *Integrated project development:* engineering, procurement, construction, social and environmental management, land rights and regulatory management.
- Project Engineering, Procurement and Construction -EPC-.
- Project management: administration of engineering, procurement and construction.
- Project engineering.
- Environmental and social management.
- Management of land and easement rights.

Investment projects in infrastructure construction

ISA manages the following projects in Colombia:

Project	Benefit	Commissioning date	Total project value
Client: Ministry of Mines and Energy			
Proyecto: Primavera-Bolívar a 500 kV, UPME 02-03	Increase system reliability and transfer capacity between the Atlantic coast and the country's Central region and decreases the possibility of rationing	March 31, 2007	USD172,000,000
Client: Electrificadora del Meta S.A. -EMSA-			
Expansion of La Reforma substation	Increases substation reliability and supply of electricity	September 26, 2007	USD1,675,140
Client: OXYCOL			
Caño Limón Static bar compensator	Regulates voltage of 34.5 kV busbar and increases power imports from the STN	December 30, 2007	USD9,505,770
Caño Limón feeder	Increases reliability and energy supply for OXYCOL	November 10, 2007	USD459,985
Client: ISA's Energy Transport Management Unit			
Fiber optic line El Copey- Venezuelan border	Guarantees greater usage of Grupo ISA's transmission assets in the different countries in the region and increases telecommunications traffic capacity through INTERNEXA	November 10, 2007	USD2,146,108
Equipment uprating at San Carlos substation	Increases equipment short circuit capacity	December 30, 2008	USD16,305,720
Equipment uprating at Chivor substation	Increases equipment short circuit capacity	June 30, 2009	USD6,689,640
Construction of 230 kV Malena– Primavera alternate line	Solves unauthorized occupation problems in easement zones between towers 305 and 307 of the 230 kV transmission line Primavera–Malena	August 31, 2008	$3,737,485,040
INTERNEXA loops	Increases reliability and availability of voice and data transmission in Colombia	January 20, 2008	USD15,688,699

In addition, construction of the following third party infrastructure projects is being carried out within the cost and opportunity commitments agreed on with the clients.

Project	Benefit	Commissioning Date	Total Project Value
Client: OXYANDINA			
Fields 22 and 38	Supplies electricity for the expansion of the Cira Infantas oil wells	August 30, 2008	$ 22,500,000,000
Client: Empresas Públicas de Medellín			
Connection of the Porce III Hydroelectric Plant	Transmits electricity generated by the Porce III Hydroelectric Plant to the new Porce substation, integrating it into the STN	February 28, 2009	USD 4,518,255
Client: Ministry of Mines and Energy			
FAZNI 042 Puerto Concordia – San José de Guaviare	Supplies electricity from San José de Guaviare to Puerto Arturo and Puerto Concordia	October 5, 2007	$2,221,633,568
FAER GSA 041 San Andrés – Cartagena del Chairá	Improves electrical service in San Andrés and Cartagena del Chairá	July 10, 2007	$1,118,630,188
FAER 010 GSA 024 Caldas–Valle	Municipal electrification in Dagua, La Cumbre, Ginebra, Guacarí, Florida, Versalles, Victoria, La Vega and Granada	January 30, 2008	$4,354,906,484
FAZNI GSA 054 Cauca	Municipal electrification in San Juan de Villalobos and distribution grid in the Santa Rosa municipality in the province of Cauca	April 30, 2008	$12,468,307,384
FAER 017 GSA 031 Antioquia	Rural electrification in the province of Antioquia, for the municipalities of Alejandria, Guarne, San Roque, Puerto Nare, Turbo, Chigorodó, Cañas Gordas and Andes	February 28, 2008	$5,474,649,715
FAZNI GSA 045 National Territories	Grid remodeling in Puerto Carreño–Vichada; provision and installation of emergency plants in Paz de Ariporo– Casanare, Puerto Guzmán–Putumayo, Miraflores–Guaviare, Cartagena del Chairá–Caquetá	March 30, 2008	$2,687,812,433
Client: Red de Energía del Perú –REP–			
Chilca–San Juan line	Increases transmission capacity of Chilca substation lines towards San Juan	June 30, 2007	USD 35,884,262
Expansion 2: Zapalla I–Paramonga – Chimbote line	Increases system reliability and safety and eliminates operational problems in the power exchange between the Central and Northern regions	March 31, 2008	USD 37,077,430
Expansion 3: Ica, Juliaca and Marcona substations	Improves the system's transforming and transmission capacity	February 28, 2009	USD 15,499,546
Expansion 4; Chavarría and Santa Rosa substations	Solves reactive power deficit in Northern Lima	February 28, 2009	USD 4,653,144
Platanal–Chilca 220 kV line	Transmits electricity generated by the Platanal Hydroelectric Plant to the National Interconnected Electrical System through a 220 kV line	June 30, 2009	USD 16,193,276
Client: ISA Bolivia			
Arboleda substation	Reinforces and increases the northern system's sub transmission, property of the Cooperativa Rural de Electrificación Ltda–CRE	June 1, 2008	USD 9,135,142
Client: Internexa Perú			
San Juan–Zorritos fiber optic line	Transports telecommunication services between the Peruvian Central and Northern regions	March 31, 2008	USD 17,997,162

8.3 CORPORATE MANAGEMENT RESULTS AND COMMITMENTS

8.3.1 Administrative Management

Organizational Capital

Organizational Capital is defined as an intangible asset resulting from the interaction of culture, structure, knowledge and leadership that allows for a quick alignment of strategic objectives and for the combination of skills, capabilities and resources in response to changes posed by the milieu.

Projects

- **Establishment of the Infrastructure Projects Business.** A new chain of value was defined along with the structuring of its processes and establishment of responsibilities in a structure of posts.

- **Renewal of the ISO 9001/2000 Quality Certification.** For the quality management system of the Energy Transport Service.

- **Incorporation of elements of safety and occupational health (NTC-OHSAS 18001) and environmental management (NTC-ISO 14001).** For the Organization's processes that seek effectiveness and translation of elements of occupational and environmental health policies in order to obtain the certification in 2008.

- **Introduction of the information safety management system, (NTC-ISO 27001).** To identify, manage and protect the information assets of ISA and XM. It provides a conceptual and methodological model to be made extensive to the other companies of the Group.

- **Restructuring of the Power Transport Management Unit (To be implemented in 2008).** The new structure is aimed at establishing in Colombia an area focused on excellence in service, exercising technical leadership of the affiliates and making viable new business opportunities. It also includes the design and implementation of the commercial process for ISA and TRANSELCA.

- Gradual introduction of integrated management of Information Technology -IT- elements. Approval of the Group's Information and Knowledge Policy, guide to the use and management of IT, and homologated management procedures. It seeks to protect information and knowledge as strategic assets for competitiveness.

- **Design of the route map for the adjustment of the Organization and the structure of the Group.** It establishes the principles and definitions of the business model and the implementation of the operating model, distinguishing between corporate functions and business functions.

Technological Capital

Projects were carried out to support the achievement of the Group's strategy which demands high competitiveness in a global market, backing up critical processes of negotiation, standardization and optimization of business practices with a common technological base that allows for scale economies, greater corporate synergy, integral management of the companies and operational speed on entry of new affiliates. Noteworthy are the following:

- **Business intelligence for the processes of operation, maintenance and finances.** Reduces operation risks and costs and provides cycles of information analysis for making decisions in critical processes, making information more reliable; it increases productivity in the analytical phase of processes and makes possible the centralized planning of operation and maintenance.

- **Unified platform for grid operation process in energy transport companies (SIGO)** Reduces the time required to homologate the grid operation process of new affiliates.

- **SAP Homologation of the grid maintenance process for energy transport companies.** Allows for centralized process control and homologation of best practices for maintenance in the energy transport business.

- **Strengthening of operation and maintenance processes under safety procedures -SICOT-.** Reduces the cycle of incorporation of activities for safe operation and maintenance.

- **Strengthening of shared information-technology services.** Provides a technological basis for network and basic integrated services to intensify process scale economies, facilitate collaboration among companies and leverage expansion of the Group.

- **Contingency of critical services.** Improves reliability of critical business processes through the implementation of a new infrastructure and recovery schemes in case of contingencies.

- **Growth platform for the Group.** Design of a schedule of alternatives based on the definitions of growth strategy of each one of the Grupo ISA businesses. It provides immediate solution options for technological outfitting of newly incorporated companies.

- **Change in mySAP safety plan.** It seeks to guarantee the safety, flexibility, dynamics and standardization of the safety model in SAP, incorporating related best practices to protect the information and processes of the Group. It includes a normative model sustainable through time that facilitates the incorporation of new companies to the Group.

- **Technological implementation of the corporate auditing model.** Through homologation and implementation of technological tools, definitions of the auditing process established for the Group and by company for the exercise of Corporate Governance, were incorporated.

- **Support for configuration of information technology services for CTEEP.** Homologates processes and leverage conditions for rapidly and effectively outfitting the technological management of CTEEP and backing up its new business challenges.

- **Technological outfitting of new business.** It allows for new business models with operating speed, diminishing requirement of human resource and guaranteeing homologation and centralization of processes. It was implemented in TransMantaro, Internexa in Peru and in Proyectos de Infraestructura of Peru (in the process of constitution).

Human Capital

Understood as one of the most important intangible assets, it alludes to the quantity and quality of formation and productivity of the individuals involved in the processes. ISA dedicates a significant part of its management to improving human capital as a basis to the growth of its business and processes and increase in productivity.

ISA ended 2007 with a human group composed of 633 individuals, number which represents a reduction of 3.1% as compared to the 653 at the end of 2006. This reduction is explained by the retirement of 29 workers, which increased the group of pensioners to 356.

The Company sponsored Masters' studies in Project Management, Business Administration (MBA), Technology and Upper Management. Likewise, we made it possible for some of our employees to further specialization in Maintenance Management, Human Talent Management, Private Law, Business Law, Project Management and Socio-Political Studies. Of the total population of the Company 66% have a higher education degree (Professional, Specialization and Masters').

To facilitate and manage development of competencies (technical and human) required for effective performance, the Company designed and implemented an annual plan for integral formation in which 620 employees participated (98% of the total) with an average 58.8 hours per individual and with an investment of $8,560 million.

For management and administration of labor relations, ISA has facilitated the right of association of its collaborators through their two labor agreements. At year's end, 546 workers were subscribers of the Collective Pact and 51 of the Collective Agreement.

In relation to health and welfare, the Company invested $4,946 million to cover supplementary plans; health expenses aid, extensive to the employee's family; and for the education of their children. When plans and aids granted to retired personnel are included this sum amounts to $6,790 million.

As part of the goals of the Occupational Health Management System (healthy employees and improvement in risk management), activities were carried out among which the following are outstanding: periodic occupational tests, vaccination of employees within the plan for vaccine-preventable diseases, participation of employees in the program of prevention and control of cardiovascular risk factors, evaluation of work places, and educational campaigns with emphasis on major risk factors.

The number of work accidents was 28, of which, 11 generated 242 days of leave. The accident frequency rate was 1.88 accidents for each 240.000 hours worked.

Absenteeism index was 2,123 days related to general disease and work-related accidents. The index of severity stood at 1.27% of the scheduled work days of the year.

The main initiatives furthered for the development of human capital were:

- **New competencies model.** In the light of the challenges of the MEGA and as part of the alignment of the behavior of human resource, a competencies model was adopted with emphasis on the contribution of the post to the objectives of the Organization. Competencies were defined for the Group, for the exercise of the role as parent company and for the business of Energy Transport and Infrastructure Projects of ISA.

- **Unification of the performance evaluation methodology among the companies of the Group.** With ends to increasing the levels of alignment between human capital and strategy, to directing the behavior of individuals towards goal achievement and to making possible the identification of gaps generated by the structuring of development plans, the unification of ADES, an instrument for performance evaluation and management, was carried out for all the companies of the Group with the exception of CTEEP.

- **Definition of the guidelines and mechanisms for mobility among the the Group companies.** After cataloguing mobility and expatriation practices in the region, and identifying the practices and needs of the Company and its affiliates, guidelines and mechanisms were defined which will facilitate the flow of managerial and technical talent of the Group, thereby transferring knowledge and best practices, developing plans for succession and career, and tending to the needs of the Organization in adjustment processes with newly incorporated businesses.

- **Definition of guidelines and new payroll structure for the compensation system of the Group's companies.** Seeks to facilitate mobility between companies and define a new payroll structure in line with the realities of external competitiveness of the labor market and adjusted to the need for guaranteeing internal equity.

- **Identification of the managerial talent map of the Group's companies.** With ends to developing succession and career plans that guarantee development of managerial talent and thereby the Group's growth, the identification of individuals with greater and better performance level and potential was carried out. We expect to further plans in 2008 to make possible the development of qualifications required for business expansion.

- **Structuring of the process of cultural transformation.** Seeks to identify features of the base culture now standing in our companies and to define the characteristics of the target culture required for achieving the MEGA. During 2007 methodological design and benchmarking of the tools were furthered in order to begin the diagnosis of the culture and the ensuing process of transformation in 2008..

- **Measurement of the organizational climate.** Grupo ISA unified the tool for measuring organizational climate at all of its companies (Hay Group's Engaged Performance Methodology). The survey answered by 85% of workers detected 78% favorability results, a strength in its own right, given the worldwide standard of 75%.



Organization climate
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0.03
0.07
0.9
0.05
0.11
0.84
0.07
0.16
0.77
0.15
0.18
0.67
0.08
0.14
0.78
Commitment
Company's effectiveness
Individual effectiveness
Treatment to employee
General average
Unfavorable
Neutral
Favorable

8.3.2 Legal affairs management

No litigations or contingencies with the potential to materially affect the Corporation arose along 2007. Judiciary and administrative actions against it were timely and adequately countered to defend the Corporation's interests, and to comply with its duties and responsibilities.

In turn, and on its own behalf, ISA undertook the legal and administrative actions necessary to further its corporate purpose and in defense of its interests, respecting all binding regulation.

It is worth pointing out here that additional information regarding litigations is available to the shareholders in the notes to the Financial Statements.

8.3.3 Risk Management

ISA permanently manages its risks map in compliance with the Group's Integrated Risk Management Policy.

Along the period, it integrally updated its risks map, covering all of the Corporation's macro-processes, as well as all available and potential administrative measures.

It also advanced in the qualitative assessment of all of the map risks, formulated simulation models for some of the risks affecting its Financial Statements, and coordinated implementation of this cycle in the affiliates.

Relevant aspects along the period:

Regulatory risk
ISA directly interacted with the regulator in the analysis of the results of the AOM study presented to the agents through CREG's Circular Letter 002 of 2007, and it provided information supplementing analyses of unit costs of construction units.

Additionally, the Corporation permanently monitored evolution of the parameters that make up revenues, developed exercises and analyses specific to each one of them, and monitored evolution of the topic at the Energy Chamber of the National Association of Domiciliary Public Utilities and Ancillary Activities -ANDESCO- and at the Transmission Committee of the National Operation Council -CNO-.

These parameters, intervening in the revenues calculation of new assets not subject to bidding, are part of the revision of the transport service remuneration and quality schemes proposed in the regulatory agenda of CREG, which closed the year by issuing the resolution draft introducing the methodological proposal for the next regulatory period.

Legal risk
ISA permanently advances all actions necessary to manage risks arising from legislative processes, in particular those with respect to taxation and referring to the model of provision of public services.

To such effect, the Corporation participated along 2007 in the discussion of bills, followed up case law at the high courts, and actively participated in the discussions held between ANDESCO and the National Association of Industrialists -ANDI-.

Approval of the request presented by ISA to the Ministry of Trade, Industry and Tourism to sign a legal stability agreement for the business of energy transport for 20 years stands out as a milestone.

Risk of Volatility of Macroeconomic Variables
To properly handle the effects of exchange and interest rate fluctuations on its financial statements, the Corporation systematically applied its risk coverage strategy, which reduced variability in cash flows related to debt service.

The year 2007 saw advancement in the Assets and Liabilities Management -GAP- project for Grupo ISA's companies. The model that integrates all information from the companies in order to pinpoint the variables with the largest impact on the Earnings at Risk EaR- and Cash Flow at Risk -CfaR- of the companies in the different countries, was improved. This management tool is designed to minimize exposure of ISA and its affiliates to risks related to the volatility of the macroeconomic variables.

Operating risks
For proper management of operating risks, ISA promoted improved understanding of the proceedings established in the operation and maintenance protocols, implemented new edge technologies, and reinforced training.

The project Energy Transport Service Reliability stands out. Based on international standards, it was created in order to ensure reliability, quality, and safety in service delivery.

Risks related to the armed conflict
Steady improvement of technical processes and staff competencies has resulted in highly effective recovery levels for destroyed towers, reaching 98.82% in 2007, very close to 2006 figures.

On the other hand, conflict dynamics monitoring and analysis, together with facility protection strategies and strengthening of inter-institutional coordination remain key administrative measures for development of the Strategy of Viability Amidst Conflict.

Risks related to the Economic Group's Growth and Governance

Direction mechanisms in terms or responsibilities and objectives were adjusted. The parent company's intervention role in the Energy Transport business was updated and defined as Strategic Controlling Role, given the nature of the business characteristics. As a result, while the parent company sets the strategic direction and makes key decisions, operating development is in the hands of each company.

The search for action unification led to homologation of the Group's policies in the areas of communication, occupational health, environment, internal control, and acquisition of goods and services.

Workshops were conducted with the companies in order to define their contribution to the MEGA. Also, advancement was made in construction of a macro-structure that will help reach strategic goals defined.

Additionally, and following the criteria established by its investment policy, ISA conducted the risk management associated to the administration of the Group's investment portfolio and structuring of new business.

8.3.4 Reputation

ISA obtained 76%[1] score in the general reputation index, according to study by the firm IPSOS-Napoleón Franco, conducted between November 2007 and February 2008.

This biennial study sampled 684 people representing our interest groups in different regions throughout Colombia.

Results show that ISA enjoys 99% recognition, 74% familiarity, 81% favorability and 73% trust indices.

The Company got ratings above 80% in areas like future projection, financial solidness, profitability, international projection, ethics, leadership, social responsibility, admiration, management transparency and customer information.

1 Equivalent to 84% according to the methodology of Centro Nacional de Consultoría -CNC- so far applied by ISA.

It was clear for 58% of respondents that the Company has a presence in other countries and 71% finds it positive that the Company enters related business fields, like gas transport and infrastructure projects.

8.3.5 Corporate social responsibility management

The indicators agreed upon with each of the interest groups were achieved except for the case of non-supplied energy, due mainly to the effects of the April 26 event.

Most outstanding management results by interest group were as follows:

The organizational climate survey answered by 85% of the workers showed 78% favorability, above world standard of 75%.

The Company registered 349 new suppliers, and signed 1,890 contracts worth $242,773 million. Satisfaction level determined by yearly survey was 95%. At the same time, the homologation process for Grupo ISA's Goods and Services Acquisition Policy was carried out.

In compliance with ISA's commitments to society, environmental, social, and political programs saw continuation along year 2007, with a further focus on activities that positively impact all beneficiaries, and on participation in spaces and mechanisms that promote social and institutional processes of development, peace, and reconciliation. Along the year, total investment in social management programs was $3,315 million.

Customer satisfaction survey showed continuation of the same high levels as in previous years. Furthermore, ICONTEC ratified its ISO 9001/2000 Quality Certification for the Energy Transport Services, including studies, design, procurement, construction, assembly, testing, commissioning, operation and maintenance of energy transmission systems.

ISA's shares had 20.14% appreciation, an increase above the appreciation level for the General Index of Colombian Stock Exchange -IGBC- (-4.18%).

Global Pact:

The second Global Pact report presented also obtained favorable ratings. The Company keeps on pursuing mechanisms for advanced compliance with the Pact's principles, helped by qualitative follow-up articulated with its management of corporate social responsibility and its interest groups.

Specific results in the area of interest groups management are available in RSE 2007 Report, and also at www.isa.com.co

8.4 FINANCIAL REPORTS – ISA AND CONSOLIDATED

2007 proved to be a year of important achievements as attested by the following fundamental facts:

- Issuance through Book Building of 56,394,211 shares of ISA in the domestic market, which strengthened equity structure by $399,047 million.
- Capitalization of ISA Capital Do Brasil, which resulted in ownership increase in CTEEP from 21.014% to 37.4615%.
- Contribution by ISA to Interligacão Elétrica de Minas Gerais S.A. -IEMG- of $14.432 million.
- USD5 million contribution by Internexa to its Peruvian company, Internexa S.A.
- USD4 reduction million in the capital of Consorcio TransMantaro with ends to the optimization of the capital structure of the corporation. ISA received USD2.4 million on this account.
- Change in ISA's stake in INTERNEXA from 99.9927% to 99.2745% as a result of the merger of Internexa-Flycom Comunicaciones. With this operation, Grupo ISA consolidates its telecommunications business with ends to obtaining leadership and recognition as the largest data carrier in Latin America.
- Operating strengthening of the Group with a significant 75.6% EBITDA growth from $1,113,138 million in 2006 to $1,954,514 million in 2007, and $226,021 million net income equivalent to 50.2% increase over 2006.
- Estimates of additional revenues for 2008 of $2,740 million as a result of the acquisition of the Betania substation.
- The Ministry of Trade, Industry and Tourism approved the request for legal stability presented by ISA for the activity of electric energy transmission, which guarantees application of regulations agreed upon for 20 years as of 2008.

New revenues earned:

- BRL97 million due to improvements in facilities and the plan for modernization and adaptation of CTEEP's transmission system.
- USD2.9 million from the commissioning in July 2007 of the Chilca substation and capacity expansion of REP's transmission lines.

- $2,102 million operating revenues in ISA resulting from beginning operations of fiber optic Copey-Venezuelan Border and the first phase of Comcel loops.

- $36,687 million resulting from the commissioning of UPME 01 and 03 of 2003.

Other events which had impact on the financial statements:

- BRL153 million in CTEEP as a result of the negotiation with Metropolitana Eletricidade de São Paulo S. A. -Eletropaulo- for the sale of land property.

- Recognition in the financial results of investments for the entire year of 2007 of -CTEEP- and TransMantaro, acquired in June and December 2006, respectively.

- Change in the treatment of revenues and amortization of assets of ISA Bolivia diminishing from 30 to 15 years the recognition term, which generated an adjustment of net revenues from former years for $8,914 million, as expressed in the opinion of the Colegio de Auditores y Contadores Públicos de La Paz.

- Regulatory change issued by the Colombian General Accounting Office -CGN- as of January 1 of 2007 for ISA and its affiliates in Colombia, in the transition to international accounting regulations. Their main effect is visible in the exchange differences of investments in controlled companies that were recognized in the income statement and are now recognized in equity as equity variation.

Consolidated results of the period

Millions of $	2007	2006	Variación	% Variación
Income Statement				
Revenues	2,821,675	2,016,322	805,353	39.9
Costs and expenses	(1,535,372)	(1,677,758)	142,386	-8.5
EBITDA	1,954,514	1,113,138	841,376	75.6
Operating income	1,286,303	338,564	947,740	279.9
Non-operating results	21,345	(167,614)	146,268	-87.3
Tax provision	(392,927)	(63,665)	(329,262)	517.2
Minority interest – results	646,010	(43,184)	689,194	-1,595.9
Net income	226,021	150,469	75,552	50.2
Balance Sheet				
Assets	13,887,489	12,861,199	1,026,290	8
Liabilities	7,075,678	6,133,782	941,896	15.4
Equity	3,802,446	3,314,373	488,073	14.7
Minority interest - balance	3,009,365	3,413,044	(403,679)	-11.8

In millions of Colombian pesos

Operating revenues grew by $805,353 million, 39.9% with respect to 2006. This is explained principally by:



Revenues and EBITDA
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
$ Million
66%
65%
55%
69%
1,072,581
705,095
1,076,495
700,049
2,016,322
1,113,138
2,821,675
1,954,514
2004
2005
2006
2007
Revenues
EBITDA
EBITDA Margin

- The exchange rate effect that generated important revenue growth at CTEEP through the translation of its financial statements from Brazilian reales into Colombian pesos.

- The recognition in ISA of the CTEEP revenues in 2007 worth $1,529,236 million, vs. $854,427 million in 2006.

- Revenues of $156,000 million resulting from commissioning of projects[2] at ISA, CTEEP, REP and TRANSELCA

2 Commissioning of the projects UPME 01 and 02 of 2003, optic fiber Copey-Venezuelan Border, first stage of Comcel loops carried out by ISA; reinforcement of substations, improvements of facilities and the plan for modernization and adaptation of the CTEEP's transmission system; REP's Chilca substation and capacity expansion of the associated lines carried out by REP and connection projects in TRANSELCA.

- Increased revenues at CTEEP from the updating of the General Market Price Index -IGPM-, indicator that is used for indexing revenues.

- The decrease in revenues resulting from Internexa's contractual renegotiation of tariffs with its customers.

Geographical distribution of revenues


54.2%
1.1%
7.9%
36.8%
Brazil
Colombia
Peru
Bolivia

8.5% reduction in costs and operating expenses was due to:

- Activities furthered by the Group in optimization and savings, especially as regards to CTEEP's personnel expenses resulting from the implementation of the Early Retirement Plan -PDV- since mid 2006.

- Increase in costs and expenses associated to the recognition of actuarial liabilities of agreed fringe benefits for pensioners in TRANSELCA and ISA, in the amount of $43,000 million, change which was originated by the approximation to International Regulation for Financial InformationReporting Standards -IFRS-.

- Greater expenses associated to payment of the Contribution for Financing of Social Security -COFINS- and the Programs for Social Integration -PIS- of ISA Capital Do Brasil, resulting from interest on its own capital received from CTEEP.

As a result of the revenues and operating expenses behavior, a significant improvement was obtained in the EBITDA and operating margins, which rose from 55% to 69% and from 17% to 46%, respectively.

Geographical distribution of costs and expenses


52.1%
1%
6.3%
40.6%
Brazil
Colombia
Peru
Bolivia

Non-operating results showed favorable performance, due principally to:

In CTEEP:

- Revenues generated by the closing of negotiation of land property with the Brazilian corporation, Eletropaulo.

- Recovery of provisions for contingencies and pension liabilities.

- Sale of non-productive assets.

In ISA Capital Do Brasil and ISA:

- Interest expenses associated to debt contracted for the financing of the purchase of CTEEP and valuation of said debt's hedging.

In addition to the above mentioned is the fact that due to regulatory changes issued by CGN (Resolution No. 356 of September 2007), as of January of the same year, the effect of the exchange difference of investments abroad owned by ISA and TRANSELCA, are not recognized in the income statement but in equity as variation of the same.

In CTEEP, increase in income tax provision was the result both of revenues from the negotiation with Eletropaulo and lower fiscal benefits in the purchase of productive assets. As to the variation in minority interest, this was product of the improvement of results of the affiliates in which the Group does not have total ownership.

Composition of assets by country


49.2%
1.1%
8.2%
41.5%
Brazil
Colombia
Peru
Bolivia

Composition of the Balance Sheet


15,000,000
13,000,000
11,000,000
9,000,000
7,000,000
5,000,000
3,000,000
1,000,000
$ Million
5,542,341
5%
47%
48%
5,873,043
7%
46%
47%
12,861,199
27%
48%
26%
13,887,489
22%
51%
27%
2004
2005
2006
2007
Equity
Liabilities
Minority Interest

Balance General Consolidado

At $13,887,489 million, the Group's total assets represent 8% growth as compared to 2006. This number is explained mainly by the following events:

- ISA's USD150 million capitalization of ISA Capital Do Brasil, resources that were used to increase ownership of common shares of CTEEP to 89.4% (37.46% of total capital) and that decrease minority interest.

- BRL139.2 million increase of goodwill in ISA Capital Do Brasil resulting from the acquisition of new shares; and BRL101 million resulting from the updating of the contingency resulting from Law 4819.

- Contribution of $14,432 million by ISA to IEMG for the construction of the Neves-Mesquita line in Brazil.

- Commissioning of the UPME 02-03 (Colombia) project with an approximate value of $398,155 million; the additions to UPME 01-03 worth $20,299 million, and the commissioning of the fiber optic Copey-Venezuelan Border and the first stage of Comcel loops.

- The purchase by ISA of the Betania (Colombia) substation for $38,000 million, whose revenues will be received as of 2008.

- With investments worth BRL436 million, CTEEP improved systems installations and carried out a plan of modernizing and adaptation of the transmission system, all of which is part of the reinforcement of substations.

- Investments of USD5 million that Internexa made in its Peruvian firm, Internexa S.A.

Variations in liabilities corresponded principally to indebtedness of ISA Capital Do Brasil and CTEEP to finance their investment plans.

Financial Liabilities

On December 31 of 2007, the Group's debt totaled $4,882,202 million, of which $1,477,745 million (30.3%) was denominated in local currency and $3,404,456 million in foreign currency (69.7%).

As a part of the closing process in the purchase of CTEEP, ISA paid in December a subordinated debt of USD148 million. In addition, it obtained treasury loans worth $32,000 million to finance cash flow.

For the purchase of CTEEP, ISA Capital Do Brasil carried out a two-tranche bond issue in the international market, the first for USD200 million and the second worth USD354 million with maturities in 2012 and 2017 and interest rates of 7.88% and 8.8%, respectively.

To undertake its substation reinforcement plan, improve and modernize the existing transmission system and carry out new investments, CTEEP obtained financing for BRL764.2 million from Banco Nacional de Desarrollo Económico y Social -BNDES-, through loan signed September 17 of 2007 as follows: first drawdown – BRL400 million; term – eight years; rate – Long-Term Interest Rate -TJLP- plus a 2.3% spread.

In order to carry out its expansion plan, REP conducted three bonds issues in dollars in the Peruvian market, the first for USD8.5 million at 5.88% fixed interest rate, the second for USD21.5 million at 6.19% fixed rate, and the third for USD30 million at Libor (Three months) + 0.75%. The term for all issues was 12 years.

Grupo ISA's Debt - $ Million	Dec-07	Dec-06	Variation %
ISA	1,767,281	1,930,920	-8
ISA Capital Do Brasil	1,493,106	829,621	80
REP	347,851	278,206	25
TRANSELCA	356,865	317,167	13
TransMantaro	149,179	-	100
CTEEP	605,477	-	100
ISA BOLIVIA	96,245	116,245	-17
ISA PERÚ	55,713	67,638	-18
FLYCOM Comunicaciones	-	3,369	-100
INTERNEXA	9,649	5,580	73
XM	836	686	22
Total	4,882,202	3,549,432	38

Debt by currency


30.3%
33.1%
35.7%
0.8%
0.2%
Pesos
Dollars
Euros
Soles
Reales

Debt by source


Bonds Soles 1%
Bonds USD 38%
Bonds Pesos 21%
Multilateral Debt FC 6%
Bank Debt FC 25%
Bank Debt LC 9%
LC: Local currency
FC: Foreign currency
USD: Dollars

With ends to improving the profile and financial conditions of its debt, ISA Perú performed partial substitution of debt of USD14 million contracted with *International Finance Corporation -IFC-, Nederlandse Financierings Maatshcappii voor Ontwikkelingslanden N.V. -FMO-* and Banco de Crédito del Perú -BCP-, by obtaining a loan from Banco Bilbao Vizcaya -BBV-.

The composition by currency and financial sources of the Group's debt portfolio with hedging operations is as follows:

Composition of debt is in line with the revenue structure of the Group, thereby minimizing the impact of the exchange rate.

Noteworthy within the portfolio composition of the Group's debt by financing sources is the 60% participation of bonds, equivalent to $2,910,297 million.

The Group's equity rose 14.7% to $3,802,446 million, mainly as a result of:

- Additional paid in capital for $397,197 million generated by the difference between offer price and the par value of the share of ISA as a result of the issuance of 56,394,211 shares in public offer carried out in December 2007.

- Increase of 50% ($75,552 million) in net income of the current year (2007) generated essentially by revenues from the newly commissioned projects, revenues of affiliates and the impact of revaluation.

- Surplus from equity method of $45,112 million, originated in the exchange difference from currency translation of investments abroad.

Commitments with financial entities

Financial indicators agreed upon with credit institutions were fully complied with

Consolidated		Results
Net debt / EBITDA	<=4.3	2.1
EBITDA / Interest	>=2.3	4

Credit Risk Rating

Credit rating agency Duff & Phelps de Colombia rated AAA ISA's three bond issues and the domestic debt bond program. In the same manner, Standard & Poor's ratified its BB+ rating for ISA's foreign-currency long-term credit (equal to the Republic of Colombia's sovereign ceiling) and granted BBB- rating to its local-currency credit.

Likewise, Duff & Phelps of Colombia ratified TRANSELCA's AAA rating for the first and second bond issues carried out in 2002 and 2004, for $113,000 million and $100,000 million, respectively.

REP obtained the highest credit risk rating (AAA), from Apoyo & Asociados Internacionales S.A.C. (Associated to Fitch Ratings) and Equilibrium Calificadora de Riesgos S.A., for the bond issues carried out in 2003 and 2004 for USD50 million each year, as well as for the USD60 million issue carried out in 2007.

TransMantaro maintained the AAA rating granted by Apoyo & Asociados Internacionales S.A.C. (Associated to Fitch Ratings) and Pacific Credit Rating S.A.C. to the first and second bond issues of 2001 and 2003, for USD30 million and USD20 million, respectively.

ISA Capital Do Brasil obtained BB rating from Standard & Poor's for the USD554 million international bonds in two tranches: one for USD354 million for a 10-year term with 8.8% fixed rate, and a second one worth USD200 million for a five-year term at a fixed rate of 7.88%. Standard & Poor's revised the rating in October 2007 maintaining the same risk level.

These ratings ratify the consolidation of the Group, its operating capacity and its financial solidity.

Perspective of the Group

In the spirit of being more competitive and securing availability of the resources necessary to achieve its MEGA, the Group must:

- Continue with its operating efficiency and maximization of cash flow.
- Work in the improvement of the debt profile. Debt strategy considers reducing net exposure of financial risk to which short and long term debt are subject. In order to implement this strategy, the following activities will be furthered:
  - Expansion of financial sources in order to diversify financial risk and minimize financing costs.
  - Active participation in local and international capital markets.
  - Expand the average term and improve the term of the debt portfolio through debt management operations in order to reduce the risk of refinancing and liquidity.
  - Control exchange risk through hedging operations such as Forwards or Synthetic securities to cover debt service.
  - Maintaining compliance with contractual indicators.
  - Continue with business expansion, maintaining sound financial indicators and equilibrium.

ISA'S results during the period

Millions of pesos	2007	2006	Variation	% Variation
Results				
Operating revenues	**762,359**	**714,704**	**47,655**	**6.7**
Costs and AOM expenses	(243,326)	(233,785)	(9,541)	4.1
Depreciation, amortization and provisions	(123,246)	(89,861)	(33,385)	37.2
Operating costs and expenses	(366,572)	(323,646)	(42,926)	13.3
EBITDA	537,301	500,109	37,192	7.4
Operating income	**395,787**	**391,058**	**4,729**	**1.2**
Non-operating results	**(122,872)**	**(226,919)**	**104,047**	**-45.9**
Tax provision	(46,894)	(13,670)	(33,224)	243
Net income	**226,021**	**150,469**	**75,552**	**50.2**
Balance Sheet				
Assets	6,350,589	5,875,833	474,756	8.1
Liabilities	2,517,269	2,562,766	(45,497)	-1.8
Equity	3,833,320	3,313,067	520,253	15.7
Indicators				
EBITDA margin (%)	70	70		
Operating margin (%)	52	55		
Return on assets (%)	16	17		
Return on equity (%)	6.3	4.9		
Leverage (%)	39.6	43.6		
Book value ($)	3,747	3,444		

At $226,021 million, ISA's net income represented 50% increase over previous year; net margin was 30%. These good results are due to:

- An operating income of $395,787 million which was obtained mainly through the 6.7% increase in operating revenues and management of costs and AOM expenses, which grew only 4.1%.

- Non-operating results show an important improvement of $104,047 million, principally due to the performance of the subordinates on passing from -$56,644 million in 2006 to -$2,944 million in 2007 and also to the revenues resulting from the exchange difference of the dollar-contracted debt, product of revaluation.

Growth in tax provision is explained by greater benefits originated in the special deduction obtained in 2006 and which were associated to the construction of productive assets, mainly UPME 01 and UPME 02 of 2003.

Asset growth is framed within the Group's strategy of achieving greater participation in the Latin American market, reason why investments were made in capital goods and participation in corporations, financed with resources owned by the company and from the local market.

With respect to equity, resources obtained through issuing common shares in the domestic market, contributed to the optimization of the capital structure of the Company.

The Company complied with all financial indicators agreed on with credit institutions.

ISA	Goal	Results
Net Debt / EBITDA	<=5	3.4
EBITDA / Interest	>=2.25	2.6

Behavior of ISA shares in the market

2007 was characterized as a year of successful issuance in the Colombian stock market, as were those of Isagen and Ecopetrol, and as a year of high stock market volatility, which affected the amounts, volumes and prices traded in the variable-income market.

Despite the above mentioned situation, the share of ISA appreciated by 20.14%, a figure higher than the one for the market (IGBC, -4.18%) and its successful placement resulted in stock market capitalization of $7,637,196 million.

Appreciation ISA – IGBC


2007
ISA
IGBC
30
20
10
0
-10
-20
Appreciation %
20,14%
-4,18%
Jan–07
Feb–07
Mar–07
Apr–07
May–07
Jun–07
Jul–07
Aug–07
Sep–07
Oct–07
Nov–07
Dec–07

ISA shares participated in 100% of the 243 market rounds with a daily average traded of $4,466 million, equivalent to 39% increase over the average traded in 2006 ($3,211 million).

According to the information published by the Colombian Stock Exchange, the share positioned itself among the ten most negotiated ones during 2007 and occupied seventh place in the category of high stock market capitalization.

	Prices	Date
Minimum closing	$5,460	February 27 of 2007
Maximum closing	$7,560	June 19 of 2007
Year's end 2007	$7,100	December 28 of 2007
Year's average 2007	$6,560	
Annual variation of price		20.14%
Annual variation of IGBC		-4.18%
ISA's stock market capitalization of at year's end (millions of pesos)		$7,637,196
General stock market capitalization at year's end (millions of pesos)		$205,670,646
Participation of ISA in total market volume of listed companies		3.71%
Volume Traded		
ISA traded volume, approximate (million of pesos)		$1,085,243.7
Average traded by round, approximate (millions of pesos)		$4,466
Market volume traded, approximate (million of pesos)		$24,456,776.2
ISA participation in total market volume		**4.44%**

(Approximate figures)

Issue of Shares

In December 2007, ISA carried out the third issuance of common shares in the domestic market through book-building public offer, by which the market defines the price of the share with the offers. The issue amounted to 56,394,211 common shares at a subscription price of $7,076 per share. The demand for shares amounted to 178,062,738, which meant a 3.3 over-demand.

Outstanding in this issuance was the direct participation of individuals as investors, approximately 15%, while pension and severance funds participated indirectly with 63%.

Of the 88,410,731 common shares that were authorized for issuance by the Special Shareholder's Meeting in November 2006, 64% were placed; the remaining 36% (32,016,520) was left available for a new issue.

Success in placement showed support and trust from investors in the solidity of ISA.

On December 31 of 2007 shareholding at ISA was as follows:

	Number of Shares	%
State investors	**737,748,816**	**68.586**
The Nation	569,472,561	52.942
Empresas Públicas de Medellín	109,350,775	10.166
Ecopetrol	58,925,480	5.478
Mixed-Economy Public Utilities	**18,448,050**	**1.715**
Empresa de Energía de Bogotá	18,448,050	1.715
Private Investors	**319,464,508**	**29.699**
Institutional Investors	159,709,403	14.848
Individuals	125,236,345	11.643
Legal Persons	21,606,339	2.009
Foreign Investors	9,487,546	0.882
ISA ADR Program	3,424,875	0.318
Total outstanding shares	**1,075,661,374**	**100**

Meanwhile, the balance of ADR's (Level I American Depository Receipts) at the end of the same period was 136,995, securities which are negotiated in the OTC market of the United States and are equivalent to 3,424,875 common shares.

Dividend policy

The Shareholders' Meeting held on March 30, 2007 approved the proposition on appropriation and distribution of earnings of year 2006, which consisted in distributing earnings for $130.466 million to pay a dividend of $128 per share; payment was carried out in four equal quarterly installments of $32 per share, and represented 98% of net taxable income.

Regular dividends



130
110
90
70
50
30
10
0
Pesos
50
48%
74
22%
90
6.5%
96
10.4%
106
13.2%
120
6.67%
128
2001
2002
2003
2004
2005
2006
2007

Shareholders will be taxed on 33.43% of dividends declared along 2007.

2007 Budget execution

The Company had cash revenues worth $1,914,215 million as follows: initial holdings, $69,545 million, current revenues, $786,007 million, capital revenues, $1,035,731 million, delegated administrations $22,932 million. These resources were earmarked as follows:

- $774,043 million to debt service to pay the USD148 million subordinated loan to finalize the acquisition of CTEEP, the loans from domestic and foreign banks and the debt acquired through bonds.
- $507,102 million to investments in capitalizations to ISA Capital and to IEMG, and to the acquisition of the Betania substation.
- $258,090 million to operating expenses (personal services, general expenses, taxes, insurance, among others).
- $26,103 million to non-operating expenses (destroyed towers, others).
- $2,648 million to loans to the affiliates.
- $126, 653 million to the payment of dividends.
- $968 million to VAT of nationalization.
- $12,920 million to delegated administrations for construction of infrastructure projects.

Ending cash holdings were $205,688 million, of which $170,072 million remained as available resources after subtracting specific-purpose funds: delegated administration ($19,727 million), UPMES ($3,832 million), and risk withholding fund ($12,057 million).

2008 Budget

Approved budget of $2,054,451 million to conduct operations in 2008 consists of the following items:

- Initial cash balance: $205,688 million. Of these, $35,616 million correspond to specific-purpose resources (delegated administration, risk withholding fund and UPMES 01 and 02 of 2003 fund) and $170,072 million to own resources.

- Current revenues for $900,398 million: $850,204 million from operations, $47,367 million from ancillary services, and the remaining balance from other current revenues.
- Capital revenues worth $930,056 million represented basically in: $886,503 million from bank financing, bond issuance and loans from affiliates; and $43,553 millions from dividends received from affiliates, interest and financial yields and amortization of loans of ISA to the affiliates.
- Resources for delegated administration of infrastructure projects worth $18,309 million.

These resources were used for the following:

- Debt service: $1,235,908 million.
- Operating expenses: $402,880 million.
- Investments: $173, 088 million.
- Dividends: $147,366 million.
- Delegated administration of infrastructure projects: $31,605 million.
- VAT on capital goods: $2,717 million.
- Non-operating expenses: $23,672 million.

A cash balance of $37,215 million is expected for the end of the fiscal year: $18,117 million in available cash holdings, and $19,098 in specific-purpose funds.

Resources generated in the operation of the Company in 2008 plus financing sources described above, will provide the necessary cash flow to meet its commitments, preserving financial soundness and complying with contractual indicators agreed on with credit institutions.

ISA will also continue striving to:

- Increase revenues and rationalize costs and expenses in search of operating excellence.
- Maximize cash flow.
- Keep its commitment of attractive remuneration for the shareholder.
- Mitigate risk associated to macroeconomic variables through the implementation of the assets and liabilities management project.

Future Perspectives And commitments





ISA's main commitment for the year 2008 is to advance in achieving the MEGA proposed.

To this effect, an increase in the value of the Corporation will be sought, leveraged on the competitive positions of its core businesses – energy transport and market operation and administration.

ISA will continue to work in the consolidation of its business in the countries where it is already present: Colombia, original country of our operations, Peru and Bolivia countries where opportunities for growth are constantly evaluated and Brazil, our most recent venture, where we are undertaking the important task of consolidating actions in order to comply with the business plan we have defined.

The markets of the Andean Community of Nations and Central America, and the Southern Common Market present interesting opportunities of expansion for both businesses; these markets have been monitored and evaluated and we will continue doing so in the search for growth possibilities.

The integration of power markets poses important possibilities, particularly between Colombia and Panama.

We will further the provision of services associated to energy transport, looking for consolidation in the Central American and Caribbean markets.

We will continue expanding our telecommunications business, strengthening operation in countries where services are rendered, looking to use the existing power grid as a platform for implementation of telecommunications infrastructure and aiming towards interconnection between countries.

Another focal point of particular importance will be the consolidation of the business of infrastructure projects, seeking to grow in the provision of engineering services, construction and integrated development of projects.

ISA will persevere in the structuring of opportunities to enter gas transport business and road concessions, both in Colombia and in other Latin American countries.

Lastly, ISA will continue to advance in the compliance of commitments to its interest groups and will continue to share its model of corporate social responsibility with its affiliates, with ends to strengthening said model through its application in the different geographical areas and cultures that it reaches.

10

Annual report 2007





CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In millions of Colombian pesos except for net income per share that is expressed in Colombian pesos)

	Notes	2007	2006
Operating revenues	(20)		
Energy transmission services		2,408,178	1,678,272
Connection charges		234,024	172,474
Dispatch and CND-MEM coordination		28,844	29,618
MEM Services (STN, SIC, SDI)		32,373	25,133
Telecommunications		107,786	101,535
Other operating revenues		10,470	9,290
Total operating revenues		2,821,675	2,016,322
Operating costs and expenses			
Operating costs	(21)	950,880	688,361
Administration expenses	(22)	584,492	989,397
Total operating costs and expenses		1,535,372	1,677,758
Operating income		1,286,303	338,564
Non-operating revenues (expenses)	(23)		
Non-operating revenues		1,081,662	444,843
Non-operating expenses		(1,103,007)	(612,457)
Non-operating loss		(21,345)	(167,614)
Income before taxes		1,264,958	170,950
Income tax provision	(16.2)	(392,927)	(63,665)
Income before minority interests		872,031	107,285
Minority interests		646,010	(43,184)
Net income		226,021	150,469
Net income per share		222	156

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements

LUIS FERNANDO ALARCÓN M.
Chief Executive Officer

JAIRO A. ALZATE P.
Chief Accounting Officer
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 18, 2008)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2007 AND 2006

(In millions of Colombian pesos)

	Notes	2007	2006
Assets			
Current assets:			
Cash	(5)	567,648	257,757
Marketable investments	(5)	219,498	631,458
Accounts receivable - Net	(7)	756,648	554,899
Inventories	(8)	55,136	56,816
Deferred charges and other assets	(10)	38,730	146,211
Total current assets		1,637,660	1,647,141
Non-current assets:			
Long-term investments	(6)	54,110	289,792
Long-term accounts receivable - Net	(7)	511,620	406,435
Inventories	(8)	56,399	56,287
Property, plant and equipment - Net	(9)	3,438,172	3,252,320
Deferred charges and other assets	(10)	6,719,648	5,744,656
Reappraisal of assets	(11)	1,469,880	1,464,568
Total non-current assets		12,249,829	11,214,058
Total assets		13,887,489	12,861,199
Memorandum accounts:			
Debit	(19)	3,390,813	3,229,866
Credit	(19)	1,873,209	1,766,423

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements

LUIS FERNANDO ALARCÓN M.
Chief Executive Officer

JAIRO A. ALZATE P.
Chief Accounting Officer
T.P.8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 18, 2008)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2007 AND 2006

(In millions of Colombian pesos)

	Notes	2007	2006
Liabilities and shareholders' equity			
Current liabilities:			
Outstanding bonds	(12)	88,471	23,316
Financial liabilities	(13)	658,008	1,070,829
Accounts payable	(14)	426,098	468,485
Labor liabilities	(15)	51,703	33,986
Accrued liabilities and estimated provisions	(16)	147,183	522,799
Other liabilities	(17)	228,290	228,303
Total current liabilities		1,599,753	2,347,718
Long-term liabilities:			
Outstanding bonds	(12)	2,821,826	1,207,423
Financial liabilities	(13)	1,313,897	1,247,864
Accounts payable	(14)	324,923	401,996
Labor liabilities	(15)	1,246	1,135
Accrued liabilities and estimated provisions	(16)	704,344	624,643
Other liabilities	(17)	309,689	303,003
Total long-term liabilities		5,475,925	3,786,064
Total liabilities		7,075,678	6,133,782
Minority interests		3,009,365	3,413,044
Shareholders' Equity:			
Paid-in capital	(18)	35,866	34,016
Additional paid-in-capital		1,062,361	665,164
Retained earnings		356,444	338,246
Net income		226,021	150,469
Cumulative translation adjustment		(30,874)	1,306
Equity revaluation		632,366	652,539
Surplus from assets reappraisals		1,301,520	1,299,003
Surplus from equity method		218,742	173,630
Total shareholders' equity		3,802,446	3,314,373
Total liabilities, minority interests and shareholders' equity		13,887,489	12,861,199
Memorandum accounts:			
Credit	(19)	1,873,209	1,766,423
Debit	(19)	3,390,813	3,229,866

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements

LUIS FERNANDO ALARCÓN M.
Chief Executive Officer

JAIRO A. ALZATE P.
Chief Accounting Officer
T.P.8674-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 18, 2008)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In millions of Colombian pesos)

	2007	2006
Cash flow from operating activities:		
Net income	226,021	150,469
Add (less) – Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interests	646,010	(43,184)
Depreciation of property, plant and equipment	168,260	139,994
Amortization of deferred charges and other assets	370,989	157,943
Amortization of retirement pensions and fringe benefits	43,901	35,708
Allowance for doubtful accounts	7,053	901
Provision for inventory protection	192	348
Provision for income tax	392,927	63,665
(Gain) loss on sale and retirement of property, plant and equipment	(22,343)	(93,156)
Exchange difference expense	(314,166)	83,285
Recovery of provisions	(79,728)	(8,348)
Interest and commissions accrued	395,970	175,660
	1,835,086	**663,285**
Changes in operating assets and liabilities:		
Accounts receivable	(248,935)	(727,899)
Inventories	1,682	(37,614)
Deferred charges and other assets	(1,236,309)	(4,838,204)
Accounts payable	(69,404)	877,472
Labor liabilities	17,828	23,272
Labor Agreements at CTEEP	-	415,350
Accrued liabilities and estimated provisions	(718,933)	228,806
Collections for third parties	213,927	57,888
Minority interests	(1,049,689)	3,081,830
Other liabilities	(207,254)	126,293
Cash flow in other operations:		
Payment of retirement pensions	(13,810)	(13,857)
Payment of taxes	(58,728)	(74,872)
Net cash provided by operating activities	**(1,534,539)**	**(218,250)**
Cash flow from investment activities:		
(Increase) Decrease in long-term investments	246,940	(152,046)
Product on the sale of property, plant and equipment	-	177,179
Increase in property, plant and equipment	(331,769)	(761,208)
Net cash used in investment activities	**(84,829)**	**(736,075)**
Cash flow from financing activities:		
Interest received in cash	46,750	59,309
Interest paid in cash	(455,108)	(230,449)
Dividends paid	(126,653)	(111,880)
Increase in financial liabilities	389,321	2,784,491
Bond issues	1,692,114	207,751
Payment of financial liabilities	(412,821)	(1,050,918)
Payment of bonds	(12,556)	(142,434)
Share issues	399,047	-
Equity variations	(2,795)	(15,533)
Net cash used in financing activities	**1,517,299**	**1,500,337**
Increase (decrease) in cash and cash equivalents - Net	(102,069)	546,012
Cash and cash equivalents at the beginning of the year	889,215	343,203
Cash and cash equivalents at the end of the year	**787,146**	**889,215**

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements.

LUIS FERNANDO ALARCÓN M.
Chief Executive Officer

JAIRO A. ALZATE F.
Chief Accounting Officer
T.P.8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 18, 2008)

INTERCONEXIÓN ELECTRICA S.A. E.S.P. AND SUBSIDIARIES
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In millions of Colombian pesos, except share data that is expressed in pesos)

		Capital surplus			Retained earnings										
	Subscribed and paid share capital	Additional paid-in capital	Received for works	Total	Legal	For tax purposes mandatory	Repurchase of shares	Reinforcement of equity	Rehabilitation and replacement of STN assets	To pay dividends	Total	Retained earnings	Equity revaluation	Surplus from revaluation and equity method	Total
Balance at December 31 2005	32,084	333,164	17,381	350,545	16,047	139,900	46,600	26,331	37,435	-	266,308	186,707	652,539	1,298,047	2,786,230
Transfers approved by the Shareholders' Meeting						52,904		19,034		(19,034)	52,904	(52,904)			-
Share issue for Ecopetrol S.A. for purchase of shares of Transelca S.A. E.S.P.	1,932	314,619		314,619											316,551
Dividend payment on 960,341,683 common shares: $120 per share payable in four quarterly installments on April, July, and October 2006 and January 2007										19,034	19,034	(134,275)			(115,241)
Cumulative translation adjustment												1,778			1,778
Increase in surplus from equity method														9,544	9,544
Increase in re-appraisals of the year														165,042	165,042
Net income year 2005												150,469			150,469
Balances at December 31, 2006	34,016	647,783	17,381	665,164	16,042	192,804	46,600	45,365	37,435	-	338,246	151,775	652,539	1,472,633	3,314,373
Transfers approved by the Shareholders' Meeting					967	16,043		(5,494)		8,487	20,003	(20,003)			-
Issue of 56,394,211 shares at $7,076 per share formalized by the Board of Directors on December 7, 2007	1,850	397,197		397,197											399,047
Dividend payment on 1,019,267,163 outstanding shares: $128 per share in four quarterly installments on April, July, and October 2007 and January 2008											-	(130,466)			(130,466)
Transfer for payment fourth dividend installment $32 per share for $56,394,211 shares issued				-						(1,805)	(1,805)				(1,805)
Cumulative translation adjustment												(32,180)			(32,180)
Variation in equity revaluation													(20,173)		(20,173)
Increase in surplus from equity method														45,112	45,112
Increase in re-appraisals of the year														2,517	2,517
Net income year 2007												226,021			226,021
Balances at December 31, 2007	35,866	1,044,980	17,381	1,062,361	17,009	208,847	46,600	39,871	37,435	6,682	356,444	195,147	632,366	1,520,262	3,802,446

The accompanying Notes 1 to 26 form an integral part of these consolidated financial statements

LUIS FERNANDO ALARCÓN M.
Chief Executive Officer

JAIRO A. ALZATE P.
Chief Accounting Officer
T.P. 8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 18, 2008)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2006 AND 2007

(Amounts expressed in millions of Colombian pesos and original currencies)

I. GENERAL NOTES

NOTE 1: CORPORATE PURPOSE OF PARENT COMPANY AND SUBSIDIARIES

Interconexión Eléctrica S.A. E.S.P. -ISA- (Parent Company)

Interconexión Eléctrica S.A. E.S.P. -ISA- was incorporated by public deed No. 3057 of the Notary Public Office No. 8 of Bogotá on September 14, 1967.

The Company was split off by Public Deed No. 230 of the Single Notary Public Office of Sabaneta, dated April 4, 1995.

On December 1, 1995, by public deed No. 808 of the Single Notary Public Office of Sabaneta, and according to the provisions of the Domiciliary Public Utilities Law (Law 142 of 1994) the corporation changed its legal nature and became a state public utility corporation constituted by state institutions, of national order, ascribed to the Ministry of Mines and Energy, and subject to the legal regime established by Law 142 of 1994. Based on Law 142 of 1994, the Company changed its name to Interconexión Eléctrica S.A. E.S.P.; it can also use the initials ISA S.A. E.S.P.

On November 22, 1996, by Public Deed No. 746 of the Single Notary Public Office of Sabaneta, ISA changed its legal nature from a state public utility corporation to a mixed-ownership public utility corporation of the national order, ascribed to the Ministry of Mines and Energy, and subject to the legal regime established by Law 142 of 1994. This process was completed on January 15, 1997, with the arrival of private investment.

To date, and as a consequence of changes made to its articles of incorporation, Interconexión Eléctrica S.A. E.S.P. -ISA- has become a mixed-ownership public utility company, established as business corporation of the national order, ascribed to the Ministry of Mines and Energy, and subject to the legal regime established by the Domiciliary Public Utilities Law (Law 142 of 1994).

ISA's main corporate purpose is:

1) The operation and maintenance of its own transmission network.

2) The expansion of the national interconnection network.

3) The planning and operation coordination of the resources of the National Interconnected System.

4) The administration of the financial settlement system and commercialization of energy on the wholesale energy market.

5) The development of telecommunications systems, activities and services.

6) The direct and indirect participation in activities and services related to the transport of other energy sources, except for those restricted by law.

7) The provision of technical services in activities related to its corporate purpose and professional services required by the Group's companies

8) The development for third parties of any other activity related to the provision of electric power and telecommunications services within the regulation in force.

Economic Group

In October 2001, the Company was filed as Economic Group with the Mercantile Register of the Chamber of Commerce of Medellín. For such effect the Parent Company is Interconexión Eléctrica S.A. E.S.P. -ISA- and its subsidiaries are:

ISA Capital do Brasil and its subordinated affiliate Companhia de Transmissão de Energía Elétrica Paulista -CTEEP-, TRANSELCA S.A. E.S.P., Consorcio Transmantaro S.A., Interconexión Eléctrica ISA Perú S.A., Red de Energía de Perú S.A. -REP-, Interconexión Eléctrica ISA Bolivia S.A E.S.P., XM, Compañía de Expertos en Mercados S.A. E.S.P., and Internexa S.A. E.S.P. (merged on November's closing date with Flycom Comunicaciones S.A. E.S.P.).

Following is a detail for each subsidiary of its date of incorporation, corporate purpose, main domicile and Parent Company's participation:

SUBSIDIARIES OF THE ENERGY SECTOR

ISA Capital Do Brasil S.A.

ISA Capital Do Brasil S.A. was incorporated on April 28, 2006 as an investment vehicle with main offices located in São Paulo. Its corporate purpose includes participation in the capital of other corporations and in other undertakings either as partner or as shareholder, as party in a joint venture, as member of a consortium, or under any other type of business cooperation. On September 19, 2006, the company was made into a public corporation. ISA has 99.99% participation.

Since July 2006, the Company participates as investor in Companhia de Transmissão de Energía Elétrica Paulista -CTEEP-, with 50.1% of common shares (21.1% of total shares).

In January 2007, ISA increased by USD150 million the capital of ISA Capital Do Brasil S.A. in order to take part in a tender offer, in which it acquired additional 39.28% of CTEEP common shares, thus consolidating ownership of 89.40% of common shares and 37.46% of total capital.

Companhia de Transmissão de Energía Elétrica Paulista –CTEEP–

Located in the State of São Paulo, CTEEP is a public corporation authorized to work as a concessionaire of the electric energy service. Its main activities include planning, construction and operation of electric energy transmission systems, execution of research and development programs related to energy transport and other activities in connection with currently available technology. Its activities are regulated and inspected by the Brazilian Agência Nacional de Energía Elétrica -ANEEL-.

Interligação Elétrica de Minas Gerais S.A. –IEMG–

Located in São Paulo, it was incorporated on December 13, 2006 to participate in the exploitation of concessions for the Brazilian transmission service. ISA owns 99.99%. It is currently in its pre-operational stage.

Infra-Estruturas Do Brasil Ltda

Limited company established on December 14 of 2006 and whose purpose is delivery of civil engineering services such as preparation of studies, engineering projects, consulting, management, supervision, and execution of industrial projects, public and urban works, including or excluding supply of equipment and materials, direct execution of civil works, cartography, construction and set-up of electric equipment, representation, manufacture, set-up, purchase and sale of engineering equipment and materials, as well as participation in the capital stock of other corporations in Brazil and abroad, acting as partner or shareholder. Its capital stock totals BRL1,000 divided into 1,000 fractions, with value of BRL1.00 each, of which ISA owns 99.99%.

TRANSELCA S.A. E.S.P.

It is a mixed-ownership utility company, incorporated on July 6, 1998, whose activities include the provision of energy transmission services, coordination and control of the Regional Dispatch Center, connection to the National Transmission System and provision of telecommunication services. Its main offices are located in Barranquilla and its term is indefinite. ISA participates with 99.99% of ownership.

For consolidation purposes, during 2006, the Parent Company held 65% of subscribed and paid-in capital of TRANSELCA.

The Special Shareholders' Meeting of TRANSELCA S.A. E.S.P., by minutes No. 6 of meeting held on June 11, 1999, unanimously approved the project for capital reduction up to the amount of $120,000, which was ratified by minutes No. 22 of the Special Shareholders' Meeting held on March 30, 2005; the capital reduction became effective June 2006.

On December 20, 2006, under shares exchange operation, Ecopetrol transferred to ISA 633,387,729 shares it owned in TRANSELCA S.A. E.S.P. As a result, ISA's stake totals 1,809,679,227 shares equivalent to 99.9967% of the subsidiary's total capital. The effect of the transaction is recognized in the individual and consolidated financial statements of ISA since January 1, 2007.

Interconexión Eléctrica ISA Perú S.A.

This company was incorporated on February 16, 2001. Its main activities are the transmission of electric energy and the operation and maintenance of transmission grids. Its legal domicile is in Lima, Peru. The Parent Company owns 28.07% and the subsidiary TRANSELCA S.A. E.S.P. the remaining 54.86%

Red de Energía del Perú S.A. –REP–

REP was incorporated on July 3, 2002, with the participation of the Parent Company, TRANSELCA S.A. E.S.P. and Empresa de Energía de Bogotá -EEB-. Its corporate purpose is to operate and render maintenance services of the electric infrastructure of the Peruvian Government Transmission Systems for a term of 30 years. Its legal domicile is in Lima, Peru. The Parent Company owns 30%, the subsidiary TRANSELCA S.A. E.S.P. 30%, and EEB 40%.

Consorcio TransMantaro S.A.

Established in Peru in January 1998, it was a subsidiary of Canadian Hydro Quebéc Internacional Inc. until December 12, 2006. Since December 13, 2006, ISA participates with 60% ownership. Its main activity is the transmission of electric energy from generating companies. It also provides operation and maintenance services to a mining enterprise.

The Shareholders Meeting held on May 22, 2007, agreed to reduce by USD4 million the capital stock of the company, by returning to the shareholders, proportionally to their participation, the contributions they had made. ISA received for this, USD2.4 million, equivalent to $4,705.

Interconexión Eléctrica ISA Bolivia S.A.

The Company was incorporated under Bolivian Laws by public deed N° 666 of July 14, 2003. Its corporate purpose includes the development of activities of electric energy transmission; construction, operation and maintenance of power grids; development of telecommunication systems, activities and services; integrated provision of technical, administrative and consulting services, as well as all activities related thereto and/or that contribute to fulfill the Company's corporate purpose. This corporation, domiciled in La Paz, began operations on September 17, 2005. The Parent Company has 51% direct participation, as well as indirect participation, through subsidiaries TRANSELCA S.A. E.S.P. and Internexa S.A. E.S.P. with 48.99% and 0.01%, respectively.

XM, Compañía de Expertos en Mercados S.A. E.S.P.

Incorporated on September 1, 2005 by public deed No. 1080 of the Single Notary Public Office of Sabaneta, it started operations on October 1 as a mixed-ownership public utility company of the national order. The Company's corporate purpose is the operation planning and coordination of the resources of the National Interconnected System -SIN-, administration of the commercial settlement system in the wholesale energy market, settling and clearing of charges for use of the SIN's grids, and ancillary and value-added activities related thereto. The Parent Company owns 99.73% of subscribed and paid-in capital; its main domicile is located in the city of Medellín.

SUBSIDIARIES OF THE TELECOMMUNICATIONS SECTOR

INTERNEXA S.A. E.S.P.

Internexa was incorporated on January 4, 2000. Its corporate purpose is the organization, administration, trading and rendering of telecommunications services.

It is currently engaged in development and promotion of the telecommunications transport business locally and internationally.

In October 2007, the Special Shareholders' Meetings of Internexa and Flycom Comunicaciones S.A. E.S.P. approved the merger of two of the companies of Grupo ISA. Internexa totally absorbed Flycom, and this latter was dissolved without being liquidated. The merger was formalized on November 30, 2007 and is part of the Group's business strategy to attain leadership and recognition as the largest energy and data transporter in Latin America. With this merger, Grupo ISA consolidates its telecommunications business at the national level and becomes reinforced to expand internationally. As of December 2007, total subscribed and paid-in capital of Internexa S.A. E.S.P. was $34,553; ISA owns 99.27% participation.

INTERNEXA, Perú

Established at the end of 2006, this company is building a modern fiber optic network that will interconnect the Southern region of Ecuador with Lima improving service availability and quality in Peru. This company will start services in the first semester of 2008. ISA owns 99.99% indirectly through is affiliate Internexa.

The following table shows the senior level staff and other personnel together with their associated expenses, for the parent company and the controlled companies included in the consolidation of the financial statements as provided in external circular letter 002 of 1998 issued by the Securities Superintendency, today the Colombian Financial Superintendency.

2006

Parent Company / Subsidiaries	Senior-level staff		Other personnel		Total	
	No. of people	Amount	No. of people	Amount	No. of people*	Amount
Interconexión Eléctrica S.A. E.S.P. ISA	465	66,298	227	20,936	692	87,234
TRANSELCA S.A. E.S.P.	18	4,775	162	15,165	180	19,940
XM, Compañía de Expertos en Mercados S.A. E.S.P.	155	12,867	-	-	155	12,867
INTERNEXA S.A. E.S.P.	17	3,152	75	6,119	92	9,271
ISA Capital Do Brasil S.A.	-	-	-	-	-	-
Companhia de Transmissão de Energia Elétrica Paulista –CTEEP–	21	1,463	2,412	931,057	2,433	932,520
Interconexión Eléctrica ISA Perú S.A.	2	167	2	55	4	222
Red de Energía del Perú –REP– S.A.	103	7,871	215	8,737	318	16,608
Consorcio TransMantaro S.A.	-	-	-	-	-	-
Interconexión Eléctrica ISA Bolivia S.A.	17	971			17	971
TOTAL	**798**	**97,564**	**3,093**	**982,069**	**3,891**	**1,079,633**

2007

Parent Company / Subsidiaries	Senior-level staff		Otros		Total	
	No. of people	Amount	No. of people	Amount	No. of people*	Amount
Interconexión Eléctrica S.A. E.S.P. ISA	459	70,296	220	21,691	679	91,986
TRANSELCA S.A. E.S.P.	15	2,556	142	10,810	157	13,366
XM, Compañía de Expertos en Mercados S.A. E.S.P.	167	14,368	-	-	167	14,368
INTERNEXA S.A. E.S.P.	17	3,351	79	6,223	96	9,574
ISA Capital Do Brasil S.A.	2	1,142			2	1,142
Companhia de Transmissão de Energia Elétrica Paulista –CTEEP–	21	5,071	1,290	125,256	1,311	130,327
Interconexión Eléctrica ISA Perú S.A.	2	168	3	96	5	264
Red de Energía del Perú –REP– S.A.	100	8,950	233	10,124	333	19,074
Consorcio TransMantaro S.A.	1	194			1	194
Interconexión Eléctrica ISA Bolivia S.A.	17	1,153			17	1,153
TOTAL	**801**	**107,249**	**1,967**	**174,200**	**2,768**	**281,448**

* The figure for 2007 includes retired personnel who worked less than twelve months in the year.

NOTE 2: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 CONSOLIDATION OF FINANCIAL STATEMENTS

2.1.1 CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of Interconexión Eléctrica S.A. E.S.P. (the Parent Company), ISA Capital Do Brasil, Companhia de Transmissão de Energía Elétrica Paulista -CTEEP-, TRANSELCA S.A. E.S.P., ISA Perú S.A., Red de Energía de Perú S.A. -REP-, Consortia Transmantaro S.A., ISA Bolivia S.A., XM Compañía de Expertos en Mercados S.A E.S.P., and Internexa S.A. E.S.P., companies in which the Parent Company has participation (hereinafter, "subsidiaries").

All significant balances and operations between the Parent Company and the subsidiaries were eliminated during consolidation. Consolidation is made through the global integration method, and minority interests corresponding to equity and the period's results, are recognized and presented in the consolidated financial statements.

Investments in foreign subordinated companies are recorded on the basis of their financial statements at December 31 of each year, homologated to the accounting standards applicable to the Parent Company and translated into Colombian pesos, using the United States dollar as functional currency. For the translation of the Financial Statements the following is taken into account:

- Monetary items are calculated by using the closing date exchange rate.
- Non-monetary items are calculated by using the exchange rate of the transaction date.
- Statement of income items are calculated by using each month's average exchange rate.

The adjusted figures of the subsidiaries in Brazil, Peru and Bolivia are translated into Colombian pesos by using each year's representative exchange rate as follows:

Currency	Code	2007	2006
US Dollar	USD	2,014.76	2,238.79
Euro	EUR	2,961.29	2,954.08
Unit of Account*	UAV	3,357.24	3,589.02
Nuevo Sol	PEN	671.59	700.50
Brazilian Real	BRL	1,133.80	1,048.12

* Unit of Account: Variation index in total value of IDB's currency basket generated by market fluctuations in the different currencies' exchange rates with respect to the US dollar.

The following figures were taken from the financial statements of the Parent Company and its subsidiaries at December 31, reported in accordance with regulations in force.

	2006									
	ISA	TRANSELCA	REP	ISA Perú	ISA Bolivia	XM	INTERNEXA	FLYCOM	CTEEP	ISA Capital
Assets	5,875,833	943,219	707,514	129,321	190,570	241,119	178,950	49,101	5,386,634	1,452,757
Liabilities	2,562,766	411,522	352,285	72,576	144,054	224,992	79,453	15,298	1,488,568	1,021,435
Equity	3,313,067	531,697	355,229	56,745	46,516	16,127	99,497	33,803	3,898,066	431,322
Year's results	150,469	26,606	25,840	5,947	(5,802)	1,269	17,661	(14,821)	(87,096)	(85,738)

	2007									
	ISA	TRANSELCA	REP	ISA Perú	ISA Bolivia	XM	INTERNEXA	Trans-Mantaro	CTEEP	ISA Capital
Assets	6,350,589	972,586	755,708	108,815	159,077	227,509	257,467	287,301	5,892,097	2,690,106
Liabilities	2,517,269	482,432	432,094	59,433	107,923	204,987	134,899	193,036	1,400,538	1,867,894
Equity	3,833,320	490,154	323,614	49,382	51,154	22,522	122,568	94,265	4,491,559	822,212
Year's results	226,021	20,331	35,222	5,177	9,584	6,395	2,622	20,906	995,633	(49,023)

2.1.2 CONSOLIDATION EFFECTS ON ASSETS, LIABILITIES, EQUITY AND RESULTS OF THE PARENT COMPANY.

	2007		2006	
	Figures before consolidation	Figures after consolidation	Figures before consolidation	Figures after consolidation
Assets	6,350,589	13,887,489	5,875,833	12,861,199
Liabilities	2,517,270	7,075,679	2,562,766	6,133,782
Equity	3,833,320	3,802,445	3,313,067	3,314,373
Minority interests – Equity	-	3,009,365	-	3,413,044
Income before minority interests	226,021	872,031	150,469	107,285
Minority interests – Results	-	646,010	-	(43,184)
Total year's results	**226,021**	**226,021**	**150,469**	**150,469**

2.1.3 RECONCILIATION BETWEEN THE PARENT COMPANY'S NET INCOME AND CONSOLIDATED NET INCOME

Below is the reconciliation between the Parent Company's net income and consolidated net income at December 31:

	2007	2006
Parent Company's net income	**226,021**	**150,469**
Subsidiaries' net results (1)	(1,033,961)	116,134
Total net income of Parent Company and subsidiaries	**(807,940)**	**266,603**
Elimination of amounts affecting consolidated results		
Equity Method (2)	387,951	(72,950)
Minority interests	646,010	(43,184)
Consolidated net income	226,021	150,469

(1) Includes $12,886 loss obtained by Flycom from January to November 2007 before the merger.

(2) Includes the effect of recognition of Flycom's loss in the results of Internexa S.A. E.S.P. for matters of the equity method and consolidation of financial statements, and the new Internexa S.A. E.S.P. participation that increased from 97.1783% before the merger to 99.2745% after the merger.

2.2 CLASSIFICATION OF ASSETS AND LIABILITIES

Assets and liabilities are classified according to their use or degree of realization, demand or liquidation, in terms of time and value.

Accordingly, current assets and liabilities (short-term) are understood as such amounts that will be realizable or demandable, respectively, within a term not longer than one year.

2.3 ADJUSTMENTS FOR INFLATION

Until December 31, 2000, non-monetary assets and liabilities and shareholders' equity, except for Income Statement accounts and the surplus from revaluation of assets of the Parent Company and its subsidiaries in Colombia, were monetarily updated on a prospective basis, using general consumer-price index (or Porcentajes de Ajuste del Año Gravable - PAAG). The respective adjustments were recorded in the income statement's monetary correction account. As of January 1, 2001 the Colombian General Accounting Office, through Resolution No. 364 of November 29, 2001, suspended the system of integral inflation adjustments for accounting effects, without reverting the inflation adjustments accounted until December 31, 2000. Law 1111 of 2006 derogated integral inflation adjustments for tax effects beginning fiscal year 2007.

2.4 MATERIALITY

Recognition and presentation of economic facts are made according to their relative importance.

An economic fact is material when due to its nature or amount, knowing or not knowing it, considering the circumstances, could significantly change the economic decisions of the users of that information.

In preparing the financial statements, it was determined for presentation purposes that an event would be material if it represented 5% of total assets, current assets, total liabilities, current liabilities, working capital, equity, or income.

NOTE 3: SUMMARY OF MAIN ACCOUNTING POLICIES AND PRACTICES

As required by law, the accounting statements have been prepared and presented in accordance with the accounting standards of the Colombian General Accounting Office –CGN–, the accounting regulations of the Superintendency of Domiciliary Public Utilities –SSPD– and other applicable regulation.

The Company's Financial Statements are identified, classified, registered, valued, prepared and disclosed in accordance with the accounting principles of the CGN contained in Resolutions No. 354, 355 and 356 of September 5 of 2007, through which the Public Accounting Regime was implemented to apply the criteria of international accounting standards currently being adopted by the CGN.

Up to December 30 of 2007, the Company was ruled by the accounting principles of Resolution No. 400 of December 1 of 2000.

Main procedural changes, account plan code modifications, and impacts of 2006, were as follows:

Useful life of intangibles can be indefinite or finite; it is indefinite when no foreseeable limit exists on the period during which the asset is expected to generate future economic benefit, and it is finite when the benefit generation period can be estimated. According to the above, the useful life of goodwill generated by investment made in TRANSELCA was deemed indefinite, which reversed amortization recorded along the year. Until September 30 of 2007, goodwill was amortized over a ten (10) year period. The change produced $13,046 increase in the year results.

Likewise, some deferred charges that until 2006 were amortized over three (3) years, were fully amortized, on the grounds that they had already generated their benefit, and because they failed to comply with the new criteria of CGN. Such change brought about increased charge to the period's results, worth $7,049, in the Parent Company.

As regards to pension liabilities, recording of amortization of the actuarial estimate corresponds to the value resulting from dividing the total actuarial estimate pending amortization by the number of years remaining to complete the term set by regulation in force (December 31 of 2023), applicable to each particular entity, and counted from the actuarial estimate closing date. Up to December 31 of 2006, and through the annual increase of its percentage, amortization was recognized at 0.93%, according to Decree No. 051 of 2003, which until 2003 allowed linear distribution of the percentage for amortization of the actuarial estimate at December 31 of 2002. This change resulted in lower charge on year's results, worth $3,941, in the Parent Company.

Until 2006, amortization methodology for benefits was similar to that of retirement pension liabilities; however, on December 31 of 2007, the Company's Management decided to amortize 100% of pending liabilities, closely following international accounting standards, as is the intention of the CGN, a change that increased charge to the period's results $5,835, in the parent company

Additionally, as of September 2007, in accordance with opinion 20079-101592 of the CGN, equity investments on entities controlled abroad are recognized at historic cost, with application for their presentation in currency terms of the Market Representative Rate of the transaction date. These investments are updated through the equity method, and they are not subject to recognition of adjustment for exchange difference in the income statement, given that surplus from equity method incorporates this item to equity accounts. The previous accounting treatment is applicable as of January 1 of 2007. Until December 31 of 2006, exchange differences generated by these investments were recorded in the year's results. The effect of this change in the financial statements at December 31 of 2007 was a reduction in equity worth $99,598.

Along the year 2007, the Management, abiding by article 25 of Law 1111 of 2006 and Decree No. 1536 of May 7 of 2007 of the Ministry of Trade, Industry and Tourism, and upon approval by the Shareholders' Meeting of March 30 of 2007, charged the equity tax to the equity revaluation account, previously charged to results, in the amount of $20,173.

Below is the detail of the above-mentioned accounting changes:

	Effect – revenues (expenses)
"Exchange difference on investments abroad": Formerly it affected the income statement, today it affects equity.	106,085
No amortization of "TRANSELCA's goodwill" – indefinite term.	13,046
Amortization expense total balance "Licenses and Software" for not complying with requirements for intangible assets.	(7,049)
Lower "expense for pension liability" (pensions and benefits) for change in methodology from percentage updating to lineal distribution.	40,168

Following is a description of the main accounting policies and practices adopted by the Group:

3.1 FOREIGN CURRENCY TRANSLATION AND BALANCES

Transactions in foreign currency are recorded at the applicable exchange rates in force on the date of the transaction. At the close of each year, balances of assets and liabilities accounts are adjusted to current exchange rates (See Note 4). Exchange differences resulting from asset balances (other than non-controlled investments abroad) are recorded in the Income Statement as financial revenues. With regard to liability accounts, only exchange differences that are not imputable to costs of acquisition of assets are recorded in the Income Statement as financial expenses. Exchange differences imputable to the acquisition cost of assets include exchange differences while such assets are under construction or installation, and until they become operational.

3.2 CASH EQUIVALENTS

For purposes of preparing the statement of cash flows, cash on hand and in banks and high-liquidity short-term (marketable) investment securities in less than 90 days are deemed to be cash equivalents.

3.3 INVESTMENTS

Investments are recorded at cost and are updated in accordance with the intention of realization, the availability of market information, and the degree of control held over the issuing entity by applying methodologies suitable to their economic reality. Methodologies to update their value include stock exchange quotes, net present value to determine market price or the security's internal rate of return, the equity method, and the cost method.

As mentioned in Note 3, as of the binding date of the new Public Accounting Regime, and to the effect of valuation, the Company's investments are classified in three categories: liquidity management, including debt titles and securities, intended for profiting from short-term price fluctuations; investments with a political purpose, including debt titles kept until maturity, or at least for one year from purchase date; and equity investments, including securities in controlled and non-controlled companies.

In the Financial Statements, investments are classified as marketable and long-term, and they are reported respectively within current and non-current assets. The former include investments for liquidity management, and the latter for equity investments in controlled and non-controlled companies.

Marketable investments (Short –term investments)

Marketable investments are initially recorded in the Parent Company at cost and are monthly adjusted to the Internal Rate of Return (IRR), recorded in the Income Statement in accordance with parameters established by the CGN.

Long- term investments

Liquidity management investments in debt titles and securities, as well as derivatives intended for liquidity management, both right and obligation, are initially recorded to cost, and they are updated monthly through methodology of the Financial Superintendency. Changes arising from each valuation made in investments for liquidity management are recognized in the income statement.

a. Equity investment in controlled companies

Long-term investments in which the public sector holds over 50% direct or indirect participation are accounted by the equity method, according to CGN Resolution No. 365 of 2001. These investments are not consolidated, given that participation does not exceed 50%.

Under the equity method, long-term investments are accounted at cost and subsequently adjusted, with a credit or charge to income, to recognize the participation in earnings and losses in the subordinated companies, and charging the equity account surplus from equity method, in the event of all other equity variations. Once the adjustment is completed, if the difference between the book value and the intrinsic value (equity value) of the investment is positive, a provision is charged to the Income Statement; if it is negative, re-appraisal surplus is recorded.

The exchange difference resulting from updating investments in controlled companies abroad was recorded under results until 2006; as of 2007, it is recorded as surplus from application of equity method, according to the changes established by Colombia's General Accounting Office.

b. Equity investments in non-controlled companies

The other long-term variable-income investments in non-controlled companies that are not listed in stock exchanges are recorded at cost plus the dividends received in shares. If at year's end the intrinsic value of investments is greater or lower than the book value, a charge is recorded in the re-appraisals account in assets with a contra entry in re-appraisal surplus in equity, or a provision is charged to the income statement, respectively.

Financial derivative instruments

In order to reduce exposure to exchange rate and interest rate fluctuations of financial liabilities with local and international commercial banks and multilateral agencies and of bond issues, the Group uses derivative instruments such as swaps, forwards and options.

Although Colombian accounting regulations do not define specific accounting rules for these transactions, the Group records the net rights and obligations that result from such contracts in the balance sheet; rights refer to the amount the Company will receive to compensate the effect of the hedged risk, and obligations are the commitment acquired by it for the hedging operation.

According to the rules issued by the Colombian General Accounting Office, derivative instruments for hedging purposes are recognized for the amount of the right on the date of commencement of the contract, are monthly updated using methodologies of recognized technical value, and the difference is recorded as derivative valuation revenue or expense, as the case may be.

3.4 ALLOWANCE FOR DOUBTFUL ACCOUNTS

On each quarter's closing date, the associated credit risk of the accounts receivable from customers and other debtors is examined in order to determine the respective provisions, which include percentages between 10% and 100%, according to aging analysis and evaluations of the collection of individual accounts.

3.5 INVENTORIES

Inventories are recorded at cost, and at end of the year, through a provision charged to the Income Statement, their value is reduced to the market value if it is lower. Spare parts, materials and other consumables are valued by the weighted average method.

3.6 PROPERTY, PLANT AND EQUIPMENT

For the Parent Company and the Colombian subsidiaries, property, plant and equipment are recorded at cost, which, where relevant, may include: (a) financing costs and exchange differences on foreign-currency liabilities, direct operating costs and administration costs; capitalization is effected until assets are in a condition to be used, and (b) until year 2000, inflation adjustments on costs, excluding exchange differences capitalized and the portion of capitalized interest corresponding to inflation.

Sales and retirements of such assets are discharged at their respective net adjusted cost, and differences between sale price and net adjusted cost are recorded to the Income Statement.

Depreciation is calculated over the asset's cost by the straight-line method, based on the estimated useful life of assets. For the purpose of depreciation calculations, following is a list with the assets' estimated useful life:

Asset	Useful Life
Buildings	50
Transmission Lines	40
Substations	30
Optic fiber	25
Machinery and equipment	15
Telecommunications equipment	15
Furniture, office equipment, laboratory equipment	10
Communications equipment	10
Transport, traction and lifting equipment	10
National Dispatch Center Equipment (average)	8
Computer equipment and accessories	5

Maintenance expenditures of these assets are charged to the Income Statement, while improvements and additions are added to their costs.

Maintenance expenditures of these assets are charged to the Income Statement, while improvements and additions are added to their costs.

Repairs required because of attacks to the electric infrastructure are recorded as extraordinary expenses in the period when the attacks occur and do not increase the useful life originally assigned to the assets. Although the perception of international insurance companies has improved as a result of the security policy implemented by Government, the Company continues having difficulties to obtain insurance for the aforementioned assets continue with insurance companies; accordingly, these damages are accrued in the financial statements as they occur and are not recorded on estimate basis. The administration, in accordance with their historical experience of losses by attacks and the country's political and security circumstances, includes in the annual budget the resources considered enough to cover these losses.

Real property intended for generation of revenues from rent is recorded as investment property.

Assets not being used in operations are classified as non-productive assets, and their depreciation is suspended.

3.7 DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets include prepaid expenses, deferred charges and other assets. Prepaid expenses include mainly monetary items such as insurance premiums and interest, which are amortized as they accrue.

Deferred charges and other assets include goodwill from acquisition of long-term investments, cost of acquisition of software, rights of way, tax to preserve democratic security, bond placement commissions, licenses and rights, from which future and quantifiable economic benefits are expected to be obtained. It also includes deferred taxes resulting from temporary differences between net income and tax income.

Software is amortized on a straight-line basis over a maximum of three years, except for the SAP Integrated System, which is being amortized over 10 years. Charges for studies and research of projects in pre-operational stage will be treated as expenses and are not capitalized even when a decision is made later on to execute the project and for internal purposes. Goodwill, rights of way, bond placement commissions, licenses and rights are amortized on a straight-line basis during the periods over which their benefits are expected to be received, according to the feasibility studies for their recovery. The tax to preserve democratic security was amortized over five (5) years until 2006, the maximum term allowed by the CGN in accordance with Circular No. 038 of 2003.

As indicated in Note 3 to the Financial Statements, as of 2007 intangible assets can be classified as finite or indefinite useful life assets, where the latter are not amortized. In the same way, some deferred charges that were amortized over a three (3) year period until the year 2006, were fully amortized, considering that they had already generated their benefit and because they failed to meet the new criteria of Colombia's General Accounting Office to be deferred.

3.8 RE-APPRAISALS

Re-appraisals that are part of equity include:

3.8.1 The excess of the valuation (appraisals) of the main components of property, plant and equipment over per-books net cost. Such appraisals were performed by independent appraisers for real-estate property and transport equipment; for other assets it is based on technical studies developed by employees of the Grupo ISA's companies. These valuations are made at least every three years, or when market conditions indicate that such amounts have materially changed. (See Note 11).

3.8.2 The excess of intrinsic value (equity value) of long-term investments over net cost.

3.9 INCOME TAX AND DEFERRED TAX

The provision for income tax is determined on the basis of estimates of net taxable income, by making the necessary adjustments to net income in conformity with tax regulations.

The credit deferred tax is the lesser current tax calculated as results from the excess of tax depreciation and amortization over per-books depreciation and amortization when useful life, depreciation and amortization methods for tax purposes differ from accounting ones, for which differences are expected to be reverted in the future.

The debit deferred tax represents the temporary differences that have generated a higher amount of current income tax. Basically, this includes inflation adjustments on non-monetary depreciable and amortizable assets, balances of provisions for doubtful accounts receivable, retirement payments to pensioners, and health, education and other benefits, among others.

According to opinion No. 20061-57086 of CGN of January 31, 2006, every company has autonomy in defining the accounting principles regarding deferred tax. Accordingly, the Parent Company and some of its subsidiaries have considered inflation adjustments recognized only for tax effects of depreciable fixed assets, as temporary differences that result in the accrual of deferred tax, since these generate a greater monetary correction income tax, increasing the income tax payable, and are subsequently recovered during the following years as the fixed assets are depreciated.

As to the effect from exchange difference generated by investments in foreign currency in controlled companies, the management of the group's companies considers that under current circumstances, despite existing impact on determination of income tax, it is not possible to determine if future reversion of the difference will have the opposite tax impact, due to the particular conditions of each investment abroad.

Had this deferred tax for 2007 been recognized in ISA's Financial Statements, it would have resulted in increased income tax expense of $32,268.

For Brazilian subsidiaries, interests on own equity are part of the Income Statement and are shown directly under net fiscal equity. For tax effects they are treated as financial expenses, reducing the basis for income tax and social contributions for the period.

3.10 LABOR LIABILITIES

The Group's labor liabilities are adjusted at the end of each period on the basis of legal provisions and labor agreements in force. An actuarial study is conducted every year to determine pension liability, future health and education benefits and retirement payments to pensioners.

Retirement pension payments are charged to actuarial estimate account. As of 2007, an actuarial reserve must be established for payment of current retirement pensions; this reserve has not been accountably reclassified in the Financial Statements because implementation of Resolution No. 356 that establishes it is still pending. Nevertheless, the Group has enough funds to cover this liability and will make the reclassification once it is regulated.

As indicated in Note 16.1 to the Financial Statements, with respect to amortization of retirement pension liabilities, they must correspond to the value resulting from dividing the total actuarial estimate pending amortization by the number of years remaining to complete the term set by regulation in force (December 31 of 2023), applicable to each particular entity, and counted from the actuarial estimate closing date. Up to December 31 of 2006, and through the annual increase of its percentage, amortization was recognized at 0.93%, according to Decree No. 051 of 2003

Likewise, until 2006, amortization methodology for benefits was similar to that of retirement pension liabilities; however, on December 31 of 2007, the companies' management decided to amortize 100% of pending liabilities, closely following international accounting standards, as is the intention of the CGN.

Accounting records to recognize this liability and its associated expense are made in accounts other than the accounts for the actuarial estimate.

3.11 SENIORITY COMPENSATION

According to the legislation in force, seniority compensation of the personnel (CTS) of the subsidiaries Interconexión Eléctrica ISA Peru S.A. and Red de Energía del Perú S.A. -REP- is computed for all employees, for the amount of the indemnity rights and should be deposited in financial entities selected by the employee.

3.12 NET INCOME PER SHARE

Net income per share is calculated on the weighted average number of outstanding shares during the year – 1,023,129,780 in 2007 (961,956,080 in 2006).

3.13 RECLASSIFICATIONS IN THE FINANCIAL STATEMENTS

Certain amounts included in the consolidated financial statements at December 31, 2006 were reclassified to conform to the presentation of the financial statements for 2007.

3.14 MEMORANDUM ACCOUNTS

Memorandum accounts include loans contracted but not disbursed, administration of third-party accounts, administration of the Commercial Settlement System -SIC- and the administration of charges for use of the National Transmission System (STN-LAC), fully depreciated assets, contingencies resulting from claims and lawsuits, and guarantees granted under loan agreements.

They also include temporary and permanent differences between accounting and tax amounts, which will be reasonably reverted in time, and allow preparation of specific-purpose reports, respectively.

Non-monetary memorandum accounts were adjusted for inflation until December 31 of 2000, with charge to a contra memorandum account.

3.15 RECOGNITION OF REVENUES, COSTS AND EXPENSES

Revenues, costs and expenses are recorded on an accrual basis. Revenues originated in Colombia from service provision are recognized during the contractual period or when services are rendered.

For the Administrator of the Commercial Settlement System -ASIC- and Account Settling and Clearing -LAC-, revenues regulated by the Energy and Gas Regulatory Commission -CREG- consider among other aspects, costs incurred by affiliate XM, Compañía de Expertos en Mercados S.A. E.S.P. to render services, determined on the annual budgets approved by the control entity.

According to the above, and in order to achieve an adequate association between revenues and expenses for the period, revenues amounts equivalent to unexecuted costs and expenses are recorded as deferred revenues and are amortized during the following year, once costs are incurred.

At ISA, amounts received to remunerate recovery of investments in UPMES, as well as usage rights not accrued because their respective costs have not been yet incurred or because the related services have not been rendered yet, are recognized as deferred revenues. These deferred revenues are amortized over the periods along which they accrue.

3.16 USE OF ESTIMATES

The preparation of consolidated financial statements according to accounting principles generally accepted in Colombia requires some estimates that affect the values of assets, liabilities, revenues and expenses reported for such periods. The actual result of certain items may differ from such estimates.

3.17 OPERATING AND ADMINISTRATIVE LIMITATIONS AND DEFICIENCIES

During 2007 and 2006, no operating or administrative limitations or deficiencies were found that would significantly affect the normal accounting processes, or the consistency and reliability of the accounting figures.

3.18 CONTINGENCIES

On the date financial statements are issued certain contingent conditions may exist which might result in a loss for the companies but are only resolved in the future when events actually take place. These contingencies are estimated by the management and its legal counsels. The estimation of loss contingencies is necessarily a matter of judgment and opinion. When estimating contingent losses in legal processes, legal counsels assess the merit of claims, related decisions, and the current state of processes, among other issues.

If evaluation indicates that a material loss has probably occurred and the amount of the liability can be estimated, it is then recorded in the financial statements. If evaluation indicates that loss is improbable but the result is uncertain, or if it is probable, its amount is impossible to estimate, then the nature of the contingency is disclosed in a note to the financial statements together with an estimate of the probable loss. Generally, loss contingencies estimated as remote are not recorded or disclosed.

II. SPECIFIC NOTES

NOTE 4: VALUATION OF ACCOUNTING INFORMATION

FOREIGN-CURRENCY OPERATIONS

Current regulations permit free negotiation of foreign currencies through banks and other financial intermediaries, at exchange rates that fluctuate in accordance with supply and demand. For the Parent Company and its subsidiaries in Colombia, debts, indebtedness transactions and debt management operations in foreign and domestic currency require the approval of the Ministry of Finance and Public Credit.

Operations and balances in foreign currency are translated at the exchange rates in force, as certified by the Financial Superintendency, previously known as Banking Superintendency, and the Inter American Development Bank -IDB-, and used for the preparation of the financial statements at December 31, 2007 and 2006. The exchange rates used, expressed in Colombian pesos, were as follows:

Currency	Code	2007	2006
US Dollar	USD	2,014.76	2,238.79
Euro	EUR	2,961.29	2,954.08
Unit of account *	UAV	3,357.24	3,589.02
Nuevo sol	PEN	671.59	700.50
Brazilian Real	BRL	1,133.80	1,048.12

* Unit of Account: Variation index in total value of IDB's currency basket generated by market fluctuations in the different currencies' exchange rates with respect to the US dollar.

The application of accounting regulations over exchange difference adjustments gave rise to the following exchange rate differences in Colombian pesos, which were accounted as shown below:

	2007	2006
Financial revenues	497,887	261,566
Financial expenses	(169,124)	(295,243)
Total net generated exchange difference	**328,763**	**(33,677)**

NOTE 5: CASH AND MARKETABLE INVESTMENTS

Cash and marketable (short–term) investments on December 31 included:

		2007	2006
Cash			
Cash and deposits in banks and other financial institutions	(1)	567,648	257,757
Marketable investments			
Fixed-income investments	(2)	219,498	631,338
Other investments		-	120
Total marketable investments		219,498	631,458
Total cash and marketable investments		787,146	889,215

1. Includes $166,472 (2006: $136,740) from agents for administration of the Wholesale Energy Market. These amounts are managed by XM Compañía de Expertos en Mercados S.A. E.S.P. and their use is restricted to transactions in the Energy Pool, according to regulations in force. It also includes $202,329 (2006: $526,970) of CTEEP's financial applications, represented by bank time deposits and investment funds recorded in 2006 as fixed-income investments.

2. Includes short-term funding and marketable investments of ISA for $150,445 (2006: $36,308), term deposits of Red de Energía del Perú S.A. -REP- for $34,487 (2006: $27,007) and of TransMantaro for $24,579.

NOTE 6: LONG-TERM INVESTMENTS

Below is the information of the companies where Grupo ISA has ownership participation:

INVESTMENTS IN THE POWER SECTOR

Interligação Elétrica de Minas Gerais S.A. -IEMG-

This company was incorporated on December 13, 2006 to participate in the exploitation of concessions for the Brazilian transmission service. Its domicile is located in São Paulo and it is currently in its pre-operational stage. ISA owns 99.99%.

Financiera Energética Nacional –FEN–

The investment is represented in 33,160 shares equivalent to 0.7884% participation. FEN is a financial institution of national order established by Law 11 of 1982 as a State-owned corporation ascribed to the Ministry of Mines and Energy with the purpose of acting as financial and credit organism for the Colombian power sector.

Empresa Propietaria de la Red S.A. –EPR–

Established in 1998 in Panama City, Empresa Propietaria de la Red S.A. -EPR- is a company ruled by private law that has the endorsement of the "Parent Treaty of Central America's Power Market" and its protocol, through which, each government grants the corresponding permission, authorization or concession, as fits construction and exploitation of the first regional electric interconnection system that will link Honduras, Guatemala, El Salvador, Nicaragua, Costa Rica and Panama. Investment in this corporation is represented in 5,000 common shares equivalent to 12.5% participation.

Peru Branch

On September 4, 2002, ISA established a branch in Peru to execute the operation and maintenance agreement subscribed between ISA and ISA Perú S.A. The branch's term is indefinite; it has no legal personality and does not carry out any activities independently from ISA. It is an extension of the Parent Company in Peru.

Argentina Branch

On January 24, 2007, ISA established a branch in Argentina to participate in that country's power market.

Cámara de Riesgo Central de Contraparte de Colombia S.A. -CRCC-

Contributions by XM, Compañía de Expertos en Mercados S.A. E.S.P. to Cámara de Riesgo Central de Contraparte de Colombia S.A. -CRCC S.A.-, a company whose corporate purpose is the provision of settling services as central counterparty in operations involving securities, foreign exchange, goods and commodities that can be traded in the capital market and any kind of derivative, instrument or contract. Participation is 5.39% of subscribed capital.

INVESTMENTS IN THE TELECOMMUNICATIONS SECTOR

TRANSNEXA S.A.

Contributions made by Internexa S.A. E.S.P. Colombia. This corporation domiciled in Ecuador has as its corporate purpose the organization, administration, commercialization and provision of telecommunication services and activities, such as carrier, IP-based and value added services as well as ancillary activities, and in general, any service or activity in the telecommunications sector. Internexa S.A. E.S.P. holds 50% ownership; however, the management considers it is not bound to consolidate its financial statements.

INTERNEXA, Perú

Established at the end of 2006 and with main offices in Lima, Peru, its corporate purpose is the organization, administration and commercialization of telecommunications and value added services. Internexa S.A. E.S.P. holds 99.99% ownership and it is currently in its pre-operational stage.

Below is the detail of long-term investments at December 31:

		2007	2006
Equity Investments			
FEN S.A.		7,147	6,676
TRANSELCA	(1)	-	186,088
Interligaçao Elétrica de Minas –IEMG–	(2)	14,432	-
Empresa Propietaria de la Red S.A. –EPR–		10,074	11,194
INTERNEXA Perú	(2)	10,030	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	(2)	1,564	-
TRANSNEXA		787	570
TransMantaro		-	63,867
Electricaribe	(3)	9,766	9,766
Electrocosta	(3)	2,348	2,348
Other		27	931
Allowance for protection of investments	(4)	(6,021)	(5,242)
Total equity investments		**50,154**	**276,198**
Other long-term investments			
Variable yield investments	(5)	3,956	13,594
Total other long-term investments		**3,956**	**13,594**
Total long-term investments		**54,110**	**289,792**

(1) Corresponds to acquisition of 35% of shares of TRANSELCA S.A. E.S.P. that since January 1, 2007 are being recognized under the equity method and consolidated.

(2) Capital contributions made during the year.

(3) Shares received in payment of unpaid receivables (foreclosed shares). These companies merged as of December 31, 2007. As of the date of preparation of these financial statements, the results of such process were unknown.

(4) Includes $5,387 provision for Electricaribe for cost valuation, plus $627 of Transnexa.

(5) $4,448 decrease in ISA from cancellation of trust estate established to guarantee payment of engineering services of project UPME 1 of 2003 which started operations in December 2006, plus sales of bonds for $4,757

NOTE 7: ACCOUNTS RECEIVABLE – NET

Following is the balance of accounts receivable, net as of December 31st:

		2007	2006
Customers			
Energy service	(1)	512,448	355,248
Telecommunications	(2)	45,520	89,572
Total customers		**557,968**	**444,820**
Interest receivable			
From customers		1,595	384
On loans		2	6
Other interest receivable		32	39
Total interest receivable		**1,629**	**429**
Loans extended		353	533
Advances			
Taxes and contributions	(3)	138,670	155,833
Contractors		820	1,093
Purchases of goods and services		1,217	1,350
Per-diem and travel expenses		1,864	3,083
Other		461	1,231
Total advances		**143,032**	**162,590**
Other accounts receivable			
Related parties	(4)	24,884	970
Loans to employees		21,086	22,127
Legal deposits made for CTEEP		56,637	73,015
Accounts receivable from Brazilian Gov. - Law 4819	(5)	440,148	234,120
Accounts receivable - Sale of CTEEP's land to Eletropaulo		-	73,820
Other accounts receivable		39,947	38,695
Total other accounts receivable		**582,702**	**442,747**
Total accounts receivable		**1,285,684**	**1,051,119**
Less allowance for doubtful accounts	(6)	(17,416)	(89,785)
Total accounts receivable -net		**1,268,268**	**961,334**
Total long-term accounts receivable		**511,620**	**406,435**
Total short-term accounts receivable		**756,648**	**554,899**

(1) The increase corresponds to recognition in the consolidated figures of CTEEP's financial figures for all of 2007 and ownership increase as of January of the same year, whereas in 2006 it was included only as of property acquisition in June. Also included are the accounts receivable from service delivery by affiliate TransMantaro.

(2) Decrease corresponds to cancellation of accounts receivable of Internexa S.A. E.S.P. customers for sale of communications services to Comcel for $27,979 and Telmex for $13,990.

(3) Includes Income tax of CTEEP for $46,305 (2006: $28,007) and social contribution for $16,905 (2006: $ 9,001); income tax of ISA Capital Do Brasil for $15,335 (2006: $814), and estimated value of balance in favor of ISA for income tax corresponding to the year 2007, for $14,058 (2006: $1,484). Also included are balances to be compensated of PIS and COFINS in CTEEP for $1,642 (2006: $54,330).

(4) Loan granted by Internexa S.A. E.S.P. to Internexa Perú.

(5) CTEEP's accounts receivable from the Brazilian Government for labor benefits (Law 4819 of 1958). No monetary updating whatsoever is applicable to this balance.

(6) Includes CTEEP's allowance for doubtful accounts of $76,045 corresponding to previous years and from the CETEMEQ transaction.

The composition of receivables from customers and shareholders' (capital only) on December 31 is as follows:

	2007	2006
Shareholders		
Empresas Públicas de Medellín –EEPPM–	10,236	8,021
Empresa de Energía de Bogotá –EEB–	560	6
Total shareholders	10,796	8,027
Other customers	547,172	436,793
Total accounts receivable from customers	557,968	444,820

Classification of the accounts receivable from customers according to maturity date:

	2007	2006
Current	517,568	418,103
Overdue		
Between 1 and 90 days	5,178	4,833
Between 91 and 180 days	14,213	130
Between 181 and 360 days	1,176	2,397
More than 360 days	19,833	19,357
Total overdue	40,400	26,717
Total	557,968	444,820

Accounts receivable are mostly from power sector companies in the countries where the Group has coverage, and correspond mainly to services of use and connection of the National Transmission System. Interests are invoiced on past due accounts at the highest rate allowed by law.

On January 16, 2006, TRANSELCA S.A. E.S.P. subscribed a settlement agreement with Electricaribe, Electrocosta to extinguish obligations outstanding until year 2005, reason why capital and interest recovery for the amount of $7,900 and $135, respectively were recorded according to agreed terms. As of December 31, 2007 collection amounted to $5,268.

Power sector companies, Electribolívar, Caucasia and Electrotolima, all undergoing liquidation processes initiated by the Superintendency of Public Utilities –SSPD–, owed as of December 31, 2007, $3,410 (2006: $5,669). These overdue amounts are 100% provisioned.

Cedelca and Emcali are intervened by SSPD. In 2007, these entities cancelled obligations of $846 to the Parent Company that were backed by payment agreements. Additionally, Cedelca paid in 2007 100% of the connection service agreement. These overdue amounts are 100% provisioned.

NOTE 8: INVENTORIES, NET

Inventories, net at December 31 included:

		2007	2006
Inventories			
Material to render services	(1)	111,275	112,879
Inventories in transit		1,122	1,200
Provision		(862)	(976)
Total inventories		111,535	113,103
Long-term inventories			
Material to render services	(2)	56,399	56,287
Total long-term inventories		56,399	56,287
Total short-term inventories		55,136	56,816

(1) Includes $36,199 (2006: $38,736) of fixed asset maintenance for CTEEP's services providing and $59,932 of ISA.

(2) Because of the nature of the fixed assets of the Parent Company and its subsidiaries, many spare parts are necessary for their maintenance. Some of these spare parts are not easily obtainable in the market and have long-term delivery terms. Therefore, a large stock of inventory is necessary in order to guaranty continuity of service and compliance of system availability indicators.

NOTE 9: PROPERTY, PLANT AND EQUIPMENT – NET

The net balance of property, plant and equipment at December 31, included:

		2007	2006
Property, plant and equipment	(1)		
Networks, lines and cables		2,714,279	2,125,126
Plants and ducts		2,005,153	1,819,840
Buildings		63,414	73,432
Machinery and equipment		68,531	67,964
Computer and communication equipment		32,807	29,029
Equipment and materials under deposit and goods in warehouse		118	118
Transport, traction and lifting material		10,520	11,040
Furniture, fixtures and office equipment		15,573	14,909
Roads		265	265
Land		29,216	30,041
Subtotal property, plant and equipment		**4,939,876**	**4,171,764**
Less – accumulated depreciation		1,578,161	1,351,893
Less – provisions		27,688	1,467
Total property, plant and equipment in operation		**3,334,027**	**2,818,404**
Investment property	(2)		
Buildings		3,532	-
Less – accumulated depreciation		1,235	-
Total investment property		**2,297**	-
Non-productive assets	(3)		
Constructions received as payment		8,895	8,895
Subtotal non-productive property		**8,895**	**8,895**
Less – provisions		8,748	8,748
Total non-productive assets		**147**	**147**
Constructions in progress		39,792	397,685
Machinery, plant and equipment in assembly		59,956	35,435
Machinery and equipment in transit		1,953	649
Total property, plant and equipment - Net		**3,438,172**	**3,252,320**

Assets have no restrictions or pledges.

Retirement and sales of property, plant and equipment during the year generated net gain for $22,343 (2006: $93,156). The movement in accumulated depreciation during 2007 corresponds to the accrual of depreciation expense for $168,260 (2006: $139,994), charged to net income.

(1) In March 2007, ISA started up Project UPME 02 of 2003 for $398,155 and capitalized Project UPME 01 for $20,299, started up in December 2006 for $217,102. Additionally, and for $38.000, it purchased Betania substation from PESA S.A. This substation is located in Huila Province, and entered operation in 1987.

(2) Buildings rented, reclassified to this item according to changes of CGN.

(3) In ISA, it corresponds to KLM building in Bogotá City, the Pailitas land tract, and constructions received as payment from Global Crossing; sale process of these assets is underway.

NOTE 10: DEFERRED CHARGES AND OTHER ASSETS - NET

The balance of deferred charges and other assets, net at December 31 included:

		2007	2006
Deferred charges and other short-term assets			
Prepaid expenses	(1)	23,981	12,757
Deferred tax	(2)	14,709	132,636
Other deferred charges		40	818
Total deferred charges and other short-term assets		38,730	146,211

		2007	2006
Deferred charges and other long-term assets			
Deferred charges			
Deferred tax	(2)	189,818	257,644
Organization and start-up		647	4,662
Goods received as payment (Foreclosed assets)	(3)	11,716	5,424
Tax to preserve the democratic security		-	3,258
Studies and research		5,118	6,625
Other deferred charges		17,348	10,936
Total deferred charges		224,647	288,549
Intangible assets			
Software		57,035	47,725
Licenses		54,104	50,812
Rights of way		59,188	40,053
Rights	(4)	8,751,463	7,449,554
Goodwill and trademarks	(5)	1,155,919	818,975
Less – Amortization of intangible assets		(3,599,142)	(2,953,846)
Total intangible assets		6,478,567	5,453,273
Actuarial financial reserve	(6)	7,842	-
Miscellaneous		8,592	2,834
Total deferred charges and other long-term assets		6,719,648	5,744,656

(1) Includes $11,832 of prepaid commissions on the 2007 bond issuing process of ISA Capital.

(2) Includes $78,517 (2006: $249,917) of CTEEP's deferred tax, $94,208 (2006: $110,805) of ISA's deferred tax, and $26,223 (2006: $26,140) of TRANSELCA's deferred tax.

(3) Corresponds to assets given by Internexa S.A. E.S.P. as irrevocable trust to third parties for establishing a trust estate (RCA Agreement).

(4) Include CTEEP's Right for $7,924,402 according to concession agreement subscribed with the Brazilian Government through ANEEL on June 20, 2001 extended for a 20-year term starting on July 8, 1995, for exploitation of the electric energy transmission public service, including the basic grid and transmission facilities. According to articles 63 and 64 of Brazilian Decree No. 41019 of February 26, 1957, assets and facilities used in transmission are allocated to such services and cannot be retired, sold,

assigned or given as mortgage collateral, without prior express authorization of the regulator. ANEEL Resolution No. 20 of 1999 sets rules for de-allocation of assets of the electric energy public utility concessions and grants prior authorization to de-allocate unproductive assets.

(5) Includes: In ISA Capital Do Brasil, $917,590 of goodwill from purchase of CTEEP increased by greater participation upon acquisition through tender offer in January 2007; in the Parent Company, loan for $103,631 to purchase 60% of TransMantaro S.A., and $130,464 loan to purchase 34% of TRANSELCA S.A. E.S.P. through share exchange with Ecopetrol; the latter is not amortized according to CGN regulation, and because TRANSELCA is an indefinite life company.

(6) Corresponds to retirement fund of XM, Compañía de Expertos en Mercados S.A. E.S.P. for staff transferred through employer substitution of ISA. Such funds can only be used for initial purpose.

NOTE 11: RE-APPRAISALS

Re-appraisals at December 31 included:

		2007	2006
Investments	(1)	2,281	5,417
Property, plant and equipment	(2)	1,467,599	1,459,151
Total reappraisals		1,469,880	1,464,568

(1) Corresponds to re-appraisal of Electrocosta

(2) Includes $1,301,520 of the Parent Company, which updated commercial appraisal in 2007 for the main components of property, plant and equipment, in compliance with accounting regulation and practices. By using the same appraisal methods of 2006, inventory of constructive units was updated with equipment entering in 2007 as operational assets; remaining time of service of existing assets was increased by one period, which means that remaining useful life was decreased by one year.

Updating of unit cost in US dollars of December 2007 was made by using the methodology established in CREG Resolution No. 026 of 1999, Article 7: "Applying Unit Costs of Constructive Units: As of January 2000, Unit Costs approved through this Resolution, and expressed in US Dollars of December 1997, must be referred to pesos of December 1999, applying the market representative rate of the last business day of that month, as published by Banco de la República. Unit Costs so expressed are to be updated monthly according to the IPP published by Banco de la República".

NOTE 12: OUTSTANDING BONDS

Characteristics and balances of outstanding bonds at December 31 are detailed below:

Issue	Series	Currency	Term (years)	Interest rate	Maturity	2007	2006
First	A	USD	8	8.125%	2009	30,221	
First	B	USD	9	8.344%	2010	30,221	
First	A	USD	8	6.00%	2011	20,148	
First	B	USD	9	6.25%	2012	20,148	
Second	C	COP	10	DTF + 2.5%	2009	59,700	59,700
Second	D	COP	10	IPC + 10%	2009	30,879	30,879
Third	Single	COP	10	IPC +8.10%	2011	130,000	130,000
First	C	COP	10	IPC + 7.5% AV	2012	35,000	35,000
First	C	COP	10	IPC + 7.5% TV	2012	62,000	62,000
First	A	COP	7	IPC + 7.0% TV	2009	16,000	16,000
First	A	COP	10	IPC + 6.14% TV	2011	50,000	50,000
First	B	COP	10	IPC + 6.95% TV	2016	50,000	50,000
First	A	USD	10	5.75%	2013	45,606	58,005
Second	Single	PEN	10	VAC + 5.125%	2013	40,501	46,471
Third	A	USD	12	7.75%	2016	25,749	43,880
Third	B	USD	12	7.625%	2017	10,517	
Fifth	A	USD	10	Libor + 2.56%	2014	42,310	53,731
Third	A	USD	12	5.875%	2019	17,125	
Third	B	USD	12	6.1875%	2019	60,443	
Fourth	A	USD	12	Libor + 0.75%	2019	43,318	
Program Tranche 1		COP	7	IPC + 7.0%	2011	100,000	100,000
Program Tranche 2		COP	10	IPC + 7.3%	2016	150,000	150,000
Program Tranche 3		COP	15	IPC + 7.19%	2019	108,865	108,865
Program Tranche 4		COP	20	IPC + 4.58%	2026	118,500	118,500
Program Tranche 5		COP	7	IPC + 4.84%	2013	110,000	110,000
Program Tranche 1		USD	5	7.875%	2012	402,952	
Program Tranche 2		USD	10	8.8%	2017	713,225	
Capitalized interest						50,233	7,708
Bond hedging						336,636	
Total						**2,910,297**	**1,230,739**
Less- current portion						88,471	23,316
Total long-term						**2,821,826**	**1,207,423**

Bonds accrued interests during 2007 for $243,647 (2006: $119,033), which were recorded as financial expenses.

Below is the detail of maturities for outstanding bonds:

Year	Capital	Interest	Hedging	Total
2008	38,238	50,233		88,471
2009	136,800			136,800
2010	30,221			30,221
2011	300,147			300,147
2012 onwards	2,018,022	-	336,636	2,354,658
	2,523,428	**50,233**	**336,636**	**2,910,297**

The Parent Company's bonds issues were used as follows:

The second issue for $180,000, series A, B, C and D, was used 50% for the cash flows in 1999 and 50% for the Investment Plan. At 2006 year's end, the balance was $98,287; series A and B for the amount of $107,432 matured and were repaid. The balance increases due to the capitalization of the series issued at IPC (Consumer Price Index).

The third issue, for an initial value of $130,000 was used to substitute domestic and foreign currency loans to reduce exchange risk exposure and expand the portfolio's average maturity.

The $450,000 bond program was expanded to $850,000; tranches 4 and 5 for $118,500 and $110,000, respectively, were issued in 2006. Total balance issued as of the end of the year is $587,365. From these resources 50% corresponds to debt management operations and 50% to cash flows and investment financing.

Subsidiary TRANSELCA S.A. E.S.P., duly authorized by the Shareholders' Meeting and by the Securities Superintendency, issued bonds during 2002 and 2004 for $113,000 and $100,000, respectively, to finance expansion projects, working capital and corporate cash flows.

The bonds issued by subsidiary Red de Energía del Perú S.A. –REP– have the following characteristics:

On July 14, 2003, the subsidiary REP, carried out the first issuance of corporate bonds, series A for USD30 million, which was completely placed. Resources obtained were earmarked to pay a USD25 million senior loan and to repay Banco de Crédito USD5 million loan.

The subsidiary's second issue of single-series corporate bonds for USD20 million of November 10 of 2003 was completely placed; proceeds went to repay Banco de Crédito USD20 million loan.

The subsidiary's third and fifth corporate bonds, series A and B, issued on July 19, August 20 and November 30 of 2004, for USD4,2, USD5,8 and USD30 million, respectively, were completely placed.

The third issuance of 8,500 series-A bonds and 30,000 series-B bonds had a nominal value of USD1,000 and 12-year redemption term. These bonds were placed in the financial market in February and October 2007, at 5.875% and 6.1875% annual nominal interest, respectively.

The fourth issuance of 21,500 series-A bonds for USD1,000 with 12-year redemption term was placed in the financial market in February 2007 at 3-month Libor + 0.75%.

ISA Capital Do Brasil's bond issuance had the following characteristics:

Issue of January 29 of 2007 for USD554 million, carried out in two tranches: the first one for USD200 million, at 5-year term and 7.875% yearly interest rate with Call option in the years 2010 and 2011; the second for USD354 million at 10-year term and 8.8% yearly interest rate. Of the total bonds issued, 60% were placed in the USA, 36% in Europe, 2% in Latin America, and 2% in Asia.

TransMantaro's bond issuance has the following characteristics:

First series-A-and-B issue for USD15 and USD10 million, placed in November 2201 and 2003, with 8.125% and 6% interest rate and maturity in November 2009 and 2011, respectively. First series-B issue for USD15 and USD10, placed in November 2001 and 2003, with 8.3437% and 6.25% interest rate, and maturity in November 2010 and 2012, respectively.

These bonds are guaranteed by first mortgage collateral on the transmission line for USD179 million.

NOTE 13: FINANCIAL LIABILITIES

The balance of financial liabilities at December 31 included:

Credit facility		Currency	Interest rate	2007	2006
Domestic financial liabilities					
Banco Ganadero BBVA		COP	DTF + 2.5%	15,000	15,000
Davivienda		COP	DTF + 3%	11,000	24,380
Corficolombiana		COP	DTF + 5.5%	-	4,000
Bancolombia		COP	DTF + 3.5%	5,649	5,000
Banco de Occidente		COP	DTF + 5.5%	-	925
Banco de Crédito		COP	DTF + 5% a 5.75%	26,000	980
Ministerio de Hacienda		COP	Libor + 1.25%	-	920
Bancolombia		COP	DTF + 1.93%	57,067	61,642
Banco de Bogotá		COP	DTF + 3.5%	38,799	-
Davivienda		COP	DTF + 0.24%	-	48,000
Davivienda	(1)	COP	DTF + 1.50%	22,000	22,000
BBVA	(1)	COP	DTF + 4%	96,638	96,638
BBVA	(1)	COP	DTF + 1.50% - 4.25%	100,837	100,000
Bancolombia	(1)	COP	DTF + 2.60%	70,000	70,686
Citibank Colombia	(1)	COP	DTF + 3.05%	19,000	-
ABN Amro Colombia	(1)	COP	DTF + 3.30%	13,000	-
Total domestic financial liabilities				**474,990**	**450,171**
Foreign financial liabilities					
BNDES	(2)	BRL	TJLP + 2.3%	457,320	-
Banco Safra	(1)	BRL	CDI + 3%	79,817	-
Banco Alfa	(1)	BRL	CDI + 3.85%	56,872	-
Banco do Brasil	(1)	BRL	CDI + 3%	11,468	-
BIRF-3955-CO		USD	Libor 6 M + Spread	139,260	180,603
Banco de Crédito del Perú BCP		USD	Libor 3M + 2.125%	62,280	76,119
BID		USD	Libor + 4%	55,251	116,245
CAF		USD	Libor + 5%	40,993	-
IFC		USD	6.10%	27,812	44,769
BID 195 IC-CO		Unidad de Cuenta	7.42%	-	155
BIRF-3954-CO		USD	Tasa fija Tramos (6.32%)	4,865	14,036
FMO Holanda		USD	8.42% y 8.5%	-	17,969
MedioCrédito		EUR	Tasa fija 1.75%	8,981	12,542
Banco de Crédito del Perú - Sucursal Panamá		USD	Libor 6M + 1%	-	5,469
Banco de Crédito del Perú		USD	Libor + 4%	-	-
Kreditanstalt Fur Wiederaufdau		USD	Libor + 1.5%	-	-
BBVA Banco Continental		USD	Libor 3M + 1.45%	27,900	-
Bancolombia Panamá		USD	Libor + 5.75%	-	269
BNP Paribas		USD	Libor 6 M + 0.345%	72,566	73,325
ABN Amro		USD	Libor + 0.75 - 1%	-	829,621
ABN Amro y JPMorgan		USD	Libor 6 M + Spread	402,952	447,757
Citibank N.A.		USD	Libor 3M + 3.125%	48,441	-
Total foreign financial liabilities				**1,496,778**	**1,818,879**
Hedging operations				137	49,643
Total financial liabilities				**1,971,905**	**2,318,693**
Less – current portion				**658,008**	**1,070,829**
Total long-term				**1,313,897**	**1,247,864**

1) These loans were hired to cover cash flows.

2) These loans were hired to finance expansion plans.

At December 31, financial liabilities included balances denominated in the following currencies:

		Balance in original currency (thousands)		Balance in domestic currency (thousands)	
Currency	Interest rate	2007	2006	2007	2006
US Dollar	Libor + IBRD Spread	437,928	436,357	882,320	1,856,745
Unit of Account	Fixed rate 7.42%	-	43	-	155
Euro	Fixed rate 1.75%	3,033	4,246	8,981	12,542
Brazilian Real	101.9% a 103.85% daily average	532	-	605,477	-
Colombian Peso	DTF + 3.15% a DTF + 4.1%	474,990	449,251	475,127	449,251
				1,971,905	**2,318,693**

Maturity of long-term financial liabilities at December 31, 2007:

Year	Total
2009	388,487
2010	317,995
2011	149,170
2012	130,996
2013 onwards	327,249
Total	**1,313,897**

COMMITMENTS RELATED TO LOANS

The Parent Company has agreed to comply with the following covenants during the life of the loans:

ABN Amro and JP Morgan:

ISA subscribed financial commitments for the USD200 million loan obtained from ABN Amro and JP Morgan banks, as follows: a) The ratio Net Debt/EBITDA must be equal to or lower than 5.50 for 2006, 5.00 for 2007, 4.5 for 2008 and 2009. b) The ratio EBITDA/Interest must be equal to or greater than 2.25 for 2006 and 2007, and 2.50 for the period 2008-2009.

As of December 31 of 2007 and 2006, the Company had satisfactorily met the above commitments.

IFC and FMO loans:

During the term of the contracts, the subsidiary ISA Peru may not, among others:

- Declare or pay dividends or make any capital distribution, or purchase, redeem or acquire its own shares, when the covenants agreed to in the contract are not complied with.
- Enter agreements with limited partnerships, distribute earnings or royalties or any other similar agreement under which the revenues or income of the subsidiary are or could be shared with any other person.
- Establish or hold a subsidiary or start or permit a merger through absorption, spin-off or merger through incorporation or reorganization.
- Incur, assume or permit any debt other than as specified in the contract.

Commitments of subsidiary REP S.A.:

On August 29, 2002, a trust agreement for cash flows was subscribed by the subsidiary (trustor), Banco Continental (beneficiary) and Bank Boston, Peruvian Branch (trustee) to guarantee compliance of the obligations in favor of the preferential creditors (Banco Continental and Citibank N.A. Lima Branch). On March 31, 2005, the assignment of contractual position in the Bank Boston, Peruvian Branch Trust Agreement of Cash Flows in favor of Banque BNP Paribas Andes S.A. was signed. Then on June 28, 2006, Banque BNP Paribas Andes S.A. assigned its contractual position in such agreement to Banco Internacional del Perú S.A.

Commitments of subsidiary TRANSELCA S.A. E.S.P.

TRANSELCA S.A. E.S.P. has subscribed fourteen (14) promissory notes in favor of the Nation – Ministry of Finance and Public Credit – under agreement to guarantee payment of Bayerische Landesbank G. loan's portion assumed by public deed No. 1001 in assets transfer with Corelca.

NOTE 14: ACCOUNTS PAYABLE

The balance of accounts payable at December 31 included:

		2007	2006
Suppliers	(1)	119,929	216,178
Financial expenses		42,495	41,152
Creditors	(2)	263,729	353,709
Dividends	(3)	66,576	106,867
Other accounts payable		88,743	57,586
Other taxes	(4)	169,549	94,989
Other accounts payable		**751,021**	**870,481**
Total long-term accounts payable	(5)	**324,923**	**401,996**
Total short-term accounts payable		**426,098**	**468,485**

1. Includes payments by subsidiary Companhia de Transmissão de Energía Elétrica Paulista –CTEEP– along 2007 to suppliers for $110,165.

2. In 2006 it included balance of $233,058 for the early retirement program "Programa de Desvinculación Voluntario" -PDV-, paid during 2007, through contract termination of 1,492 employees who adhered to the program. PDV expenses include financial incentives, fines, advance notice, and medical aid, among others.

3. Dividends decreed by the Management Council of Companhia de Transmissão de Energía Elétrica Paulista –CTEEP– for $31,572 (2006: $78,057), ISA Parent Company for $34,428 (2006: $28,810) and participation of Red de Energía del Perú S.A. –REP– for $575.

4. Payment of Income tax by Companhia de Transmissão de Energía Elétrica Paulista –CTEEP– for $52,261 (2006: $2,881) and unified real estate tax for $24,224 (2006: $4,851).

5. At closing of 2006, $189,693 was included in compliance with Law 4819 by ISA Capital Do Brasil, from purchase of Companhia de Transmissão de Energía Elétrica Paulista –CTEEP– and reclassified in 2007 as estimated liabilities.

NOTE 15: LABOR LIABILITIES

Labor liabilities at December 31 included:

	2007	2006
Labor liabilities		
Severance payments and interest	4,499	4,180
Vacations	10,203	18,904
Agreed fringe benefits	6,882	11,222
Other	31,365	815
Total labor liabilities	52,949	35,121
Less – long-term portion	1,246	1,135
Short-term labor liabilities	51,703	33,986

NOTE 16: ACCRUED LIABILITIES AND ESTIMATED PROVISIONS

Accrued liabilities and estimated provisions at December 31 included:

		2007	2006
Retirement pensions	(1)	141,250	137,249
Provision for income tax and surtax		23,175	18,487
ISA Capital Do Brasil Provision	(2)	367,783	200,961
Labor agreements at CTEEP	(3)	46,238	415,350
Provision for contingencies	(4)	153,852	293,483
Actuarial estimate of fringe benefits for pensioners	(5)	78,079	39,641
Other accrued liabilities and provisions	(6)	41,150	42,271
Total accrued liabilities and provisions		851,527	1,147,442
Less – long-term portion		704,344	624,643
Total short-term accrued liabilities and provisions		147,183	522,799

1) Corresponds to the amortized present value of pension liabilities of ISA, TRANSELCA S.A. E.S.P. and XM, Compañía de Expertos en Mercados S.A. E.S.P. at December 31 of 2007 and 2006, according to actuarial studies.

2) Values to be paid by ISA Capital Do Brasil to Secretaría de Fazenda, Gobierno de Brasil, as payment commitment for the difference between the purchase price of the shares of Companhia de Transmissão de Energía Elétrica Paulista –CTEEP– and labor liability payments established in Law 4819 of 1958 in case CTEEP is exonerated. In the year 2006, for presentation purposes, it includes reclassification of accounts payable for $189,693.

3) Subsidiary Companhia de Transmissão de Energía Elétrica Paulista –CTEEP– with 2,737 employees as of October 31, 2006, approved an early retirement program "Programa de Desvinculación Voluntario" -PDV- in force during the November 21 - 30 period. Total 1,534 employees accepted the program. So far, total 1,492 employees have retired, 323 employees before December 31, 2006, and 1,169 in 2007. Expenses of the PDV program include financial incentives, advanced notice and medical aid, among others.

4) Corresponds to CTEEP's contingencies for liability in labor claims during spin-off with Compañía Energética de São Paulo -CESP- and incorporation of Empresa Paulista de Transmisión de Energía Eléctrica S.A. -EPTE- for $139,652 (2006: $137,194), IPTU fiscal processes for $12,619 (2006: $137,009); provision for liabilities with the municipality of São Paulo related to administrative processes for regulation of areas. In 2007, the process with the municipality of São José dos Campos was settled, according to Law No. 335 de 2007.

5) Corresponds to estimated liabilities for ISA, $34,713, and TRANSELCA S.A. E.S.P., $43,366, to show present value of future health, education and aging benefits of pensioners; increase for 2007 up on 2006 is accounted for by 100% amortization of pension liabilities for health and education fringe benefits.

6) Includes provisions for vacations and other benefits in Companhia de Transmissão de Energía Elétrica Paulista –CTEEP– for $9,789, FAER in ISA and TRANSELCA S.A. E.S.P. for $6,658, variable compensation of ISA for $2,182, as well as public lighting and telecommunications in TRANSELCA S.A. E.S.P for $ 2,172, among others.

16.1 RETIREMENT PENSIONS AND FRINGE BENEFITS

Retirement Pensions

Under collective labor agreements, ISA, TRANSELCA S.A. E.S.P. and XM, Compañía de Expertos en Mercados S.A. E.S.P. are required to pay pensions to employees who satisfy certain conditions of age and length of service. However, Instituto de Seguros Sociales -ISS- and pension management funds have assumed the greater portion of this obligation, as required by legal regulations.

The present value for retirement pensions as of December 31, 2007, and 2006, was determined using actuarial calculations that comply with the law, and specifically, with collective labor agreements in force (Collective Labor Pact and Collective Labor Agreement).

To determine pension liabilities, the Parent Company included fringe benefits of pensioners, as different from mandatory benefits. The practice was adopted in 2005, as prudential measure to anticipate application of International Financial Reporting Standards -IFRS-. Present value of estimate was $34,713, completely amortized in 2007.

TRANSELCA S.A. E.S.P. included in its financial statements for 2007 the present value of health, education and electric power benefits of pensioners, for $48,890, and it amortized $37,701 (2006: $5,690). Difference of $5,523 will be amortized on an average of five (5) years, according to the corporation's pension liability amortization scheme.

The estimates used were as follows:

	2007			2006		
Detalle	ISA S.A. E.S.P.	TRANSELCAS.A. E.S.P.	XM S.A. E.S.P.	ISA S.A. E.S.P.	TRANSELCA S.A. E.S.P.	XM S.A. E.S.P. E.S.P.
Actual interest rate	4.80%	4.80%	4.80%	4.80%	4.80%	4.80%
Future increase in pensions and salaries	4.77%	6.00%	4.77%	5.34%	6.00%	5.34%
Number of people covered by the plan	450	187	19	459	187	19

As of December 31, 2007, the projected obligation is amortized in 81.35%; amortization was calculated through methodology determined by Resolution No. 356 of September 2007 issued by the CGN.

The movements in the actuarial estimate and the deferred liability at December 31 are as follows:

	Projected liability	Deferred cost	Net liability
Balance at December 31, 2005	**153,457**	**26,202**	**127,255**
Increase in actuarial estimate	6,679	(3,315)	9,994
Pension payment expense during the year			13,857
Total pension expenses in Income Statement			**23,851**
Pension payment			(13,857)
Balance at December 31, 2006	**160,136**	**22,887**	**137,249**
Increase in actuarial estimate	5,568	1,567	4,001
Pension payment expense during the year			13,810
Total pension expenses in Income Statement			**17,811**
Pension payment			(13,810)
Balance at December 31, 2007	**165,704**	**24,454**	**141,250**

16.2 INCOME TAX

Tax regulations applicable to ISA's Group domestic companies provide:

a) For 2007 and 2006, taxable income is subject to 34% and 35% income tax rate, respectively. Regulation set forth until 2006, surtax equivalent to 10% of the net income tax applicable to income taxpayers. As of 2008, income tax rate will be 33%.

b) The basis to determine income tax shall not be lower than 3% in 2007, and than 6% in 2006, of the Company's net fiscal equity on the last day of the preceding taxable year, calculated as established by tax regulations in force (Presumptive income).

c) The system of integral inflation adjustments has been suspended for fiscal effects as of fiscal year 2007.

d) Law 863 of 2003 established that income tax payers could deduct 30% of the effective investments made only in productive real fixed assets. According to changes made in Law 1111 of 2006, starting 2007, the percentage is 40% and its application does not result in income taxable for shareholders. Taxpayers that acquire productive fixed assets to be depreciated from January 1, 2007 onwards and avail of the deduction herein established can depreciate such assets only through the straight-line method and are not entitled to the audit benefit, even when complying with requirements established. After applying this regulation, and based on investments made by the Parent Company during the year, the period's ordinary net taxable income was decreased by $44.041 (2006: $126.026).

e) As of December 31, 2007, the Parent Company has neither fiscal losses nor excesses of presumptive over ordinary taxable income to be offset. According to tax regulations in effect, starting 2007, corporations are allowed to offset without any restriction as to percentage and time, readjusted tax losses with ordinary net taxable income, without affecting presumptive income of the fiscal year. Any excess of presumptive income over ordinary taxable income obtained as of 2007 can be offset with ordinary net taxable income of the following five (5) years readjusted for tax purposes. The losses of the corporations cannot be transferred to their shareholders. Fiscal losses from revenues that do not constitute income or incidental income and from costs and deductions not originating taxable income cannot be offset with ordinary net taxable income of the taxpayer.

f) As of 2004, income tax payers performing transactions with foreign related or associated parties and/or with residents of countries considered as tax haven, are required, for income tax purposes, to determine their ordinary and extraordinary revenues, costs and deductions, assets and liabilities, taking into consideration for these transactions the prices and profit margins of the market. At this time, the Parent Company's management and its counsels have not concluded the updating study for 2007; however, based on the satisfactory results of the study conducted for 2006, their opinion is that no significant additional income tax provisions shall be required as a result of the study.

g) As a result of application of CGN Resolution No. 356 of September 5 of 2007 (to be applied retroactively as of January 1 of 2007), change arises in accounting treatment of equity investments of controlled entities on which the corporation has important influence, particularly for recording of updating through equity method, according to which, all exchange difference variations are considered equity variations until disposal of investment, therefore affecting equity instead of fiscal year's results. Pursuant to the provisions of fiscal regulation of investment in foreign currency, as of application of the above accounting rule generates a conciliatory entry between accounting and fiscal results, arising from the exchange difference from investments in foreign currency in controlled entities.

h) In 2005, Decision 578 of the Andean Community of Nations -CAN- entered into force. This decision seeks to avoid double taxation of the income earned in any of the member countries using an exoneration mechanism. Based on this decision and on the opinions of tax advisors, the income earned in countries that are members of the CAN are considered to be tax exempt.

i) Based on Law 963 of 2005, and for execution of projects "Caño Limón" and UPME 01 and 02 of 2003, in 2007 ISA filed a request with the Ministry of Trade, Industry and Tourism to sign a legal stability agreement for the business of energy transport. The Legal Stability Committee approved the request on December 20, 2007 for a 20-year term effective as of 2008. This agreement guarantees that, in the event of adverse modification to the regulations stabilized under the agreement, unmodified regulations shall continue to apply during the term of the agreement.

Stability was requested for the following regulations: income tax rate, equity tax, levy on financial transactions, special 40% deduction for investment in real productive assets, tax discount for imports of energy transport machinery, and deduction of inflation components of financial expenses. The agreement decreases tax risk resulting from changes in fiscal regulations.

j) j) Effectiveness of Law 1111 of 2006 on January 1, 2007 produced the following changes related to taxes:

The percentage of presumptive income over net fiscal equity was lowered from 6% to 2%.

100% of turnover tax, tax on billboards and signs, and real estate tax, and 25% of levy on financial transactions, can be deducted from income tax.

Article 254 of Fiscal Law was amended and no longer requires the subscription by Colombia of integration agreements or conventions for deduction of taxes paid abroad.

Starting 2007, inflation adjustments for fiscal effects are no longer valid, which means that rules for determining occasional gains and losses are again applicable. Additionally, the phasing out of integral inflation adjustments means that exchange difference revenues are to be part of the taxable base for turnover tax.

Subsidiaries in Peru, (ISA Perú S.A. y REP S.A. -REP- and Consorcio TransMantaro S.A. E.S.P.) subscribed agreements with the Peruvian government to guarantee legal stability under Legislative Decrees No. 662 and No. 757 and Law No. 27342. The agreements enter into force on the concession agreement's effective date and apply all along the latter's term. (See Note 19.3).

On September 2 of 2007, TRANSELCA S.A. E.S.P. filed a claim against DIAN with the Administrative Tribunal of Atlántico for official calculation of income tax return of fiscal year 2002, where the tax administration disavows tax deductions for $4,616 and calculates tax in excess of $1,616. On the date of this report, this claim was in the tribunal for review of acceptance.

Regarding the action related to income tax return for 2002, the Company's management and its fiscal counsels consider that the arguments set forth reasonably support deductibility of the expenses denied by DIAN.

On November 29 of 2007, TRANSELCA S.A. E.S.P. received notice from DIAN regarding listing of income-producing assets that gave rise to deduction for investments recorded on line 57 of its income tax return No.1105500828373 for fiscal year 2005. The notice was replied within the corresponding legal term.

Equity tax

Under Law 1111 of 2006, equity tax was established for fiscal years 2007, 2008, 2009 and 2010, payable by individuals, legal entities and unincorporated associations who pay Colombian income tax and whose net fiscal equity exceeds $3,000 million.

This tax shall be calculated on the basis of net fiscal equity as of January 1 of 2007, at a rate of 1.2%.

During the first semester of 2007, the management, based on article 25 of Law 1111 of 2006, and with approval of the Shareholders' Meeting of March 30 of 2007, recorded on the equity revaluation account, $20,173 equity tax for ISA, and $4,547 for TRANSELCA.

NOTE 17: OTHER LIABILITIES

Balance of other liabilities at December 31:

Other short-term liabilities		2007	2006
Collection for third parties		213,927	216,082
Income received from anticipated sales		14,363	12,221
Total other short-term liabilities		**228,290**	**228,303**
Other long-term liabilities			
Deferred taxes		167,130	118,597
Deferred income		42,254	71,109
Deferred credits		280	3,532
Other	(1)	100,025	109,765
Total other long-term liabilities		**309,689**	**303,003**

(1) Includes $94,988 (2006: $105,233) of subsidiary Companhia de Transmissão de Energía Elétrica Paulista –CTEEP– for other liabilities related to goodwill liability from purchase of 49% of common shares of Empresa Paulista de Transmisión de Energía S.A. –EPTE–, incorporated in November of 2001 to CTEEP. Monthly amortization of this goodwill liability is done under the straight-line methodology along the concession period of EPTE until December of 2012.

NOTE 18: SHAREHOLDERS' EQUITY

SUBSCRIBED AND PAID-IN CAPITAL

Subscribed and paid-in capital at December 31 was distributed as follows:

		2006	
Shareholder	No. of shares	$ million	% Participation
Common shares			
The Nation	569,472,561	18,679	55.871%
Empresas Públicas de Medellín –EEPPM–	102,582,317	3,365	10.064%
ECOPETROL	58,925,480	1,933	5.781%
Empresa de Energía de Bogotá –EEB–	17,535,441	575	1.720%
Fondo de Pensiones Obligatorias Protección	49,427,960	1,621	4.849%
Fondo de Pensiones Horizonte	14,494,416	475	1.422%
Fondo de Pensiones Obligatorias Colfondos	14,343,297	470	1.407%
Fondo de Pensiones Santander	13,533,816	444	1.328%
Foreign investors	9,807,307	322	0.962%
ISA ADR Program	4,752,350	156	0.466%
Other shareholders	164,392,218	5,391	16.130%
Outstanding subscribed capital	**1,019,267,163**	**33,431**	**100.00%**
Reacquired own shares	17,820,122	585	
Total subscribed and paid-in capital	**1,037,087,285**	**34,016**	

		2007	
Shareholder	No. of shares	$ million	% Participation
Common shares			
The Nation	569,472,561	18,679	52.942%
Empresas Públicas de Medellín –EEPPM–	109,350,775	3,587	10.166%
ECOPETROL	58,925,480	1,933	5.478%
Empresa de Energía de Bogotá –EEB–	18,448,050	605	1.715%
Fondo de Pensiones Obligatorias Protección	45,539,999	1,494	4.234%
Fondo de Pensiones Obligatorias Porvenir	30,000,626	984	2.789%
Fondo de Pensiones Santander	23,217,553	762	2.158%
Fondo de Pensiones Horizonte	23,014,895	755	2.140%
Fondo de Pensiones Obligatorias Colfondos	18,206,577	597	1.693%
Foreign investors	9,487,546	311	0.882%
ISA ADR Program	3,424,875	112	0.318%
Other shareholders	166,572,437	5,462	15.485%
Outstanding subscribed capital	1,075,661,374	35,281	100%
Reacquired own shares	17,820,122	585	
Total subscribed and paid-in capital	1,093,481,496	35,866	

The Parent Company can issue common and preferred shares, and shares with preferred dividend but without voting rights. All shares are registered and circulate either in a materialized or dematerialized manner, as decided by the Board of Directors in the corresponding ruling.

Outstanding shares are common, registered and dematerialized. Depósito Centralizado de Valores de Colombia –DECEVAL S.A.– is the entity where securities are deposited for their administration and custody, to facilitate and expedite the market agents' work.

SHARE ISSUE

Between November 16 and December 6 of 2007 the Parent Company made a public offer for issuance of common, registered, capital stock shares; this offer used the Book Building methodology, as approved by Decree 3780 of October 1 of 2007 of the Colombian Financial Superintendency. Such mechanism allowed investors to propose the price and number of shares they were interested in buying, reaching demand for 178 million shares.

The Parent Company's Board of Directors, in special meeting of December 7, formalized the public offer of the Company's shares and defined the total offer size at 56,394,211 shares, at a subscription price of $7,076 pesos per share.

Proceeds from this process shall be earmarked to finance the Company's investment plan and to optimize the Parent Company's capital structure.

CAPITAL SURPLUS

Additional paid-in capital

The additional paid-in capital is the excess of the sales price over the par value of the subscribed shares. In 2007 it increased by $397,197, corresponding to share issue held on December 7.

Received for projects

This account represents amounts delivered by Government for the construction of the first circuit of the 500-kV line to the Caribbean Coast.

RESERVES

Legal reserve

The law requires the Company to appropriate 10% of annual net income as a legal reserve until the balance of the reserve is equal to 50% of subscribed capital. This mandatory reserve may not be distributed prior to the liquidation of the Company, but may be used to absorb or reduce net losses. Any balance of the reserve in excess of 50% of subscribed capital is at the disposal of the shareholders.

Mandatory reserve for tax purposes

The Shareholders' Meeting approved this reserve from net income, in compliance with Article 130 of the Tax Law, in order to obtain tax deductions for depreciation in excess of book depreciation. As legally provided, this reserve can be released whenever subsequent accounting depreciation exceeds tax depreciation, or when the assets giving rise to the incremental amount deducted are sold.

Reserve for reacquisition of own shares

The Shareholders' Meeting of March 22, 2001 approved $8,500 special reserve for the repurchase of own shares held by the stock liquidity fund that was created to add liquidity to ISA shares, and a $38,100 special reserve to acquire own shares held by EEPPM.

Reserve for reinforcement of equity

On March 26, 1999, the Shareholders' Meeting approved an occasional reserve in accordance with Article 47 of the Articles of Incorporation. This voluntary reserve was ordered so that the Company could retain its solid financial position and maintain the financial indicators required by the rating agencies, in order to obtain the investment degree and comply with contractual commitments to lenders.

Reserve for rehabilitation and replacement of STN assets

The Shareholders Meeting held on March 30, 2000, approved a $24,933 reserve for the rehabilitation and replacement of assets of the National Transmission System, and on March 18, 2002, approved an additional reserve of $12,502.

EQUITY REVALUATION

Inflation adjustments on equity accounts recognized until December 31, 2000, have been credited to this account and charged to the Income Statement. This amount cannot be distributed as dividend, but can be used to increase subscribed capital.

As of year 2007, and according to regulations in force, the tax on equity is accrued by decreasing this account (see Note 13).

SURPLUS FROM EQUITY METHOD

Relates to the contra entry of equity variations of investments in subsidiaries, as a consequence of application of the equity method (see Note 3.3).

As of year 2007, it includes the effect of exchange difference from translation of investments abroad.

NOTE 19: MEMORANDUM ACCOUNTS

The balance of memorandum accounts at December 31 was:

		2007	2006
Debit memorandum accounts			
Fiscal-over-accounting excess		60,552	46,608
Other contingent rights		116,115	54,137
Other debit control accounts	(1)	333,236	354,149
Effect application of Resolution No. 364/2000	(2)	2,880,910	2,774,972
Total debit memorandum accounts		**3,390,813**	**3,229,866**
Credit memorandum accounts			
Claims and lawsuits (See Note 20.1)	(3)	607,764	857,141
Guarantees granted		332,931	261,661
Fiscal-over-accounting excess		563,338	262,841
Optic fiber availability agreement	(4)	362,069	377,243
Other credit control accounts		7,107	7,537
Total credit memorandum accounts		**1,873,209**	**1,766,423**

(1) Includes collections from third parties by the subsidiary XM, Compañía de Expertos en Mercados S.A. E.S.P.

(2) Represents differences with accounting, resulting from application of inflation adjustment system for tax effects and differences in accounting and tax deductions to determine ordinary net taxable income.

(3) The Parent Company and its subsidiaries currently appear as party, as a defendant, plaintiff or as an intervening third party, of judicial processes of administrative, civil and labor nature. None of the processes in which they appear as a defendant or as an intervening third party could affect the Group companies' stability. The companies' management and their legal counsels consider remote any loss as a result of such claims and lawsuits.

Likewise, the Group's companies, in their own name, brought the legal actions necessary to carry out their corporate purpose and to defend their interests (See Note 19.1).

(4) Includes agreement for optic-fiber capacity availability under which the Parent Company granted Internexa S.A. E.S.P., availability over the capacity of its own fiber optic installed on its own infrastructure, on third parties' infrastructure, and that under usufruct. The agreement was subscribed in order to allow Internexa to meet the coverage, quality, reliability and capacity requirements of telecommunications carriers and other customers. Below is a table with the bases for annual invoicing:

Year	Value
2008	11,290
2009	12,757
2010	14,416
2011	16,290
Onward	294,543
Total	349,296

19.1 CLAIMS AND LAWSUITS

Interconexión Eléctrica S.A. E.S.P.

The Parent Company currently appears as party, as a defendant, plaintiff or as an intervening third party, of judicial processes of administrative, civil and labor nature. None of the processes in which the Company appears as a defendant or as an intervening third party could affect its stability. In its own name, it has taken the necessary judicial measures to carry out its corporate purpose and the defense of its interests.

Below is the information regarding the judicial processes which the Parent Company is a party to:

a) At December 31, 2006, ISA has filed administrative claims against Electrificadora del Atlántico, Electrificadora de Bolívar and Empresa de Energía de Magangué for default interest on accounts for the use of STN and Energy Pool, for $14,854.

b) ISA has filed a civil claim against Sistep Ltda and Aseguradora de Fianzas S.A. -Confianza-, at the Circuit Civil Court No. 10 of Medellín, for USD1,936,618 plus $1,175, as a result of the delay in the delivery of equipment to the Yumbo and La Esmeralda substations and resulting damages. Additionally, ISA is claiming payment of the insurance policy by Confianza. The process is in the discovery stage.

c) Cundinamarca Administrative Tribunal, first Section. ISA has sued the Superintendency of Public Utilities for $1,424 as a result of issuing administrative acts that prevent ISA (ASIC) from exercising its rights to limit power supplies and the collection of billings to Empresas Públicas de Caucasia. The process is pending judgment.

d) Administrative Tribunal of Antioquia. ISA has filed a nullity and redress lawsuit against the tax authorities (Dirección de Impuestos y Aduanas Nacionales -DIAN-), for $4.780, related to default interest in favor of ISA, resulting from the non-timely reimbursing excess income tax paid in 1995. The process is currently awaiting judgment from the Tribunal.

e) Administrative Tribunal of Antioquia. ISA challenged Resolution 1233 of 2001, by which the Municipality of San Carlos requested payment of taxes by the public space occupation for $1,839 for the year 2000. The process is awaiting judgment at the Tribunal.

f) Nullity and redress process No. 064. Flores III LTDA & CIA. S.C.A. E.S.P. has sued the Nation - Ministry of Mines and Energy, CREG, ISA and Electrificadora del Caribe S.A. E.S.P.- Claim: Declaration of nullity of CREG Resolution 031 of July 22, 1999, by which the appeal presented by Electricaribe S.A. was accepted, releasing the company from paying amounts invoiced by ISA for the restriction of the 220-110 kV autotransformer. Declaration of nullity of alleged administrative act resulting from failure to answer within the legal term a request for direct repeal of the foregoing resolution and award payment of $2,343. The process was decided on the first instance and ISA was to pay the claims; it is pending decision from the State Council since 2003.

g) Administrative Tribunal of Antioquia. Termocandelaria has filed a nullity and redress lawsuit against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $20,794 regarding CREG Resolutions 034, 038 and 094 of 2001.

h) Administrative Tribunal of Antioquia. Central Hidroeléctrica de Betania S.A. E.S.P. has filed nullity and redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $54,598 and USD15,4 million, for capacity charges - CREG Resolutions 077 and 111 of 2000.

i) Administrative Court of Antioquia. Emgesa S.A. E.S.P. has filed nullity and redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $193,662 and USD82.4 million regarding application of CREG Resolutions 077 and 111 of 2000.

j) Administrative Court of Antioquia. Chivor S.A. E.S.P. has filed nullity and redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $89,008 and USD32.5 million for capacity charges - CREG Resolutions 077 and 111 of 2000.

k) Administrative Court of Antioquia. Proelectrica & Cia S.C.A. E.S.P. has filed nullity and redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $9,207 regarding application of CREG Resolutions 034 and 038 of 2001.

l) Administrative Court of Antioquia. Termotasajero S.A. E.S.P. has filed nullity and redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $128,848 regarding application of CREG Resolutions 034 and 038 of 2001.

The lawsuits for application by ISA, as the Administrator of the Commercial Settlement System (Administrador del Sistema de Intercambios Comerciales - ASIC-), of CREG Resolutions 077 and 111 of 2000, capacity charges, correspond to CREG's change in calculation methodology, which according to the plaintiff companies caused them damages; the same happens with Resolutions 034 and 038 of 2001. The agents consider that these provisions considerably reduce their income. In such transactions, the Parent Company acted as the agent of third parties, and in this way its own equity would not be at stake in said processes. According to legal and technical analysis, the Parent Company has enough grounds to consider that it will be released in these processes, because of as Administrator of the Commercial Settlement System it should have applied CREG regulations, duties from which it could not be released. Invoices billed and resolutions issued by the Parent Company to answer the appeals, strictly comply with the aforementioned resolutions; therefore, they cannot be the cause of alleged damages claimed by the plaintiffs. Eventually, in case of negative results, the Parent Company could request compensation or account settling between the market agents taking part in these transactions, which would permit the Company's equity to remain unharmed.

m) Gomez Cajiao y Asociados has filed a contractual lawsuit requesting the nullity of act awarding Public Bid C-002, the absolute nullity of BL98 contract, and redress of its right as proponent. Amount claimed: $2,000.

n) Empresas Públicas de Medellín has filed a nullity and redress lawsuit against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $947 for recording of customer metering points.

o) Claudia Andrea Córdoba and Fabiana Zanín Córdoba have filed a tort claim for $4,000 for the accident of a family member during the performance of a contract.

As of December 31, 2007, there exist other labor, civil and administrative claims pending decision for a total amount close to $2,100 that are related to the normal course of operations of the Parent Company. The Company's management and its legal counsels consider remote the possibility of loss as a result of such claims.

Interconexión Eléctrica ISA Perú S.A.

As a result of the audit to the 2002 income tax return of the subsidiary ISA Peru, tax authority SUNAT issued on August 26, 2004, Resolution No.012-003-0004229, objecting the deduction of pre-operating expenses related to the concession contract. The objection resulted in a decrease in the Company's tax loss for 2002 from PEN9,013,992 to PEN6,352,955. On September 23, 2004, the subsidiary lodged a claim with SUNAT, which at this date is still pending decision. ISA Peru's management and its legal advisors consider that there are solid legal grounds for the claim to be decided in favor of the subsidiary, so no provision has been made in the financial statements at December 31, 2007 and 2006.

Companhia de Transmissão de Energía Elétrica Paulista –CTEEP–

In 1989, Centrales Eléctricas Brasileñas S.A. –Electrobrás– filed declaratory action for collection of the outstanding balance in a financing contract owed by Eletropaulo –Eletricidad de São Paulo S.A.– (today, Eletropaulo Metropolitana Eletricidad de São Paulo S.A. "Eletropaulo"). Eletropaulo had objected the criterion used for monetary updating and made the payments related to the contract through deposits in court only for the amounts it considered really owed. Judgment entered in 1999 ordered Eletropaulo to pay the balance claimed by Electrobrás.

Based on the legal documents supporting the partial spin-off of Eletropaulo, CTEEP's management and its legal counsels consider that CTEEP is only liable for paying the updated amount of the court deposit it had made in 1988, which is included in its assets, and that the company must carry on with the legal process.

The Company did not establish any provision for the remaining contingency, currently estimated at BRL856,551,000, which it understands is a Eletropaulo's liability, and as such is being demanded by Electrobrás.

19.2 GUARANTEES IN FORCE

At 2007 year's end the following bank guarantees were in force:

a) Guarantee established in 2006, guaranteeing affiliate ISA Peru's compliance with loan's obligations.

Guaranteed affiliate	Beneficiary of the guarantee	Amount (USD)	Colombian entity commission	Annual commission (%)	Correspondent Bank	Correspondent annual commission (%)	Initial date	Maturity	Object
ISA Perú S.A.	Citibank Perú	838,529	Corficolombiana	1.80%	UBS AG (Stanford)	1.50%	29/08/06	28/08/08	Compliance with debt service of IFC and FMO loan

b) Guarantee established in November 2007 to secure compliance by the Parent Company of obligations assumed under contract E-491, whose purpose is to provide ETESAL with remote consulting services for preparation of the Expansion Plan of El Salvador's transmission system.

Guaranteed Contract	Beneficiary of the guarantee	Amount (USD)	Colombian entity commission	Correspondent Bank	Initial date	Maturity	Object
E-491	ETESAL S.A.	1,250	Bancolombia	Banco Agrícola de El Salvador	29/11/07	19/04/08	Performance guarantee

c) Performance guarantee by the Parent Company for ETESA GG-123-2007-ISA4500033541 agreement whose purpose is the preparation of pre-design and engineering for the Colombia-Panama Electric Interconnection in HVDC, and technology transfer for ISA and ETESA.

Guaranteed Contract	Beneficiary of the guarantee	Amount (USD)	Colombian entity commission	Correspondent Bank	Initial date	Maturity	Object
ETESA GG-123-2007-ISA4500033541	Cesiterna	423,816	Banco de Bogotá	Intesa BCI Comit (Italia)	20/12/07	13/01/09	Performance guarantee

In 2004, the Parent Company became guarantor of the payment obligations of Flycom Comunicaciones S.A. E.S.P. under an infrastructure capital leasing operation with Leasing de Crédito. The amount guaranteed was $2,031 that corresponds to 75.04% of the whole operation. The guarantee was transferred to Internexa S.A. E.S.P. in December as a result of the merger of the two companies. This guarantee will be in force until September 17, 2013.

The guarantees that required authorizations were previously approved by the Parent Company's Board of Directors and by the entities that regulate Public Debt.

Guarantees established by the Parent Company include:

a) Pledge on 100% of the value of current and future shares of subsidiaries Red de Energía de Perú, ISA Perú and ISA Bolivia S.A. in favor of the lenders for the term of the loan. Operation was approved by the Company's Board of Directors, and it needed the favorable opinion of the National Planning Department -DNP-, plus authorization resolution from the Ministry of Finance and Public Credit.

b) Guarantee signed on June 29 of 2007 between ISA as guarantor and Banco Centroamericano de Integración Económica –BCIE– as beneficiary; according to which, ISA guarantees the obligations of Empresa Propietaria de la Red S.A. –EPR– under loan agreement signed with BCIE, for USD40 million, related to financing of the SIEPAC project. The guarantee must be valid until total principal is paid off (June 29 of 2027).

c) The Board of Directors in meeting of December 14 of 2007 authorized ISA, through its legal representative, so that in its condition as direct controller of Interligação Elétrica de Minas Gerais S.A. -IEMG-, and in the percentage equivalent to its participation in that affiliate, offers and establishes a guarantee in favor of the bank that extends the bridge loan to IEMG up to BRL88 million; under such guarantee, ISA shall assume responsibility for default on IEMG's part.

19.3 DELEGATED ADMINISTRATION OF THE COMMERCIAL SETTLEMENT SYSTEM (ADMINISTRACIÓN DEL SISTEMA DE INTERCAMBIOS COMERCIALES - ASIC)

According to Resolution No. 024 of 1995 of the Energy and Gas Regulatory Commission -CREG -, ISA is in charge of the functions of Administrator of the Commercial Settlement System -ASIC-. Therefore, the Company has the responsibility of registration of long-term energy contracts; liquidation, invoicing, collection and payment of energy transactions made on the Energy Pool by generators and traders; maintenance of required information systems and software; management of financial guarantees; and application of the supply limitation procedures.

As remuneration for these activities, the Parent Company invoices to the generators and traders in the wholesale energy market a value regulated by the CREG. Resolution 116 of December 18, 2003 sets-forth the regulated income for services rendered by CND, ASIC and LAC for 2004. The Parent Company is not responsible for the credit risk of the Energy Pool transactions.

As of October 1, 2005, such functions are carried out through subsidiary XM, Compañia de Expertos en Mercados S.A. E.S.P.

19.4 COMMITMENTS

Interconexión Eléctrica ISA Perú S.A.:

a) On September 2, 2002, ISA Perú S.A. subscribed a shares pledge agreement with Interconexión Eléctrica S.A. E.S.P. –ISA–, TRANSELCA S.A. E.S.P., International Finance Corporation–IFC–, Nederlandse Financierings-Maatshappij Loor Ontwikkelingslanden N.V., –FMO– and Citibank N.A., Lima Branch (collateral agent). The agreement guarantees total and timely payment of and compliance with each and all liabilities to IFC and FMO, under the following terms:

- Shareholders establish a first lien in favor of the collateral agent on all the shares owned by them, as well as on all the shares acquired or owned by them after the subscription of the agreement.
- Pledged shares include each and every share of capital stock, either voting or non-voting, and include all rights, title and interest that shareholders may hold.
- The lien includes political and economic rights enjoyed by shareholders as holders of the pledged shares.

b) On August 26, 2002, the Company subscribed with ISA, TRANSELCA S.A. E.S.P., IFC, FMO and Citibank del Perú S.A. an agreement that provides for a lien on cash and grants an irrevocable power of attorney. Under the agreement, Citibank del Perú S.A. acts as collateral agent for the loan agreements with IFC and FMO. The lien on cash only guarantees payment of liabilities that constitute guaranteed debt of IFC and FMO and binds the Company to:

- Transfer any amounts of money received by the Company, including tariffs or any other amount related to the concession contract, to one of the bank accounts with Citibank del Perú S.A.
- Citibank del Perú S.A. is the only person or entity authorized to administer the bank accounts and any sums deposited therein.
- The subsidiary shall not carry out any legal act or operation with the amounts deposited in the bank accounts, either in part or in whole, except upon written express authorization of the guaranteed creditors (IFC and FMO) and/or the collateral agent (upon instructions of the guaranteed creditors)

c) On June 24, 2002, the subsidiary subscribed a share retention agreement with ISA, TRANSELCA S.A. E.S.P., IFC, FMO and Citibank del Perú S.A., which sets the following limitations on transfers of the Company's shares:

- During the thirty-six (36) months following the date of financial or technical closing, neither Interconexión Eléctrica S.A. E.S.P. –ISA–nor TRANSELCA S.A. E.S.P. are allowed to transfer the shares they currently own, or their preemptive rights to any person, except as otherwise specifically established in the agreement.

- During the ten (10) years following the closing date, as such term is defined in the concession contract, Interconexión Eléctrica S.A. E.S.P. cannot transfer any share, if, as a result of the transfer, its ownership is less than 25% of the corporation's shares, except as otherwise provided in Clause 2.1 (b) of the agreement.

- Following the end of the 36-month period referred to above, neither Interconexión Eléctrica S.A. E.S.P. nor TRANSELCA S.A. E.S.P. are allowed to transfer their shares if as a result of the transfer the aggregate ownership of both companies is less than 51% of the total number of shares of the Company, or they cease to exercise control over the Company, except as otherwise provided in the agreement.

d) On July 3, 2003, the subsidiary requested authorization from IFC and FMO to subscribe a loan agreement with Banco de Crédito del Perú –BCP–. On July 4, 2003, ISA Perú S.A. subscribed an adhesion agreement with BCP, IFC, FMO and Citibank del Perú S.A. (collateral agent) that recognizes BCP as guaranteed creditor. On July 9, 2003, it subscribed a USD4,000,000 loan agreement with Banco de Crédito del Perú as financing replacement to pay liabilities to TRANSELCA S.A. E.S.P. Likewise, under the same agreement, the Company granted guarantees in favor of BCP for liabilities assumed by it.

In October and December 2007, ISA Perú repaid the debt contracted with FMO and BCP, therefore guarantees granted to these entities have been cancelled.

Red de Energía del Perú S.A. –REP–:

On February 10, 2003, REP subscribed a trust agreement for collection and administration of funds with Gas Natural de Lima y Callao S.R.L and Transportadora de Gas del Perú S.A (trustors), La Fiduciaria S.A (trustee), and Bank Boston, Sucursal del Perú (beneficiary) for collection of the Main Grid guarantee, as provided in the concession contract.

TRANSELCA S.A. E.S.P.:

Agreement for transfer of shares in Consorcio Transmantaro S.A.

On December 7, 2006, TRANSELCA S.A. E.S.P. and its Parent Company, Interconexión Eléctrica S.A. E.S.P. –ISA–, subscribed an agreement for transfer of shares in Consorcio Transmantaro S.A. from ISA to TRANSELCA, under which ISA commits to transfer, by sale, 50% of the shares it owns in the corporation, equivalent to 30% of total capital, and subject to some conditions related to the registration of the shares purchase and other proceedings with the tax authorities. This agreement was terminated in 2007.

INTERNEXA S.A. E.S.P.:

Agreement on the use rights for the submarine cable "Arcos 1"

The subsidiary Internexa S.A. E.S.P. participates with 1.041666% in this cable through an ownership agreement. This submarine cable, denominated Arcos, is designed with a ring-shaped topography that through 8,600 km of fiber optic connects the United States, Bahamas, Turku & Caicos, Dominican Republic, Puerto Rico, Curaçao, Venezuela, Colombia, Panama, Costa Rica Honduras, Nicaragua, Guatemala, Belize and Mexico. The initial investment was USD400 million.

Agreement for the use of infrastructure. Joint project between Internexa S.A. E. S. P., Empresa de Telecomunicaciones de Bogotá S.A. E.S.P. -ETB- and Orbitel S.A. E.S.P.

On January 7, 2003, the subsidiary Internexa signed an agreement for the use of infrastructure with Empresa de Telecomunicaciones de Bogotá S.A. E.S.P. and Orbitel S.A. E.S.P. The subject of the agreement is the construction, equipping and commissioning of an optic-fiber ring on the Atlantic Coast for the joint use, operation and maintenance by the three companies, which will determine the bases for its free commercial use. With the capital contributed for additional use capacity, it was decided to create a rotary fund, RCA, to be used for maintenance in the case of the occurrence of force majeure events and acts of God.

Agreement on provision of carrier services between Internexa S.A. E.S.P. and Empresa de Telecomunicaciones de Bogotá S.A. E.S.P. -ETB-.

In November 2004, the subsidiary Internexa subscribed an agreement to provide fiber optic connection service under the national carrier scheme with rights of use for fifteen years.

The services will be provided by the subsidiary by furnishing an optical band or channel with a maximum capacity of 2.5 Gbps to ETB, or in STM1 capacities configured in a physical optic-fiber ring that connects Bogotá, Medellín and Cali.

Acuerdo INTERNEXA S.A. en Perú

Internexa S.A. is a new affiliate of the Company that supplies telecommunications services in Peru. It was established by public deed on October 13, 2006 and registered with the National Superintendency of Public Records on the 3rd of November of the same year. For the establishment of the corporation, the Company made a capital contribution of USD5,364 equivalent to 99.99% participation.

Contract for the leasing of the Cartagena-Riohacha stations for the Arcos project.

On June 16, 2004, Internexa S.A. E.S.P. subscribed a leasing contract with New Network de Colombia Ltda., under which, the subsidiary committs to offer space in the Cartagena and Riohacha facilities in advance lease for 25 years.

Irrevocable rights for Comcel S.A. and Telmex Colombia S.A. to use the fiber optics.

On December 5, 2006, Internexa S.A. E.S.P. received from Comcel S.A. and Telmex Colombia S.A. a purchase order for the irrevocable rights of use over three optic-fiber pairs for a total length of 4,394.73 kilometers and for the provision of operating and maintenance services for a period of 20 years.

Infrastructure leasing obligations.

On August 21, 2002, Internexa S.A. E.S.P. entered into a leasing contract to finance the purchase of telecommunications assets. The transaction was carried out in the form of syndicated leasing with Suleasing, Leasing Crédito and Leasing de Occidente, for the amount of $11,653 million and with participation for the companies of 47.34%, 45.14% and 7.52%, respectively. The term is twelve (12) years with a two-year grace period. The agreed rate was DTF TA plus 6.5%. The amounts paid directly affect the Income Statement as rental expenses since they are classified as operational leasing.

On December 4 of 2007 an agreement for a term of 20 years and one month was signed, under which Interconexión Eléctrica S.A. E.S.P. grants Internexa S.A. E.S.P. availability of capacity of the fiber optic network it owns, installed on its infrastructure and that of third parties, as long as these latter expressly authorize so, between the Substations of Copey-Valledupar, Valledupar-Cuestecita, and between Cuestecita-Venezuelan Border, and Subestación Valledupar - Edificio Caja Agraria in Valledupar. Annual invoicing base is as follows (susceptible of minor fluctuations, as determined by inflation in Colombia):

Year	Valor
2008	283,178
2009	294,505
2010	306,383
2011	317,923
Onward	6,841,512
Total	**8,043,501**

Lastly, also in 2007, an agreement was signed under which Interconexión Eléctrica S.A. E.S.P. grants Internexa S.A. E.S.P. availability of the fiber optic network it owns, installed on its infrastructure and that of third parties, as long as these latter expressly authorize so, in different links located between the Pailón Substation and Buenaventura, between Las Vegas and Buenaventura, between Bogotá and Villavicencio, between Tolú and Montería, between Tolú and Sincelejo, between the Cuestecita Substation and Riohacha, between the Palos Substation and the Bucaramanga Substation, and the connections from the electric substations to the PDPs of Internexa in Riohacha, Tolú, Sincelejo, Tunja, Montería and Villavicencio; additionally, between Santa Marta and Riohacha, between Villavicencio and Tunja, between Sincelejo and Montería and the connections from the electric substations to Internexa's PDPs in Riohacha, Sincelejo, Montería, Tunja, Villavicencio and Santa Marta. This agreement arises from Internexa's infrastructure needs to deliver on its commitments with its customer Telmex-Comcel. Its annual invoicing base is as follows (susceptible of minor fluctuation, as determined by Colombian inflation):

Year	Valor
2008	1,708,521
2009	1,776,862
2010	1,848,529
2011	1,918,157
Onward	42,582,852
Total	**49,834,921**

19.5 AGREEMENT FOR LEGAL STABILITY

Interconexión Eléctrica ISA Perú S.A.

On March 29, 2001, the subsidiary subscribed a legal stability agreement with the Peruvian Government under Decrees 662 and 757 and Law 27342. The agreement comes into force concurrently with the concession agreement, and continues throughout the term of the concession agreement.

Under the agreement, the subsidiary is committed to, and during 2003 complied with, certain requirements.

During the term of this agreement, the Peruvian Government is committed to guarantee the legal stability for the subsidiary under the following terms:

- Stability in the tax regime related to income tax, thus maintaining the regulations that were in force at the time of subscription of the agreement.
- Stability in the contracting regime of the Company's employees.

Starting on the date of subscription of the agreement, subsequent aliquots will be considered on which, additional 2% income tax will be applied:

- In 2001, income tax rate was 30%. It could be reduced to 20% and would be computed over the reinvested net income. Non-reinvested income will be subject to 30% tax rate.
- Starting in 2002 and along the term of the agreement, 20% income tax rate will be applied.

Red de Energía del Perú S.A. –REP–

On July 26, 2002, the subsidiary subscribed a legal stability agreement with the Peruvian Government in the frame of Decrees 662 and 757 and Law 27342. The agreement comes into force concurrently with the concession agreement, and continues throughout the life of the latter.

Under the agreement, the subsidiary is committed:

- To issue capital stock in favor of investors for the amount of USD 20,000,000 against receipt of contributions to be made not later than September 2, 2002.
- To make sure that investors' contributions will be funneled through the national financial system and to use such contributions to expand productive capacity.

During the term of this agreement, the Peruvian Government is committed to guarantee the legal stability for the subsidiary in the following terms:

- Stability in the tax regime related to income tax, thus maintaining the regulations that were in force at the time of subscription of the agreement.

- Stability in the contracting regime of the Company's employees, under rules in force at the time of subscription of the agreement.

Interconexión Eléctrica ISA Bolivia S. A.

As support for the commitments acquired by ISA Bolivia S.A. with BID and CAF, shareholders posted the following guarantees:

- Lien on shares of ISA Bolivia S.A. by shareholders TRANSELCA S.A. E.S.P. and Internexa S.A. E.S.P., and granting of power of attorney by Interconexión Eléctrica S.A. E.S.P. –ISA– as guarantee for repayment of loans.

- Share retention and subordination agreement under which Interconexión Eléctrica S.A. E.S.P. –ISA– and TRANSELCA S.A. E.S.P. are bound to maintain their stock ownership in ISA Bolivia S.A., and to maintain any loans extended to the latter, subject to compliance with BID and CAF loan agreements, in accordance with the agreement of common terms.

- Custody agreement subscribed among BID, CAF, Banco de Crédito de Bolivia S.A., Interconexión Eléctrica S.A. E.S.P. –ISA– and ISA Bolivia S.A., under which, ISA delivers under custody to Banco de Crédito de Bolivia S.A. the totality of its shares in ISA Bolivia S.A.

- Support and Guaranty Agreement under which, Interconexión Eléctrica S.A. E.S.P. –ISA– and TRANSELCA S.A. E.S.P. are bound to, among other things, guarantee the loan extended by BID and CAF until the date of completion of the project. Likewise, ISA and TRANSELCA are bound to pay the debt's outstanding balance, in the event of intervention of termination of the license agreement entered into with the Superintendency of Electricity.

NOTE 20: OPERATING REVENUES

These are revenues from services delivered by affiliates of ISA Economic Group: Transmission of Electric Power (use of the STN), connection to the National Transmission System and energy transport ancillary services (management, operation, and maintenance, specialized technical services, special studies, infrastructure availability, and project management).

Concession Contract of Red de Energía del Peru S.A. –REP–

On September 5 of 2002, this subsidiary subscribed with the Peruvian State, through the Ministry of Energy and Mines, the concession contract of the State Electric Transmission Systems. This contract stipulates that the electric transmission system, the matter of concession, is to be remunerated annually through Guaranteed Annual Remuneration –RAG–, set initially at USD58.6 million. Guaranteed Annual Remuneration will be valid during the term of the concession, to be adjusted yearly according to variation in the Finished Good Less Food and Energy index. The Peruvian State, through the Ministry of Mines and Energy, guarantees that the supervisory organism of the concession (Osinerg), and/or whoever succeeds it in such function, will establish necessary tariff mechanisms and the corresponding values to ensure that the subsidiary's RAG will be paid in its entirety each year.

Peru's electric sector is ruled by the Law of Electric Concessions, the Decree Law No. 25844 issued on November 19 of 1992, the Supreme Decree No. 009-93-EM of February 19 of 1993, and corresponding amendments. According to this Law, operation of generation plants and transmission systems will be subject to the decisions of the Economic Operation Committee of the National Interconnected System –COES-SINAC–, for coordination of its operation at minimal cost, guaranteeing a secure supply of electric power, as well as optimum avail of energy resources. COES-SINAC regulates transfer pricing of power and energy among generators, as well as compensations to the owners of the transmission systems.

Concession Contract of Interconexión Eléctrica ISA Perú S.A.

On February 16, 2001, Interconexión Eléctrica S.A. E.S.P. –ISA– was awarded the International Public Bidding in the Integral Project modality for concession to the private sector of the Oroya-Carhuamayo-Paragsha-Derivación Antamina and Aguaytía-Pucallpa power lines (the project). On April 26, 2001, the subsidiary and the Peruvian State, through the Ministry of Energy and Mines, subscribed the concession contract for design, procurement of goods and services, construction and exploitation of electric transmission lines as well as delivery of electricity service for a period of 32 years, including a two-year period for related construction. During the term of the contract, the subsidiary will be the owner of the assets of the concession that it has procured, and may use the concession's assets for delivery of electricity transmission services.

License Contract of Interconexión Eléctrica ISA Bolivia S.A.

On July 31, 2003, the subsidiary signed with the Superintendency of Electricity the license contract to exploit the electric industry in the activity of transmission for the Santiváñez-Sucre, Sucre-Punutuma and Carrasco-Urubó lines at 230 kV, for a term of 30 years starting on the commencement of commercial operation of the lines. This document was filed with the State Notary on August 29, 2003.

On September 17, 2005, ISA Bolivia S.A. was authorized as agent for the wholesale electricity market through Resolution No. 186/2005-5 of CNDC.

Concession Contract of Companhia de Transmissão de Energía Elétrica Paulista –CTEEP–

Concession contract with the Government of Brazil through ANEEL subscribed on June 20, 2001 and extended for 20 years as of July 8, 1995, for exploitation of the public utility of electric power transmission, including the basic grid and transmission facilities. In accordance with articles 63 and 64 of Brazilian Decree No. 41019 of February 26 of 1957, facilities and assets used in transmission are allocated to such services, and they cannot be retired, sold, assigned or given as mortgage collateral without prior express authorization of the regulator. ANEEL Resolution No. 20/99 sets rules for de-allocation of assets of the electric energy public utility concessions and grants prior authorization to de-allocate unproductive assets.

According to the concession contract, every four years after its subscription, ANEEL will revise the Permitted Annual Income -RAP- related to energy transmission for authorized project's facilities that started commercial operation after December 31, 1999, as a measure to promote efficiency and tariff changes in accordance with specific ruling to be issued by ANEEL. For tariff cycles July 2005 - June 2006, and July 2006 - June 2007, through Homologating Resolutions 149/05 and 355/06, respectively, ANEEL authorized readjustments to RAP based on the variations of IGP-M for such periods until the periodic revision process is concluded. The effects of the revision, foreseen for July 2007, must be retroactively applied starting July 1, 2005.

NOTE 21: OPERATING COSTS

Operating costs for the years-ended December 31:

		2007	2006
Personnel expenses		277,043	173,895
Materials and maintenance		56,930	46,506
Taxes and contributions		86,978	132,406
Fees		5,789	7,346
Insurance		11,974	10,941
Rentals		9,029	6,658
Utilities		67,924	68,551
Advertising and publications		817	832
Communications		11,518	15,006
Miscellaneous		25,801	16,067
Total operating costs before depreciation, amortization and transfers		**553,803**	**478,208**
Depreciation		157,399	119,724
Amortization	(1)	239,678	90,429
Total depreciation, amortization and transfers		**397,077**	**210,153**
Total operating costs		**950,880**	**688,361**

(1) The variation corresponds essentially to inclusion for the whole year of Companhia de Transmissão de Energía Elétrica Paulista –CTEEP–, whereas for 2006, such was included only as of purchase date by late June.

NOTE 22: ADMINISTRATION EXPENSES

Administration expenses at December 31 consisted of:

		2007	2006
Personnel expenses		211,798	201,916
Materials and maintenance		3,012	23,397
Taxes and contributions		51,768	34,480
Fees		25,547	24,210
Insurance		12,080	16,321
Rentals		2,603	2,899
Utilities		17,766	29,543
Advertising and publications		4,449	4,921
Miscellaneous		50,783	127,326
Total administration expenses before depreciation, amortization and provisions		**379,806**	**465,013**
Depreciation		10,861	15,026
Amortization	(1)	131,311	67,514
Provisions	(2)	62,514	441,844
Total depreciation, amortization and provisions		**204,686**	**524,384**
Total administration expenses		**584,492**	**989,397**

(1) The variation corresponds essentially to inclusion for the whole year of Companhia de Transmissão de Energía Elétrica Paulista –CTEEP–, whereas for 2006, such was included only as of purchase date by late June.

(2) The variation corresponds to payment made in 2007 for the early retirement program –PDV– in Companhia de Transmissão de Energía Elétrica Paulista –CTEEP– provisioned in 2006 for $415,350 (see Note 16).

Below is a summary of administration costs and expenses:

	2007	2006
Personnel expenses	488,841	375,811
Materials and maintenance	59,942	69,903
Taxes and contributions	138,746	166,886
Fees	31,336	31,556
Insurance	24,054	27,262
Rentals	11,632	9,557
Utilities	85,690	98,094
Advertising and publications	5,266	5,753
Communications	11,518	15,006
Miscellaneous	76,584	143,393
Total costs and expenses before depreciation, amortization and provisions	**933,609**	**943,221**
Depreciation	168,260	134,750
Amortization	370,989	157,943
Provisions	62,514	441,844
Total depreciation, amortization and provisions	**601,763**	**734,537**
Total costs and expenses	**1,535,372**	**1,677,758**

No internal or external advisors with the main function of processing affairs with public or private entities, or advice on or prepare studies for such effect were hired in 2007.

NOTE 23: NON-OPERATING REVENUES AND EXPENSES

Non-operating revenues at December 31 included:

		2007	2006
Financial revenues			
Interest			
On overdue accounts receivable and other loans		28,411	60,262
Investment valuations		38,541	75,777
Commercial, conditioned and agreed discounts		1,329	1,847
Total interest		**68,281**	**137,886**
Exchange difference			
Cash		13,704	15,599
Accounts receivable		10,095	6,918
Investments abroad		893	34,008
Other assets		2,191	852
Accounts payable		2,631	16,718
Financial liabilities	(1)	468,372	187,471
Total exchange difference		**497,886**	**261,566**
Total financial revenues		**566,167**	**399,452**
Extraordinary revenues			
Indemnities		2,614	554
Rentals		714	658
Recoveries	(2)	95,373	15,675
Revenues from prior years		4,801	2,051
Other	(3)	411,994	26,453
Total extraordinary revenues		**515,496**	**45,391**
Total non-operating revenues		**1,081,663**	**444,843**

(1) Includes exchange variation on bonds of ISA Capital Do Brasil for $357,410 and financial obligations of ISA for $110,963.

(2) Corresponds to provisions recovery of Companhia de Transmissão de Energía Elétrica Paulista –CTEEP– for $93,325, updated according to evaluation of legal counsels.

(3) Includes revenues of Companhia de Transmissão de Energía Elétrica Paulista –CTEEP– for: $178,264 related to CETEMEQ agreement, $111,686 for recovery of labor liabilities adjusted by actuarial studies, $22,324 from sale of assets of CTEEP and goodwill liability amortization for $19,760, and revenue adjustments for power services delivered in previous fiscal years for tariff revision for $23,908.

Non-operating expenses for years-ended December 31 included:

		2007	2006
Financial			
Interest and commissions			
On financial liabilities		180,734	114,059
Interests and commissions on bonds		243,647	119,033
Commissions		43,500	21,987
Administration of security issues		6,061	862
Loss from valuation and sale of investments	(1)	362,318	336
Miscellaneous		757	946
Total interest and commissions		**837,017**	**257,223**
Exchange difference			
Assets		6,126	106,242
Investments		1,674	108,064
Accounts payable		16,239	42,724
Financial liabilities		145,084	31,401
Hedging operations		-	6,812
Total exchange difference		**169,123**	**295,243**
Total financial expenses		**1,006,140**	**552,466**
Other expenses			
Losses on casualties		11,351	20,346
Loss from retirement of assets		17,981	21,965
Other		23,158	12,383
Total extraordinary expenses		**52,490**	**54,694**
Prior years adjustments	(2)	44,377	5,297
Total other expenses		**96,867**	**59,991**
Total non-operating expenses		**1,103,007**	**612,457**

(1) Corresponds to valuation of bond hedging in ISA Capital Do Brasil, whose effect is offset by the income from exchange difference generated by the debt.

(2) Includes $41,372 from property and territorial urban taxes on CETEMEQ assets of CTEEP.

NOTE 24: FINANCIAL INDICATORS

Some financial indicators at December 31:

		2007	2006
Return on assets:			
Operating income / net average of fixed assets in service and concession intangibles (%)	(1)	15.44%	5.91%
Return on equity:			
Income /average equity (accounting income) (%)	(2)	6.35%	4.93%
EBITDA/ operating interest (times)		4.61	4.78
EBITDA/ long-term debt (times)		0.47	0.45
Liquidity:			
Current assets/ current liabilities	(3)	102.37%	70.12%
Indebtedness:			
Liabilities / Assets		50.95%	47.69%

1) Better financial indicators are explained mainly by the effect on 2006 of early retirement program "Programa de Desvinculación Voluntario" -PDV- in CTEEP that affected operating income and short-term liabilities.

2) Better return on equity corresponds to net revenues from agreement with Eletropaulo in respect to CETEMEQ agreement in Compañía de Transmissão de Energía Elétrica Paulista -CTEEP-.

3) Liquidity variation is due fundamentally to reduction in short-term debt upon substitution of short-term financial liabilities paid with the issue of long-term bonds in ISA Capital Do Brasil.

NOTE 25: CORPORATE CHANGES

ISA CAPITAL DO BRASIL S.A.

On July 23 of 2007 the corporation disclosed the decision through which restructuring of the company is proposed considering that:

- ISA Capital Do Brasil is the controlling shareholder in Companhia de Transmissão de Energía Elétrica Paulista -CTEEP- and the creditor of goodwill paid in the acquisition process; it is also the controlling shareholder of ISA Participações do Brasil.

- The restructuring process comprises assignment by ISA Capital Do Brasil of shares held in the capital stock of CTEEP to the capital stock of ISA Participações. Once ISA Participações is incorporated by CTEEP, and as a consequence of the operation, the goodwill shall be transferred to CTEEP.

- No transference of control over CTEEP shall take place as a consequence of the proposed corporate restructuring.

- The managements of these companies understand that the current corporate restructuring shall allow improvement in conditions of capitalization and cash flow at CTEEP, because of the fiscal economy generated by amortization of goodwill.

- The operation shall be implemented in such way that it does not generate transfer of debts or liabilities as a negative impact on future flow of dividends to CTEEP shareholders. The part of fiscal benefit shall be the subject of capitalization availing of ISA Capital Do Brasil in the terms of article 7 of instruction CVM No. 319 of December 3 of 1999.

INTERNEXA - FLYCOM

The Shareholders' Meetings of Internexa S.A. E.S.P. and Flycom Comunicaciones S.A. E.S.P. of October 11 of 2007 approved the commitment for merger of the two companies. Internexa S.A. E.S.P. shall be the absorbing company, to continue existing legally after the merger, and Flycom Comunicaciones S.A. E.S.P. will dissolve without being liquidated, thereby merging its equity into that of Internexa S.A. E.S.P. through integration of their assets and liabilities. The merger was framed into the General Authorization Regime included in the external circular letter 001 of March 23 of 2007 of the Superintendency of Corporations, given that the corporations involved in them are subject to supervision and control of that entity, in compliance with article 1 of Decree 4350 of 2006.

This process was formalized through public deed No. 1636 of November 29 of the Single Notary Public of Sabaneta.

Under the merger, the absorbing company issued, under the terms established further ahead, common shares with a par value of $1,000 (one thousand pesos) each, without preemptive rights in favor of the shareholders of Flycom Comunicaciones S.A. E.S.P., in such a way that the shares-exchange relation approved according the technical appraisal of the companies shall take place.

The absorbing corporation increased its authorized capital from $27,000 to $36,000, so as to allow issuance of above mentioned common shares.

As a consequence of the above, the subscribed and paid-in capital of the absorbing entity upon merger was modified, going from $25,648 to $34,553. Therefore, shares issued and placed because of the merger correspond to the shareholders of the merged corporation, as detailed below:

Shareholders	Number of shares
Interconexión Eléctrica S.A. E.S.P. –ISA–	8,654,977
Firstmark Communications Latin America L.L.C.	250,631
TRANSELCA S.A. E.S.P.	-
Fondo de Empleados FEISA	-
Interservicios Precooperativa de Trabajo Asociado	-
Asociación de Pensionados de ISA e ISAGEN	-

SHARES-EXCHANGE RELATION

Based on valuation made through discounted cash flow for the investor, the shareholders agreed that the exchange ratio would be one share of Internexa S.A. E.S.P. for 42,838 shares of Flycom Comunicaciones S.A. E.S.P.

INCORPORATION IN THE BALANCE SHEET

The amounts incorporated in Internexa S.A. E.S.P.'s balance sheet at November 30 of 2007 are as follows:

Assets	
Cash	1,417
Accounts receivable	7,944
Property, plant and equipment	14,636
Accumulated depreciation	(5,870)
Provision	(98)
Reappraisal and provision	620
Prepaid expenses	103
Other assets	23,112
Total assets	**41,864**
Liabilities	
Financial liabilities	11,433
Accounts payable	3,376
Labor liabilities	151
Estimated liabilities	2,808
Advance payments	1,105
Deferred CM	2,700
Total liabilities	**21,573**
Equity	
Equity incorporated	10,772
Merger share issue	8,905
Revaluation surplus	622
Loss of value deficit	(8)
Total equity	**20,291**
Total liabilities and equity	**41,864**

PRO-FORMA INCOME STATEMENT

Following the procedures established by the CGN regarding operations arising from merger processes, Internexa S.A. E.S.P. included in the incorporated institutional equity, the revenues, costs and expenses of Flycom Comunicaciones S.A. E.S.P. as of November 30 of 2007; for such reason, the Company's income statement does not reflect these operations. Below is the pro-forma income statement with incorporation of revenues, costs, and expenses of Flycom Comunicaciones S.A. E.S.P. at November 30 of 2007, as well as, and for comparative purposes, the income statements for the two companies for the year 2006:

INTERNEXA S.A. E.S.P.
Pro-forma Income Statement
(millions of Colombian pesos)

	FLYCOM		INTERNEXA	
	2006	2007 November 30	2006	2007 November 30
Operating revenues				
Carrier services	-	-	49,354	33,658
IP services	4,711	6,397	29,119	28,994
Network access and use	13,967	20,594	-	2,183
Rental	888	1,124	-	173
Technical assistance	-	-	1,864	3,572
Connection services	-	106	-	-
Estimated services	165	1,110	750	(625)
Unavailability discounts	(427)	(486)	(863)	(532)
	19,304	**28,845**	**80,224**	**67,423**
Operating costs and administration expenses				
Operating costs and Administration expenses	29,645	40,704	64,264	63,456
Operating income	**(10,341)**	**(11,859)**	**15,960**	**3,967**
Non-operating revenues (expenses)				
Non-operating revenues	872	784	3,217	6,600
Non-operating expenses	(4,056)	(1,399)	(2,777)	(8,307)
Non-operating income	**(3,184)**	**(615)**	**440**	**(1,707)**
Pre-tax income (loss)	(13,525)	(12,474)	16,400	2,260
Income tax provision	(263)	(412)	(2,829)	(1,470)
Net income	**(13,788)**	**(12,886)**	**13,571**	**790**

NOTE 26: SUBSEQUENT EVENTS

In special meeting of January 15 of 2008, the Administration Council of Companhia de Transmissão de Energía Elétrica Paulista –CTEEP– approved distribution of dividends to the shareholders for BRL170.000 ($191,776). Payment took place on January 18 of 2008.

Law No. 11638/07 amending certain provisions of the law of corporations (Law No. 6404 of December 15 of 1976) was enacted on December 28 of 2007. In general terms, the new law requires harmonization of Brazil's accounting practices and international standards derived from the regulations of the International Accounting Standard Board –IASB–. Analysis of the impact of this regulation on financial instruments is underway in CTEEP and ISA Capital Do Brasil

In December of 2007, the Parent Company purchased 999 of the 1,000 shares that make up the capital stock of Sociedad Proyectos de Infraestructura de Perú S.A. domiciled in Lima (Perú). Each share purchased has a par value of one sol (S/1.00). The new affiliate has as its purpose the conduction of all kinds of activities related to the construction of transmission lines and electricity projects and in general any activity in the construction sector. In February of 2008 the Parent Company subscribed 298,901 new shares, with a par value of one sol (S/1.00), for a total 299,900 shares.

On February 7 of 2008, Resolution No. 003 of the Energy and Gas Regulatory Commission –CREG– was published in the Colombian Official Gazette, adopting new necessary adjustments to the regulation in force to incorporate one peso ($1) per kilowatt-hour transported into the value corresponding to regulated charges recognized for use of the national transmission system. This contribution shall be the finance source for Programa de Normalización de Redes –PRONE–, Network Normalization Program, created by Law 812 of 2003, and it does not significantly affect the Parent Company's results, given its inclusion in the electricity service tariff.

CREG Resolutions 098 and 110 of 2007: Resolutions drafts with a proposed revision of the remuneration scheme for the electric energy transmission activity.

Regulated revenues methodology for remuneration of assets not subject to bid processes, stipulated by CREG Resolution 022 of 2001, stands, whereas revision of the following parameters is proposed: Constructive Units and Unit Costs; Remuneration Rate; Useful Life; AOM and Lands Percentage. Quality scheme modifications are also proposed.

If the studies and analyses the Company is currently conducting, together with its objective discussions on the drafts, are incorporated into GREG final Resolution, the value of the Company's revenues for use will be virtually kept intact in this revision process.

PRICEWATERHOUSECOOPERS

STATUTORY AUDITORS' REPORT
February 18, 2008

To the Shareholders of
Interconexión Eléctrica S. A. E.S.P.

I have audited the consolidated balance sheet of Interconexión Eléctrica S.A. E.S.P. and its subsidiaries at December 31, 2007 and 2006 and the corresponding consolidated statements of income, of changes in the shareholders' equity and of cash flows for the years then ended. These financial statements, which are attached, are the responsibility of the Company's management, since they reflect their performance; my functions include auditing them and expressing an opinion thereon. I did not audit the financial statements of the subsidiaries included in these consolidated statements, which statements reflect, before eliminations, total assets of $5,458,568 and $3,892,551 million at December 31, 2007 and 2006, respectively, and total net income (loss) of $51,212 and ($29,038) million for the years then ended. Those financial statements were audited by other public accountants associated to PricewaterhouseCoopers, except the financial statements of the subsidiaries Interconexión Eléctrica ISA Bolivia S.A. and ISA Capital Do Brasil S.A. for 2006, whose reports thereon have been furnished to me, and my opinion expressed herein, insofar as it relates to the amounts included for the subsidiaries of Interconexión Eléctrica S.A. E.S.P. is based solely on the report of the other public accountants.

I obtained the information necessary to comply with my statutory audit duties and carried out my work in accordance with auditing standards generally accepted in Colombia. Those standards require that I plan and perform the audit to satisfy myself that the financial statements present fairly the financial position and the results of the operations. An audit of financial statements implies, among other matters, examining, on a test basis, the evidence supporting the amounts and disclosures in the financial statements, and assessing the accounting principles used, the accounting estimates made by management, and evaluating the overall financial statements presentation. I believe that my audits and the reports of the other public accountants provide a reasonable basis for the opinion on the financial statements that I express in the following paragraph.

In my opinion, based on my audits and on the reports of the other public accountants mentioned on the first paragraph hereof, the aforementioned consolidated financial statements audited by me, present fairly the financial position of Interconexión Eléctrica S.A. E.S.P. and its subsidiaries at December 31, 2007 and 2006, the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Colombia for companies under the surveillance of the Colombian General Accounting Office and of regulations of the Superintendency of Domiciliary Public Utilities, as indicated in Note 3 to the consolidated financial statements.

As indicated in Notes 14 and 20 to the consolidated financial statements, the auditors of the subsidiary located in Brazil included in their report one emphasis of matter paragraph related to the liability for payment of affiliate CTEEP's retirement-pension supplement plan established by Law No. 4819/58, that according to management and its legal counsels, falls on the State of Sao Paulo, reason why the affiliate has not reflected in its financial statements any liability in this respect.

As indicated in Note 11 to the financial statements, at December 31, 2007 the subsidiary Internexa S.A. E.S.P. recorded deferred charges and intangible assets for $4,839 and $22,490 million, respectively, which are expected to be recovered during the following years. Even though, the Company has financial income projections for future years, the recovery of these deferred charges and intangible assets depends on the compliance of these projections.

Carlos Enrique Gordillo B.
Statutory Auditor
Professional Card No. 33537-T

11

Annual report 2007





FINANCIAL STATEMENTS AND NOTES

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
BALANCE SHEET
AT DECEMBER 31, 2007 AND 2006

(In millions of Colombian pesos)

	NOTES	2007	2006
ASSETS			
Current assets:			
Cash	(5)	50,688	23,869
Marketable investments	(5)	150,445	36,308
Accounts receivable – Net	(7)	171,216	160,906
Inventories	(8)	3,096	2,124
Deferred charges and other assets	(10)	8,558	14,038
Total current assets		384,003	237,245
Non-current assets:			
Long-term investments	(6)	1,691,651	1,354,130
Long-term accounts receivable	(7)	34,690	44,134
Inventories	(8)	56,586	56,287
Property, plant and equipment – Net	(9)	2,487,376	2,475,152
Deferred charges and other assets	(10)	394,763	409,882
Reappraisal of assets	(11)	1,301,520	1,299,003
Total non-current assets		5,966,586	5,638,588
Total assets		6,350,589	5,875,833
Memorandum accounts:			
Debit	(20)	2,669,478	2,566,229
Credit	(20)	1,214,483	1,131,804

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements

LUIS FERNANDO ALARCÓN M.
Chief Executive Officer

JAIRO A. ALZATE P.
Chief Accounting Officer
T.P.8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 15, 2008)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
BALANCE SHEET
AT DECEMBER 31, 2007 AND 2006

(In millions of Colombian pesos)

	NOTES	2007	2006
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Financial liabilities	(13)	395,167	192,447
Hedging Operations	(14)	137	-
Accounts payable	(15)	127,472	116,312
Labor liabilities	(16)	5,354	4,931
Accrued liabilities and estimated provisions	(17)	24,766	13,077
Other liabilities	(18)	35,249	13,790
Total Current Liabilities		588,145	340,557
Long-term Liabilities:			
Outstanding bonds	(12)	817,882	815,652
Financial liabilities	(13)	554,095	872,609
Hedging Operations	(14)	-	50,212
Accounts payable	(15)	274,541	203,293
Labor liabilities	(16)	1,085	995
Accrued liabilities and estimated provisions	(17)	119,377	111,961
Other liabilities	(18)	162,144	167,487
Total Long-term Liabilities		1,929,124	2,222,209
TOTAL LIABILITIES		2,517,269	2,562,766
SHAREHOLDERS' EQUITY:			
Paid-in capital	(19)	35,866	34,016
Additional paid-in-capital		1,062,361	665,164
Retained earnings		356,444	338,246
Net income		226,021	150,469
Surplus from assets reappraisals		1,301,520	1,299,003
Surplus from equity method		218,742	173,630
Equity revaluation		632,366	652,539
Total shareholders' equity		3,833,320	3,313,067
Total liabilities and shareholders' equity		6,350,589	5,875,833
Memorandum accounts:			
Credit	(20)	1,214,483	1,131,804
Debit	(20)	2,669,478	2,566,229

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements

LUIS FERNANDO ALARCÓN M.
Chief Executive Officer

JAIRO A. ALZATE P.
Chief Accounting Officer
T.P.8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 15, 2008)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In millions of Colombian pesos except for net income per share that is expressed in Colombian pesos)

	Notes	2007	2006
OPERATING REVENUES	(21)		
Energy transmission services		663,771	624,128
Connection charges		58,109	57,664
Telecommunications		11,944	9,536
Other operating revenues		28,535	23,376
Total operating revenues		762,359	714,704
OPERATING COSTS AND EXPENSES			
Operating costs	(22)	276,912	243,673
Administration expenses	(23)	89,660	79,973
Total operating costs and expenses		366,572	323,646
Operating income		395,787	391,058
NON-OPERATING REVENUES (EXPENSES)	(24)		
Non-operating revenues		200,136	328,582
Non-operating expenses		(323,008)	(555,501)
Non-operating loss		(122,872)	(226,919)
Income before taxes		272,915	164,139
Income tax provision	(17.2)	46,894	13,670
Net income		226,021	150,469
Net income per share		221	156

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements

LUIS FERNANDO ALARCÓN M.
Chief Executive Officer

JAIRO A. ALZATE P.
Chief Accounting Officer
T.P.8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 15, 2008)

INTERCONEXIÓN ELECTRICA S.A. E.S.P.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In millions of Colombian pesos, except share data that is expressed in pesos)

		Superávit de Capital			Reservas											
	Subscribed and paid share capital	Additional paid-in capital	Received for works	Total	Legal	For tax purposes mandatory	Repurchase of shares	Reinforcement of equity	Rehabilitation and replacement of STN assets	To pay dividends	Total	Net income	Equity revaluation	Surplus from equity method	Surplus from revaluation	Total
Balance a December 31 2005	32,084	333,164	17,381	350,545	16,042	139,900	46,600	26,331	37,435	-	266,308	187,179	652,539	164,086	1,133,961	2,786,702
Transfers approved by the Shareholders' Meeting						52,904		19,034		-19,034	52,904	(52,904)				-
Share issue for Ecopetrol S.A for purchase of shares of Transelca S.A. E.S.P.	1,932	314,619		314,619												316,551
Dividend payment on 960,341,683 common shares: $120 per share payable in four quarterly installments on April, July, and October 2006 and January 2007										19,034	19,034	(134,275)				(115,241)
Collection of additional paid-in capital receivable				-												-
Increase in surplus from equity method														9,544		9,544
Increase in re-appraisals of the year										-					165,042	165,042
Net income year 2006												150,469				150,469
Balance at December 31, 2006	34,016	647,783	17,381	665,164	16,042	192,804	46,600	45,365	37,435		338,246	150,469	652,539	173 630	1,299,003	3,313,067
Transfers approved by the Shareholders' Meeting					967	16,043		(5,494)		8,487	20,003	(20,003)				-
Issue of 56,394,211 shares at $7,076 per share formalized by the Board of Directors on December 7, 2007	1,850	397,197		397,197												399,047
Dividend payment on 1,019,267,163 outstanding shares: $128 per share in four quarterly installments on April, July, and October 2007 and January 2008											-	(130,466)				(130,466)
Transfer for payment fourth dividend installment $32 per share for $56,394,211 shares issued			-							(1,805)	(1,805)					(1,805)
Variation in equity revaluation													(20,173)			(20,173)
Increase in surplus from equity method														45,112		45,112
Increase in re-appraisals of the year															2,517	2,517
Net income year 2007												226,021				226,021
Balances 2007	35,866	1,044,980	17,381	1,062,361	17,009	208,847	46,600	39,871	37,435	6,682	356,444	226,021	632,366	218,742	1,301,520	3,833,320

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements

LUIS FERNANDO ALARCÓN M.
Chief Executive Officer

JAIRO A. ALZATE P.
Chief Accounting Officer
T.P.8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 15, 2008)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In millions of Colombian pesos)

	2007	2006
Cash flow from operating activities:		
Net income	226,021	150,469
Add (less) – Adjustments to reconcile net income		
to net cash provided from operating activities:		
Depreciation of property, plant and equipment	98,088	82,615
Amortization of deferred charges and other assets	22,417	6,545
Amortization of retirement pensions and fringe benefits	17,674	10,781
Allowance for doubtful accounts	4,902	214
Provision for inventory protection	(40)	348
Provision for investment	575	13
Provision for income tax	(46,894)	13,670
(Gain) loss on sale and retirement of property, plant and equipment	3,727	(283)
Exchange difference expense	(101,105)	27,934
(Income) loss from subsidiaries - equity method	2,492	56,644
Recovery of provisions	(3,419)	(5,578)
Interest and commissions accrued	201,824	61,053
	426,262	404,425
Changes in operating assets and liabilities:		
Accounts receivable	(4,559)	(81,018)
Inventories	(1,231)	(1,582)
Deferred charges and other assets	5,602	2,003
Accounts payable	151,678	67,100
Labor liabilities	513	6,981
Accrued liabilities and estimated provisions	58,583	(50,474)
Other liabilities	16,116	(20,059)
Cash flow from other operations:		
Payment of retirement pensions	(10,258)	(10,780)
Payment of taxes	(99,977)	(17,770)
Net cash provided by operating activities	542,729	298,826
Cash flow from investment activities:		
Acquisition of long-term investments	(344,627)	(566,230)
Decrease in long-term investments -dividends received	44,446	
Decrease in long-term investments -reduction of capital	4,705	
Product on the sale of property, plant and equipment	7,874	3,008
Acquisition of property, plant and equipment	(130,094)	(462,387)
Additions to deferred charges and other assets	883	(134,174)
Net cash used in investment activities	(416,813)	(1,159,783)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
STATEMENT OF CASH FLOWS (continuation)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In millions of Colombian pesos)

	2007	2006
Cash flow from financing activities:		
Interest received in cash	3,036	(51,537)
Interest paid in cash	(204,216)	-
Dividends paid	(126,653)	(111,880)
Increase in financial liabilities	378,153	1,789,038
Bond issues	-	228,502
Payment of financial liabilities	(434,327)	(867,420)
Payment of bonds	-	(142,434)
Decrease in hedging operations	-	(41,478)
Equity variations	399,047	-
Net cash used in financing activities	15,040	802,791
Increase (decrease) in cash and cash equivalents – Net	140,956	(58,166)
Cash and cash equivalents at the beginning of the year	60,177	118,343
Cash and cash equivalents at the end of the year	201,133	60,177

The accompanying Notes 1 to 27 form an integral part of these consolidated financial statements

LUIS FERNANDO ALARCÓN M.
Chief Executive Officer

JAIRO A. ALZATE P.
Chief Accounting Officer
T.P.8671-T

CARLOS E. GORDILLO B.
Statutory Auditor
T.P. 33537-T
PricewaterhouseCoopers
(See my opinion of February 15, 2008)

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
NOTES TO THE FINANCIAL STATEMENTS
AT DECEMBER 31, 2007 AND 2006

(Amounts expressed in millions of Colombian pesos and original currencies)

I. GENERAL NOTES

NOTE 1: CORPORATE PURPOSE

Interconexión Eléctrica S.A. E.S.P. -ISA- was incorporated by public deed No. 3057 of the Notary Public Office No. 8 of Bogotá on September 14, 1967.

The Company was split off by Public Deed No. 230 of the Single Notary Public Office of Sabaneta, dated April 4, 1995.

On December 1, 1995, by public deed No. 808 of the Single Notary Public Office of Sabaneta, and according to the provisions of the Domiciliary Public Utilities Law (Law 142 of 1994) the corporation changed its legal nature and became a state public utility corporation constituted by state institutions, of national order, ascribed to the Ministry of Mines and Energy, and subject to the legal regime established by Law 142 of 1994. Based on Law 142 of 1994, the Company changed its name to Interconexión Eléctrica S.A. E.S.P.; it can also use the initials ISA S.A. E.S.P.

On November 22, 1996, by Public Deed No. 746 of the Single Notary Public Office of Sabaneta, ISA changed its legal nature from a state public utility corporation to a mixed-ownership public utility corporation of the national order, ascribed to the Ministry of Mines and Energy, and subject to the legal regime established by Law 142 of 1994. This process was completed on January 15, 1997, with the arrival of private investment.

As provided by the Constitutional Court in decision C-736 of September 19, 2007, ISA has a special legal nature and is defined as a decentralized mixed-ownership public utility company that is part of the executive branch under a special legal regime of private law.

ISA's main corporate purpose is:

1) The operation and maintenance of its own transmission network.
2) The expansion of the national interconnection network.
3) The planning and operation coordination of the resources of the National Interconnected System.
4) The administration of the financial settlement system and commercialization of energy on the wholesale energy market.
5) The development of telecommunications systems, activities and services.
6) The direct and indirect participation in activities and services related to the transport of other energy sources, except for those restricted by law.
7) The provision of technical services in activities related to its corporate purpose and professional services required by the Group's companies
8) The development for third parties of any other activity related to the provision of electric power and telecommunications services within the regulation in force.

NOTE 2: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 INDIVIDUAL FINANCIAL STATEMENTS

The individual financial statements of ISA are the basis for dividend distributions and other appropriations. Therefore, the assets, liabilities, equity and results of the subordinated companies are not consolidated, even though for legal reasons the Company is required to present separate consolidated financial statements at the annual Shareholders' Meeting for approval.

2.2 CLASSIFICATION OF ASSETS AND LIABILITIES

Assets and liabilities are classified according to their use or degree of realization, demand or liquidation, in terms of time and value.
Accordingly, current assets and liabilities (short-term) are understood as such amounts that will be realizable or demandable, respectively, within a term not longer than one year.

2.3 ADJUSTMENTS FOR INFLATION

Until December 31, 2000, non-monetary assets and liabilities and shareholders' equity, except for the surplus from revaluation of assets and Income Statement accounts, were monetarily updated on a prospective basis, using general consumer-price index (or Porcentajes de Ajuste del Año Gravable - PAAG). The respective adjustments were recorded in the income statement's monetary correction account. As of January 1, 2001 the Colombian General Accounting Office -CGN-, through Resolution No. 364 of November 29, 2001, suspended the system of integral inflation adjustments for accounting effects, without reverting the inflation adjustments accounted until December 31, 2000.

According to Resolution No. 041 of 2004 and to External Circular Letter No. 056 of 2004, issued by the Colombian General Accounting Office, inflation adjustment accounts were eliminated from the General Plan of Public Accounting as part of the cost, thereby obligating to incorporate accumulated amounts for adjustments until 2000. In order to comply with regulations in force, since 2001, integral inflation adjustments continue to be applied for tax effects, giving rise to differences that are recorded in the tax memorandum accounts. Law 1111 of 2006 derogated integral inflation adjustments for tax effects beginning in fiscal year 2007. (See Note 17.2.)

2.4 MATERIALITY

Recognition and presentation of economic facts are made according to their relative importance.

An economic fact is material when due to its nature or amount, knowing or not knowing it, considering the circumstances, could significantly change the economic decisions of the users of that information.

In preparing the financial statements, it was determined for presentation purposes that an event would be material if it represented 5% of total assets, current assets, total liabilities, current liabilities, working capital, equity, or income.

NOTE 3: SUMMARY OF MAIN ACCOUNTING POLICIES AND PRACTICES

For the preparation and presentation of its financial statements, the Company, as required by law, observes the Public Accounting General Plan and the Procedures Handbook defined by the Colombian General Accounting Office –CGN–, the accounting regulations issued by the Superintendency of Domiciliary Public Utilities –SSPD– and other applicable regulation.

The Company's Financial Statements are identified, classified, registered, valued, prepared and disclosed in accordance with the accounting principles of the CGN contained in Resolutions No. 354, 355 and 356 of September 5 of 2007, through which the Public Accounting Regime was implemented to apply the criteria of international accounting standards currently being adopted by the CGN.

Up to December 30 of 2007, the Company was ruled by the accounting principles of Resolution No. 400 of December 1 of 2000.

Main procedural changes, account plan code modifications, and impacts of 2006, were as follows:

Useful life of intangibles can be indefinite or finite; it is indefinite when no foreseeable limit exists on the period during which the asset is expected to generate future economic benefit, and it is finite when the benefit generation period can be estimated. According to the above, the useful life of goodwill generated by investment made in Transelca was deemed indefinite, which reversed amortization recorded along the year. Until September 30 of 2007, goodwill was amortized over a ten (10) year period. The change produced $13,046 increase in the year results.

Likewise, some deferred charges that until 2006 were amortized over three (3) years, were fully amortized, on the grounds that they had already generated their benefit, and because they failed to comply with the new criteria of CGN. Such change brought about increased charge to the period's results, worth $7,049.

As regards to pension liabilities, recording of amortization of the actuarial estimate corresponds to the value resulting from dividing the total actuarial estimate pending amortization by the number of years remaining to complete the term set by regulation in force (December 31 of 2023), applicable to each particular entity, and counted from the actuarial estimate closing date. Up to December 31 of 2006, and through the annual increase of its percentage, amortization was recognized at 0.93%, according to Decree No. 051 of 2003, which until 2003 allowed linear distribution of the percentage for amortization of the actuarial estimate at December 31 of 2002. This change resulted in lower charge on year's results, worth $3,941.

Until 2006, amortization methodology for benefits was similar to that of retirement pension liabilities; however, on December 31 of 2007, the Company's Management decided to amortize 100% of pending liabilities, closely following international accounting standards, as is the intention of the CGN, a change that resulted in increased charge on the period's results worth $5,835.

Additionally, as of September 2007, in accordance with opinion 20079-101592 of the CGN, equity investments on entities controlled abroad are recognized at historic cost, with application for their presentation in currency terms of the Market Representative Rate of the transaction date. These investments are updated through the equity method, and they are not subject to recognition of adjustment for exchange difference in the income statement, given that surplus from equity method incorporates this item to equity accounts. The previous accounting treatment is applicable as of January 1 of 2007. Until December 31 of 2006, exchange differences generated by these investments were recorded in the year's results. The effect of this change in the financial statements at December 31 of 2007 was a reduction in equity worth $99,598.

Along the year 2007, the Management, abiding by article 25 of Law 1111 of 2006 and Decree No. 1536 of May 7 of 2007 of the Ministry of Trade, Industry and Tourism, and upon approval by the Shareholders' Meeting of March 30 of 2007, charged the equity tax to the equity revaluation account, previously charged to results, in the amount of $20,173.

Below is the detail of the above-mentioned accounting changes:

Description	Effect revenues (expenses)
No amortization of goodwill expenses	13,046
Amortization of deferred charges	(7,049)
Recovery of pension liability amortization	3,941
Exchange difference of investments abroad	99,598
Tax on equity	20,173
Amortization of fringe benefits	(5,835)
	123,874

Following is a description of the main accounting policies and practices adopted by the Company:

3.1 FOREIGN CURRENCY TRANSLATION AND BALANCES

Transactions in foreign currency are recorded at the applicable exchange rates in force on the date of the transaction. At the close of each year, balances of assets and liabilities accounts are adjusted to current exchange rates (See Note 4). Exchange differences resulting from asset balances (other than non-controlled investments abroad) are recorded in the Income Statement as financial revenues. With regard to liability accounts, only exchange differences that are not imputable to costs of acquisition of assets are recorded in the Income Statement as financial expenses. Exchange differences imputable to the acquisition cost of assets include exchange differences while such assets are under construction or installation, and until they become operational.

3.2 CASH EQUIVALENTS

For purposes of preparing the statement of cash flows, cash on hand and in banks and high-liquidity short-term (marketable) investment securities in less than 90 days are deemed to be cash equivalents.

3.3 INVESTMENTS

Investments are recorded at cost and are updated in accordance with the intention of realization, the availability of market information, and the degree of control held over the issuing entity by applying methodologies suitable to their economic reality. Methodologies to update their value include stock exchange quotes, net present value to determine market price or the security's internal rate of return, the equity method, and the cost method.

As mentioned in Note 3, as of the binding date of the new Public Accounting Regime, and to the effect of valuation, the Company's investments are classified in three categories: i) liquidity management, including debt titles and securities, intended for profiting from short-term price fluctuations; ii) investments with a political purpose, including debt titles kept until maturity, or at least for one year from purchase date; iii) and equity investments, including securities in controlled and non-controlled companies.

In the Financial Statements, investments are classified as marketable and long-term, and they are reported respectively within current and non-current assets. The former include investments for liquidity management, and the latter for equity investments in controlled and non-controlled companies.

Marketable investments (Short –term investments)

Liquidity management investments in debt titles and securities, as well as derivatives intended for liquidity management, both right and obligation, are initially recorded to cost, and they are updated monthly through methodology of the Financial Superintendency. Changes arising from each valuation made in investments for liquidity management are recognized in the income statement.

Long- term investments

a. Equity investment in controlled companies

Equity investments in controlled companies include investments made in order to exercise or share control, as well as those in which the Company has substantial influence and long-term investments in which the public sector holds over 50% direct or indirect participation. These investments are accounted by the equity method, according to CGN Resolution No. 365 of 2001. Under the equity method, long-term investments are accounted at cost and subsequently adjusted:

Under the equity method long-term investments in subsidiaries are recorded at cost and subsequently adjusted as follows:

a) Credit or charge to the investment's cost equal to the participation of the Company in profits and losses in the subsidiary, with a matching entry in the income statement.

b) Credit or charge to the investment equal to the participation of the Company in the subsidiary's equity variation with a matching entry in the surplus from equity method account, in the event of an increase; in the event of a decrease, as surplus from equity method until its exhaustion, and the remaining difference in the income statement.

c) Credit or charge to the investment equal to the amount of dividends received from the subsidiary that correspond to periods during which the Company applied the equity method.

If the difference between market value and book value of the investment recorded on equity basis is:

a) Positive, re-appraisal of assets is increased, and the revaluation surplus included in the equity accounts is credited.

b) Negative, re-appraisal of assets is reduced with a charge to the revaluation surplus up to the amount available; any difference is recorded as a charge to equity surplus, until exhaustion. Any additional deficit is recognized in the income statement as a loss.

Investments in subordinated companies abroad are recorded on the basis of their financial statements at December 31 of each year, translated into Colombian pesos, using the United States dollar as functional currency, applying the provisions of International Accounting Standard 21 together with SIC-19 interpretation. Translation of financial statements into Colombian pesos was conducted in compliance with the following principles:

- Monetary items are calculated using the exchange rate for the closing year.
- Non-monetary items used the exchange rate for the date of the transaction concerned
- Income statement items are calculated using the average rate of exchange for each month.

Since 2007, as a result of application of the criteria established by international accounting standards, which are being adopted by CGN, it was ruled that the functional currency for the investment in Brazil shall be the Real, considering that the cash flows from revenues of the operating company are for the most part denominated in Reais, even though the holding company established as investment vehicle obtains its financing in US dollars. In accordance with the foregoing, the current exchange rate methodology (when the local currency is the working currency) is used, which foresees recording the effect on the subsidiary's equity as non-realized results.

As mentioned in Note 3, until 2006 closing, and according to changes introduced by the CGN, the exchange difference resulting from updating investments in controlled entities abroad was carried to the income statement; as of 2007, it is recorded as surplus from application of equity method.

b. Equity investments in non-controlled companies

The other long-term variable-income investments in non-controlled companies that are not listed in stock exchanges are recorded at cost plus the dividends received in shares. If at year's end the intrinsic value of investments is greater or lower than the book value, a charge is recorded in the re-appraisals account with a contra entry in re-appraisal surplus in equity, or a provision is charged to the income statement, respectively.

Financial derivative instruments

In order to reduce exposure to exchange rate and interest rate fluctuations of financial liabilities with local and international commercial banks and multilateral agencies and of bond issues, among others, the Company uses derivative instruments such as swaps, forwards and options.

According to the rules issued by the Colombian General Accounting Office, derivative instruments for hedging purposes are recognized for the amount of the right on the date of commencement of the contract, are monthly updated using methodologies of recognized technical value, and the difference is recorded as derivative valuation revenue or expense, as the case may be.

3.4 ALLOWANCE FOR DOUBTFUL ACCOUNTS

On each quarter's closing date, the associated credit risk of the accounts receivable from customers and other debtors is examined in order to determine the respective provisions, which include percentages between 10% and 100%, according to aging analysis and evaluations of the collection of individual accounts in accordance with the following criteria:.

Type	Description	Maturity	% Provision
A	Low-risk account receivable	90-180 days	10%
		181-360 days	40%
		>= 360 days	100%
B	Doubtful account	31-90 days	20%
		91-180 days	50%
		>= 180 days	100%

3.5 INVENTORIES

Inventories are recorded at cost, and at end of the year, through a provision charged to the Income Statement, their value is reduced to the market value if it is lower. Spare parts, materials and other consumables are valued by the weighted average method

3.6 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost, which, where relevant, may include: (a) financing costs and exchange differences on foreign-currency liabilities, direct operating costs and administration costs; capitalization is effected until assets are in a condition to be used, and (b) until year 2000, inflation adjustments on costs, excluding exchange differences capitalized and the portion of capitalized interest corresponding to inflation.

Sales and retirements of such assets are discharged at their respective net adjusted cost, and differences between sale price and net adjusted cost are recorded to the Income Statement.

Depreciation is calculated over the asset's cost by the straight-line method, based on the estimated useful life of assets. For the purpose of depreciation calculations, following is a list with the assets' estimated useful life:

Asset	Useful Life
Buildings	50
Transmission Lines	40
Substations	30
Optic fiber	25
Machinery and equipment	15
Telecommunications equipment	15
Furniture, office equipment, laboratory equipment	10
Communications equipment	10
Transport, traction and lifting equipment	10
National Dispatch Center Equipment (average)	8
Computer equipment and accessories	5

Maintenance expenditures of these assets are charged to the Income Statement, while improvements and additions are added to their costs.

Repairs required because of attacks to the electric infrastructure are recorded as extraordinary expenses in the period when the attacks occur and do not increase the useful life originally assigned to the assets. Although the perception of international insurance companies has improved as a result of the security policy implemented by Government, the Company continues having difficulties to obtain insurance for the aforementioned assets continue with insurance companies; accordingly, these damages are accrued in the financial statements as they occur and are not recorded on estimate basis. The administration, in accordance with their historical experience of losses by attacks and the country's political and security circumstances, includes in the annual budget the resources considered enough to cover these losses.

Real property intended for generation of revenues from rent is recorded as investment property.

Assets with not being used in operations are classified as non-exploited assets, and their depreciation is suspended.

3.7 DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets include prepaid expenses, deferred charges and other assets. Prepaid expenses include mainly monetary items such as insurance premiums and interest, which are amortized as they accrue.

Deferred charges and other assets include goodwill from acquisition of long-term investments, cost of acquisition of software, rights of way, tax to preserve democratic security, bond placement commissions, licenses and rights, from which future and quantifiable economic benefits are expected to be obtained. It also includes deferred taxes resulting from temporary differences between net income and tax income.

Software is amortized on a straight-line basis over a maximum of three years, except for the SAP Integrated System, which is being amortized over 10 years. Charges for studies and research of projects in pre-operational stage will be treated as expenses and are not capitalized even when a decision is made later on to execute the project and for internal purposes. Goodwill, rights of way, securities placement and issuance commissions, licenses and rights are amortized on a straight-line basis during the periods over which their benefits are expected to be received, according to the feasibility studies for their recovery. The tax to preserve democratic security was amortized over five years, the maximum term allowed by the CGN in accordance with Circular No. 038 of 2003.

As indicated in Note 3 to the Financial Statements, as of 2007 intangible assets can be classified as finite or indefinite useful life assets, where the latter are not amortized. In the same way, some deferred charges that were amortized over a three (3) year period until the year 2006, were fully amortized, considering that they had already generated their benefit and because they failed to meet the new criteria of Colombia's General Accounting Office to be deferred.

3.8 RE-APPRAISALS

Re-appraisals that are part of equity include:

3.8.1 The excess of the valuation (appraisals) of the main components of property, plant and equipment over per-books net cost. Such appraisals were performed by independent appraisers for real-estate property and transport equipment; for other assets it is based on technical studies developed by employees of the Company. These valuations are made at least every three years, or when market conditions indicate that such amounts have materially changed. (See Note 11).

Technical appraisals of ISA's specialized assets in operation, that is, transmission assets (Use and Connection), use the Linear Depreciated Replacement Cost methodology, in which the current value of the equipment in use is determined on the basis of the cost of similar equipment that can provide the same service (the as-new-replacement value -VRN-), affected by the service time remaining (remaining life) in proportion to its useful life. For the new investments of the UPME projects that started operations in 2007, the appraisers determined that the commercial value was to be the construction accounting cost recorded, given the recent date of the costs incurred for their construction.

3.8.2 The excess of intrinsic value (equity value) of long-term investments over net cost.

3.9 INCOME TAX AND DEFERRED TAX

The provision for income tax is determined on the basis of estimates of net taxable income, by making the necessary adjustments to net income in conformity with tax regulations.

The credit deferred tax is the lesser current tax calculated as results from the excess of tax depreciation and amortization over per-books depreciation and amortization when useful life, depreciation and amortization methods for tax purposes differ from accounting ones, for which differences are expected to be reverted in the future.

The debit deferred tax represents the temporary differences that have generated a higher amount of current income tax. Basically, this includes inflation adjustments on non-monetary depreciable and amortizable assets, balances of provisions for doubtful accounts receivable, retirement payments to pensioners, and health, education and other benefits, among others, for which differences are expected to be reverted in the future.

According to opinion No. 20061-57086 of CGN of January 31, 2006, the Company has autonomy in defining the accounting principles regarding deferred tax. Accordingly, ISA has considered, among others, inflation adjustments recognized only for tax effects of depreciable fixed assets, as temporary differences that result in the accrual of deferred tax, since these generate a greater monetary correction income tax, increasing the income tax payable, and are subsequently recovered during the following years as the fixed assets are depreciated (See Notes 10 and 17.2).

The rates used for calculation of deferred taxes are the same as those at which temporary differences are expected to be reverted.

As to the effect from exchange difference generated by investments in foreign currency in controlled companies, the management of the Company considers that under current circumstances, despite existing impact on determination of income tax, it is not possible to determine if future reversion of the difference will have the opposite tax impact, due to the particular conditions of each investment abroad.

Had this deferred tax for 2007 been recognized in ISA's Financial Statements, it would have resulted in increased income tax expense of $32,268.

3.10 LABOR LIABILITIES

Labor liabilities are adjusted at the end of each period on the basis of legal provisions and labor agreements in force. An actuarial study is conducted every year to determine pension liability, future health and education benefits and retirement payments to pensioners.

Retirement pension payments are charged to actuarial estimate account. As of 2007, an actuarial reserve must be established for payment of current retirement pensions; this reserve has not been accountably reclassified in the Financial Statements because implementation of Resolution No. 356 that establishes it is still pending. Nevertheless, the Company has enough funds to cover this liability and will make the reclassification once it is regulated.

As indicated in Note 3 to the Financial Statements, with respect to amortization of retirement pension liabilities, they must correspond to the value resulting from dividing the total actuarial estimate pending amortization by the number of years remaining to complete the term set by regulation in force (December 31 of 2023), applicable to each particular entity, and counted from the actuarial estimate closing date. Up to December 31 of 2006, and through the annual increase of its percentage, amortization was recognized at 0.93%, according to Decree No. 051 of 2003. Likewise, until 2006, amortization methodology for benefits was similar to that of retirement pension liabilities; however, on December 31 of 2007, the Company's management decided to amortize 100% of pending liabilities, closely following international accounting standards, as is the intention of the CGN.

Accounting records to recognize this liability and its associated expense are made in accounts other than the accounts for the actuarial estimate.

3.11 NET INCOME PER SHARE

Net income per share is calculated on the weighted average number of outstanding shares during the year – 1,023,129,780 in 2007 (961,956,080 in 2006).

3.12 RECLASSIFICATIONS IN THE FINANCIAL STATEMENTS

Certain amounts included in the financial statements at December 31, 2006 were reclassified to conform to the presentation of the financial statements for 2007.

3.13 MEMORANDUM ACCOUNTS

Memorandum accounts include loans contracted but not disbursed, contingencies resulting from claims and lawsuits, and guarantees granted under loan agreements. They also include temporary and permanent differences between accounting and tax amounts, which will be reasonably reverted in time, and allow preparation of specific-purpose reports, respectively.

Non-monetary memorandum accounts were adjusted for inflation until December 31 of 2000, with charge to a contra memorandum account.

3.14 RECOGNITION OF REVENUES, COSTS AND EXPENSES

Revenues, costs and expenses are recorded on an accrual basis. Revenues from service provision are recognized during the contractual period or when services are rendered. Amounts received to remunerate recovery of investments in UPMES, as well as usage rights not accrued because their respective costs have not been incurred or because the related services have not been rendered yet, are recognized as deferred revenues. These deferred revenues are amortized over the periods along which they accrue

3.15 USE OF ESTIMATES

The preparation of financial statements according to accounting principles generally accepted in Colombia requires some estimates that affect the values of assets, liabilities, revenues and expenses reported for such periods. The actual result of certain items may differ from such estimates.

3.16 OPERATING AND ADMINISTRATIVE LIMITATIONS AND DEFICIENCIES

During 2007 and 2006, no operating or administrative limitations or deficiencies were found that would significantly affect the normal accounting processes, or the consistency and reliability of the accounting figures.

II. SPECIFIC NOTES

NOTE 4: VALUATION OF ACCOUNTING INFORMATION

FOREIGN-CURRENCY OPERATIONS

Current regulations permit free negotiation of foreign currencies through banks and other financial intermediaries, at exchange rates that fluctuate in accordance with supply and demand. Debts, indebtedness transactions and debt management operations in foreign and domestic currency require the approval of the Ministry of Finance and Public Credit.

Operations and balances in foreign currency are translated at the exchange rates in force, as certified by the Financial Superintendency, previously known as Banking Superintendency, and the Inter American Development Bank -IDB-, and used for the preparation of the financial statements at December 31, 2007 and 2006. The exchange rates used, expressed in Colombian pesos, were as follows:

Currency	Code	2007	2006
US Dollar	USD	2,014.76	2,238.79
Euro	EUR	2,961.29	2,954.08
Unit of account *	UAV	3,357.24	3,589.02
Nuevo sol	PEN	671.59	700.50
Brazilian Real	BRL	1,133.80	1,048.12

* Unit of Account: Variation index in total value of IDB's currency basket generated by market fluctuations in the different currencies' exchange rates with respect to the US dollar.

At December 31, ISA had the following foreign-currency assets and liabilities, expressed in thousands of equivalent US Dollars:

	2007	2006
Assets		
Current assets		
Cash	1,201	1,022
Fixed-yield investment	31,657	5,119
Accounts receivable	11,873	12,182
Total current assets	**44,731**	**18,323**
Non-current assets		
Foreign currency investments	516,053	291,147
Total non-current assets	**516,053**	**291,147**
Total assets	**560,784**	**309,470**
Liabilities		
Current liabilities		
Current portion of financial liabilities	119,700	20,339
Accounts payable	2,961	34,508
Total current liabilities	**122,661**	**54,847**
Long-term liabilities	192,310	305,024
Accounts payable	25,793	
Total non-current liabilities	**218,103**	**305,024**
Total liabilities	**340,764**	**359,871**
Net liability monetary position	220,020	(50,401)

With respect to foreign-currency liabilities, ISA has contracted hedging operations for USD10,000,000 (2006: USD49,984,669).

The application of accounting standard regarding exchange differences gave rise to the following exchange rate differences in Colombian Pesos, which were accounted as shown below:

	2007	2006
Financial revenues	122,257	221,208
Financial expenses	(16,323)	(247,408)
Total exchange difference net generated	**105,934**	**(26,200)**

NOTE 5: CASH AND MARKETABLE INVESTMENTS

Cash and marketable (short-term) investments on December 31 included:

Account	2007	2006	Tasa 2007	Tasa 2006
Cash				
Cash and deposits in banks	10,693	3,366	7.87% (COP)	5.0% (COP)
Common and special trust funds	39,995	20,503	7.15% (COP)	5.5% (COP)
Total cash	50,688	23,869		
Marketable investments				
Short-term funding	86,664	24,849	9.62% (COP)	6.0% (COP)
Other investments - Time deposit	63,781	11,459	4.70% (USD)	5.3% (USD)
Total marketable investments	150,445	36,308		
Total cash and marketable investments	201,133	60,177		

Cash in bank and savings accounts included $2 that was subject to an attachment as a precautionary measure in a right of way process.

Cash held in trust at December 31, 2007, includes resources for $19,622 (2006: $7,624) that may only be used for the delegated administration of the IPSE, FAER and FAZNI projects.

NOTE 6: LONG-TERM INVESTMENTS – NET

INVESTMENTS IN THE POWER SECTOR

Below is a description of the corporate purpose and other relevant information of the affiliate companies with which the equity method was applied as well as other significant investments:

TRANSELCA S. A. E.S.P.

In 1998, the Company acquired 65% of TRANSELCA S.A. E.S.P., a mixed-ownership utility company, incorporated on July 6, 1998, whose activities include the provision of energy transmission services in the Colombian Atlantic Coast region, the coordination and control of the Regional Dispatch Center, connection to the National Transmission System and provision of telecommunication services.

In late December of 2006, ISA increased by 34.99% its participation in TRANSELCA S.A. E.S.P. through a stock exchange operation with Ecopetrol for a total participation of 99.99%. The effect of this increase starts showing as of January 1, 2007.

Interconexión Eléctrica ISA Perú S.A.

On February 16, 2001, the Peruvian Government granted to Interconexión Eléctrica S.A. E.S.P, the 32-year concession for the construction, procurement and operation of the 220kV Oroya-Carhuamayo-Paragsha-Vizcarra and 138kV Aguaytía-Pucallpa electric transmission lines and related substations. In order to comply with this purpose, TRANSELCA with 54.86%

participation, ISA with 28.07%, and Fondo de Inversiones en Infraestructura, Servicios Públicos y Recursos Naturales administrated by AC Capitales SAFI with 17.07%, incorporated Interconexión Eléctrica ISA Perú S.A. The project began commercial operations in August 2002, ahead of the date scheduled in the concession contract subscribed with the Peruvian Government.

Red de Energía del Perú -REP-

On June 5, 2002, ISA, in association with TRANSELCA, was awarded by the Peruvian Government the international public bidding for the 30-year concession of the energy transmission systems of Etecen and Etesur. REP provides services of electric power transmission, ancillary services such as operation and maintenance of energy transmission and transport facilities, and specialized technical services. Shareholding in this Company is: ISA 30%, TRANSELCA 30% and EEB 40%.

Consorcio TransMantaro S.A.

Established in Peru in January 1998, it was a subsidiary of Canadian Hydro Quebéc Internacional Inc. until December 12, 2006. Since December 13, 2006, ISA participates with 60% ownership. Its main activity is the transmission of electric energy from generating companies. It also provides operation and maintenance services to a mining enterprise.

The Shareholders Meeting held on May 22, 2007, agreed to reduce by USD4 million the capital stock of the company, by returning to the shareholders, proportionally to their participation, the contributions they had made. ISA received for this, USD2.4 million, equivalent to $4,705.

ISA Bolivia S.A

On June 27, 2003, through Resolution SSDE No 086/2003, the Superintendency of Electricity of Bolivia awarded to ISA the bidding for the construction and 30-year operation and maintenance, starting on the date of commencement of commercial operation, of the Santivañez-Sucre, Sucre-Punutuma and Carrasco-Urubó lines and associated substations. According to the bid terms, the stock company Interconexión Eléctrica ISA Bolivia S.A. -ISA BOLIVIA was incorporated on July 14, 2003. ISA has 51% participation and its affiliates TRANSELCA S.A. E.S.P. and Internexa S.A. E.S.P. have 48.99% and 0.01%, respectively. The Company began commercial operations on September 17, 2005, with the energy supply at the Santiváñez - Sucre and Sucre – Punutuma lines; subsequently, the Carrasco-Urubó line was enabled on October 10, 2005.

XM, Compañía de Expertos en Mercados S.A. E.S.P. - XM

On October 1, 2005, XM Compañía de Expertos en Mercados S.A. E.S.P., affiliate of ISA, assumed the operation of the Colombian National Interconnected System and the administration of the Wholesale Energy Market. ISA has 99.73% participation.

ISA Capital Do Brasil S.A.

Incorporated on April 28, 2006 as investment vehicle, ISA Capital Do Brasil Ltda. is located in São Paulo City. Its corporate purpose includes participation in the capital of other companies and in other undertakings as partner or shareholder, party in a joint venture, member of a consortium, or any other type of business cooperation. It was made into a public corporation on September 19, 2006. ISA has 99.99% stake in it. In turn, this corporation became an investor in Companhia de Transmissão de Energia Paulista –CTEEP– as of July 20, 2006, with 50.1% participation in common shares (21.0% of total).

In January 2007, ISA increased by USD150 million the capital of ISA Capital Do Brasil S.A. in order to take part in a tender offer, in which it acquired additional 39.28% of CTEEP common shares, thus consolidating ownership of 89.40% of common shares and 37.46% of total capital.

Interligação Elétrica de Minas Gerais S.A. -IEMG-

Located in São Paulo, it was incorporated on December 13, 2006 to participate in the exploitation of concessions for the Brazilian transmission service. ISA owns 99.99%. It is currently in its pre-operational stage.

Infra-Estruturas Do Brasil Ltda:

Limited company established on December 14, 2006 and whose purpose is delivery of civil engineering services such as preparation of studies, engineering projects, consulting, management, supervision, and execution of industrial projects, public and urban works, including or excluding supply of equipment and materials, direct execution of civil works, cartography, construction and set-up of electric equipment, representation, manufacture, set-up, purchase and sale of engineering equipment and materials, as well as participation in the capital stock of other corporations in Brazil and abroad, acting as partner or shareholder. ISA owns 99.99%.

INVESTMENTS IN TELECOMMUNICATIONS

Internexa S.A. E.S.P

Internexa was incorporated on January 4, 2000. Its corporate purpose is the organization, administration, trading and rendering of telecommunications services.
It is currently engaged in development and promotion of the telecommunications transport business locally and internationally.

In October 2007, the Special Shareholders' Meetings of Internexa and Flycom Comunicaciones S.A. E.S.P. approved the merger of two of the companies of Grupo ISA. Internexa totally absorbed Flycom, and this latter was dissolved without being liquidated. The merger was formalized on November 30, 2007 and is part of the Group's business strategy to attain leadership and recognition as the largest energy and data transporter in Latin America. With this merger, Grupo ISA consolidates its telecommunications business at the national level and becomes reinforced to expand internationally. Total subscribed and paid-in capital of Internexa S.A. E.S.P. is $34,553 and ISA owns 99.27% participation.

Internexa, Peru

Established at the end of 2006, this company is building a modern fiber optic network that will interconnect the Southern region of Ecuador with Lima improving service availability and quality in Peru. This company will start services in the first semester of 2008. ISA owns 99.99% indirectly through is affiliate Internexa.

Below is the detail of long-term investments, net, at December 31:

		2007	2006
Equity Investments			
TRANSELCA S.A. E.S.P.	(1)	490,137	531,680
ISA Capital Do Brasil	(2)	820,724	430,467
REP S.A.	(3)	97,405	106,646
Consorcio TransMantaro S.A.	(4)	56,939	63,867
FLYCOM Comunicaciones S.A. E.S.P.	(5)	-	32,849
ISA Bolivia S.A.	(6)	26,242	23,698
XM, Compañía de Expertos en Mercados S.A. E.S.P.		22,461	16,084
ISA Perú S.A.		13,906	15,945
INTERNEXA S.A. E.S.P.		121,679	99,496
EPR S.A.		10,074	11,194
Interligaçao Elétrica de Minas IEMG	(7)	14,432	-
FEN S.A.		7,147	6,676
Electricaribe	(8)	9,766	9,766
Electrocosta	(8)	2,348	2,348
Total equity investments		**1,693,260**	**1,350,716**
Other investments			
In trust rights	(9)	3,778	8,226
Total long-term investments		**1,697,038**	**1,358,942**
Long-term investment allowance	(10)	(5,387)	(4,812)
Total long-term investments		1,691,651	1,354,130

(1) The decrease corresponds to: dividend payment and reduction of revaluation surplus, surplus from equity method and equity revaluation. In addition, TRANSELCA's results for the year 2007 were significantly affected by the adjustment and recognition of liabilities for agreed-on fringe benefits to pensioners worth $37,701.

(2) The increase corresponds to capitalization for expanding participation in CTEEP.

(3) The decrease corresponds to dividend payment.

(4) The decrease corresponds to reduction in capital and payment of dividends.

(5) Variations generated in the merging process.

(6) According to the opinion issued by the Consejo Técnico Nacional de Auditoría y Contabilidad de Bolivia, supported on the interpretation of international accounting regulations IFRIC 12, the Company began to recognize, with retroactive effect, the revenues and amortization of the concession's assets along 15 years, the term set for recovery of the investment. Up to the year 2006 recognition was taken on a 30-year term taking into account both the useful life and duration of the concession; this change generated an increase of the investment through improved results.

(7) Capital contributions carried out along the year.

(8) Corresponds to shares received as payment. These companies merged on December 31, 2007; on the date of preparation of these financial statements the results of the process are not yet known.

(9) Decrease generated by the cancellation of the trust estate constituted to guarantee payment of the independent engineering auditing services of the UPME 1 project of 2003 which was commissioned in December of 2006.

(10) Provision on investments in Electricaribe for valuation at cost.

The following table includes financial information of the affiliates and ISA's participation in each of them:

	2006						
	ISA Participation		Financial Information				
Company	Shares	%	Assets	Liabilities	Equity	Income (Loss)
TRANSELCA S.A. E.S.P.	2,589,653,311	99.9967	943,219	411,522	531,697	26,606
ISA Perú S.A.	18,586,446	28.0700	129,321	72,576	56,745	5,947
REP S.A.	21,648,000	30.0000	707,514	352,285	355,229	25,840
INTERNEXA S.A. E.S.P.	25,647,620	99.9998	178,950	79,453	99,497	17,661
FLYCOM Comunicaciones S.A. E.S.P.	370,733,604,842	97.1783	49,101	15,298	33,803	(14,821)
ISA Bolivia S.A.	95,638	51.0000	190,570	144,054	46,516	(5,802)
XM, Compañía de Expertos en Mercados S.A. E.S.P.	14,789,000	99.7300	241,119	224,992	16,127	1,269
ISA Capital Do Brasil S.A.	506,200,999	99.9999	1,452,757	1,021,435	431,322	(85,738)

	2007						
	ISA Participation		Financial Information				
Company	Shares	%	Assets	Liabilities	Equity	Income (Loss)
TRANSELCA S.A. E.S.P.	2,589,653,311	99.9967	972,586	482,432	490,154	20,331
ISA Perú S.A.	18,586,446	28.0700	108,815	59,433	49,382	5,177
REP S.A.	21,648,000	30.0000	755,708	432,094	323,614	35,222
INTERNEXA S.A. E.S.P.	34,302,597	99.2745	257,467	134,899	122,568	2,622
ISA Bolivia S.A.	95,638	51.0000	159,077	107,923	51,154	9,584
XM, Compañía de Expertos en Mercados S.A. E.S.P.	14,789,000	99.7300	227,509	204,987	22,522	6,395
ISA Capita Do Brasil S.A. (1)	828,267,196	99.9999	2,690,106	1,867,894	822,212	(49,023)
Consorcio TransMantaro S.A.	85,382,555	60.0000	287,301	193,036	94,265	20,906

(1) Liabilities include Law 4819/58 contingency provision for $367,783 originated in the acquisition of CTEEP.

Application effect of the equity method

The effect of the application of the equity method generated variations in the investments, which are shown in the results and equity, as loss or income. Noteworthy is that, in 2007, CGN through Resolution No. 356 modified treatment of the exchange difference of investments in controlled companies, specifying that, as of January 2007, the value generated by this item would be part of equity variations and not of the income statement as was the case until December 31 of 2006.

	2007	2006
Income from equity method (1)		
INTERNEXA S.A. E.S.P.	2,318	17,661
TRANSELCA S.A. E.S.P.	20,330	17,294
REP S.A.	10,566	7,752
ISA Perú S.A.	1,453	1,670
XM, Compañía de Expertos en Mercados S.A. E.S.P.	6,378	1,266
FEN S.A. (2)	576	816
ISA Bolivia S.A.	4,888	(2,960)
FLYCOM Comunicaciones S.A. E.S.P.	(12,522)	(14,404)
ISA Capital Do Brasil S.A.	(49,023)	(85,739)
Consorcio TransMantaro S.A.	12,544	-
Net income from equity method	**(2,492)**	**(56,644)**

(1) To record the equity method, revenues and expenses resulting from reciprocal transactions are deleted in the affiliates. (See Note 26)

(2) Starting October of 2005, ISA's investment in FEN is accounted under the equity method as required by CGN in its interpretation of Resolution 365 of 2001, which considers that control also exists, when one or several public sector entities have in another, direct or indirect participation equal to or greater than 50%. As a consequence of the above, $576 (2006: $816) income was recognized as participation in the results of the company during 2007.

OTHER INVESTMENTS

Financiera Energética Nacional -FEN-

The investment is represented in 33,160 shares equivalent to 0.7884% participation. FEN is a financial institution of national order established by Law 11 of 1982 as a State-owned corporation ascribed to the Ministry of Mines and Energy with the purpose of acting as financial and credit organism for the Colombian power sector.

Empresa Propietaria de la Red S.A. -EPR-

Established in 1998 in Panama City, Empresa Propietaria de la Red S.A. -EPR- is a company ruled by private law that has the endorsement of the "Parent Treaty of Central America's Power Market" and its protocol, through which, each government grants the corresponding permission, authorization or concession, as fits construction and exploitation of the first regional electric interconnection system that will link Honduras, Guatemala, El Salvador, Nicaragua, Costa Rica and Panama. Investment in this corporation is represented in 5,000 common shares equivalent to 12.5% participation.

Peru Branch

On September 4, 2002, ISA established a branch in Peru to execute the operation and maintenance agreement subscribed between ISA and ISA Perú S.A. The branch's term is indefinite; it has no legal personality and does not carry out any activities independently from ISA. It is an extension of the Company in Peru.

Argentina Branch

On January 24, 2007, creation of a branch of ISA in Argentina was the first step toward participation in that country's power market. The proceeding was made official in the Inspección General de Justicia, the official body in charge of Public Trade Registry. Creation of this branch rose from Argentina's requiring foreign-based corporations who want to have a business presence in Argentina to have a domicile there

NOTE 7: ACCOUNTS RECEIVABLE – NET

Following is the balance of accounts receivable, net as of December 31st:

		2007	2006
Customers			
Energy service		125,240	123,661
Telecommunications	(1)	19,376	24,359
Technical services		6,414	3,580
Total customers		**151,030**	**151,600**
Interest receivable		**434**	**87**
Loans extended		**318**	**489**
Prepayments and advances			
Taxes and contributions	(2)	36,113	34,091
To Suppliers		813	1,093
For purchase of goods and services		15	341
Advances and prepayments of per-diem and travel expenses		103	135
Other		-	7
Total prepayments and advances		**37,044**	**35,667**
Other accounts receivable			
Related parties-loans		5,077	2,429
Loans to employees	(3)	12,506	13,549
Miscellaneous accounts receivable		11,071	11,310
Total other accounts receivable		**28,654**	**27,288**
Total accounts receivable		**217,480**	**215,131**
Less – Allowance for doubtful accounts	(4)	(11,574)	(10,091)
Total accounts receivable - net		**205,906**	**205,040**
Long-term accounts receivable			
Customers	(1)	18,926	23,929
Loans extended	(3)	11,842	12,990
Related parties		-	2,429
Other accounts receivable		3,922	4,786
Total long-term accounts receivable		**34,690**	**44,134**
Total short-term accounts receivable		**171,216**	**160,906**

(1) Corresponds to accounts receivable for the rights of use billed to members of the alliance established in 1997 between ISA and telecommunications companies to undertake joint development of a fiber optic network between Bogota, Medellín and Cali, to improve the national telecommunications system.

(2) Includes: $20,554 (2006: $31,073) for sales tax paid on the nationalization of goods associated with energy transport that will be discounted from income tax as established by Article 258-2 of the Tax Law; $14,058 (2006: $1,484) for estimated credit balance of year 2007 income tax.

(3) Employee receivables correspond to housing loans, vehicle-purchase loans and other loans granted at 5% and 7% interest rates and terms of 13 and 15 years.

(4) The allowance for doubtful accounts was affected by some additions that were charged to the final results for the year in the amount of $4,902 (2006: $214), recoveries for $3,377 corresponding to payment of debts with payment agreements –$846– and credits to payments of companies in liquidation –Electrolima $2,531–, already provisioned. Additionally, accounts receivable for $42 (2006: $1,454) were written-off during 2007.

The composition and maturity of receivables from customers on December 31 (capital only) is as follows:

	2007	2006
Shareholders		
Empresas Públicas de Medellín –EEPPM–	10,236	8,201
Empresa de Energía de Bogotá –EEB–	560	6
Total shareholders	**10,796**	**8,207**
Other customers	140,234	143,393
Total accounts receivable from customers	151,030	151,600

Classification of accounts receivable from customers according to maturity date:

	2007	2006
Current	144,592	142,419
Overdue		
Between 1 and 90 days	550	1,415
Between 91 and 180 days	60	23
Between 181 and 360 days	190	1,494
More than 360 days	5,638	6,249
Total overdue	**6,438**	**9,181**
Total accounts receivable from customers	**151,030**	**151,600**

Accounts receivable are mostly from electric distribution companies to whom ISA mainly provides a service of connection to and use of the National Transmission System. The Company invoices for interest on past due accounts at the highest rate allowed by law; for December of 2007 and 2006 the rates were 31.89% and 22.61%, respectively.

Power sector companies, Electribolívar, Caucasia and Electrotolima, all undergoing liquidation processes initiated by the Superintendency of Public Utilities –SSPD–, owed as of December 31, 2007, $3,410 (2006: $5,669). These overdue amounts are 100% provisioned.

Cedelca and Emcali were intervened by the Superintendency of Public Utilities. In 2007, these companies paid $846 for liabilities that were supported on payment agreements. Additionally, Cedelca fully paid the agreement with respect to connection service. Balances pending that are supported on payment agreements are 100% provisioned.

NOTE 8: INVENTORIES

Inventories at December 31 included:

	2007	2006
Short-term inventories		
Materials to render services	3,346	2,414
Provision	(250)	(290)
Total short-term inventories	3,096	2,124
Long-term inventories		
Materials to render services	56,586	56,287
Total long-term inventories (1)	56,586	56,287
Total inventories	59,682	58,411

(1) Because of the nature of ISA's fixed assets and their spare parts, many of which are not easily obtainable in the market and have long delivery terms, it is necessary large stocks in order to guarantee continuity of service and compliance with the system's availability indicators.

NOTE 9: PROPERTY, PLANT AND EQUIPMENT – NET

The net balance of property, plant and equipment at December 31, included:

	2007	2006
Property, plant and equipment in operation (1)		
Networks, lines and cables	2,064,013	1,778,507
Plants and ducts	1,405,102	1,237,171
Buildings	53,980	64,948
Machinery and equipment	28,622	27,705
Computer and communications equipment	22,227	20,564
Transport, traction and lifting material	1,824	1,838
Furniture, fixtures and office equipment	13,139	12,632
Land	19,697	20,906
Subtotal property, plant and equipment in operation	**3,608,604**	**3,164,271**
Less – accumulated depreciation	1,167,283	1,075,286
Less – provisions	444	444
Total property, plant and equipment in operation	**2,440,877**	**2,088,541**
Investment property (2)		
Buildings	3,532	-
Less – accumulated depreciation	1,235	-
Total investment property	**2,297**	-
Non-productive assets (3)		
Land	71	-
Buildings	18	-
Constructions received as payment	8,895	8,895
Subtotal non-productive property	**8,984**	**8,895**
Less – provisions	8,748	8,748
Total non-productive assets	**236**	**147**
Constructions in progress	35,716	368,990
Machinery, plant and equipment in assembly	8,250	17,474
Total property, plant and equipment-Net	**2,487,376**	**2,475,152**

Assets have no restrictions, or pledges or guarantees for obligations.

(1) In March 2007, ISA started up Project UPME 02 of 2003 for $398,155 and capitalized Project UPME 01 for $20,299, started up in December 2006 for $217,102.

ISA purchased the Betania substation from PESA S.A. for $38.000. This substation is located in Huila Province, and entered operation in 1987.

Retirement and sales of property, plant and equipment during the year generated net loss for $3,727 (2006: $283 income). The movement in accumulated depreciation during 2007 corresponds to the accrual of depreciation expense for $98,088 (2006: $82,615), charged to the results of the year. Additionally, retirements of depreciation were made for $4,856 (2006: $8,960).

(2) Buildings rented, reclassified to this item according to changes of CGN.

(3) Corresponds to KLM building in Bogota City, the Pailitas land tract, and constructions received as payment from Global Crossing; sale process of these assets is underway

ISA contracts insurance for Combined Material Damages, Terrorism, and Consequential Loss every year to cover against all risk of damage to the company's fixed assets. This policy reports as insured value the as-new replacement value of the assets insured, which is determined on the basis of asset information of the National Transmission System of ISA classified in Constructive Units, their corresponding as-new value being estimated as provided in regulations, and the respective refining and adjustment for insurance effects.

NOTE 10: DEFERRED CHARGES AND OTHER ASSETS

The balance of deferred charges and other assets, at December 31 included:

		2007	2006
Deferred charges and other short-term assets			
Prepaid expenses		3,308	4,049
Deferred taxes		5,250	9,989
Total deferred charges and other short-term assets		8,558	14,038
Deferred charges and other long-term assets			
Deferred charges			
Deferred tax		88,959	100,816
Tax to preserve democratic security		-	3,258
Studies and research		4,930	5,131
Other deferred charges		2,183	6,892
Total deferred charges		96,072	116,097
Intangible assets			
Software		30,743	26,476
Licenses		11,170	9,150
Rights of way		56,858	37,424
Rights		29,137	27,973
Goodwill	(1)	238,245	240,474
Less – Amortization of intangible assets		(70,715)	(47,765)
Total intangible assets		295,438	293,732
Miscellaneous		3,253	53
Total deferred charges and other long-term assets		394,763	409,882
Total deferred charges and other assets		403,321	423,920

(1) Corresponds mainly to goodwill for $103, 631, generated in the purchase of 60% of TransMantaro S. A. and $130,464 generated in the purchase of 34% of TRANSELCA S.A. E.S.P., through exchange of shares with Ecopetrol; the latter is not amortized according to the changes of the CGN and because TRANSELCA is a company of indefinite term.

NOTE 11: RE-APPRAISALS

Re-appraisals at December 31 included:

		2007	2006
Investments	(1)	2,277	2,276
Property, plant and equipment	(2)	1,299,243	1,296,727
Total re-appraisals		**1,301,520**	**1,299,003**

(1) Corresponds to re-appraisal of Electrocosta.

(2) In compliance with accounting standards and practices, updating of commercial appraisals of the main components of property, plant and equipment was conducted in 2007. By using the same appraisal methods of 2006, inventory of constructive units was updated with equipment entering in 2007 as operational assets; remaining time of service of existing assets was increased by one period, which means that remaining useful life was decreased by one year.

Updating of unit cost in US dollars of December 2007 was made by using the methodology established in CREG Resolution No. 026 of 1999, Article 7: "Applying Unit Costs of Constructive Units: As of January 2000, Unit Costs approved through this Resolution, and expressed in US Dollars of December 1997, must be referred to pesos of December 1999, applying the market representative rate of the last business day of that month, as published by Banco de la República. Unit Costs so expressed are to be updated monthly according to the IPP published by Banco de la República".

The following table details the re-appraisal of property, plant and equipment:

	2007			2006		
Assets	Appraisal	Net accounting balance	Re-appraisal	Appraisal	Net accounting balance	Re-appraisal
Transmission lines	2,063,945	1,330,881	733,064	1,817,893	1,099,403	718,490
Transmission substations	1,431,808	960,190	471,618	1,322,820	834,323	488,497
Land	82,386	19,697	62,689	82,907	20,905	62,002
Buildings	63,224	41,797	21,427	67,353	49,089	18,264
Telecommunications usufruct	90,188	80,549	9,639	83,199	74,498	8,701
Vehicles	1,224	418	806	1,288	515	773
Totales	**3,732,775**	**2,433,532**	**1,299,243**	**3,375,460**	**2,078,733**	**1,296,727**

NOTE 12: OUTSTANDING BONDS

Characteristics and balances of outstanding bonds at December 31 are detailed below:

Issue	Series	Term (years)	Interest rate	2007	2006	Maturity
Second	C	10	DTF + 2.5%	59,700	59,700	13-Abr-09
Second	D	10	IPC + 10%	30,879	30,879	13-Abr-09
Third	A	10	IPC + 8.10%	130,000	130,000	16-Jul-11
Program Tranche 1		7	IPC + 7.0%	100,000	100,000	20-Feb-11
Program Tranche 2		12	IPC + 7.3%	150,000	150,000	20-Feb-16
Program Tranche 3		15	IPC + 7.19%	108,865	108,865	07-Dic-19
Program Tranche 4		20	IPC + 4.58%	118,500	118,500	07-Abr-26
Program Tranche 5		7	IPC + 4.84%	110,000	110,000	21-Sep-13
Capitalized interest				9,938	7,708	
Total outstanding bonds				817,882	815,652	
Total long-term outstanding bonds				817,882	815,652	

Bonds accrued interest during 2007 for $96,738 (2006: $81,378), which was recorded as financial expense.

Below is the detail of maturities for outstanding bonds:

Year	Capital	Interest	Total
2009	90,579	9,938	100,517
2011 onwards	717,365	-	717,365
	807,944	9,938	817,882

Of the second issue for $180,000, series C and D were outstanding at year's end with a balance of $100,517. The balance increases due to the capitalization of the series issued at IPC (Consumer Price Index).

The third issue, for an initial value of $130,000, was used to substitute domestic and foreign currency loans to reduce exchange risk exposure and expand the portfolio's average maturity.

The $450,000 bond program (initial issue February 2004) was expanded to $850,000 in 2006. In 2006, the Company offered Tranche 4 with 26-year term for $380,000, of which $118,500 mature in April 2026, and issued Tranche 5, for $110,000 at seven years. From these resources 50% corresponds to debt management operations and 50% to cash flows and investment financing.

NOTE 13: FINANCIAL LIABILITIES

The balance of financial liabilities at December 31 included:

Credit line	Currency	Interest rate	2007	2006	Date of latest payment	Guarantee
Domestic financial liabilities						
Davivienda	COP	DTF + 0.24%	-	48,000	04-May-07	2
Davivienda	COP	DTF + 1.50%	22,000	22,000	27-Sep-08	2
BBVA	COP	DTF + 4%	96,638	96,638	10-Oct-10	2
BBVA	COP	DTF + 1.50%	100,000	100,000	27-Sep-08	2
Bancolombia	COP	DTF + 2.60%	70,000	70,000	29-Nov-10	2
Citibank Colombia	COP	DTF + 3.05%	19,000	-	13-Ago-08	2
ABN_Amro Colombia	COP	DTF + 3.30%	13,000	-	24-Ago-08	2
Total domestic financial liabilities			**320,638**	**336,638**		
Foreign financial liabilities						
BID 195 IC/CO	UAV	7.42%	-	155	19-Feb-07	1
Medio Crédito Centrale	EUR	Fixed rate 1.75%	8,981	12,542	19-Jun-10	1
BIRF-3954-CO	USD	Tranches fixed rate (6.32%)	4,865	14,036	15-Feb-11	1
BIRF-3955-CO	USD	Libor 6 M + Spread	139,260	180,603	15-Oct-12	1
BNP Paribas	USD	Libor 6 M + 0.345%	72,566	73,325	15-May-17	2
ABN_Amro y JP Morgan	USD	Libor 6 M + Spread	402,952	447,757	18-Jul-09	2
Total foreign financial liabilities			**628,624**	**728,418**		
Total financial liabilities			**949,262**	**1,065,056**		
Less - short-term portion			395,167	192,447		
Total long-term financial liabilities			**554,095**	**872,609**		

1) Loans in foreign currency are guaranteed by the Nation.

2) Unsecured.

Financial liabilities accrued interest in 2007 for $103,914 (2006: $66,168), which was registered as financial expense.

There is a loan outstanding with German ECA for financing substations' assets and supplies. This USD37.9 million loan at Libor + 0.345% and 10-year term has political and commercial risk coverage from German ECA Euler Hermes; along 2007, USD5.2 million were disbursed to complete total disbursement of the loan according to the agreement. First payment of capital for USD1.9 million was made in November 2007; remaining balance payable is USD36 million that will be paid in 19 equal semi-annual installments.

In January 2007 ISA obtained a USD148 million loan with ABN Amro and JP Morgan banks to be used in the tender offer of ISA Capital Do Brasil. On December 14, 2007, Interconexión Eléctrica S.A. repaid the lender banks the USD148 million.

Along the year, resources were obtained through the local commercial banks to cover cash flow worth $51,385; $35,385 was paid. USD153 million were obtained from foreign banks and USD165 million and EUR1.2 million were paid, payments which correspond to installments agreed to in the contracts and to the USD148 million for tender offer of ISA Capital Do Brasil.

At December 31, financial liabilities included balances denominated in the following currencies:

		Balance in original currency (1)		Balance in domestic currency (million)	
Currency	Interest rate	2007	2006	2007	2006
US Dollar	Libor + Spread BIRF	307,552	319,691	619,643	715,721
Unit of account	Fixed rate 7.42%	-	43	-	155
Euros (formerly Liras)	Fixed rate 1.75%	3,033	4,246	8,981	12,542
Colombian Pesos	DTF + 3.15% a DTF + 4%	320,638	336,638	320,638	336,638
				949,262	**1,065,056**

(1) Amounts in original currency, other than the Colombian peso are expressed in thousands.

Maturity of long-term financial liabilities at December 31:

Year	COP
2009	239,573
2010	204,163
2011	37,115
2012	38,870
2013 onwards	34,374
Total long-term obligations	554,095

COMMITMENTS RELATED TO LOANS

The Company has agreed to comply with the following covenants during the term of the loans:

ABN Amro and JP Morgan:

ISA subscribed financial commitments for the USD200 million loan obtained from ABN Amro and JP Morgan banks, as follows: a) The ratio net debt/EBITDA must be equal to or lower than 5.50 for 2006, 5.00 for 2007, 4.5 for 2008 and 2009. b) The ratio EBITDA/interest must be equal to or greater than 2.25 for 2006 and 2007, and 2.50 for the period 2008-2009.

As of December 31 of 2007 and 2006, the Company had satisfactorily met the above commitments.

NOTE 14: HEDGING OPERATIONS

The balance of hedging operations at December 31 includes:

	2007	2006
Difference in valuation	137	38,062
Interest	-	12,150
Total hedging operations	137	50,212

During the year there were no balances of interest and exchange difference from swap operations with BNP.

In 2006 the Company had an exchange rate swap agreement with Bancolombia with rights for USD5,690,000 and liability for $26,281 related to capital hedging and a Cross Currency Swap (interest rate) with BNP Paribas with rights for USD44,294,669 and liability for $125,000); under such agreement, the Company agreed to receive a 13.7% fixed interest rate and to pay floating rates based on LIBOR + 0.265% determined every six months.

Along 2007 the above-mentioned hedging operations generated interest for $3,780 (2006: $13,264) and had no impact on the exchange difference (2006: $3,334). These hedging operations expired in their entirety in the months of March and April.

During the year, forwards were closed for USD55 million, aimed at stabilizing the flows against fluctuations of the exchange rate dollar/ peso.

At the period's closing, forwards worth USD10 million remained open, which were traded to cover the debt service of the USD200 million syndicated loan. These generated an exchange difference of $62.

NOMINAL RATE	TYPE OF FORWARD	FORWARD
USD 5,000,000	Delivery	$ 2,033.56
USD 5,000,000	Delivery	$ 2,034.15

NOTE 15: ACCOUNTS PAYABLE

The balance of accounts payable at December 31 included:

	2007	2006
Related parties (1)	276,057	210,190
Suppliers and contractors	50,701	45,606
Financial expenses	27,116	26,125
Creditors	5,010	3,104
Dividends	34,428	28,810
Other accounts payable	315	269
Other taxes	8,386	5,501
Total accounts payable	**402,013**	**319,605**
Total long-term accounts payable	**274,541**	**203,293**
Total short-term accounts payable	**127,472**	**116,312**

(1) Includes $258,351 (2006: $198,609) related to loans received from TRANSELCA S.A. E.S.P. and ISA Capital Do Brasil, with the following conditions:

Affiliate	Maturity	Interest rate	Balance - capital	Balance - interest
	Loans granted by Colombian affiliates			
TRANSELCA S.A. E.S.P.	30-Dec-08	DTF + 1.5%	28,500	6,742
TRANSELCA S.A. E.S.P.	26-Dec-09	Fixed rate DTF AE December 31 of former year	31,908	3,160
TRANSELCA S.A. E.S.P.	07-Dec-12	Fixed rate DTF AE December 31 of former year	72,642	4,892
TRANSELCA S.A. E.S.P.	27-Dec-12	Fixed rate DTF AE December 31 of former year	12,537	803
TRANSELCA S.A. E.S.P.	07-Nov-12	Fixed rate DTF AE December 31 of former year	60,798	568
	Total loans with Colombian affiliates		206,385	16,165
	Loans granted by foreign affiliates			
ISA Capital Do Brasil	28-Dec-14	Libor 6M + 3%	51,966	21
	Total loans with foreign affiliates		51,966	21
	Total loans with affiliates		258,351	16,186

NOTE 16: LABOR LIABILITIES

Labor liabilities at December 31 included:

	2007	2006
Labor liabilities		
Severance payments and interests	2,815	2,525
Vacations	1,383	1,287
Vacation bonus	2,214	2,077
Other	27	37
Total labor liabilities	6,439	5,926
Less – short-term portion	5,354	4,931
Long-term labor liabilities	1,085	995

NOTE 17: ACCRUED LIABILITIES AND ESTIMATED PROVISIONS

Accrued liabilities and estimated provisions at December 31 included:

		2007	2006
Provision for retirement pensions	(1)	84,664	83,447
Provision for income tax and surtax	(2)	11,501	257
Provision for contingencies		833	545
Other provisions for agreed labor benefits	(3)	34,713	28,513
Other estimated liabilities and provisions	(4)	12,432	12,276
Total estimated liabilities and provisions		144,143	125,038
Less – long-term portion		119,377	111,961
Total short-term estimated liabilities and provisions		24,766	13,077

1) Corresponds to the amortized present value of pension liabilities at December 31 of 2007 and 2006, according to actuarial studies.

2) The year 2007 includes $10,087 for equity tax.

3) Present value of future health, education and aging benefits of pensioners; increase for 2007 up on 2006 is accounted for by 100% amortization of pension liabilities for health and education fringe benefits.

4) Includes $6,179 of FAER provision (2006: $6,114), $2,182 corresponding to incentives for results of variable compensation (2006: $1,539), and a payroll estimate for days pending payment at December 31 of 2007 worth $1,176.

17.1 RETIREMENT PENSIONS AND AGREED LABOR BENEFITS

Retirement pensions

Under the labor agreements (individual and collective) subscribed, the Company is required to pay pensions to employees who satisfy certain conditions of age and length of service. However, the Social Security Institute -ISS- and the pension management funds have assumed the greater part of this obligation upon compliance with certain legal requirements.

The present value for pension liability as of December 31, 2007, and 2006 was determined using actuarial calculations that comply with the law and specifically with individual and collective labor agreements (Collective Labor Pact and Collective Labor Agreement). The estimates used were as follows:

	2007	2006
Actual interest rate	4.80%	4.80%
Future increase of pensions and salaries	4.77%	5.34%
Number of people covered by the plan	450	459

On December 31, 2007, the Company had 633 (2006: 653) active employees, of whom 90 (2006: 118) are covered by the pension plan provided in the collective and individual agreements, while the remaining 543 (2006: 535) are under the jurisdiction of Law 100 of 1993. The actuarial estimate covers active personnel (90), retired personnel (308), surviving spouse pension benefit substitutions (36), pension portion for which ISA is accountable (12) and contingent personnel – retired personnel with more than 20 years of service (4).

As of December 31, 2007, ISA had amortized 81.35% of the pension liability projected to cover monthly pension payments; amortization is calculated with methodology set forth in Resolution No. 356 of September 5 of 2007 issued by CGN.

The movements in the actuarial estimate and the deferred liability at December 31 are as follows:

	Projected liability	Deferred cost	Net liability
Balance at December 31, de 2005	97,484	16,298	81,186
Plus increase in actuarial estimate	1,615	(646)	2,261
Balance at December 31, 2006	99,099	15,652	83,447
Plus increase in actuarial estimate	4,971	3,754	1,217
Balance at December 31, 2007	104,070	19,406	84,664

During 2007, pension payments totaled $10,258 (2006: $10,781).

Agreed Fringe Benefits

In the calculation of pension liabilities, the Company included agreed fringe benefits received by pensioners in addition to those required by legal regulations. This practice was adopted in 2005 as a prudent policy seeking alignment with International Accounting Standards -IAS-.

The calculation included fringe benefits with present value o f$34,713, agreed in individual and collective labor agreements to which present and future pensioners are entitled, such as education and health (supplementary plans and aid for health expenses) and pension contributions. Amounts and amortization are as follows:

	Total liability 2007	Total liability 2006	Total amort. Dec-07	Total amort. Dec-06
Pension payments	4,925	5,076	4,925	4,275
Study aid	2,067	1,479	2,067	1,245
Health aid	27,721	27,305	27,721	22,993
Total	34,713	33,860	34,713	28,513
Amortization percentage			100%	84.21%

(see Note 3 to the financial statements)

Up to the year 2006 amortization methodology of benefits and aids was the same one used for amortization of pension liability; on December 31, 2007 benefits and aids were 100% amortized, closely following international accounting standards. Accounting records for recognition of this liability and associated expenses are carried out in accounts different from those in which actuarial estimates are included.

17.2 INCOME TAX

Tax regulations applicable to the Company provide:

a) For 2007 and 2006, taxable income is subject to 34% and 35% income tax rate, respectively. Regulation set forth until 2006, surtax equivalent to 10% of the net income tax applicable to income taxpayers. As of 2008, income tax rate will be 33%.

b) The basis to determine income tax shall not be lower than 3% in 2007, and than 6% in 2006, of the Company's net fiscal equity on the last day of the preceding taxable year, calculated as established by tax regulations in force (Presumptive income).

c) The system of integral inflation adjustments has been suspended for fiscal effects as of fiscal year 2007.

d) Law 863 of 2003 established that income tax payers could deduct 30% of the effective investments made only in productive real fixed assets. According to changes made in Law 1111 of 2006, starting 2007, the percentage is 40% and its application does not result in income taxable for shareholders. Taxpayers that acquire productive fixed assets to be depreciated from January 1, 2007 onwards and avail of the deduction herein established can depreciate such assets only through the straight-line method and are not entitled to the audit benefit, even when complying with requirements established. After applying this regulation, and based on investments made by the Company during the year, the period's ordinary net taxable income was decreased by $44.041 (2006: $126.026).

e) As of December 31, 2007, the Company has neither fiscal losses nor excesses of presumptive over ordinary taxable income to be offset. According to tax regulations in effect, starting 2007, corporations are allowed to offset without any restriction as to percentage and time, readjusted tax losses with ordinary net taxable income, without affecting presumptive income of the fiscal year. Any excess of presumptive income over ordinary taxable income obtained as of 2007 can be offset with ordinary net taxable income of the following five (5) years readjusted for tax purposes. The losses of the corporations cannot be transferred to their shareholders. Fiscal losses from revenues that do not constitute income or incidental income and from costs and deductions not originating taxable income cannot be offset with ordinary net taxable income of the taxpayer.

f) As of 2004, income tax payers performing transactions with foreign related or associated parties and/or with residents of countries considered as tax haven, are required, for income tax purposes, to determine their ordinary and extraordinary revenues, costs and deductions, assets and liabilities, taking into consideration for these transactions the prices and profit margins of the market. At this time, the Company's management and its counsels have not concluded the updating study for 2007; however, based on the satisfactory results of the study conducted for 2006, their opinion is that no significant additional income tax provisions shall be required as a result of the study.

g) As a result of application of CGN Resolution No. 356 of September 5 of 2007 (to be applied retroactively as of January 1 of 2007), change arises in accounting treatment of equity investments of controlled entities on which the corporation has important influence, particularly for recording of updating through equity method, according to which, all exchange difference variations are considered equity variations until disposal of investment, therefore affecting equity instead of fiscal year's results. Pursuant to the provisions of fiscal regulation of investment in foreign currency, as of application of the above accounting rule generates a conciliatory entry between accounting and fiscal results, arising from the exchange difference from investments in foreign currency in controlled entities.

h) In 2005, Decision 578 of the Andean Community of Nations -CAN- entered into force. This decision seeks to avoid double taxation of the income earned in any of the member countries using an exoneration mechanism. Based on this decision and on the opinions of tax advisors, the income earned in countries that are members of the CAN are considered to be tax exempt.

i) Based on Law 963 of 2005, and for execution of projects "Caño Limón" and UPME 01 and 02 of 2003, in 2007 ISA filed a request with the Ministry of Trade, Industry and Tourism to sign a legal stability agreement for the business of energy transport. The Legal Stability Committee approved the request on December 20, 2007 for a 20-year term effective as of 2008. This agreement guarantees that, in the event of adverse modification to the regulations stabilized under the agreement, unmodified regulations shall continue to apply during the term of the agreement.

Stability was requested for the following regulations: income tax rate, equity tax, levy on financial transactions, special 40% deduction for investment in real productive assets, tax discount for imports of energy transport machinery, and deduction of inflation components of financial expenses. The agreement decreases tax risk resulting from changes in fiscal regulations.

j) Effectiveness of Law 1111 of 2006 on January 1, 2007 produced the following changes related to taxes:

The percentage of presumptive income over net fiscal equity was lowered from 6% to 2%.

100% of turnover tax, tax on billboards and signs, and real estate tax, and 25% of levy on financial transactions, can be deducted from income tax.

Article 254 of Fiscal Law was amended and no longer requires the subscription by Colombia of integration agreements or conventions for deduction of taxes paid abroad.

k) Starting 2007, inflation adjustments for fiscal effects are no longer valid, which means that rules for determining occasional gains and losses are again applicable. Additionally, the phasing out of integral inflation adjustments means that exchange difference revenues are to be part of the taxable base for turnover tax.

The reconciliation between accounting income and taxable income for 2005 and 2006 is as follows:

	2007	2006
Income before taxes	**272,914**	**164,139**
Plus items that increase distributable income:		
Monetary correction	6,229	50,534
Amortization of goodwill	4,318	-
Non-deductible provisions	2,982	1,341
Loss on Forward valuation	(10,062)	(20,425)
Net cost of assets sold	5,338	-
Cash dividends received	44,446	37,482
Non-deductible costs and expenses	7,095	16,665
Less items that decrease distributable income:		
Excess of depreciation and amortization	(23,898)	(16,658)
Additional depreciation expense and amortization for tax inflation adjustment	(43,680)	(39,669)
Write-off and tax provision for accounts receivable	2,145	(1,555)
Recovery of provisions	(80)	(9,000)
Income from equity method	2,492	56,644
Non-taxable dividends and participations	(20,858)	(16,324)
Investments exchange difference	(97,782)	-
Income from re-appraisal of fixed-income securities	20	(20)
Special deduction of productive real fixed assets	(44,041)	(125,785)
Amortization excess notional income	(21,234)	-
Other	(1,699)	(1,554)
Total ordinary income	**84,645**	**95,815**
Notional income	54,053	109,626
Taxable income	84,645	109,626

Notional income	84,645	109,626
Less tax-exempt income	(22,329)	(6,974)
Taxable income	62,316	102,652
Tax rate	34%	35%
Current income tax	21,187	35,928
10% surtax (1)	-	2,695
Total current taxes	**21,187**	**38,623**

(1) Determination of Surtax:

Determination of surtax	2007	2006
Current income tax	21,187	35,928
Tax discounts	(13,098)	(8,982)
Net income tax	8,089	26,946
10% Surtax	-	2,695

Net tax effect on the results of the year:

	2007	2006
Current income tax	21,187	35,928
Income tax from preceding years	221	-
Surtax expense	-	2,695
Debit deferred tax	16,581	(25,967)
Credit deferred tax	5,706	(1,025)
CAN countries tax	3,199	2,039
Net charge to income	**46,894**	**13,670**

Reconciliation between accounting and taxable equity at December 31:

	2007	2006
Accounting equity	3,833,320	3,313,067
Plus:		
Non-deductible provisions	69,557	80,064
Credit deferred tax	115,112	109,406
Monetary correction effect	633,541	680,811
Less:		
Accounting re-appraisals	1,299,243	1,296,727
Goodwill	229,777	234,095
Debit deferred tax	94,208	110,805
Tax to preserve democratic security	-	3,258
Excess of tax depreciation of fixed assets	306,053	281,742
Excess of amortization of deferred charges and intangible assets	24,657	31,677
Total taxable equity	**2,697,592**	**2,225,044**

The following temporary differences generated a deferred tax liability for tax years ended December 31:

	2007	2006
Debit deferred tax		
Provision for accounts receivable	5,492	2,300
Estimated liabilities	36,690	29,852
Retirement pensions	15,936	21,966
Inflation adjustments	227,292	257,557
Excess of notional income	-	13,811
Forwards	-	10,062
Total deferred tax basis	**285,410**	**335,548**
Tax rate	33%	33%
Debit deferred tax	94,185	110,731
Branch's deferred tax	23	59
Balance	94,208	110,790
Credit deferred tax		
Excess of tax depreciation	306,053	281,742
Excess of tax amortization fiscal	24,657	31,677
Equity method	18,110	18,110
Total deferred tax basis	**348,820**	**331,529**
Income tax rate	33%	33%
Credit deferred tax	115,111	109,405

The income tax returns for 2006 and 2005 are subject to the review and approval by the tax authorities. The Company's management and its legal counsels consider that the amounts accounted as income tax payable suffice to pay any liability that could be determined for such years.

Equity tax

Under Law 1111 of 2006, equity tax was established for fiscal years 2007, 2008, 2009 and 2010, payable by individuals, legal entities and unincorporated associations who pay income tax and whose net fiscal equity exceeds $3,000 million.

This tax shall be calculated on the basis of net fiscal equity as of January 1 of 2007, at a rate of 1.2%.

During the first semester of 2007, the management, based on article 25 of Law 1111 of 2006, and with approval of the Shareholders' Meeting of March 30 of 2007, recorded on the equity revaluation account, $20,173 equity tax.

NOTE 18: OTHER LIABILITIES

Balance of other liabilities at December 31:

Other short-term liabilities	2007	2006
Collections in favor of third parties	181	35
Delegated administration	15,997	7,625
Advance revenue from sales	19,071	6,130
Total other short-term liabilities	**35,249**	**13,790**
Other long-term liabilities		
Deferred taxes	115,111	109,405
Deferred income	42,249	54,413
Other minor	4,784	3,669
Total other long-term liabilities	**162,144**	**167,487**

NOTE 19: SHAREHOLDERS' EQUITY

SUBSCRIBED AND PAID-IN CAPITAL

Subscribed and paid-in capital at December 31 was distributed as follows:

Shareholder	2006 No. of shares	$ million	% Participation
Common shares			
The Nation	569,472,561	18,679	55.871%
Empresas Públicas de Medellín –EEPPM–	102,582,317	3,365	10.064%
Ecopetrol	58,925,480	1,933	5.781%
Empresa de Energía de Bogotá –EEB–	17,535,441	575	1.720%
Fondo de Pensiones Obligatorias Protección	49,427,960	1,621	4.849%
Fondo de Pensiones Horizonte	14,494,416	475	1.422%
Fondo de Pensiones Obligatorias Colfondos	14,343,297	470	1.407%
Fondo de Pensiones Santander	13,533,816	444	1.328%
Foreign investors	9,807,307	322	0.962%
ISA ADR Program	4,752,350	156	0.466%
Other shareholders	164,392,218	5,391	16.130%
Outstanding subscribed capital	**1,019,267,163**	**33,431**	**100.00%**
Reacquired own shares	17,820,122	585	
Total subscribed and paid-in capital	**1,037,087,285**	**34,016**	

Shareholder	2007 No. of shares	$ million	% Participation
Common shares			
The Nation	569,472,561	18,679	52.942%
Empresas Públicas de Medellín –EEPPM–	109,350,775	3,587	10.166%
Ecopetrol	58,925,480	1,933	5.478%
Empresa de Energía de Bogotá –EEB–	18,448,050	605	1.715%
Fondo de Pensiones Obligatorias Protección	45,539,999	1,494	4.234%
Fondo de Pensiones Obligatorias Porvenir	30,000,626	984	2.789%
Fondo de Pensiones Santander	23,217,553	762	2.158%
Fondo de Pensiones Horizonte	23,014,895	755	2.140%
Fondo de Pensiones Obligatorias Colfondos	18,206,577	597	1.693%
Foreign investors	9,487,546	311	0.882%
ISA ADR Program	3,424,875	112	0.318%
Other shareholders	166,572,437	5,462	15.485%
Outstanding subscribed capital	**1,075,661,374**	**35,281**	**100%**
Reacquired own shares	17,820,122	585	
Total subscribed and paid-in capital	**1,093,481,496**	**35,866**	

ISA can issue common and preferred shares, and shares with preferred dividend but without voting rights. All shares are registered and circulate either in a materialized or dematerialized manner, as decided by the Board of Directors in the corresponding ruling.

Outstanding shares are common, registered and dematerialized. Depósito Centralizado de Valores de Colombia –DECEVAL S.A.– is the entity where securities are deposited for their administration and custody, to facilitate and expedite the market agents' work.

SHARE ISSUE

Between November 16 and December 6 of 2007 ISA made a public offer for issuance of common, registered, capital stock shares; this offer used the Book Building methodology, as approved by Decree 3780 of October 1 of 2007 of the Colombian Financial Superintendency. Such mechanism allowed investors to propose the price and number of shares they were interested in buying, reaching demand for 178 million shares.

ISA's Board of Directors, in special meeting of December 7, formalized the public offer of the Company's shares and defined the total offer size at 56,394,211 shares, at a subscription price of $7,076 pesos per share.

Proceeds from this process shall be earmarked to finance the Company's investment plan and to optimize ISA's capital structure.

CAPITAL SURPLUS

Additional paid-in capital

The additional paid-in capital is the excess of the sales price over the par value of the subscribed shares. In 2007 it increased by $397,197, corresponding to share issue held on December 7.

Received for projects

This account represents amounts delivered by Government for the construction of the first circuit of the 500-kV line to the Caribbean Coast.

RESERVES

Legal reserve

The law requires the Company to appropriate 10% of annual net income as a legal reserve until the balance of the reserve is equal to 50% of subscribed capital. This mandatory reserve may not be distributed prior to the liquidation of the Company, but may be used to absorb or reduce net losses. Any balance of the reserve in excess of 50% of subscribed capital is at the disposal of the shareholders.

Mandatory reserve for tax purposes

The Shareholders' Meeting approved this reserve from net income, in compliance with Article 130 of the Tax Law, in order to obtain tax deductions for depreciation in excess of book depreciation. As legally provided, this reserve can be released whenever subsequent accounting depreciation exceeds tax depreciation, or when the assets giving rise to the incremental amount deducted are sold.

Reserve for reacquisition of own shares

The Shareholders' Meeting of March 22, 2001 approved $8,500 special reserve for the repurchase of own shares held by the stock liquidity fund that was created to add liquidity to ISA shares, and a $38,100 special reserve to acquire own shares held by EEPPM.

Reserve for reinforcement of equity

On March 26, 1999, the Shareholders' Meeting approved an occasional reserve in accordance with Article 47 of the Articles of Incorporation. This voluntary reserve was ordered so that the Company could retain its solid financial position and maintain the financial indicators required by the rating agencies, in order to obtain the investment degree and comply with contractual commitments to lenders.

Reserve for rehabilitation and replacement of STN assets

The Shareholders Meeting held on March 30, 2000, approved a $24,933 reserve for the rehabilitation and replacement of assets of the National Transmission System, and on March 18, 2002, approved an additional reserve of $12,502.

EQUITY REVALUATION

Inflation adjustments on equity accounts recognized until December 31, 2000, have been credited to this account and charged to the Income Statement. This amount cannot be distributed as dividend, but can be used to increase subscribed capital.

As of year 2007, and according to regulations in force, the tax on equity is accrued by decreasing this account (see Note 13).

SURPLUS FROM EQUITY METHOD

Relates to the contra entry of equity variations of investments in subsidiaries, as a consequence of application of the equity method (see Note 3.3).

As of year 2007, it includes the effect of exchange difference from translation of investments abroad.

NOTE 20: MEMORANDUM ACCOUNTS

The balance of memorandum accounts at December 31 was:

	2007	2006
Debit memorandum accounts		
Tax debit memorandum accounts (1)	2,615,856	2,512,147
Other contingent rights	53,622	54,082
Total debit memorandum accounts	**2,669,478**	**2,566,229**
Credit memorandum accounts		
Claims and lawsuits (see Note 20.1)	858,280	832,216
Guarantees granted	247,461	165,787
Tax credit memorandum accounts (2)	101,854	126,633
Other credit control accounts	6,888	7,168
Total credit memorandum accounts	**1,214,483**	**1,131,804**

(1) Represents differences with accounting, which result from applying the inflation adjustment system for tax effects and differences in accounting and tax deductions to determine ordinary net taxable income.

(2) Discloses the net effect of the year's monetary correction on the period's distributable income and the accounting and tax difference on liabilities.

20.1 CLAIMS AND LAWSUITS

ISA currently appears as party, as a defendant, plaintiff or as an intervening third party, of judicial processes of administrative, civil and labor nature. None of the processes in which the Company appears as a defendant or as an intervening third party could affect its stability. In its own name, it has taken the necessary judicial measures to carry out its corporate purpose and the defense of its interests.

Below is the information regarding the judicial processes which the Company is a party to:

a) At December 31, 2006, ISA has filed administrative claims against Electrificadora del Atlántico, Electrificadora de Bolívar and Empresa de Energía de Magangué for default interest on accounts for the use of STN and Energy Pool, for $14,854.

b) It has filed a civil claim against Sistep Ltda and Aseguradora de Fianzas S.A. -Confianza-, at the Circuit Civil Court No. 10 of Medellín, for USD1,936,618 plus $1,175, as a result of the delay in the delivery of equipment to the Yumbo and La Esmeralda substations and resulting damages. Additionally, ISA is claiming payment of the insurance policy by Confianza. The process is in the discovery stage.

c) Cundinamarca Administrative Tribunal, first Section. ISA has sued the Superintendency of Public Utilities for $1,424 as a result of issuing administrative acts that prevent ISA (ASIC) from exercising its rights to limit power supplies and the collection of billings to Empresas Públicas de Caucasia. The process is pending judgment.

d) Administrative Tribunal of Antioquia. ISA has filed a nullity and redress lawsuit against the tax authorities (Dirección de Impuestos y Aduanas Nacionales -DIAN-), for $4.780, related to default interest in favor of ISA, resulting from the non-timely reimbursing excess income tax paid in 1995. The process is currently awaiting judgment from the Tribunal.

e) Administrative Tribunal of Antioquia. ISA challenged Resolution 1233 of 2001, by which the Municipality of San Carlos requested payment of taxes by the public space occupation for $1,839 for the year 2000. The process is awaiting judgment at the Tribunal.

f) Nullity and redress process No. 064. Flores III LTDA & CIA. S.C.A. E.S.P. has sued the Nation - Ministry of Mines and Energy, CREG, ISA and Electrificadora del Caribe S.A. E.S.P.- Claim: Declaration of nullity of CREG Resolution 031 of July 22, 1999, by which the appeal presented by Electricaribe S.A. was accepted, releasing the company from paying amounts invoiced by ISA for the restriction of the 220-110 kV autotransformer. Declaration of nullity of alleged administrative act resulting from failure to answer within the legal term a request for direct repeal of the foregoing resolution and award payment of $2,343. The process was decided on the first instance and ISA was to pay the claims; it is pending decision from the State Council since 2003.

g) Administrative Tribunal of Antioquia. Termocandelaria has filed a nullity and redress lawsuit against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $20,794 regarding CREG Resolutions 034, 038 and 094 of 2001.

h) Administrative Tribunal of Antioquia. Central Hidroeléctrica de Betania S.A. E.S.P. has filed nullity and redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $54,598 and USD15,4 million, for capacity charges - CREG Resolutions 077 and 111 of 2000.

i) Administrative Court of Antioquia. Emgesa S.A. E.S.P. has filed nullity and redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $193,662 and USD82.4 million regarding application of CREG Resolutions 077 and 111 of 2000.

j) Administrative Court of Antioquia. Chivor S.A. E.S.P. has filed nullity and redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $89,008 and USD32.5 million for capacity charges - CREG Resolutions 077 and 111 of 2000.

k) Administrative Court of Antioquia. Proelectrica & Cia S.C.A. E.S.P. has filed nullity and redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $9,207 regarding application of CREG Resolutions 034 and 038 of 2001.

l) Administrative Court of Antioquia. Termotasajero S.A. E.S.P. has filed nullity and redress lawsuits against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $128,848 regarding application of CREG Resolutions 034 and 038 of 2001.

The lawsuits for application by ISA, as the Administrator of the Commercial Settlement System (Administrador del Sistema de Intercambios Comerciales - ASIC-), of CREG Resolutions 077 and 111 of 2000, capacity charges, correspond to CREG's change in calculation methodology, which according to the plaintiff companies caused them damages; the same happens with Resolutions 034 and 038 of 2001. The agents consider that these provisions considerably reduce their income. In such transactions, ISA acted as the agent of third parties, and in this way its own equity would not be at stake in said processes. According to legal and technical analysis, ISA has enough grounds to consider that it will be released in these processes, because of as Administrator of the Commercial Settlement System it should have applied CREG regulations, duties from which it could not be released. Invoices billed and resolutions issued by ISA to answer the appeals, strictly comply with the aforementioned resolutions; therefore, they cannot be the cause of alleged damages claimed by the plaintiffs. Eventually, in case of negative results, ISA could request compensation or account settling between the market agents taking part in these transactions, which would permit the Company's equity to remain unharmed.

m) Gomez Cajiao y Asociados has filed a contractual lawsuit requesting the nullity of act awarding Public Bid C-002, the absolute nullity of BL98 contract, and redress of its right as proponent. Amount claimed: $2,000.

n) Empresas Públicas de Medellín has filed a nullity and redress lawsuit against ISA, the Nation, the Ministry of Mines and Energy, and CREG, in the amount of $947 for recording of customer metering points.

o) Claudia Andrea Córdoba and Fabiana Zanín Córdoba have filed a tort claim for $4,000 for the accident of a family member during the performance of a contract.

As of December 31, 2007, there exist other labor, civil and administrative claims pending decision for a total amount close to $2,100 that are related to the normal course of operations of ISA. The Company's management and its legal counsels consider remote the possibility of loss as a result of such claims.

20.2 GUARANTEES IN FORCE

At 2007 year's end the following bank guarantees were in force:

a) Guarantee established in 2006, guaranteeing affiliate ISA Peru's compliance with loan's obligations.

Guaranteed affiliate	Beneficiary of the guarantee	Amount (USD)	Colombian entity commission	Annual commission (%)	Correspondent Bank	Correspondent annual commission (%)	Initial date	Maturity	Object
ISA Perú S.A.	Citibank Perú	838,529	Corficolombiana	1.80%	UBS AG (Stanford)	1.50%	29/08/06	28/08/08	Compliance with debt service of IFC and FMO loan

b) Guarantee established in November 2007 to secure compliance by ISA of obligations assumed under contract E-491, whose purpose is to provide ETESAL with remote consulting services for preparation of the Expansion Plan of El Salvador's transmission system.

Guaranteed Contract	Beneficiary of the guarantee	Amount (USD)	Colombian entity commission	Correspondent Bank	Initial date	Maturity	Object
E-491	ETESAL S.A.	1,250	Bancolombia	Banco Agrícola de El Salvador	29/11/07	19/04/08	Performance guarantee

c) Performance guarantee by ISA for ETESA GG-123-2007-ISA4500033541 agreement whose purpose is the preparation of pre-design and engineering for the Colombia-Panama Electric Interconnection in HVDC, and technology transfer for ISA and ETESA.

Guaranteed Contract	Beneficiary of the guarantee	Amount (USD)	Colombian entity commission	Correspondent Bank	Initial date	Maturity	Object
ETESA GG-123-2007-ISA4500033541	Cesiterna	423,816	Banco de Bogotá	Intesa BCI Comit (Italia)	20/12/07	13/01/09	Performance guarantee

In 2004, ISA became guarantor of the payment obligations of Flycom Comunicaciones S.A. E.S.P. under an infrastructure capital leasing operation with Leasing de Crédito. The amount guaranteed was $2,031 that corresponds to 75.04% of the whole operation. The guarantee was transferred to Internexa S.A. E.S.P. in December as a result of the merger of the two companies. This guarantee will be in force until September 17, 2013.

The guarantees that required authorizations were previously approved by the Parent Company's Board of Directors and by the entities that regulate public debt.

Guarantees established by ISA include:

a) Pledge to lenders of 100% value of current and future shares in subordinate companies Red de Energía de Perú, ISA Perú and ISA Bolivia S.A. The term of the pledge equals that of the loans. The operation was approved by the Corporation's Board of Directors, and it required both the favorable opinion of the National Planning Department -DNP and authorization resolution of the Ministry of Finance and Public Credit.

b) Guarantee signed on June 29 of 2007 between ISA as guarantor and Banco Centroamericano de Integración Económica -BCIE- as beneficiary; according to which, ISA guarantees the obligations of Empresa Propietaria de la Red S.A. -EPR- under loan agreement signed with BCIE, for USD40 million, related to financing of the SIEPAC project. The guarantee must be valid until total principal is paid off (June 29 of 2027).

c) The Board of Directors in meeting of December 14 of 2007 authorized ISA, through its legal representative, so that in its condition as direct controller of Interligação Elétrica de Minas Gerais S.A. -IEMG-, and in the percentage equivalent to its participation in that affiliate, offers and establishes a guarantee in favor of the bank that extends the bridge loan to IEMG up to BRL88 million; under such guarantee, ISA shall assume responsibility for default on IEMG's part

NOTE 21: OPERATING REVENUES

These are revenues from services delivered by the Company: Transmission of Electric Power (use of the STN), connection to the National Transmission System and energy transport ancillary services (management, operation, and maintenance, specialized technical services, special studies, infrastructure availability, and project management). Services were rendered to the following customers:

	2007	2006
Codensa	105,609	98,615
EEPPM	108,574	92,061
Electricaribe	53,122	50,279
Electrocosta	45,100	43,937
Emcali	41,707	40,648
Isagen	48,552	39,992
Emgesa	30,630	36,448
Corelca	22,298	18,783
Other customers with invoicing less than 5% of total	306,767	293,941
Total operating revenues	**762,359**	**714,704**

NOTE 22: OPERATING COSTS

Operating costs for the years-ended December 31 are detailed as follows:

	2007	2006(*)
Personnel expenses	42,675	37,860
Materials and maintenance	26,938	26,398
Fees	6,038	4,958
Rentals	980	817
Insurance	5,889	7,075
Utilities	9,675	9,103
Intangibles	2,152	1,226
Environment and social – ISA Región	4,375	3,829
Communications	400	348
Advertising, prints and publications	119	69
Studies	1,855	108
Miscellaneous (1)	6,452	6,673
Contributions and taxes	61,833	64,363
Operating costs before depreciation and amortization	**169,381**	**162,827**
Depreciation (2)	96,108	77,272
Amortization (3)	11,423	3,574
Depreciation, amortization	**107,531**	**80,846**
Total operating costs Total	**276,912**	**243,673**

(*) Reclassified for comparative effects.

(1) Amount capitalized to studies, projects and those assigned for the recovery of towers.

(2) The increase in depreciation is explained by the commissioning of the projects UPME 1 and UPME 2 of 2003, and also by the reclassification as administration assets of the telecommunications network, lines and cables component.

(3) The increase in amortization is due to the application of the new accounting procedures established by CGN, and according to which, the way in which intangibles (rights, software and licenses) were amortized was modified.

The following table summarizes total operating costs detailing capitalization expenses and/ or cost assignation:

	2007			2006(*)		
	Total	Capitalized	Net	Total	Capitalized	Net
Operating costs before depreciation and amortization	172,295	(2,914)	169,381	168,503	(5,676)	162,827
Depreciation and amortization	107,531	-	107,531	80,846	-	80,846
Total	**279,826**	**(2,914)**	**276,912**	**249,349**	**(5,676)**	**243,673**

(*) Reclassified for comparative effects.

NOTE 23: ADMINISTRATION EXPENSES

Administration expenses at December 31 consisted of:

	2007	2006(*)
Personnel expenses	49,311	49,374
Materials and maintenance	835	1,393
Fees	2,826	4,368
Rentals	620	530
Insurance	650	746
Utilities	4,973	5,670
Intangibles	3,648	1,187
Communications	343	344
Advertising, prints and publications (1)	2,016	1,566
Studies	5,170	2,413
Miscellaneous	2,807	2,070
Contributions and taxes	746	1,297
Administration cost before depreciation and amortization	**73,945**	**70,958**
Provisions	2,741	701
Depreciation (2)	1,980	5,343
Amortization (3)	10,994	2,971
Total provisions, depreciation, amortization	**15,715**	**9,015**
Total administration expenses	**89,660**	**79,973**

(*) Reclassified for comparative effects.

(1) The item Institutional Advertising includes positioning actions conducted for ISA and Grupo ISA through specialized media that reach the target group of the Company as follows:

ISA. The following activities were carried out: positioning actions for ISA, participation of ISA in events, commemoration of ISA's 40th anniversary, brand strategy, updating of the database for events, service of publi-hold in ISA's answering machines with institutional messages, participation in events, advertising material and printed matter, institutional billboards, press monitoring and digital archive.

Grupo ISA. The following activities were carried out: positioning actions for the Group, participation of Grupo ISA in events, brand architecture for the Group, updating of the Group's events database, participation in international events, advertising materials and printed matter, press monitoring and digital archive.

Along the year, Public Relations expenses amounted to $6, which correspond to payment on account of entertainment expenses of the CEO's office.

(2) In 2007, telecommunications networks, lines and cables were reclassified as operating assets. As a result, administration depreciation expense decreased by $3,080 with respect to the previous year, and said value is disclosed under operating costs and expenses.

(3) The increase during 2007 is explained by amortization of goodwill in the acquisition of Consorcio TransMantaro S.A. por $4,318. Additionally, according to procedures established by CGN, amortization of intangibles (software and licenses) was accelerated.

The following table summarizes total administration expenses, detailing expenses capitalization and/or assignation:

	2007 Total	2007 Capitalized (1)	2007 Net	2006(*) Total	2006(*) Capitalized (1)	2006(*) Net
Operation costs before depreciation and amortization	74,775	(830)	73,945	72,849	(1,891)	70,958
Depreciation and amortization	12,974	-	12,974	8,315	-	8,315
Provisions	2,741	-	2,741	700	-	700
Total	90,490	(830)	89,660	81,864	(1,891)	79,973

(*) Reclassified for comparative effects.

(1) Amount capitalized to studies, projects and those assigned for the recovery of towers.

TOTAL OPERATING COSTS AND EXPENSES

The following table details total operating costs and expenses for 2007 and 2006:

	2007	2006(*)
Personnel expenses	91,986	87,234
Materials and maintenance	27,773	27,791
Fees	8,864	9,326
Rentals	1,600	1,347
Insurance	6,539	7,821
Utilities	14,648	14,773
Intangibles	5,800	2,413
Environment and social – ISA Región	4,375	3,829
Communications	743	692
Advertising, prints and publications	2,135	1,635
Studies	7,025	2,520
Miscellaneous	9,259	8,744
Contributions and taxes	62,579	65,660
Costs and expenses before provisions, depreciation and amortization	**243,326**	**233,785**
Provisions	2,741	701
Depreciation	98,088	82,615
Amortization	22,417	6,545
Total provisions, depreciation and amortization	**123,246**	**89,861**
Total operating costs and expenses	**366,572**	**323,646**

(*) Reclassified for comparative effects.

No internal or external advisors with the main function of processing affairs with public or private entities, or advice on or prepare studies for such effect were hired in 2007.

In 2007, to record operating and production costs (Class 7) and sales costs (Class 6), the Company used costing methods and procedures established in Resolution No. 20051300033635 of 2005 of the Superintendency of Domiciliary Public Utilities.

The costing system used is the "Activity Based Cost", which intends to have a correct relation of operating or production costs, with a specific service, or group of services or a Business Unit, by identifying each activity, the use of a conductor or distribution basis and its reasonable measure.

This system considers that expenses accrued in each area of administrative responsibility should be assigned to the Business or Service Unit in accordance with the activities (support process) developed by these areas.

NOTE 24: NON-OPERATING REVENUES AND EXPENSES

Non-operating revenues at December 31 included:

	2007	2006
Financial revenues		
Interest		
On overdue accounts receivable and other loans	3,383	37,372
Monetary readjustment yields	1,029	1,871
Investment valuation	3,003	2,048
Commercial, conditioned and agreed discounts	460	725
Total interest	**7,875**	**42,016**
Exchange difference		
Cash	5,423	10,257
Accounts receivable	3,107	2,971
Investments abroad	893	5,306
Other assets	122	372
Accounts payable	1,750	15,307
Financial liabilities	110,963	186,995
Total exchange difference	**122,258**	**221,208**
Total financial revenues	**130,133**	**263,224**
Revenues from equity method	**59,259**	**46,421**
Extraordinary revenues		
Indemnities	1,936	46
Rentals	104	685
Recoveries (1)	1,110	12,929
Revenues from prior years	1,401	1,331
Other (2)	6,193	3,946
Total extraordinary revenues	**10,744**	**18,937**
Total non-operating revenues	**200,136**	**328,582**

(1) In 2007, it includes recoveries of provision of pension actuarial estimate in the amount of $543 (2006: $1,657). The decrease is explained by accounting in 2006 of increased receivables recovery, insurance and expenses from prior years.

(2) The year 2007 includes $4,637 of sales of assets.

11

Non-operating expenses for years-ended December 31 included:

		2007	2006
Financial			
Interest and commissions			
On financial liabilities and hedging operations		108,469	81,606
Interests and commissions on bonds		96,738	81,378
Commissions		6,529	16,113
Administration of security issues	(1)	6,061	862
Loss from valuation and sale of investments		4,094	285
Miscellaneous		757	945
Total interests and commissions		**222,648**	**181,189**
Exchange difference			
Assets		5,664	104,167
Investments		1,486	78,895
Accounts payable		7,905	35,107
Financial liabilities		1,268	22,427
Hedging operations		-	6,812
Total exchange difference		**16,323**	**247,408**
Total financial expenses		**238,971**	**428,597**
Expense from equity method		**61,751**	**103,065**
Other expenses			
Losses on casualties	(2)	10,660	19,968
Loss from retirement of assets		3,727	1,151
Other	(3)	7,503	1,202
Prior years adjustments		396	1,518
Total other expenses		**22,286**	**23,839**
Total non-operating expenses		323,008	555,501

(1) Includes $5,198 corresponding to expenses in share issuance.

(2) During 2007 and 2006, the Company was affected by terrorist attacks to the electric infrastructure, which implied incurring extraordinary expenses for its recovery, including personnel expenses related thereto.

(3) 2007 includes $6,248 for retirement of inventories and $237 for donations part of the solidarity and education support programs.

NOTE 25: FINANCIAL INDICATORS

Some financial indicators at December 31:

	2007	2006
Return on assets Operating income/ Net average of fixed assets in service (%)	16.0%	17.0%
Return on equity Net Income /average equity (accounting income) (%)	6.3%	4.9%
EBITDA/ Operating interest (times)	2.62	3.07
EBITDA/ Long-term debt (times)	0.39	0.30
Liquidity Current assets/ current liabilities	65.29%	69.66%
Indebtedness Liabilities / Assets	39.64%	43.62%

RETURN ON ASSETS: This result is explained by the behavior of macroeconomic variables that limited the growth of operating revenues, as well as by regulatory changes which demanded recognition as expenses of the period the studies and deferred charges of which the economic benefits had already been received or whose monetary measurement was not quantifiable.

RETURN ON EQUITY PROFITABILITY: Its improvement is explained by the effect of revaluation on debt, taking into account that the exchange difference in investment affects equity but not results.

EBITDA/ Operating interest (times): Affected by interest of the financing for the CTEEP acquisition, debt which was paid in full in December of 2007.

EBITDA/ Long-term debt (times): Increase corresponds to greater EBITDA and to decrease in long-term debt.

LIQUIDITY: The decrease is explained by purchase in December of 2007 of the Betania Substation with accounts payable for the year 2008.

Noteworthy is the fact that the energy transmission business is supported by a strong physical infrastructure; therefore, a large percentage of its expenses (depreciation, provisions and amortization) do not imply cash expenditure, which allows for coverage of short-term liabilities with cash flow from the business.

INDEBTEDNESS: The decrease is explained by the issue of shares at the end of 2007, used to finance the investment plan and to optimize the capital structure of the Company.

NOTE 26: TRANSACTIONS WITH RELATED PARTIES

The main balances and transactions with related parties during 2007 and 2006 are:

	2007	2006
Balances		
Equity investments		
TRANSELCA S.A. E.S.P.	490,137	531,680
ISA Capital Do Brasil	820,724	430,467
REP S.A.	97,405	106,646
INTERNEXA S.A. E.S.P.	121,679	99,496
Transmantaro S.A.	56,939	63,867
FLYCOM Comunicaciones S.A. E.S.P.	-	32,849
ISA Perú S.A.	13,906	15,945
ISA Bolivia S.A.	26,242	23,698
XM, Compañía de Expertos en Mercados S.A. E.S.P.	22,461	16,083
Debtors		
TRANSELCA S.A. E.S.P.	254	51
INTERNEXA S.A. E.S.P.	7,179	1,480
FLYCOM Comunicaciones S.A. E.S.P.	0	2,813
ISA Perú S.A.	159	438
REP S.A.	2,481	2,110
ISA Bolivia S.A.	719	796
XM, Compañía de Expertos en Mercados S.A. E.S.P.	262	401
Accounts payable		
TRANSELCA S.A. E.S.P.	222,938	151,516
ISA Capital Do Brasil	62,339	57,730
FLYCOM Comunicaciones S.A. E.S.P.	0	341
INTERNEXA S.A. E.S.P.	17,036	4,227
REP S.A.	143	113
XM, Compañía de Expertos en Mercados S.A. E.S.P.	793	358
Equity transactions		
Dividends received		
TRANSELCA S.A. E.S.P.	23,945	21,807
REP S.A.	9,433	-
INTERNEXA S.A. E.S.P.	0	8,123
ISA Perú S.A.	1,936	4,021
TransMantaro S.A.	8,406	-

	2007	2006
Transactions related to results		
Revenues		
TRANSELCA S.A. E.S.P.	857	498
INTERNEXA S.A. E.S.P.	13,739	11,644
FLYCOM Comunicaciones S.A. E.S.P.	0	4,105
ISA Perú S.A.	1,785	2,224
ISA Bolivia	1,026	636
REP S.A.	9,086	3,490
XM, Compañía de Expertos en Mercados S.A. E.S.P.	1,981	2,160
ISA Capital Do Brasil	0	30,313
Expenses		
TRANSELCA S.A. E.S.P.	13,164	9,064
INTERNEXA S.A. E.S.P.	960	184
FLYCOM Comunicaciones S.A. E.S.P.	0	3,692
XM, Compañía de Expertos en Mercados S.A. E.S.P.	5,527	279
ISA Perú S.A.	0	325
REP S.A.	1,098	2,553
ISA Bolivia S.A.	0	533
TransMantaro S.A.	6	0
ISA Capital Do Brasil	3,985	25
Administrators (1)		
Board of Director's fees	303	358
Managers' salaries and benefits	4,943	4,772
Managers' bonuses	1,173	833
Aids to managers and others	653	356
Loans receivable from managers	2,704	2,736

(1) The detail of amounts received by managers is:

Item	Directors (*)	Managers (**)	Total
Integral salary	2,917	1,807	4,725
Benefits (education and health)	253	86	339
Bonuses (temporary transfers, results, directive position)	745	429	1,173
Vacations	182	36	218
Other (sick leaves and non-variable per-diems)	200	114	314
Total earned	**4,297**	**2,472**	**6,769**
Loans balance	**1,176**	**1,528**	**2,704**

* "Directors" includes 27 executives of the Company, whose posts are as follows:

Maintenance Deputy Manager - Operation and Commercial Deputy Manager - Supplies Director - Director of Operating Audit - Commercial Director - Accounting and Costs Director - Northwest CTE Director - Southwest CTE Director - Central CTE Director - East CTE Director - Organizational Development Director - Project Execution Director - Grid Management Director - Affiliate Management Director - Maintenance Management Director - Human Talent Management Director

- Information Technology Director - Project Engineering Director - Legal Director - Logistics Director - New Business Director - Corporate Planning Director - Financial and Tax Planning Director - Planning and Regulations Director - Corporate Image Director - Financial Resources Director - Social and Environmental Director.

** "Managers" includes 8 executives, whose posts are as follows:

Chief Executive Officer, Secretary General, Corporate Auditor, Corporate Finance Manager, Corporate Strategy Manger, Project Infrastructure Manager, Energy Transport Manager and Administrative Manager.

Covenants or contracts with subsidiaries for the acquisition of goods and services take into account the terms, conditions and costs generally used by ISA with non-related third parties, i.e. the market conditions.

Application of transfer pricing introduced by Law No 788 of December of 2002, started in January 1, 2004. This law states that transactions with related parties abroad should be priced at the same prices that would be applied to independent third parties.

No internal or external advisors with the main function of processing affairs with public or private entities, or advice on or prepare studies for such effect were hired in 2007.

NOTE 27: SUBSEQUENT EVENTS

No relevant issues were discovered from the time of the closing of the Financial Statements on December 31, 2006, that would materially affect the financial situation of the Company.

OTHER ISSUES OF INTEREST:

CREG Resolutions 098 and 110 of 2007: Resolutions drafts with a proposed revision of the remuneration scheme for the electric energy transmission activity.

Regulated revenues methodology for remuneration of assets not subject to bid processes, stipulated by CREG Resolution 022 of 2001, stands, whereas revision of the following parameters is proposed: Constructive Units and Unit Costs; Remuneration Rate; Useful Life; AOM and Lands Percentage. Quality scheme modifications are also proposed.

If the studies and analyses the Company is currently conducting, together with its objective discussions on the drafts, are incorporated into GREG final Resolution, the value of the Company's revenues for use will be virtually kept intact in this revision process.

On February 7 of 2008, Resolution No. 003 of the Energy and Gas Regulatory Commission –CREG– was published in the Colombian Official Gazette in compliance with the provisions of article 68 of Law 1151 of 2007, adopting new necessary adjustments to the regulation in force to incorporate one peso ($1) per kilowatt-hour transported into the value corresponding to regulated charges recognized for use of the national transmission system -STN-. This contribution shall be the finance source for Programa de Normalización de Redes –PRONE–, Network Normalization Program, created by Law 812 of 2003, which did not provide for this additional peso to be paid by national transmission companies. In January 23 of 2008, Resolution MME 18 0070 determined that the contribution should be incorporated into the electric energy tariff through charges for use of the STN. The revenue portion corresponding to use of STN and the expenditure of the Company corresponding to the PRONE contribution shall not significantly affect the Company's results, given that its value (one peso per kilowatt-hour transported) is included in the electricity service tariff.

Optimization of goodwill in Brazil

Along the year 2007, the Company developed a plan for optimizing (fiscal deduction) at CTEEP the goodwill existing in ISA Capital Do Brasil, through a process of corporate reorganization. To that end a new corporation called "ISA Participações do Brasil Ltda." was established.

Proyectos de Infraestructura de Perú S.A.C.

In January 2008, ISA purchased 999 of the 1,000 shares that make up the capital stock of Sociedad Proyectos de Infraestructura de Perú S.A. domiciled in Lima (Perú). Each share purchased has a par value of one sol (S/1.00). The new affiliate of ISA has as its purpose the conduction of all kinds of activities related to the construction of transmission lines and electricity projects and in general any activity in the construction sector.

PRICEWATERHOUSECOOPERS

STATUTORY AUDITORS' REPORT
February 15, 2008

To the Shareholders of
Interconexión Eléctrica S. A. E.S.P.

I have audited the balance sheet of Interconexión Eléctrica S.A. E.S.P. at December 31, 2007 and 2006 and the corresponding statements of income, of changes in the shareholders' equity and of cash flows for the years then ended. These financial statements, which are attached, are the responsibility of the Company's management, since they reflect their performance; my functions include auditing them and expressing an opinion thereon.

I obtained the information necessary to comply with my statutory audit duties and carried out my work in accordance with auditing standards generally accepted in Colombia. Those standards require that I plan and perform the audit to satisfy myself that the financial statements present fairly the financial position and the results of the operations. An audit of financial statements implies, among other matters, examining, on a test basis, the evidence supporting the amounts and disclosures in the financial statements, and assessing the accounting principles used, the accounting estimates made by management, and evaluating the overall financial statements presentation. I believe that my audits provide a reasonable basis for the opinion on the financial statements that I express in the following paragraph.

In my opinion, the aforementioned financial statements audited by me, that were faithfully taken from the accounting books, present fairly the financial position of Interconexión Eléctrica S.A. E.S.P. at December 31, 2007 and 2006, the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Colombia for companies under the surveillance of the Colombian General Accounting Office and of regulations of the Superintendency of Domiciliary Public Utilities, as indicated in Note 3 to the financial statements.

As indicated in Note 3 to the financial statements, as of 2007, according to instructions from the Colombian General Accounting Office, the Company introduced the following changes in the accounting information: recording as part of equity the exchange difference generated along the year by investments in subsidiaries abroad, modified the proceeding for amortization and determination of useful life of certain intangible assets, deferred assets and actuarial estimate for retirement pensions, and charged the payment of equity tax against equity revaluation; likewise, the full amount of actuarial estimate for fringe benefits was charged to the results of the year. The effect of such changes is detailed in Note 3.

As indicated in Note 6 to the financial statements, the auditors of the subordinated company located in Brazil included in their report one emphasis of matter related to the accountability of payment of affiliate CTEEP's retirement-pension supplement plan established by Law No. 4819/58, that according to management and its legal counsels, falls on the State of Sao Paulo, reason why the affiliate has not posted in its consolidated financial statements any liability in this respect.

Based on the results of my remaining statutory audit work, it is also my opinion that during 2007 and 2006 the Company's books were kept in conformity with legal requirements and sound accounting techniques; the transactions recorded in the books and the acts of administrators complied with the bylaws and the decisions of the Shareholders' Meeting and the Board of Directors; the correspondence, the accounting vouchers and the minutes books and share register were properly kept and safeguarded; adequate measures were observed with respect to internal control and the preservation and custody of the Company's assets and those of third parties in its possession; External Circular Letter No. 0010 of 2005 of the Financial Superintendency which requires implementation of mechanisms to prevent and control laundering through the securities market of assets originated in illegal activities, were complied with; the contributions to the Integral Social Security System were properly computed and paid on a timely basis; and the financial information contained in the management report agrees with that included in the accompanying financial statements.

Carlos Enrique Gordillo B.
Statutory Auditor
Professional Card No. 33537-T

12

Annual report 2007





SPECIAL REPORT ON TRANSACTIONS WITH AFFILIATE COMPANIES

In compliance with Article 29 of Law 222 of 1995 and given the existence of the Economic Group, we present to the Shareholders' Meeting the special report on the economic relationships with the Group companies during 2007 and 2006 that have been directed and coordinated by the Parent Company, Interconexión Eléctrica S.A. E.S.P.

Commercial transactions carried out during 2007 and 2006 among the Group companies, either directly or indirectly, abide by the provisions of Law 788 regarding transfer prices in force since January 1st 2004.

The main transactions between ISA and its affiliates correspond to:

- Project management
- Sale of operation and maintenance services
- Lease of facilities for operation
- Sale of services of installation and setting up of information systems
- Consulting on process reorganization and area operation
- Cash flow loans
- Other associated services
- Delivery of dividends

It is important to highlight that none of the items below have taken place among the Group companies during the same period:

- Offset free-of-charge services
- Loans without any interest or consideration by the mutuary
- Loans that impose upon the mutuary an obligation not corresponding to the essence or nature of the agreement
- Loans with interest rates different from those paid or charged to third parties
- Operations whose characteristics differ from those carried with other third parties

As to equity participation, the Parent Company updates investments in the affiliates through application of the equity method, after homologating accounting rules and practices and translating financial statements into Colombian pesos with the United States Dollar as reference currency.

The Group's financial information is consolidated through the global integration methodology, according to which, significant balances and transactions between the Parent Company and the affiliates are eliminated, and minority interests corresponding to equity and the results of the period are recognized and presented in the consolidated financial statements.

Main balances and transactions with affiliates during 2007 and 2006 were:

	2007	2006
From the Balance Sheet		
Equity Investments		
TRANSELCA S.A. E.S.P.	490,137	531,680
ISA Capital Do Brasil	820,724	430,467
REP S.A.	97,405	106,646
INTERNEXA S.A. E.S.P.	121,679	99,496
TransMantaro	56,939	63,867
FLYCOM Comunicaciones S.A. E.S.P.	-	32,849
ISA Perú S.A.	13,906	15,945
ISA Bolivia S.A.	26,242	23,698
XM Compañía de Expertos en Mercados S.A. E.S.P.	22,461	16,083
Accounts Receivable		
TRANSELCA	254	51
INTERNEXA	7,179	1,480
FLYCOM	0	2,813
ISA Perú	159	438
REP	2,481	2,110
ISA Bolivia	719	796
XM	262	401
Accounts payable		
TRANSELCA	222,938	151,516
ISA Capital Do Brasil	62,339	57,730
FLYCOM	0	341
INTERNEXA	17,036	4227
REP	143	113
XM	793	358
Equity transactions		
Dividends received		
TRANSELCA	23,945	21,807
REP	9,433	
INTERNEXA	0	8,123
ISA PERÚ	1,936	4021
TransMantaro	8,406	-

	2007	2006
Transactions related to the income statement		
Revenues		
TRANSELCA	857	498
INTERNEXA	13,739	11,644
FLYCOM	0	4,105
ISA Perú	1,785	2,224
ISA Bolivia	1,026	636
REP	9,086	3,490
XM	1,981	2160
ISA Capital Do Brasil	0	30313
Expenses		
TRANSELCA	13,164	9,064
INTERNEXA	960	184
FLYCOM	0	3,692
XM	5,527	279
ISA Perú	0	325
REP	1,098	2,553
ISA Bolivia	0	533
TransMantaro	6	0
ISA Capital Do Brasil	3,985	25

The decisions of major significance that the controlled corporation has made or has omitted to made because of influence or in interest of the controlling corporation, as well as the decisions of major significance that the controlling corporation has made or has omitted to made because of influence or in interest of the controlled corporation are as follows:

TRANSELCA S.A. E.S.P.

On January 2, 2007, the market is informed about acquisition by ISA of 633,387,729 common shares of TRANSELCA held by Ecopetrol and equivalent to 34,9988%. After this operation, ISA's direct participation in is 99.99667%.

Under the operation, Ecopetrol received 58,925,480 shares of ISA, for a total participation of 5.78%.

XM, Compañía de Expertos en Mercados S.A. E.S.P.

On October 3, 2007, the company XM, Compañía de Expertos en Mercados S.A. E.S.P., subscribed the public deed to establish Cámara de Riesgo Central de Contraparte de Colombia S.A. -CRCC-. XM's initial stock participation is 5.39%, which meant contributions in the amount of $1.563 million and a position in the corporation's board of directors. CRCC's major shareholder is Bolsa de Valores de Colombia S.A. with initial participation of 18,09%. CRCC's corporate purpose is the provision of settling services as central counterparty in operations involving securities, foreign exchange, goods and commodities that can be traded in the capital market and any kind of derivative, instrument or contract. The corporation seeks to reduce or abolish default risks on such obligation.

Internexa

On January 10, 2007, Internexa S.A. E.S.P. established in Peru the corporation Internexa S.A. with 99.994% stock participation. Its main activity is the organization, administration and commercialization of telecommunications services such as carrier, IP-based and value-added services.

On January 3, 2007, the Shareholders' Meeting of Transnexa S.A. E.M.A. decided to increase by USD550,000 the corporation's authorized capital through issuance of 4,686 common shares; accordingly, Internexa subscribed 2,343 shares at par value of USD100 each.

In October 2007, the Special Shareholders' Meetings of Internexa and Flycom Comunicaciones S.A. E.S.P. approved the project of merger of two of the companies under which, Internexa will totally absorb Flycom, and this latter was dissolved without being liquidated. The merger was formalized on November 30, 2007 and is part of the Group's business strategy to attain leadership and recognition as the largest energy and data transporter in Latin America. With this merger, Grupo ISA consolidates its telecommunications business at the national level and becomes reinforced to expand internationally. As of December 2007, total subscribed and paid-in capital of Internexa S.A. E.S.P. is $34,553 and ISA's participation is 99.27%.

Red de Energía del Perú - REP

Bond issues for USD 8.5 million and USD 21.5 million at 12-year term, and 5.875% fixed rate and 3-month Libor+0.75% variable rate, respectively, took place in February 2007. Bonds for USD30 million were issued in October 2007 at 12-year term and 6.1875% fixed rate. Funds will be earmarked for the Company' investment plan.

Consorcio Transmantaro S.A.

At the beginning of the year, ISA formalized acquisition of shares held by Etecen in Consorcio Transmantaro S.A.; as a result, participation in that corporation's capital equals 60%

Also, the corporation's Shareholders' Meeting of May 22, 2007 approved to reduce the capital stock by returning contributions in the amount of USD4.0 million.

Interconexión Eléctrica ISA Perú S.A.

With ends to improving the financial conditions of its debt, ISA Perú performed partial substitution of debt initially contracted with IFC, FMO and BCP, by contracting USD14 million loan with BBV. The negotiations with the banks included terminating ISA's obligation, as sponsor of ISA Perú, to grant stand-by guarantee for monthly debt service.

Proyectos de Infraestructura del Perú S.A.

It will be established as a closed corporation with the purpose of conducting all kinds of activities related to the construction of transmission lines and electricity projects and in general any activity in the construction sector

ISA Bolivia

ISA, as sponsor of ISA Bolivia, is authorized to increase by USD6.5 million the guarantees in favor of IBD and CAF to secure financing of the new project Arboleda Substation.

Empresa propietaria de la red – EPR S.A.

On June 29 of 2007, Empresa Propietaria de la Red, Costa Rica Branch, subscribed with Banco Centroamericano de Integración Económica -BCIE- a USD40 million loan agreement at 20-year term for partial financing of the SIEPAC Project (Sistema de Interconexión Eléctrica para los Países de América Central). Interconexión Eléctrica S.A. E.S.P. -ISA- and EPR are joint and several guarantors. ISA's guarantee is equivalent to its share participation in EPR (12.5%).

ISA Capital Do Brasil S.A.

On January 2007, ISA Capital Do Brasil S.A. acquired additional 39.28% of common shares of Companhia de Transmissão de Energia Elétrica Paulista -CTEEP -, thus consolidating ownership of 89.40% of common shares and 37.46% of total capital.

On January 31, 2007, ISA Capital Do Brasil S.A. issued international bonds worth USD 554 million; demand stood at USD4.6 billion. The issue was used to refinance short-term debt incurred by ISA Capital Do Brasil to finance acquisition of CTEEP.

On July 23, 2007, the company made public the decision proposing the company's restructuring. Such restructuring includes assignment by ISA Capital Do Brasil to the capital stock of ISA Participações S.A., of shares held in CTEEP. ISA Participações will be subsequently incorporated into CTEEP; as a consequence, goodwill will be transferred to CTEEP. Under the proposed corporate restructuring no transference of control will take place at CTEEP.

Companhia de Transmissão de Energia Paulista - CTEEP

On January 30, 2007, CTEEP carried out an early retirement plan for the company's personnel. Once implemented, the plan reduced personnel costs consequently improving EBITDA margin both at CTEEP and the Group.

On November 7, 2007 CTEEP, a Grupo ISA company located in Brazil, was awarded Group A in auction held by Agência Nacional de Energia Elétrica -ANEEL-. The group consists of delivery under 30-year concession for construction, operation and maintenance of two 500kV transmission lines: 367-km Colinas – Ribeiro Gonçalves located between the Provinces of Tocantins and Piauí, and 353-km Ribeiro Gonçalves – São João de Piauí located in the Piauí Province. The new works will enhance the Northern-Northeastern system's reliability, and consequently, the energy exchange capacity in the Northeastern region.

Interconexión Eléctrica S.A. E.S.P - ISA

January 24, 2007: Interconexión Eléctrica S.A. E.S.P. established in Brazil, the following affiliates:

1. Interligação Elétrica de Minas Gerais S.A. -IEMG-: Closed corporation whose purpose is to participate in the capital stock of Brazilian power sector companies. ISA owns 99.99%. The affiliate will carry out construction and 30-year operation under concession of 172km energy transmission line at 500 kV. This is the result of awarding in December 2006 of Project D of ANNEL public bidding for energy transmission.

2. Infra-Estruturas do Brasil Ltda : Limited company whose purpose is delivery of civil engineering services such as preparation of studies, engineering projects, consulting, management, supervision, and execution of industrial projects, public and urban works, including or excluding supply of equipment and materials, direct execution of

civil works, cartography, construction and set-up of electric equipment, representation, manufacture, set-up, purchase and sale of engineering equipment and materials, as well as participation in the capital stock of other corporations in Brazil and abroad, acting as partner or shareholder. ISA owns 99.99%.

February 26, 2007: ISA, together with affiliate ISA Capital Do Brasil, granted indemnity to the Bank of New York and JPMorgan Bank S.A. (Brazil), Trustee and Collateral Agent, respectively, of the USD554 million bond issue of ISA Capital Do Brasil S.A.

December 19, 2007: ISA will grant guarantee to its Brazilian affiliate Interligacao Elétrica Minas Gerais -IEMG-, for BRL88 million bridge loan for the construction of a transmission line in the State of Minas Gerais.

SUPPLEMENTARY INFORMATION

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AT DECEMBER 31 2007 AND 2006

(In thousands of US Dollars translated at the exchange rate on closing dates)

	2007	2006
ASSETS		
Current Assets:		
Cash	281,745	115,132
Marketable investments	108,945	282,053
Accounts receivable - Net	375,552	247,857
Inventories	27,366	25,378
Deferred charges and other assets	19,223	65,308
Total Current Assets	812,831	735,728
Non-Current Assets		
Long-term investments	26,857	129,441
Accounts receivable	253,936	181,542
Inventories	27,993	25,142
Property, plant and equipment - Net	1,706,492	1,452,713
Deferred charges and other assets	3,335,209	2,565,964
Re-appraisals	729,556	654,178
Total Non-Current Assets	6,080,043	5,008,980
Total Assets	6,892,874	5,744,708
Memorandum accounts:		
Debit	1,682,986	1,442,684
Credit	929,743	789,008

See accompanying notes to financial statements

SUPPLEMENTARY INFORMATION

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AT DECEMBER 31 2007 AND 2006

(In thousands of US Dollars translated at the exchange rate on closing dates)

	2007	2006
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Outstanding bonds	43,911	10,415
Financial liabilities	326,594	478,307
Accounts payable	211,488	209,258
Labor liabilities	25,662	15,181
Accrued liabilities and estimated provisions	73,052	233,519
Other liabilities	113,309	101,976
Total Current Liabilities	794,016	1,048,656
Long-Term Liabilities:		
Outstanding bonds	1,400,577	539,319
Financial liabilities	652,136	557,383
Accounts payable	161,271	179,559
Labor liabilities	618	507
Accrued liabilities and estimated provisions	349,591	279,008
Other liabilities	153,710	135,342
Total Non-Current Liabilities	2,717,903	1,691,118
TOTAL LIABILITIES	3,511,919	2,739,774
Minority Interests	1,493,659	1,524,505
SHAREHOLDERS' EQUITY:		
Subscribed and paid-in capital	17,802	15,194
Additional paid-in capital	527,289	297,109
Reserves	176,916	151,084
Net income	112,183	67,210
Exchange difference from currency translation	(15,324)	583
Equity revaluation	313,867	291,469
Revaluation surplus	645,993	580,225
Surplus from equity method	108,570	77,555
Total shareholders' equity	1,887,296	1,480,429
Total Liabilities, Minority Interests and Shareholders' Equity	6,892,874	5,744,708
Memorandum accounts Cuentas de orden:		
Credit	929,743	789,008
Debit	1,682,986	1,442,684

See accompanying notes to financial statements

SUPPLEMENTARY INFORMATION

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31 2007 AND 2006

(In thousands of US Dollars translated at the exchange rate on closing dates)

	2007	2006
OPERATING REVENUES		
Energy transmission services	1,195,268	749,634
Connection charges	116,155	77,039
Dispatch and CND coordination (National Dispatch Center)	14,316	13,229
MEM Services (STN, SIC, SDI)	16,068	11,226
Telecommunications	53,498	45,353
Other Operating Revenues	5,197	4,150
Total operating revenues	1,400,502	900,631
OPERATING COSTS AND EXPENSES		
Operating costs	471,957	307,470
Administration expenses	290,105	441,934
Total operating costs and expenses	762,062	749,404
Operating income	638,440	151,227
NON-OPERATING REVENUES (EXPENSES)		
Non-operating revenues	536,869	198,698
Non-operating expenses	(547,463)	(273,566)
Non-operating loss	(10,594)	(74,868)
Income before taxes	627,846	76,358
Income tax provision	(195,024)	(28,437)
Income before minority interests	432,822	47,921
Minority Interests	320,639	(19,289)
Net income	112,183	67,210

See accompanying notes to financial statements

SUPPLEMENTARY INFORMATION

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31 2007 AND 2006

(In thousands of US Dollars translated at the exchange rate on closing dates)

	2007	2006
Cash flows from operating activities:		
Net income	112,183	67,210
Add (less) – Adjustments to reconcile net income to	-	-
net cash provided by operating activities:	-	-
Minority interests	320,639	(19,289)
Depreciation of property, plant and equipment	83,514	62,531
Amortization of deferred charges and other assets	184,136	70,548
Amortization of retirement pensions and fringe benefits	21,790	15,950
Allowance for doubtful accounts	3,501	402
Provision for inventory protection	95	155
Provision for income tax	195,024	28,437
(Gain) loss on sale and retirement of property, plant and equipment	(11,090)	(41,610)
Exchange difference expense	(155,932)	37,201
Recovery of provisions	(39,572)	(3,729)
Interest and commissions accrued	196,535	78,462
	910,823	296,269
Changes in operating assets and liabilities:		
Accounts receivable	(123,556)	(325,131)
Inventories	835	(16,801)
Deferred charges and other assets	(613,626)	(2,161,080)
Accounts payable	(34,448)	391,940
Labor liabilities	8,849	10,395
Labor Agreements at CTEEP	-	185,524
Accrued liabilities and estimated provisions	(356,833)	102,201
Collections for third parties	106,180	25,857
Minority interests	(521,000)	1,376,561
Other liabilities	(102,869)	56,411
Cash flow in other operations:	-	-
Payment of retirement pensions	(6,854)	(6,190)
Payment of taxes	(29,149)	(33,443)
Net cash provided by operating activities	(761,648)	(97,486)
Cash flow from investment activities:		
(Increase) Decrease in long-term investments	122,565	(67,914)
Sale price of property, plant and equipment	-	79,141
Acquisition of property, plant and equipment	(164,669)	(340,009)
Net cash used in investment activities	(42,104)	(328,783)
Cash flow from financing activities:		
Interest received in cash	23,204	26,492
Interest paid in cash	(225,887)	(102,935)
Dividends paid	(62,863)	(49,973)
Increase in financial liabilities	193,234	1,243,748
Bond issues	839,859	92,796
Payment of financial liabilities	(204,898)	(469,413)
Payment of bonds	(6,232)	(63,622)
Share issues	198,062	-
Equity variations	(1,387)	(6,938)
Net cash used in financing activities	753,092	670,154
Increase (decrease) in cash and cash equivalents - Net	(50,660)	243,886
Cash and cash equivalents at the beginning of the year (includes conversion effect)	441,350	153,298
Cash and cash equivalents at the end of the year	390,690	397,185

See accompanying notes to financial statements

POWER SECTOR

Interconexión Eléctrica S.A. –ISA–
Main Offices
Calle 12 Sur No. 18 -168
Medellín - Colombia
Telephone: +57 (4) 325 22 70
Fax: +57 (4) 317 08 48
www.isa.com.co
e-mail: isa@isa.com.co

Shareholder Service Offices:
Calle 12 Sur No. 18- 168
Bloque 3 - piso 2, Medellín - Colombia
Telephone: +57 (4) 325 22 70 Ext. 74 979

Shareholder Service:
01 8000 11 5000
and +57 (4) 360 24 72

In Bogotá
Carrera 69 No. 25 B 44 Of. 1002,
Bogotá - Colombia
Telephone: +57 (1) 416 55 96

TRANSELCA S.A. ESP
Main Offices
Carrera 55 No. 72-109
Piso 10, Centro Ejecutivo II
Barranquilla, Colombia
Telephone: +57 (5) 371 72 00
Fax: +57 (5) 3 71 72 82
www.transelca.com.co

ISA Perú S.A.
Main Offices
Avenida Canaval y Moreyra 522,
Piso 10 San Isidro,
Lima 27 Perú
Telephone: +51 (1) 712 67 89
Fax: +51 (1) 712 68 85
www.isa.com.pe

Red de Energía del Perú –REP–
Main Offices
Avenida Canaval y Moreyra 522,
Piso 11, San Isidro,
Lima 27 Perú
Telephone: +51(1) 712 66 00
Fax: 51(1) 712 68 40
www.rep.com.pe
e-mail: rep@rep.com.pe

Consorcio TransMantaro S.A.
Main Offices
Avenida Canaval y Moreyra 522,
Piso 11 San Isidro,
Lima 27 Perú
Telephone: +51(1) 712 66 00
e-mail: mantaro@ctm.com.pe

ISA Bolivia S.A.
Main Offices
Urubó - Puerto Ichilo
Santacruz - Bolivia
Telephone: +59 (13) 370 13 23/24/25
Fax: +59 (13) 312 11 34
www.isa.com.bo
e-mail: isabolivia@isa.com.bo

ISA Capital Do Brasil
Main Offices
Rua Casa do Ator, 1.155. 8° andar
Vila Olímpia
São Paulo – Brasil
Telephone: + 55 (11) 3138 76 73
Fax: +55 (11) 3138 7047
CEP 04546 004
www.isacapital.com.br
e-mail: isacapital@isacapital.com.br

CTEEP
Main Offices
Rua Casa do Ator, 1.155. 9° andar
Vila Olímpia
São Paulo, SP – Brasil
Telephone: +55 (11) 3138 70 00
www.cteep.com.br

XM, Compañía de Expertos
en Mercados
Main Offices
Calle 12 Sur No. 18-168 Bloque 2
Medellín, Colombia
Telephone: + 57 (4) 317 22 44
Fax: + 57 (4) 317 09 89
Línea de atención al cliente:
+ 57 (4) 317 29 29
www.xm.com.co
e-mail: info@xm.com.co

TELECOMMUNICATIONS SECTOR

INTERNEXA S.A. ESP
Main Offices
Calle 12 Sur No. 18 -168 Bloque 5
Medellín, Colombia
Telephone: +57 (4) 317 11 11
Fax: +57 (4) 317 22 00
www.internexa.com
e-mail: info@internexa.com
Customer Service:
018000 9145 43



isa

avanza

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
787 SEVENTH AVENUE
NEW YORK, NY 10019
(212) 839 5300
(212) 839 5599 FAX

fnoero@sidley.com
(212) 839-5986

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

September 4, 2008

BY HAND

Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 Electric Interconnection SA

Re: ~~Interconexión Eléctrica S.A. E.S.P~~./ADR Level I
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. 82-34774

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the months of March, April, May, June and July of the year 2008: "Información Eventual" (Other Relevant Information) submitted to the Colombian Financial Superintendency (the "Colombian Securities Commission"):

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission from March 18, 2008 to March 31, 2008.

2. Document posted by the Issuer on March 18, 2008, informing the market that Interligação Elétrica Norte e Nordeste S.A., an affiliate of Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP") (in turn an affiliate of the Issuer), subscribed with Agência Nacional de Energia Elétrica, the Brazilian Electric Energy Agency, a concession agreement for the power lines identified as "Group A of Public Bids for Electric Power Transmission No. 004/2007".

3. Document posted by the Issuer on March 31, 2008, regarding the amendments to articles 5, 8, 34, 37 y 38 of the Issuer's By-laws, approved by the Issuer's shareholders in their annual meeting held on March 31, 2008.

4. Document posted by the Issuer on March 31, 2008, regarding the appointment of the members of the Board of Directors for the period April 2008 – March 2009, approved by the Issuer's shareholders in their annual meeting held on March 31, 2008.

5. Document posted on March 31, 2008 regarding the appropriation and distribution of earnings for the fiscal year 2007, including the creation of mandatory reserves and the payment of dividends, as approved by the Issuer's shareholders in their annual meeting held on March 31, 2008.

6. Report furnished by the Issuer to the Colombian Securities Commission without an attachment informing that it has reelected the firm PricewaterhouseCoopers Ltda as its statutory auditor for the period beginning on April 2008 and ending on March 2009.

7. Document posted by the Issuer on March 31, 2008, reporting that in their annual meeting held on March 31, the Issuer's shareholders approved the issuance of non-convertible bonds up to an amount of US$300,000,000, which can be placed in Colombia and/or abroad.

8. Document posted by the Issuer on March 31, 2008, reporting that in their annual meeting held on March 31, the Issuer's shareholders approved the propositions to establish an occasional reserve and to change the destination of certain other reserves.

9. Summary of Other Relevant Information submitted to the Colombian Securities Commission from April 1, 2008 to April 30, 2008.

10. Document posted by the Issuer on April 10, 2008, informing the market that on April 9 the Issuer was personally served with Resolution SSPD 20082400007415 issued by the Colombian Superintendency of Public Utilities which imposed a Ps.$923,000,000 fine on the Issuer for an alleged interruption of the energy transmission service on April 26, 2007, and that it intends to appeal the Resolution.

11. Document posted by the Issuer on April 10, 2008 informing the market that the Issuer timely filed with the Superintendency of Public Utilities a request for reconsideration, and an appeal in case the reconsideration is denied, of Resolution SSPD 20082400007415 issued on March 26, 2008.

12. Document posted by the Issuer on April 15, 2008 announcing that its shareholders will receive the first of four quarterly dividend payments (each of Ps.35 per share) approved by the ordinary shareholders' meeting held on March 30, 2007.

13. Press release posted by the Issuer on April 30, 2008 announcing that the consolidated income of the ISA Group (of which the Issuer is the parent) for the quarter ended March 31, 2008 totaled approximately COP$145,775,000,000. The document contains other financial figures of Group ISA and the Issuer for that quarter.

14. Summary of Other Relevant Information submitted to the Colombian Securities Commission from May 1, 2008 to May 31, 2008.

15. Document posted by the Issuer on May 22, 2008 informing the market that the Issuer's affiliate, XM Compañía de Expertos en Mercados S.A. E.S.P., subscribed a Memorandum of Understanding with Bolsa de Valores de Colombia S.A. (Colombian Stock Exchange) to analyze and seek alternatives for the implementation in Colombia and Latin America of a negotiation system for derivatives with electric power, fuel gas and other energy commodities as underlying variables.

16. Summary of Other Relevant Information submitted to the Colombian Securities Commission from June 1, 2008 to June 30, 2008.

17. Document posted by the Issuer on June 3, 2008 reporting that in meeting No. 665 of May 30, 2008 the board of directors of the Issuer approved the expansion of the Issuer's Program of Domestic Debt Bonds for an amount up to Ps.$350,000,000,000.

18. Document posted by the Issuer on June 6, 2008 informing the market that Duff & Phelps de Colombia (D&P) upheld the AAA ratings given to the Issuer's second and third bond issuances for Ps.$130,000,000,000 and Ps.$850,000,000,000, respectively, and to the Ps.$850,000,000,000 bond issuance and placement program. The document contains a summary of D&P's basis for the ratings.

19. Document posted by the Issuer on June 11, 2008 correcting the information posted on June 6, 2008 to the effect that D&P's AAA ratings correspond to the Issuer's second and third bond issuances for Ps.$180,000,000,000 and Ps.$130,000,000,000 million and to the Ps.$850,000,000,000 bond issuance and placement program.

20. Document posted by the Issuer on June 16, 2008, containing the Rating Technical Report issued by Duff & Phelps de Colombia S.A. SCV with respect to the rating of the bond issuances carried out by the Issuer.

21. Press release posted by the Issuer on June 18, 2008 informing the market that on June 17, 2008 Agencia de Promoción de la Inversión Privada de Perú –Proinversión– selected the bid presented by the Issuer (with a 60% participation), in association with Empresa de Energia de Bogotá –EEB– (with a 40% participation) to expand Peru's electric transmission system by approximately 200 kilometers. The document contains a summary of the project and of ISA's investments in Peru.

22. Document posted by the Issuer on June 18, 2008 announcing that the Issuer filed a claim with the Administrative Tribunal of Cundinamarca against the fine imposed on April 9, 2008 by the Superintendency of Domiciliary Public Utilities through Resolution SSPD 20082400007415.

23. Document posted by the Issuer on June 23, 2008 announcing that the shareholders of Interligação Elétrica De Minas Gerais S.A. ("IEMG"), a Brazilian affiliate of the Issuer, approved the inclusion as a shareholder of Control y Montajes Industriales S.A ("CYMI"). As a result, as of the date the shareholdings of the Issuer and CYMI in IEMG are 60% and 40%, respectively.

24. Document posted by the Issuer on June 27, 2008 informing the market that the Government of Colombia and the Issuer entered into a Legal Stability Agreement under Law 963 of 2005 and related regulations.

25. Document posted by the Issuer on June 27, 2008 informing the market that CTEEP was awarded five new electric power transmission projects in Brazil.

26. Document posted by the Issuer on June 27, 2008 announcing that the Colombian Mining and Energy Planning Unit awarded the Issuer the construction works for the electric interconnection of the Porce III project. The document also refers to other certain projects in Peru and Brazil.

27. Summary of Other Relevant Information submitted to the Colombian Securities Commission from July 1, 2008 to July 31, 2008.

28. Document posted by the Issuer on July 2, 2008 regarding the designation of alternates for certain corporate officers by the Issuer's Board of Directors.

29. Document posted by the Issuer on July 11, 2008 reporting that the Board of Directors of the Issuer authorized its management to participate in the International Public Bidding, Concession Route 5 North, located in Vallenar – Caldera Section, in Chile.

30. Document posted by the Issuer on July 24, 2008 informing the market that the Issuer entered into different loans with BBVA for Ps.$75,000,000,000 and with Banco

Davivienda for Ps.$25,000,000,000. The proceeds of the loans are to be used to prepay an installment of outstanding principal under the loan that the Issuer entered into with ABN Amro and JPMorgan for the acquisition of CTEEP.

31. Press release posted by the Issuer on July 25, 2008 reporting that Group ISA's results of operations presented a growing trend for the first semester of 2008 as compared to the same period in 2007, strengthening its financial position. The document contains other financial figures for Grupo ISA and the Issuer for that semester.

Financial Information for the Quarter ended on March 31, 2008

32. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report for January, 2008 regarding placement of securities by the Issuer in the Colombian primary market.

33. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report for February, 2008 regarding placement of securities by the Issuer in the Colombian primary market.

34. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report for March, 2008 regarding placement of securities by the Issuer in the Colombian primary market.

35. Letter from the Issuer to the Colombian Securities Commission including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188 for the three-month period ended March 31, 2008.

Financial Information for the Quarter ended on June 30, 2008

36. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of April, 2008 regarding placement of securities by the Issuer in the Colombian primary market.

37. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of May, 2008 regarding placement of securities by the Issuer in the Colombian primary market.

38. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of June, 2008 regarding placement of securities by the issuer in the Colombian primary market.

39. Letter from the Issuer to the Colombian Securities Commission including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188 for the three month period ended on June 30, 2008.

Other Financial and Corporate information

40. One (1) hard copy with the Annual Report of the Issuer for the year ended December 31, 2007.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter and the attachments hereto by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

Please do not hesitate to contact me by telephone at (212) 839-5986 or by email at fnoero@sidley.com with any further questions or comments you may have.

Sincerely yours,

Francesco Noero
Associate

Enclosures

c.c.: Mr. Juan David Bastidas, ISA
General Counsel
(w/o enclosures): Andrew C. Quale Jr.
Janet E. Miller

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
787 SEVENTH AVENUE
NEW YORK, NY 10019
(212) 839 5300
(212) 839 5599 FAX

fnoero@sidley.com
(212) 839-5986

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

September 4, 2008

BY HAND

Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Interconexión Eléctrica S.A. E.S.P./ADR Level I
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. 82-34774

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the months of March, April, May, June and July of the year 2008: "Información Eventual" (Other Relevant Information) submitted to the Colombian Financial Superintendency (the "Colombian Securities Commission"):

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission from March 18, 2008 to March 31, 2008.

2. Document posted by the Issuer on March 18, 2008, informing the market that Interligação Elétrica Norte e Nordeste S.A., an affiliate of Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP") (in turn an affiliate of the Issuer), subscribed with Agência Nacional de Energia Elétrica, the Brazilian Electric Energy Agency, a concession agreement for the power lines identified as "Group A of Public Bids for Electric Power Transmission No. 004/2007".

3. Document posted by the Issuer on March 31, 2008, regarding the amendments to articles 5, 8, 34, 37 y 38 of the Issuer's By-laws, approved by the Issuer's shareholders in their annual meeting held on March 31, 2008.

4. Document posted by the Issuer on March 31, 2008, regarding the appointment of the members of the Board of Directors for the period April 2008 – March 2009, approved by the Issuer's shareholders in their annual meeting held on March 31, 2008.

5. Document posted on March 31, 2008 regarding the appropriation and distribution of earnings for the fiscal year 2007, including the creation of mandatory reserves and the payment of dividends, as approved by the Issuer's shareholders in their annual meeting held on March 31, 2008.

6. Report furnished by the Issuer to the Colombian Securities Commission without an attachment informing that it has reelected the firm PricewaterhouseCoopers Ltda as its statutory auditor for the period beginning on April 2008 and ending on March 2009.

7. Document posted by the Issuer on March 31, 2008, reporting that in their annual meeting held on March 31, the Issuer's shareholders approved the issuance of non-convertible bonds up to an amount of US$300,000,000, which can be placed in Colombia and/or abroad.

8. Document posted by the Issuer on March 31, 2008, reporting that in their annual meeting held on March 31, the Issuer's shareholders approved the propositions to establish an occasional reserve and to change the destination of certain other reserves.

9. Summary of Other Relevant Information submitted to the Colombian Securities Commission from April 1, 2008 to April 30, 2008.

10. Document posted by the Issuer on April 10, 2008, informing the market that on April 9 the Issuer was personally served with Resolution SSPD 20082400007415 issued by the Colombian Superintendency of Public Utilities which imposed a Ps.$923,000,000 fine on the Issuer for an alleged interruption of the energy transmission service on April 26, 2007, and that it intends to appeal the Resolution.

11. Document posted by the Issuer on April 10, 2008 informing the market that the Issuer timely filed with the Superintendency of Public Utilities a request for reconsideration, and an appeal in case the reconsideration is denied, of Resolution SSPD 20082400007415 issued on March 26, 2008.

12. Document posted by the Issuer on April 15, 2008 announcing that its shareholders will receive the first of four quarterly dividend payments (each of Ps.35 per share) approved by the ordinary shareholders' meeting held on March 30, 2007.

13. Press release posted by the Issuer on April 30, 2008 announcing that the consolidated income of the ISA Group (of which the Issuer is the parent) for the quarter ended March 31, 2008 totaled approximately COP$145,775,000,000. The document contains other financial figures of Group ISA and the Issuer for that quarter.

14. Summary of Other Relevant Information submitted to the Colombian Securities Commission from May 1, 2008 to May 31, 2008.

15. Document posted by the Issuer on May 22, 2008 informing the market that the Issuer's affiliate, XM Compañía de Expertos en Mercados S.A. E.S.P., subscribed a Memorandum of Understanding with Bolsa de Valores de Colombia S.A. (Colombian Stock Exchange) to analyze and seek alternatives for the implementation in Colombia and Latin America of a negotiation system for derivatives with electric power, fuel gas and other energy commodities as underlying variables.

16. Summary of Other Relevant Information submitted to the Colombian Securities Commission from June 1, 2008 to June 30, 2008.

17. Document posted by the Issuer on June 3, 2008 reporting that in meeting No. 665 of May 30, 2008 the board of directors of the Issuer approved the expansion of the Issuer's Program of Domestic Debt Bonds for an amount up to Ps.$350,000,000,000.

18. Document posted by the Issuer on June 6, 2008 informing the market that Duff & Phelps de Colombia (D&P) upheld the AAA ratings given to the Issuer's second and third bond issuances for Ps.$130,000,000,000 and Ps.$850,000,000,000, respectively, and to the Ps.$850,000,000,000 bond issuance and placement program. The document contains a summary of D&P's basis for the ratings.

19. Document posted by the Issuer on June 11, 2008 correcting the information posted on June 6, 2008 to the effect that D&P's AAA ratings correspond to the Issuer's second and third bond issuances for Ps.$180,000,000,000 and Ps.$130,000,000,000 million and to the Ps.$850,000,000,000 bond issuance and placement program.

20. Document posted by the Issuer on June 16, 2008, containing the Rating Technical Report issued by Duff & Phelps de Colombia S.A. SCV with respect to the rating of the bond issuances carried out by the Issuer.

21. Press release posted by the Issuer on June 18, 2008 informing the market that on June 17, 2008 Agencia de Promoción de la Inversión Privada de Perú –Proinversión– selected the bid presented by the Issuer (with a 60% participation), in association with Empresa de Energia de Bogotá –EEB– (with a 40% participation) to expand Peru's electric transmission system by approximately 200 kilometers. The document contains a summary of the project and of ISA's investments in Peru.

22. Document posted by the Issuer on June 18, 2008 announcing that the Issuer filed a claim with the Administrative Tribunal of Cundinamarca against the fine imposed on April 9, 2008 by the Superintendency of Domiciliary Public Utilities through Resolution SSPD 20082400007415.

23. Document posted by the Issuer on June 23, 2008 announcing that the shareholders of Interligação Elétrica De Minas Gerais S.A. ("IEMG"), a Brazilian affiliate of the Issuer, approved the inclusion as a shareholder of Control y Montajes Industriales S.A ("CYMI"). As a result, as of the date the shareholdings of the Issuer and CYMI in IEMG are 60% and 40%, respectively.

24. Document posted by the Issuer on June 27, 2008 informing the market that the Government of Colombia and the Issuer entered into a Legal Stability Agreement under Law 963 of 2005 and related regulations.

25. Document posted by the Issuer on June 27, 2008 informing the market that CTEEP was awarded five new electric power transmission projects in Brazil.

26. Document posted by the Issuer on June 27, 2008 announcing that the Colombian Mining and Energy Planning Unit awarded the Issuer the construction works for the electric interconnection of the Porce III project. The document also refers to other certain projects in Peru and Brazil.

27. Summary of Other Relevant Information submitted to the Colombian Securities Commission from July 1, 2008 to July 31, 2008.

28. Document posted by the Issuer on July 2, 2008 regarding the designation of alternates for certain corporate officers by the Issuer's Board of Directors.

29. Document posted by the Issuer on July 11, 2008 reporting that the Board of Directors of the Issuer authorized its management to participate in the International Public Bidding, Concession Route 5 North, located in Vallenar – Caldera Section, in Chile.

30. Document posted by the Issuer on July 24, 2008 informing the market that the Issuer entered into different loans with BBVA for Ps.$75,000,000,000 and with Banco

Davivienda for Ps.$25,000,000,000. The proceeds of the loans are to be used to prepay an installment of outstanding principal under the loan that the Issuer entered into with ABN Amro and JPMorgan for the acquisition of CTEEP.

31. Press release posted by the Issuer on July 25, 2008 reporting that Group ISA's results of operations presented a growing trend for the first semester of 2008 as compared to the same period in 2007, strengthening its financial position. The document contains other financial figures for Grupo ISA and the Issuer for that semester.

Financial Information for the Quarter ended on March 31, 2008

32. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report for January, 2008 regarding placement of securities by the Issuer in the Colombian primary market.

33. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report for February, 2008 regarding placement of securities by the Issuer in the Colombian primary market.

34. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report for March, 2008 regarding placement of securities by the Issuer in the Colombian primary market.

35. Letter from the Issuer to the Colombian Securities Commission including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188 for the three-month period ended March 31, 2008.

Financial Information for the Quarter ended on June 30, 2008

36. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of April, 2008 regarding placement of securities by the Issuer in the Colombian primary market.

37. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of May, 2008 regarding placement of securities by the Issuer in the Colombian primary market.

38. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of June, 2008 regarding placement of securities by the issuer in the Colombian primary market.

39. Letter from the Issuer to the Colombian Securities Commission including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188 for the three month period ended on June 30, 2008.

Other Financial and Corporate information

40. One (1) hard copy with the Annual Report of the Issuer for the year ended December 31, 2007.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter and the attachments hereto by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

Please do not hesitate to contact me by telephone at (212) 839-5986 or by email at fnoero@sidley.com with any further questions or comments you may have.

Sincerely yours,

Francesco Noero
Associate

Enclosures

c.c.: Mr. Juan David Bastidas, ISA
General Counsel
(w/o enclosures): Andrew C. Quale Jr.
Janet E. Miller

SUMMARY OF OTHER RELEVANT INFORMATION

AS OF MARCH 31, 2008

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. ISA

	Date	Time	Subject	Summary	Attach.
1	18/03/2008	15:45:43	Business Lines	CTEEP's affiliate, Interligação Elétrica Norte e Nordeste S.A., subscribed the concession agreement for the lines making up Group A of Public Bids for Electric Power Transmission No. 004/2007 - ANEEL	See attachment
2	31/03/2008	16:48:24	Articles of Incorporation Amendment	In regular meeting held today, ISA's Shareholders' Meeting approved the partial amendment to the company's articles of incorporation, articles 5, 8, 34, 37 y 38.	See attachment
3	31/03/2008	17:17:04	Changes in Board of Directors	In regular meeting held today, ISA's Shareholders' Meeting approved the appointment of the members of the Board of Directors for the period April 2008 – March 2009.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

4	31/03/2008	18:05:37	Earnings and Losses Project	In regular meeting held today, ISA's Shareholders' Meeting approved the application of earnings of fiscal year 2007.	See attachment
5	31/03/2008	18:23:49	Change of Statutory Auditor	In regular meeting held today, ISA's Shareholders' Meeting reelected the firm PricewaterhouseCoopers Ltda. as the Company's Statutory Auditor for the period April 2008 – March 2009.	N/A
6	31/03/2008	18:29:45	Issuance of Securities	In regular meeting held today, ISA's Shareholders' Meeting approved the issuance of non-convertible bonds up to an amount of THREE HUNDRED MILLION DOLLARS (US$ 300,000,000).	See attachment
7	31/03/2008	18:40:28	Application of Reserves	In regular meeting held today, ISA's Shareholders' Meeting approved propositions for establishing an occasional reserve and for changing destination of reserves	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as on March 31, 2008.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the City of Medellín, today, March 31 of 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Attachment

"CTEEP incorporated in Brazil the company Interligação Elétrica Norte e Nordeste S.A., whose purpose is the exploration of concession of the transmission public utility through construction, operation and maintenance of electric power facilities, lines, substations, and control centers, including services necessary for transmission of electric power.

The capital stock of Interligação Elétrica Norte e Nordeste S.A. consists of 1,000 shares of BRL1.00 each, of which 999 belong to CTEEP.

Interligação Elétrica Norte e Nordeste S.A. subscribed with ANEEL, the Brazilian Electric Energy Agency, the concession agreement for the lines making up Group A of Public Bids for Electric Power Transmission No. 004/2007.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding incorporation of a new company in Brazil.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 31 of 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

AMENDMENT TO THE ARTICLES OF INCORPORATION:

Article 5: Corporate purpose: A new number is added to this article to allow ISA to participate in activities, services, and investment related to works of engineering.

Article 8: Capital Stock: Article 8 of the Articles of Incorporation is amended to update the subscribed and paid-in capital to the sum of THIRTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY-SIX MILLION ONE HUNDRED NINETY-THREE THOUSAND SEVENTY-FOUR PESOS AND SIXTY-FIVE CENTS ($35,886,193,074.65), corresponding to ONE THOUSAND NINETY-THREE MILLION FOUR HUNDRED EIGHTY-ONE THOUSAND FOUR HUNDRED AND NINETY-SIX SHARES (1,093,481,496). The variation in capital stock corresponds to the issue and subscription of shares conducted in 2006 for share exchange with ECOPETROL and to the public offer carried out in the primary market in December of 2007

Articles 34 (Duties of the Board of Directors), 37 (General Manager) and 38 (Legal Representative): These articles are amended to expand to three the number of alternate legal representatives and empower the Board of Directors to appoint the Company's Area Managers, Deputy Managers and Directors as legal representatives, with the Board determining at the time of designation the powers to be conferred.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding an amendment to the Articles of Incorporation.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 31 of 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ELECTION OF THE BOARD OF DIRECTORS

APRIL 2008 – MARCH 2009

	PRINCIPAL MEMBERS	ALTERNATE MEMBERS
1	MINISTRY OF MINES AND ENERGY MINISTER	MINISTRY OF MINES AND ENERGY VICE-MINISTER
2	MINISTRY OF FINANCE AND PUBLIC CREDIT VICE-MINISTER GENERAL	MINISTRY OF FINANCE AND PUBLIC CREDIT LEGAL COUNSEL TO THE MINISTER
3	ISAAC YANOVICH FARBAIARZ	MINISTRY OF FINANCE AND PUBLIC CREDIT DIRECTOR OF PUBLIC CREDIT AND NATIONAL TREASURY
4	FEDERICO RESTREPO POSADA	JESUS ARISTIZÁBAL GUEVARA
5	SANTIAGO MONTENEGRO TRUJILLO	JORGE HERNAN CARDENAS SANTAMARIA
6	LUISA FERNANDA LAFAURIE RIVERA	LUIS FERNANDO URIBE RESTREPO
7	ORLANDO CABRALES MARTÍNEZ	ANDRES FELIPE MEJÍA CARDONA

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of the new Board of Directors for the period April 2008 March 2009.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, March 31 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

REGULAR SHAREHOLDERS' MEETING

PROPOSITION No. 14

PROPOSITION OF THE BOARD OF DIRECTORS TO THE REGULAR SHAREHOLDERS' MEETING REGARDING APPROPRIATION AND DISTRIBUTION OF EARNINGS OF FISCAL YEAR 2007 TO ESTABLISH MANDATORY RESERVES AND DECLARE DIVIDENDS.

IT IS PROPOSED:

1. **To establish mandatory reserves in the amount of $24,066 million**, as follows: $925 million for legal reserve (Article 452 of the Code of Commerce), and $23,141 million for mandatory reserve for tax purposes (Article 130 of Tax Law).
2. **To declare dividends totaling $150,593 million** equivalent to 74.6% of net taxable income of year 2007. Dividend per share for 1,075,661,374 outstanding common shares will be $140, and corresponds to 9.38% increase on dividend per share paid in 2006. Payment will be made in four equal quarterly installments of $35 per share on April 16, July 16, and October 16 of 2008 and January 27 of 2009.

Ex dividend dates

Ex–dividend dates are detailed below:

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Dividend Payment Dates	Ex-dividend dates (Initial Date – Ending Date)	
April 16 of 2008	April 02 of 2008	April 16 of 2008
July 16 of 2008	July 02 of 2008	July 16 of 2008
October 16 of 2008	October 01 of 2008	October 16 of 2008
January 27 of 2009	January 13 of 2009	January 27 of 2009

External Circular Letter No. 013 of 1998* issued by the Colombian Securities Commission "Glossary of terms... f). "Ex-dividend date" shall mean the period of time during which any trading of shares conducted on a stock exchange does not entail the right to receive pending dividends". "(...)" "2. Title...However, considering the prudent time required by issuers to conduct adjustments and updates in their stock registries when paying dividends, stock exchanges may, through their own unified rulings, adopt the ex-dividend date referred to in letter f) of number 1 of this external circular letter, stipulating for such effect, that any sale and purchase of shares made between the first dividend payment day and ten (10) stock exchange business days immediately preceding such date shall necessarily exclude any dividend, and that accordingly, any dividend pending payment during this period shall remain vested in the seller. ""(...)"

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of Proposition 14 to the Shareholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, March 31 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

REPORT FURNISHED TO THE COLOMBIAN SECURITIES COMMISSION WITHOUT AN ATTACHMENT

isa

REGULAR SHAREHOLDERS' MEETING
PROPOSITION No. 17
BOND ISSUE IN COLOMBIA AND/OR ABROAD

Con formato: Numeración y viñetas

To authorize the issuance of non-convertible bonds up to an amount of THREE HUNDRED MILLION DOLLARS (US$ 300,000,000), which can be placed in Colombia and/or abroad, depending on the market specific conditions and the authorizations then granted by the Board of Directors and the government bodies with competence thereto. The Board of Directors shall determine the amounts to be placed both locally and abroad.

To empower the management to carry out the studies, analysis and agreements it deems necessary for each placement.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN
AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of Proposition 17 to the Shareholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, March 31 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

PROPOSITION No. 15

PROPOSITION TO ESTABLISH OCCASIONAL RESERVE FOR REINFORCEMENT OF EQUITY.

IT IS PROPOSED:

To partially change destination of $51,362 million from earnings to establish occasional reserve for reinforcement of equity, to support corporate growth strategy, so as to achieve the MEGA.

PROPOSITION No. 16

PROPOSITION TO CHANGE DESTINATION OF FOLLOWING RESERVES:

A. OCCASIONAL RESERVE FOR REPURCHASE OF SHARES ESTABLISHED ON MARCH 22 OF 2001;
B. RESERVE FOR PAYING DIVIDENDS TO PERSONS WHO SUBSCRIBED AND PAID SHARES ISSUED ON OCCASION OF TENDER OFFER ESTABLISHED ON MARCH 30 OF 2007;
C. MANDATORY RESERVE FOR TAX PURPOSES AS PROVIDED IN ARTICLE 130 OF THE TAX LAW, IN OPERATION SINCE 2003.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

THESE RESERVES WILL INCREASE RESERVE FOR REINFORCEMENT OF EQUITY

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of Propositions 15 and 16 to the Shareholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, March 31 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2008 SEP -5 A 5:22

SUMMARY OF OTHER RELEVANT INFORMATION

AS OF APRIL 30, 2008

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. ISA

	Date	Time	Subject	Summary	Attach.
1	10/04/2008	10:12:18	Issuer's legal issues	On April 9, ISA was personally served Resolution SSPD 20082400007415 issued by the Superintendency of Public Utilities	See attachment
2	15/04/2008	14:12:41	Earnings and Losses Project approved by the Shareholders' Meeting	Starting this Wednesday, April 16, ISA's shareholders will receive $35 per share corresponding to the first dividend payment, agreed by the Shareholders' Meeting held on March 31, 2008	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

3	16/04/2008	16:12:48	Issuer's legal issues	ISA timely filed today with the Superintendency of Public Utilities a request for reconsideration, and an appeal in case reconsideration is denied, of Resolution SSPD 20082400007415 issued on March 26, 2008	See attachment
4	30/04/2008	08:28:10	Issuer's financial issues	Grupo ISA's income for the first quarter totaled $145,775 million	See attachment

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as on April 30, 2008.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the City of Medellín, today, April 30 of 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

On April 9, ISA was personally served Resolution SSPD 20082400007415 issued by the Superintendency of Public Utilities imposing a penalty for interruption of the energy transmission service on April 26, 2007. ISA will appeal the Resolution based on legal grounds.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding personal service of a resolution.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, April 30 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

ISA timely filed today with the Superintendency of Public Utilities a request for reconsideration, and an appeal in case reconsideration is denied, of Resolution SSPD 20082400007415 issued on March 26, 2008, which imposes a penalty for interruption of the energy transmission service on April 26, 2007

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding an appeal of a resolution.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, April 30 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA'S SHAREHOLDERS RECEIVED THEIR FIRST DIVIDEND PAYMENT

Starting this Wednesday, April 16, ISA's shareholders will receive $35 per share corresponding to the first dividend payment, agreed by the Shareholders' Meeting held on March 31, 2008

- Payment amounts to $35 per share.
- Dividend for this year equals 9.38% increase over last year

ISA will pay over $150,000 million in dividends to 1,075,661,374 common outstanding shares in four quarterly installments of $35 per share on April 16, July 16 and October 16 of 2008, and January 27 of 2009.

In total, ISA will pay $140 per share, which equals 9.38% increase over 2007 and ratifies the growing dividend trend so far exhibited by the Company.

Dividends will be paid this Wednesday to any shareholder appearing as holder of shares on April 30, 2008, that is, before the ex-dividend period. For the current case, the ex-dividend period started on April 2 and ends on April 16 of 2008.

Since uncollected dividends do not earn any return or interest, ISA invites its shareholders to collect their dividends timely.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Shareholder	Number of Shares	% Participation	Total Dividend Payable (4 installments)	Payment January 16, 2008
The State	569,472,561	52.94%	79,726,158,540	19,931,539,635
EPM	109,350,775	10.17%	15,309,108,500	3,827,277,125
EEB	58,925,480	5.48%	8,249,567,200	2,062,391,800
Ecopetrol	18,448,050	1.72%	2,582,727,000	645,681,750
Other Shareholders	319,464,508	29.70%	44,725,031,120	11,181,257,780
TOTAL	**1,075,661,374**	**100.00%**	**150,592,592,360**	**37,648,148,090**

(Colombian pesos)

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages regarding dividend payment by ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, April 30, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

PRESS RELEASE

Medellín, April 30, 2008

GRUPO ISA'S INCOME FOR THE FIRST QUARTER TOTALED $145,775 MILLION

At $145,775 million, Grupo ISA's net income for the first quarter of 2008 is equivalent to 134% increase over the same period of the year before; a fact that is explained by good operating results and non-operating revenues from debt's exchange difference.

The period's operating result of $425,437 million, a 65% increase over 2007 first quarter's figure, was the result of increased revenues and a drop in operating expenses and costs.

Grupo ISA' obtained $60,502 million operating revenues from energy services and $13,374 million from connection charges, figures up on 2007 for the same period, and explained by commissioning of assets of the year before.

On closing date of March, the participation of energy transmission in revenues was 96%, while telecommunications contributed 4%. Energy transmission includes connection charges and ancillary activities.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Operating revenues by country shows a 52% contribution from the companies in Brazil, 39% from Colombian ones, 8% from those in Peru and 1% from the company in Bolivia.

On the other hand, the 23% drop of $94,121 million in operating costs and expenses corresponded to expenses incurred by Companhia de Transmissão de Energía Elétrica Paulista -CTEEP- for the updating of the real estate property tax of non-operating assets (CETEMEQ agreement) in the first quarter of 2007, to lower personnel costs (retirement plan), and to lower provisions for fiscal contingencies.

With these results the Group's EBITDA increased to $553,834 million representing 34% growth over the same period of a year ago. In turn, the EBITDA margin passed from 62% to 75% and the operating margin from 39% to 57%.

Non-operating results presented a negative variation of $125,503 million, from $77,803 million in March of 2007 to $-47,700 million in March of 2008, a fact that is explained by the extraordinary revenues of CTEEP along 2007, associated to the payment of non-operating assets (CETEMEQ agreement).

Income tax provision dropped 31% from $117,316 million to $81.021 million due to the greater income recorded in 2007 resulting from the CETEMEQ agreement.

In the Group's income tax, companies in Brazil accounted for 73%, Colombian companies for 18%, Peruvian companies for 8% and 1% was accounted for by the one in Bolivia.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Minority interests in the Income Statement presented a 3% decline of $4,445 million, explained by the increased results at CTEEP in 2007.

As on March closing date, the Group's assets totaled $13,295,903 million, 4% down on 2007 year's end. Such drop is related to the use of resources for payment of liabilities and to decrease in CTEEP's assets from the currency translating process.

The Group's liabilities amounted to $6,611,268 million, equivalent to 7% drop with respect to closing date of the year before, explained fundamentally by repayment of debt.

Minority interests in the Balance Sheet showed $125,742 million decline associated to earnings distribution and to the period's results.

The table below shows the major financial figures for Grupo ISA:

GRUPO ISA INCOME STATEMENT	REAL ACCUMULATED MARCH 2008	REAL ACCUMULATED MARCH 2007	Variation	Variation %
Revenues	740,323	666,168	74,155	11%
Costs and expenses	-314,886	409 ,007	94,121	-23%
EBITDA	553,834	412,281	141 ,553	34%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Operating income	425,437	257,161	168,276	65%
Non-operating income	-47,700	77,803	-125,503	-161%
Pre-tax income	377,737	334,963	42,774	13%
Income tax	-81,021	-117,316	36,295	-31%
Net income before minority interest	296,715	217,647	79,069	36%
Minority interest	150,940	155,385	-4,445	-3%
Net income	145,775	62,261	83,514	134%
EBITDA Margin	75%	62%		
Operating Margin	57%	39%		
Net Margin	20%	9%		

BALANCE SHEET	MARCH 2008	DECEMBER 2007	Variation	Variation %
Assets	13,295,903	13,887,489	-591,586	-4%
Liabilities	6,611,268	7,075,678	-464,410	-7%
Minority interest	2,833,623	3,009,365	-125,742	-4%
Equity	3,801,012	3,302,446	-1,434	0%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

millions of pesos

Results of ISA Parent Company

During the first quarter of 2008, ISA Parent Company presented 36% improvement in operating results going from $92,037 million to $124,939 million. This variation is explained by the increase in operating revenues originated by newly commissioned projects and by the reduction in costs and expenses derived from optimization and postponement of activities.

Thus, revenues increased 16% as compared to the same period of a year ago ($28,871 million) and costs and expenses decreased by $4.032 million, 4% with respect to the same period of a year earlier.

ISA's net income for March totaled $145,775 million, 134% up on March 2007 ($62,265 million) due to better operating income and to improvement in non-operational results which went from $21,663 million loss to $31,766 million profit, a fact that is explained by revenues from debt-associated foreign exchange difference and by lower financing expenses from reduced financial liabilities.

The results obtained are reflected in significantly improved financial indicators. EBITDA went from $129,061 million in March 2007 to $156,009 million in March

2008, equivalent to 21% increase. EBITDA margin rose from 70% to 73%, operating margin from 50% to 59%, and net margin from 34% to 68%.

As of the end of March, the Company's assets were worth $6,257,766 million, equivalent to 1% drop as compared to December of 2007 and explained by the use of resources for dividend payment, debt amortizing and payment of other liabilities. Such events allowed 3% reduction in total liabilities.

The table below shows the major financial figures for ISA parent company:

Millions of pesos	REAL ACCUMULATED MARCH 2008	REAL ACCUMULATED MARCH 2007	Variation	Variation %
Operating Results				
Revenues	213,324	184,454	28,871	16%
Costs and expenses	-88,385	-92,417	4,032	-4%
EBITDA	156,009	129,061	26,948	21%
Operating income	124,939	92,037	32,902	36%
Non-operating income	31,766	-21,663	53,429	-247%
Pre-tax income	156,705	70,374	86,331	123%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Tax Provision	-10,930	-8,109	-2,821	35%
Net income				
EBITDA Margin	73%	70%		
Operating Margin	59%	50%		
Net Margin	68%	34%		

Balance Sheet	**MARCH 2008**	**DECEMBER 2007**	**Variation**	**Variation %**
ASSETS	6,257,766	6,350,589	-92,823	-1%
LIABILITIES	2,445,396	2,517,269	-71,873	-3%
EQUITY	3,812,371	3,833,320	-20,949	-1%
TOTAL LEVERAGE	39%	40%		

millions of pesos

Gabriel R. Gallón Medina

Corporate Image Direction

ggallon@isa.com.co

Telephone +57(4) 315 73 07/09

Mobile: (311) 635 15 94

Medellín, Colombia

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA is the one Latin American linear infrastructure system company that thrives while boosting continental progress. Through its affiliates and subsidiaries it has a presence in Colombia, Brazil, Bolivia and Peru.

****

REPUBLIC OF COLOMBIA

STATE OF ANTIOQUIA

CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in eight pages of a press release on ISA's financial results for the first quarter of 2008.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, April 30 of 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

SUMMARY OF OTHER RELEVANT INFORMATION

AS OF MAY 31, 2008

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. ISA

	Date	Time	Subject	Summary	Attach.
1	22/05/2008	15:10:35	Business Lines	ISA informs that its affiliate XM COMPAÑÍA DE EXPERTOS EN MERCADOS S.A. E.S.P., subscribed today a Memorandum of Understanding with Bolsa de Valores de Colombia S.A. (Colombian Stock Exchange) (See attachment)	See Attachment

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as on May 31, 2008.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the City of Medellín, today, May 31 of 2008.

Ana Lucia Uribe

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

ISA informs that its affiliate XM COMPAÑÍA DE EXPERTOS EN MERCADOS S.A. E.S.P., subscribed today a Memorandum of Understanding with Bolsa de Valores de Colombia S.A. (Colombian Stock Exchange) with the purpose of analyzing and seeking mutually satisfactory alternatives that will lead to implementation in Colombia and Latin America of a Negotiation System for Derivatives with electric power, fuel gas and other energy commodities as underlying variables. The aim is to implement financial mechanisms that would provide increased liquidity to the market and allow the efficient management of risk in the trading of such products.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding ISA's business lines.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, May 31 of 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

SUMMARY OF OTHER RELEVANT INFORMATION

AS OF JUNE 30, 2008

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. ISA

	Date	Time	Subject	Summary	Attach.
10	02/07/2008	17:55:13	Business Lines	Today, the Mining and Energy Planning Unit (UPME) awarded Interconexión Eléctrica S.A. E.S.P. -ISA- the construction of works for the electric interconnection of the Porce III project (see attachment)	See attachment
9	27/06/2008	16:51:44	Business Lines	CTEEP, ISA's affiliate, was awarded five new energy-transmission projects in Brazil (see attachment)	See attachment
8	27/06/2008	14:45:50	Issuer's Legal Issues	The State and ISA subscribe legal stability agreement (see	See attachment

ANA LUCÍA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

				attachment)	
7	23/06/2008	08:36:02	Business Lines	The Shareholders' Meeting of INTERLIGAÇÃO ELÉTRICA DE MINAS GERAIS S.A. -IEMG-, ISA's Brazilian affiliate, approved participation as shareholder of CONTROL Y MONTAJES INDUSTRIALES S.A. - CYMI (see attachment)	See attachment
6	18/06/2008	16:36:12	Issuer's Legal Issues	ISA filed claim against penalty imposed by the Superintendency of Domiciliary Public Utilities (see attachment)	See attachment
5	18/06/2008	09:22:04	Business Lines	On Tuesday, June 17, Agencia de Promoción de la Inversión Privada de Perú – Proinversión– selected the bid presented by ISA (60%), in association with Empresa	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

				de Energía de Bogotá – EEB– (40%) – (see attachment)	
4	16/06/2008	14:15:51	Securities rating	Duff & Phelps de Colombia S.A. SCV publishes the Rating Technical Report for the bond issues carried out by Interconexión Eléctrica S.A. –ISA	See attachment
3	11/06/2008	12:00:17	Securities rating	Correction to 06/06/2008: Duff & Phelps de Colombia upholds the AAA ratings assigned to ISA's second and third bond issues for US$180,000 and US$ 130,000 million and to the bond issuing and underwriting program million, for US$850,000 million	See attachment
	06/06/2008	15:58:41	Securities rating	Duff & Phelps de Colombia upholds the AAA ratings assigned to ISA's second	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

2				and third bond issues for US$130,000 million and US$850,000 million, respectively, and to the bond issuing and underwriting program for US$ 850,000 million.	
1	03/06/2008	17:21:09	Decisions of the Board of Directors	In its meeting No. 665 of May 30 of 2008, the Board of Directors approved expansion of ISA's Program of Domestic Debt Bonds for an amount up to three hundred and fifty thousand million pesos ($350,000,000,000)	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as on June 30, 2008.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the City of Medellín, today, June 30 of 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

In its meeting No. 665 of May 30 of 2008, the Board of Directors approved expansion of ISA's Program of Domestic Debt Bonds for an amount up to three hundred and fifty thousand million pesos ($350,000,000,000); accordingly, the new total amount of the Bond Program is 1,200,000 million pesos.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding a decision by ISA's Board of Directors.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, June 30, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DUFF & PHELPS DE COLOMBIA UPHOLDS THE AAA RATINGS ASSIGNED TO ISA'S SECOND BOND ISSUE (US$ 180,000 MILLION) CARRIED OUT IN 1999, THIRD BOND ISSUE (US$ 130,000 MILLION) CARRIED OUT IN 2001, AND THE BOND ISSUING AND UNDERWRITING PROGRAM (US$ 850,000 MILLION).

In its meeting of June 5, the Technical Committee of Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores, after corresponding study and analysis on occasion of the periodic rating revisions of the second bond issue of Interconexión Eléctrica S.A. -ISA- (COL$180,000 million) carried out in 1999, the third bond issue of ISA S.A. (COL$$130,000 million) carried out in 2001, and the bond issue and underwriting program of ISA S.A. (COL$850,000 million), decided to uphold the **AAA** ratings, all as attested by Minutes No. 621 of same date.

The rating is supported by ISA's competitive position, both nationally and internationally, the quality of its investment portfolio, and the characteristics of the energy transmission business. It also reflects the positive financial and operating performance of the business, as well as the evolution of debt protection measures within the levels expected by Duff & Phelps.

ISA S.A. enjoys a solid competitive position given by the natural monopoly position in most of the businesses where it participates. It is the parent company of Grupo

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA, a conglomerate that has achieved a prominent competitive position in the telecommunications and energy transport businesses. In energy, ISA has an established position as promoter and developer of major electric energy transmission projects in the Andean Region, Central America, and most recently, Brazil. Currently, Grupo ISA owns 37,381 kilometers of the energy transmission grids in Latin America, occupying a position as one of the main energy transporters in the region. In Colombia, Grupo ISA, through ISA and Transelca, owns about 80% of the transmission grid at or above 220 kV. In Peru, the participation of Grupo ISA and its three affiliates totals 91%, in Bolivia, 36%, and in Brazil, 12%. In telecommunications, Grupo ISA is positioned as Colombia's most reliable network.

ISA's risk profile benefits from the fact that in Colombia, for assets not subject to invitations to bid, the transmission of energy is regulated by CREG for fixed time periods (five years), thus becoming stable revenues that can be predicted during the period. Nonetheless, and despite being a positive issue, it implies exposure to regulatory changes that may affect the company's revenue stability. The framework that regulates the remuneration of energy transmission assets in Colombia is currently under revision with a definitive tariff framework expected for the end of this year to be applicable as of 2009. Although the changes proposed could result in reduced yearly revenues for the Company, no significant variations are expected. This rating firm will closely follow the evolution and approval of such changes to determine the size of the impact they may have on the Company's financial performance. On the other hand, for the international business of electric power transmission as well as for those derived from UPME invitations to bid, which constitute a growing portion of ISA's revenues, the revenues received are predictable and not subject to regulatory changes in the countries.

The internationalization strategy of Grupo ISA's has permitted it to have a portfolio with investments in several countries in the region where it has been able to consolidate its position. As a result, ISA S.A. enjoys a significant geographical diversification of revenues that mitigates each country's inherent risk. Regarding its recent strategic revision resulting from the expansion of its operation scope, the future performance of ISA S.A. will be closely followed by Duff & Phelps since its venture into businesses other than those in which it has traditionally participated, depending on their nature and magnitude, could eventually change the company's risk profile.

Commissioning of UPME projects 01 and 02, as well as the recently acquired Betania substation explain the favorable performance of ISA's operating revenues. The revenues of ISA Conglomerate also grew satisfactorily due to the incorporation into the financial statements of the operations of CTEEP and Transmantaro, and to the increased revenues resulting from the entrance into operation of several projects conducted by the Group, among them, the fiber-optic network between Copey and Frontera and the Chilca substation (REP). Additionally, the control of operating expenses has reduced them, favoring an

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

EBITDA that in 2007 is 75.6% higher than in 2006. As of March 2008, EBITDA at COL$553,000 million, is 34.7% higher than in March 2007.

ISA's consolidated debt is considerable. Even so, as a consequence of capital repayments, during the first quarter of 2008 the debt decreased 10.4% with respect to March 2007, to about COL$4,400,000,000 million in March 2008, and the Debt/EBITDA ratio fell from 3x in March 2007 to 2x in March 2008. The equity structure has been strengthened thanks to the successful share issue conducted in the local market. The issue's actual demand was three times the initial amount estimated, which proves the trust placed by investors in ISA S.A. Given the growth strategy of Grupo ISA, expansion opportunities may arise that require contracting of financial liabilities for executing future investment projects. Duff & Phelps will closely watch such strategy given that even tough they are intended to strengthen operations and consolidate ISA's competitive position, they could affect the Company's indebtedness level

ISA's competitive position, its capacity to carry out successful projects, and the favorable evolution of debt protection levels are the grounds for the stable perspective granted to its bond issues.

CONTACTS:

Juan Pablo Arias G.: +57(1) 326 9999 Ext. 1200, jarias@dcrcolombia.com.co

Glaucia Calp: +57(1) 326 9999 Ext. 1110, calp@dcrcolombia.com.co

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

A rating by Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores is a professional opinion and does not pretend to be a recommendation to purchase, sell o hold an investment, nor does it constitute a guarantee of compliance of the obligations of the company subject of the rating. The information has been obtained from sources presumed to be reliable and accurate; therefore our firm is not liable for errors, omissions or the results obtained from the use of this information.

Members of the Rating Technical Committee taking part in the meeting where this(these) rating(s) was(were) assigned*: Gustavo Aristizabal, Juan Camilo Cabrera, Natalia O'Byrne.

*Résumés of Members of the Technical Committee can be found on the Web page of the rating entity: www.dcrcolombia.com.co

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia. with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in five pages of a rating by Duff & Phelps de Colombia S.A.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, June 30, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DUFF & PHELPS DE COLOMBIA UPHOLDS THE AAA RATINGS ASSIGNED TO ISA'S SECOND BOND ISSUE (US$ 180,000 MILLION) CARRIED OUT IN 1999, THIRD BOND ISSUE (US$ 130,000 MILLION) CARRIED OUT IN 2001, AND THE BOND ISSUING AND UNDERWRITING PROGRAM (US$ 850,000 MILLION).

In its meeting of June 5, the Technical Committee of Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores, after corresponding study and analysis on occasion of the periodic rating revisions of the second bond issue of Interconexión Eléctrica S.A. -ISA- (COL$180,000 million) carried out in 1999, the third bond issue of ISA S.A. (COL$$130,000 million) carried out in 2001, and the bond issue and underwriting program of ISA S.A. (COL$850,000 million), decided to uphold the **AAA** ratings, all as attested by Minutes No. 621 of same date.

The rating is supported by ISA's competitive position, both nationally and internationally, the quality of its investment portfolio, and the characteristics of the energy transmission business. It also reflects the positive financial and operating performance of the business, as well as the evolution of debt protection measures within the levels expected by Duff & Phelps.

ISA S.A. enjoys a solid competitive position given by the natural monopoly position in most of the businesses where it participates. It is the parent company of Grupo

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA, a conglomerate that has achieved a prominent competitive position in the telecommunications and energy transport businesses. In energy, ISA has an established position as promoter and developer of major electric energy transmission projects in the Andean Region, Central America, and most recently, Brazil. Currently, Grupo ISA owns 37,381 kilometers of the energy transmission grids in Latin America, occupying a position as one of the main energy transporters in the region. In Colombia, Grupo ISA, through ISA and Transelca, owns about 80% of the transmission grid at or above 220 kV. In Peru, the participation of Grupo ISA and its three affiliates totals 91%, in Bolivia, 36%, and in Brazil, 12%. In telecommunications, Grupo ISA is positioned as Colombia's most reliable network.

ISA's risk profile benefits from the fact that in Colombia, for assets not subject to invitations to bid, the transmission of energy is regulated by CREG for fixed time periods (five years), thus becoming stable revenues that can be predicted during the period. Nonetheless, and despite being a positive issue, it implies exposure to regulatory changes that may affect the company's revenue stability. The framework that regulates the remuneration of energy transmission assets in Colombia is currently under revision with a definitive tariff framework expected for the end of this year to be applicable as of 2009. Although the changes proposed could result in reduced yearly revenues for the Company, no significant variations are expected. This rating firm will closely follow the evolution and approval of such changes to determine the size of the impact they may have on the Company's financial performance. On the other hand, for the international business of electric

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

power transmission as well as for those derived from UPME invitations to bid, which constitute a growing portion of ISA's revenues, the revenues received are predictable and not subject to regulatory changes in the countries.

The internationalization strategy of Grupo ISA's has permitted it to have a portfolio with investments in several countries in the region where it has been able to consolidate its position. As a result, ISA S.A. enjoys a significant geographical diversification of revenues that mitigates each country's inherent risk. Regarding its recent strategic revision resulting from the expansion of its operation scope, the future performance of ISA S.A. will be closely followed by Duff & Phelps since its venture into businesses other than those in which it has traditionally participated, depending on their nature and magnitude, could eventually change the company's risk profile.

Commissioning of UPME projects 01 and 02, as well as the recently acquired Betania substation explain the favorable performance of ISA's operating revenues. The revenues of ISA Conglomerate also grew satisfactorily due to the incorporation into the financial statements of the operations of CTEEP and Transmantaro, and to the increased revenues resulting from the entrance into operation of several projects conducted by the Group, among them, the fiber-optic network between Copey and Frontera and the Chilca substation (REP). Additionally, the control of operating expenses has reduced them, favoring an

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

EBITDA that in 2007 is 75.6% higher than in 2006. As of March 2008, EBITDA at COL$553,000 million, is 34.7% higher than in March 2007.

ISA's consolidated debt is considerable. Even so, as a consequence of capital repayments, during the first quarter of 2008 the debt decreased 10.4% with respect to March 2007, to about COL$4,400,000,000 million in March 2008, and the Debt/EBITDA ratio fell from 3x in March 2007 to 2x in March 2008. The equity structure has been strengthened thanks to the successful share issue conducted in the local market. The issue's actual demand was three times the initial amount estimated, which proves the trust placed by investors in ISA S.A. Given the growth strategy of Grupo ISA, expansion opportunities may arise that require contracting of financial liabilities for executing future investment projects. Duff & Phelps will closely watch such strategy given that even tough they are intended to strengthen operations and consolidate ISA's competitive position, they could affect the Company's indebtedness level

ISA's competitive position, its capacity to carry out successful projects, and the favorable evolution of debt protection levels are the grounds for the stable perspective granted to its bond issues.

CONTACTS:

Juan Pablo Arias G.: +57(1) 326 9999 Ext. 1200, jarias@dcrcolombia.com.co

Glaucia Calp: +57(1) 326 9999 Ext. 1110, calp@dcrcolombia.com.co

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

A rating by Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores is a professional opinion and does not pretend to be a recommendation to purchase, sell o hold an investment, nor does it constitute a guarantee of compliance of the obligations of the company subject of the rating. The information has been obtained from sources presumed to be reliable and accurate; therefore our firm is not liable for errors, omissions or the results obtained from the use of this information.

Members of the Rating Technical Committee taking part in the meeting where this(these) rating(s) was(were) assigned*: Gustavo Aristizabal, Juan Camilo Cabrera, Natalia O'Byrne.

*Résumés of Members of the Technical Committee can be found on the Web page of the rating entity: www.dcrcolombia.com.co

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in five pages of a rating by Duff & Phelps de Colombia S.A.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, June 30, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DCR

Duff and Phelps de Colombia, S.A. — Colombia Corporations

Securities Rating Corporation

(Power Sector)/(Colombia) — **INTERCONEXION ELECTRICA S. A. E. S. P. (ISA S. A.)**

Ratings

Instrument Type	Current Rating	Former Rating	Date of Change
1999 Bonds	AAA	AAA	05/06/08
2001 Bonds	AAA	AAA	05/06/08
04-Bonds Program	AAA	AAA	05/06/08
Rating Watch			None
Perspective			Stable

Analysts

Juan Pablo Arias G

+1 326 9999

jarias@dcrcolombia.com.co

Glaucia Calp

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

+1 326 9999

gcalp@dcrcolombia.com.co

Profile

Interconexion Electrica S. A. – ISA is a mixed-ownership public utilities company whose core business is the high-voltage transport of energy in Colombia. ISA is the parent company of an Economic Group in Colombia that carries out activities in both the power and the telecommunications sectors.

Strengths and Opportunities

- Natural monopoly in the transmission business in its area of influence
- Expertise in developing, operating and maintaining power systems with high quality standards.
- The internationalization strategies of the Economic Group and its current positioning in the region.
- High corporate governance standards.

Drawbacks and Threats

- Significant indebtedness
- Regulatory uncertainty
- Aggressive expansion strategy

June 5, 2008

Rating Summary

In its meeting of June 5, the Technical Committee of Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores, after corresponding study and analysis on occasion of the periodic rating revisions of the second bond issue of Interconexión Eléctrica S.A. -ISA- (COL$180,000 million) carried out in 1999, the third bond issue of ISA S.A. (COL$$130,000 million) carried out in 2001, and the bond issue and underwriting program of ISA S.A. (COL$850,000 million), decided to uphold the **AAA** ratings, all as attested by Minutes No. 621 of same date.

In this respect, it is necessary to clarify that obligations so rated are considered to be of the highest credit quality. Risk factors are considered to be virtually nonexistent according to the rating scale of Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores.

Rationale

The rating is supported by ISA's competitive position, both nationally and internationally, the quality of its investment portfolio, and the characteristics of the energy transmission business. It also reflects the positive financial and operating

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

performance of the business, as well as the evolution of debt protection measures within the levels expected by Duff & Phelps.

ISA S.A. enjoys a solid competitive position given by the natural monopoly position in most of the businesses where it participates. It is the parent company of Grupo ISA, a conglomerate that has achieved a prominent competitive position in the telecommunications and energy transport businesses. In energy, ISA has an established position as promoter and developer of major electric energy transmission projects in the Andean Region, Central America, and most recently, Brazil. Currently, Grupo ISA owns 37,381 kilometers of the energy transmission grids in Latin America, occupying a position as one of the main energy transporters in the region. In Colombia, Grupo ISA, through ISA and Transelca, owns about 80% of the transmission grid at or above 220 kV. In Peru, the participation of Grupo ISA and its three affiliates totals 91%, in Bolivia, 36%, and in Brazil, 12%. In telecommunications, Grupo ISA is positioned as Colombia's most reliable network.

ISA's risk profile benefits from the fact that in Colombia, for assets not subject to invitations to bid, the transmission of energy is regulated by CREG for fixed time periods (five years), thus becoming stable revenues that can be predicted during the period. Nonetheless, and despite being a positive issue, it implies exposure to regulatory changes that may affect the company's revenue stability. The framework that regulates the remuneration of energy transmission assets in Colombia is currently under revision with a definitive tariff framework expected for the end of

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

this year to be applicable as of 2009. Although the changes proposed could result in reduced yearly revenues for the Company, no significant variations are expected. This rating firm will closely follow the evolution and approval of such changes to determine the size of the impact they may have on the Company's financial performance. On the other hand, for the international business of electric power transmission as well as for those derived from UPME invitations to bid, which constitute a growing portion of ISA's revenues, the revenues received are predictable and not subject to regulatory changes in the countries.

The internationalization strategy of Grupo ISA's has permitted it to have a portfolio with investments in several countries in the region where it has been able to consolidate its position. As a result, ISA S.A. enjoys a significant geographical diversification of revenues that mitigates each country's inherent risk. Regarding its recent strategic revision resulting from the expansion of its operation scope, the future performance of ISA S.A. will be closely followed by Duff & Phelps since its venture into businesses other than those in which it has traditionally participated, depending on their nature and magnitude, could eventually change the company's risk profile.

Commissioning of UPME projects 01 and 02, as well as the recently acquired Betania substation explain the favorable performance of ISA's operating revenues. The revenues of ISA Conglomerate also grew satisfactorily due to the incorporation into the financial statements of the operations of CTEEP and Transmantaro, and to

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

the increased revenues resulting from the entrance into operation of several projects conducted by the Group, among them, the fiber-optic network between Copey and Frontera and the Chilca substation (REP). Additionally, the control of operating expenses has reduced them, favoring an EBITDA that in 2007 is 75.6% higher than in 2006. As of March 2008, EBITDA at COL$553,000 million, is 34.7% higher than in March 2007.

ISA's consolidated debt is considerable. Even so, as a consequence of capital repayments, during the first quarter of 2008 the debt decreased 10.4% with respect to March 2007, to about COL$4,400,000,000 million in March 2008, and the Debt/EBITDA ratio fell from 3x in March 2007 to 2x in March 2008. The equity structure has been strengthened thanks to the successful share issue conducted in the local market. The issue's actual demand was three times the initial amount estimated, which proves the trust placed by investors in ISA S.A. Given the growth strategy of Grupo ISA, expansion opportunities may arise that require contracting of financial liabilities for executing future investment projects. Duff & Phelps will closely watch such strategy given that even tough they are intended to strengthen operations and consolidate ISA's competitive position, they could affect the Company's indebtedness level

ISA's competitive position, its capacity to carry out successful projects, and the favorable evolution of debt protection levels are the grounds for the stable perspective granted to its bond issues.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Characteristics of Current Issues

The table below shows the main characteristics of the bond issues conducted by ISA S.A.

CHARACTERISTICS OF THE BOND ISSUES

Issue	Amount $MM	Interest Rate	Maturity Date
Second	59,700.00	DTF+ 2.5	13/04/2009
Second	30,879.00	IPC+ 10	13/04/2009
Third	130,000.00	IPC+ 8.1	16/07/2011
Program Tranche 1	100,000.00	IPC+ 7	20/02/2001
Program Tranche 2	150,000.00	IPC+ 7.3	20/02/2016
Program Tranche 3	108,865.00	IPC+ 7.19	07/12/2019
Program Tranche 4	118,500.00	IPC + 4.58	07/04/2026
Program Tranche 5	110,000.00	IPC + 4.84	21/09/2013
TOTAL	807,944.00		

Source: ISA S.A. ESP

The second issue was mainly used for cash flow of year 1999 and to execute the Company's Investment Plan. The third issue was used to substitute domestic and foreign currency loans, to reduce exchange risk exposure, and to expand the portfolio's average term. The bond issue program was carried out for debt management operations and to finance cash flows.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Profile

Interconexion Electrica S. A. – ISA is a mixed-ownership public utilities company whose core business is the transport of high-voltage energy in Colombia. ISA is the parent company of an economic group in Colombia that carries out activities in both the power and the telecommunications sectors in Colombia, Ecuador, Peru, Bolivia and Brazil.

Grupo ISA owns eight companies in the power sector: ISA, TRANSELCA, and XM -Compañía de Expertos en Mercados, in Colombia; ISA Perú, Red de Energía del Perú -REP- and TransMantaro, in Peru; ISA Bolivia, in Bolivia; and Companhia de Transmissão de Energia Elétrica Paulista in Brazil. Additionally, the Group is the owner of ISA Capital do Brasil that acts as a vehicle for the Group's investment in CTEEP. The Group also has international interconnections: Colombia-Venezuela, Colombia-Ecuador and Peru-Ecuador.

In the telecommunications sector, Grupo ISA owns in Colombia the company Internexa, which in the second half of 2007 merged with Flycom Comunicaciones with the aim of strengthening the business strategy as leading data carrier in Latin America.

Recent Events

Seeking increased value generation for the Group, a strategy based on a Large and Ambitious Goal (MEGA, its Spanish initials) was proposed in 2007 to lead the decision-making process and guide the Company along the next decade. The strategy includes venturing into new markets and adoption of new businesses such as transport of gas and infrastructure projects. In this way, ISA seeks to be recognized as one of the three major transporters in America and the largest in Latin America.

Given the company's internationalization resulting from the strategy adopted, ISA launched a new image that joins under the same brand, as corporate visual identity, its affiliates and subsidiaries. In this way, ISA optimizes resources for brand positioning in the region, which in addition to making legal and registration processes simpler, shall result in increased cohesion and direction and attract more investors. Additionally, the image was supplemented by the new slogan "Moving" that seeks to boost the advancement and prospective vision of the Company.

In December 2007, ISA conducted a third issuance of common shares using the book building methodology under which the share price is determined by the market through its bids. The issue's actual demand was three times the initial amount estimated.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Along 2007, ISA commissioned several electric infrastructure projects built with resources of the Financial Support Fund for Electrification of Interconnected Rural Areas (FAER) and the Financial Support Fund for Electrification of Non-Interconnected Rural Areas (FAZNI). Additionally, it delivered the El Copey – Ocaña – Primavera UPME 02-03 655-km electric interconnection line at 500 kV, thus concluding the electric corridor started a few years ago. It also increased its participation in the STN by acquiring the Betania Substation which represents $2,740 million in yearly revenues.

In the Peruvian market, affiliate Red de Energia del Peru –REP– commissioned the Chilca substation. Likewise, it expanded to 750 MW the transmission capacity of the lines between Chilca and San Juan that will permit attention of the area's growing demand. Additionally it dedicated the second triad of the Zapallal-Paramonga-Chimbote transmission line with about 380 kilometers. As to data transmission, Internexa, through its affiliate in Peru, installed the first stage of its fiber optic network which is expected to be operational by the second half of 2008.

Operations

Upon commissioning of UPME 01 project in December 2006 and UPME 02 project between in May 2007, ISA owned 10,000 kilometers of transmission circuit in Colombia at voltages above 110kV. Total average availability for all of ISA's assets in 2007 was 99.92% or 0.26% higher than the goal set by CREG.

ISA's transmission network extends all over the country and is therefore highly exposed to infrastructure attacks occurring as a result of the public order conditions of the country. Although in 2007 the number of affected towers (85) fell by 42%, in the first quarter of 2008 said number grew to 29 with respect to same period a year before. During 2007 and the first quarter of 2008, ISA incurred costs of $10,660 million and $2,979 million, respectively, to recover damaged towers.

ISA owns international interconnections between Colombia and Venezuela, Colombia and Ecuador, and Ecuador and Peru, which make physical energy exchanges viable. Specifically, between Ecuador and Colombia, exchanges are conducted under the scheme of International Electricity Transactions -TIE-, while between Venezuela and Colombia, they depend on contracts among agents. Similarly, ISA takes active part in the promotion of the electric interconnection between Colombia and Panama.

Transelca S.A.

Transelca is engaged in the provision of services of energy transport and operation of the power system in the Colombian Caribbean Coastal area. In 2007, Transelca was the second largest transmission company in Colombia with 9.68% of the revenues from assets of the National Transmission System.

After exchange operation conducted in December 2006 in which Ecopetrol transferred to ISA its shares in Transelca, ISA now holds 99.99% of the subordinate's total capital. For such reason, as of January 2007, the consolidated financial statements of ISA show an increase that corresponds to the Transelca operation.

Transelca enjoys a solid financial position thanks to its continued generation of EBITDA and cash flows, as well as to the stability of the business' operating margins. Such good financial performance is the result of firm energy revenues, the execution of new connection contracts, and the good commercial management geared towards maximization of revenues from value added services. For December 2007, Transelca's EBITDA was 68% compared to 62% for 2004.

Transelca has carried out two bond issues in the domestic market worth $113,000 and $100,000 million. These issues, rated AAA by Duff & Phelps de Colombia, were totally placed and are currently outstanding.

Red de Energía del Peru S.A.

ISA has 30% direct participation in this company, and 30% indirect participation through affiliate TRANSELCA. Red de Energía del Peru –REP– is a company engaged in operation and maintenance of the electric infrastructure of Peruvian transmission systems along a 30-year term. The transmission assets administered by REP include 52 transmission lines with 5,407 kilometers of circuits, and 46 substations linking 19 Peruvian provinces. The company is the largest energy transporter in Peru.

In the last year, commissioning of the Chilca Substation and the capacity expansion of transmission lines between Chilca and San Juan, mentioned earlier, permitted a favorable evolution of its financial condition. As of December 2007, REP posted US$ 34 million operating income, 67% EBITDA, and US$ 16.9 million net income. Additionally, during 2007, the company declared dividends in the amount of US$ 15 million. Investments executed by the company were financed with resources from bond placements in the Peruvian market.

ISA Peru S.A.

ISA owns 28.07% direct participation in this company and 54.86% indirect participation through its affiliate Transelca. ISA Perú S.A. is a corporation established in 2001 with the purpose of carrying out concession granted by the Peruvian government for the construction and 30-year operation of the 262-km 220kV Oroya-Carhuamayo-Paragsha-Vizcarra line and the 131-km 138kV Aguaytía-Pucallpa line (total 393 kilometers of circuit) in Peru. The first project was commissioned on August 9, 2002 and the second on September 22 of the same year. The construction of these lines allowed ISA Perú S.A. to offer increased reliability to the Peruvian transmission system since it augmented the energy transport capacity from production to consumption centers.

The company's EBITDA margin and net income for 2007 were affected as a result of extra expenses incurred for repairs and relocation of towers of the Aguaytía-Pucallpa line. Accordingly, EBITDA margin stood at 82% and net income at US$ 2.4 million; dividends were declared for US$ 3.3 million. ISA Peru conducted partial substitution of debt hired with IFC, IMF and BCO with a loan from BBVA for about US$ 14 million, thus improving its profile as well as the financial terms of its debt.

Consorcio TransMantaro S.A.

ISA owns 60% stock participation in Consorcio TransMantaro (CTM) in Peru; the remaining 40% belongs to Empresa de Energía de Bogotá S.A. Consorcio TransMantaro S.A. is a power transport company that interconnects the Peruvian northern-central and southern-central regions. It owns an electric transmission grid with 1,207 kilometers of 220kV circuit between the Mantaro Valley (Junin Province) and Socabaya (Arequipa Province) interconnecting the two main transmission subsystems in Peru.

In the last year, the company's capital was reduced by US$ 4 million seeking capital structure optimization; ISA received US$ 2.4 million for such reason.

ISA Bolivia S.A.

In this company, ISA owns 51% direct participation, 48.99% indirect participation through Transelca and 0.01% through Internexa. Grupo ISA established ISA Bolivia in 2003 to carry out the construction and 30-year operation of five substations and three transmission lines. Commercial operation of the Santibañez-Sucre and Carrasco-Urubó lines started on September 17 and October 11, 2005, respectively, ahead of the initially scheduled date of October 20, 2005.

ISA Bolivia S.A. is the second largest energy transporter in Bolivia with 588 kilometers of circuit and five substations in operation. Additionally, it operates the Santibáñez-Sucre, Sucre-Punutuma and Carrasco-Urubó lines, which started commercial operation in 2005. The company is constructing another substation that has demanded resources close to US$ 9.3 million and will start operations in June 2008.

During 2007, ISA Bolivia introduced changes in its accounting policies that will permit accruing of revenues and taxes at 15 years with a positive impact on revenue generation. As a consequence, as of the end of 2007, operating and net income increased 138% and 280%, respectively, while EBITDA margin stood at a favorable 79%.

ISA Capital do Brasil S.A.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Capital do Brasil Ltda. was established in Sao Paulo on April 28, 2006. On September 19, it was made into a public corporation.

On January 19, 2007, in order to improve its debt profile, ISA Capital do Brasil carried out an international bond issue worth US$554 million. These funds totally replaced the company's debt. Bonds were rated BB (stable) by Fitch Ratings.

The bonds were underwritten under the following terms:

ISA Capital do Brasil Bonds

	US$ Million	**Term (years)**	**Early Redemption**	**Rate**
Tranche I	200	5	Years 3 and 4	7.875% SV
Tranche II	354	10	No	8.800% SV

Source: ISA S.A. E.S.P. S.A.

Additionally, in order to carry out a substation reinforcement plan, to improve and modernize the existing transmission system and to conduct new investments, CTEEP obtained financing through R$ 764 million loan signed in September 2007. In the last year the company was capitalized by US$ 250 million to increase the ownership of common shares of CTEEP to 89.4% (37.5 of total capital)

Compañia de Transmissão de Energia Elétrica Paulista -CTEEP-

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CTEEP is responsible for a complex power system operating in the State of Sao Paulo and consisting of 18,495 kilometers of circuits and 102 substations at 550kV, in addition to three regional control centers and one system operation center. It also has its own telecommunications system with 145 microwave stations, 108 telephone exchanges, and about 1,800 kilometers of fiber-optic cable.

CTEEP is acknowledged as one of the best companies in the Brazilian power sector; it transports almost all the power consumed in the State of Sao Paulo equivalent to 30% of all energy produced in the country. In November 2007, the company was awarded group A of the concession of 720 kilometers of transmission lines at 500kV Colinas – Ribeiro Gonçalves – São João de Piauí and associated substations that will increase the Group's participation in the Brazilian market.

XM Compañía de Expertos en Mercados S.A.

XM was established in September 2005 to assume the activities related to operation planning and coordination of the resources of the National Interconnected System, administration of the commercial settlement system, and trading of energy on the wholesale energy market. XM has a portfolio of specialized services for the national and international power sector companies.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

In 2007, XM participated in the constitution of the Camara de Riesgo Central de Contraparte de Colombia S.A., whose corporate purpose allows it to settle and act as central counterparty of operations in the market of financial assets in order to administer the default risk of obligations derived from such operations.

During 2007 XM paid $2,359 million in dividends to ISA.

Internexa S.A.

The corporate purpose of Internexa is the administration, commercialization and provision of telecommunications services, particularly national and international voice-and-data carrier services. Internexa specializes in transporting the signals of leading telecommunications companies that provide long-distance, value-added, Internet, mobile communications and cable-television services, among others.

The merger of Internexa and Flycom Comunicaciones took place in the second half of 2007. Flycom provided communications, value-added and IP-based services for its own account or for third parties using LMDS technology that permits simultaneous distribution of voice, video, data and Internet through wireless networks. The merger strengthened the leadership and recognition of the company as the largest data carrier in Latin America.

Through its affiliate in Peru, the company laid network infrastructure in the northern region reaching 1,280 kilometers of coverage in 12 cities. In this way the company positioned itself as a neutral and open telecommunications network designed for every operator in the country. In Ecuador, Transnexa, a company in which Internexa has 50% participation, expanded its network to reach Guayaquil, Machala and the interconnection with Peru. In Venezuela, the bi-national interconnection that permits a permanent and reliable link between Caracas and Bogota was agreed and implemented through covenant with Venezuelan Compañia Anonima Nacional Telefonos de Venezuela –CANTV–. Lastly, in Central America a cooperation agreement with EPR was signed to establish an information transport corridor between the North of South America and the South of Mexico.

In 2007 Internexa paid ISA dividends worth $2,350 million.

<u>Empresa Propietaria de la Red -EPR-</u>

ISA owns 12.5% stake in Empresa Propietaria de la Red -EPR- (Central America). This company is responsible for the design, construction, set-up, service start-up, operation and maintenance of the SIEPAC Project, which consists of 1,790 kilometers of transmission network at 230 kV between Panama and Guatemala. EPR has carried out major investments and its operations are scheduled to start in the first semester of 2009.

EPR is owned by Endesa Internacional S.A., Interconexión Eléctrica S.A., and the energy transmission companies of member countries – Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama.

Competitive Position

ISA is the major energy transport company in Colombia because of its nationwide coverage. Upon commissioning of projects UPME 01 (December 2006) and UPME 02 (between March 2007 and May 2007), ISA's participation in the National Transmission System was 73.9%, as measured by the as-new-replacement value of assets.

Grupo ISA, in turn, with 37,629 kilometers of networks, is one of the major energy transporters in Latin America. In Colombia, taking into consideration ISA and Transelca, the Group owns about 80% of transmission grids at 220 kV and higher voltages. In Peru, the share of the Group's three affiliates is 80%, in Bolivia, 36%, and in Brazil, 12%.

In telecommunications, Grupo ISA is positioned as Colombia's most reliable telecommunications network, national and international carriers' carrier, and first wireless broadband specialized operator. In the carriers' carrier and Internet services, the Group, through its affiliate Internexa, owns, respectively, 64% and 35% of the market.

Strategy

ISA will strive to comply with the proposals defined in its new strategy based on the MEGA, which includes the development of markets through the design, construction and operation of main and linear infrastructure systems. The Grupo ISA's growth strategy is framed within the corporate guidelines for investment policies and target markets and is carried out continuously through identification of business opportunities and its respective evaluation. Duff & Phelps will closely follow ISA's venture into businesses different from those in which it has traditionally participated, given that depending on their nature and magnitude, they might change the company's risk profile.

The definition and execution of commercial guidelines applicable to its target markets in the business of energy transport and ancillary businesses was carried out last year. According to this, a decision was made to integrate the commercial areas of ISA and Transelca seeking better attention of requirements.

ISA will continue to seek consolidation of its businesses in the countries where it is already present such as Colombia, Peru and Bolivia, through enhanced provision of energy-transport ancillary services. Additionally, it will consolidate its actions in the Brazilian market in order to comply with the business plan previously defined. The opportunities for expansion in the markets of the Andean Community of

Nations and Central America, and the Southern Common Market will continue to be monitored in the search for growth possibilities.

In telecommunications, the Group will take advantage of its network infrastructure, based on which it will offer carrier services both nationally and internationally. ISA in turn, will continue to structure opportunities for venturing into the gas transport business and infrastructure projects such as engineering and construction services. Particularly in Colombia, opportunities to take part in road concessions will be analyzed.

Regulatory Framework

On December 17, 2007, CREG issued Resolution 110 of 2007 that includes a Resolution draft to establish the formulae for remuneration of the electric energy transmission activity. In general the draft preserves the methodology of regulated revenues for remuneration of assets not subject to bid processes. However, it revises some parameters that make up the formula for annual revenues such as the remuneration rate, the percentage recognized for AOM (Administration, Operation and Maintenance) expenses, the percentage recognized for non-electric assets, the percentage recognized for cadastral value of typical area, among others. The draft has yet to be presented at public meetings for observations. The application of the new scheme is expected for the first quarter of 2009.

CREG, through Resolution 001 of 2008 orders the disclosure of a resolution draft to define the methodology to determine the rate of return for the remuneration of the activities of electricity distribution. The proposal significantly reduces the rate both for the STR and the SDL, as well as the assets' cost of replacement as new.

Duff & Phelps will be observant of regulatory changes and their potential effect on energy transmission companies.

Financial Profile

The purchase of CTEEP meant a major change on the asset structure of ISA S.A. given that such investment is larger than ISA's total operation in Colombia. Additionally, considering the above, and given that the sovereign risk of most of the countries where ISA has stakes is of better quality than Colombia's sovereign risk, we will analyze the consolidated figures for Grupo ISA.

At a figure close to $2.800 billion, ISA's consolidated revenues represent an increase of almost 40% over 2006. Such behavior is explained by the recognition of financial results of investments for the whole year of 2007 of CTEEP which totaled almost $1.500 billion. It is also explained by the commissioning of regional projects such as UPME 01 and 02 projects, the Chilca Substation (REP), the expansion of lines carried out by REP, among others. In the first quarter of 2008

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

operating revenues kept their growing trend reaching about $740,000 million, 11.1% higher than in same period of former year.

Given the good results obtained in controlling AOM expenses, as well as the optimization carried out by CTEEP regarding personnel expenses, operating expenses along 2007 exhibited very favorable dynamics dropping almost 8.5% with respect to 2006 to $1.500 billion. Such behavior intensified during the first quarter of 2008, with a decrease of 23% to reach $314,000 million. Thanks to the above, EBITDA margins were very favorable as can be seen in the table below.

GRUPO ISA – Income Statement

	2006	2007	March 2008
Revenues	2,016,321.0	2,821,645.0	740,323.0
EBITDA	1,113,138.0	1,954,514.0	553,834.0
EBITDA Margin	55.20%	69.30%	74.80%
Operating Income	338,563.0	1,286,304.0	425,437.0

Source: ISA E.S.P. S.A.

ISA's interest expenses increased as a result of the US$ 38.5 million underwriting by Red de Energia del Peru, the January 2007 US$ 554 million bond issue of ISA

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Capital do Brasil, and the R$ 764 million loan obtained by CTEEP. For such reason, its coverage level as measured by EBITDA / Interest fell to 4.1x in December 2007 from 4.8x in December 2006. Although, as of March 2008, the Group's total debt decreased, the indicator fell from 3.6x (March 2007) to 3.5x (March 2008) as a result of the particular increase of CTEEP's debt balance at a higher cost. Nonetheless, such indicators are in line with the rating assigned.

As of December 2007, ISA's net income totaled about $226.000 million, equivalent to 50% increase with respect to 2006. In addition to EBITDA's good figures, the growth is also explained by the revenues earned in the sale of non-productive assets and the recovery of provisions for contingencies and pension liabilities. The above mentioned net income excludes $646,000 million of minority interest of investment in CTEEP. As of March 2007, the Group recorded $145,700 million net income equivalent to 134% increase over the figure of March 2007

ISA's consolidated assets amounted to $13,300 billion (March 2008) or 2.5% above the figure for same period of last year, a fact that is explained by the commissioning of UPME 01 and 02 projects and the acquisition of the Betania substation. Additionally, it reflects the capitalization made by ISA to ISA Capital do Brasil in the amount of US$ 150 million to increase ownership of common shares of CTEEP to 89.4%.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

US$ 544 million bond issue carried out by ISA Capital do Brasil to finance the acquisition of CTEEP, as well as bond issues for US$60 million conducted by REP to carry out its expansion plan, resulted in 37.5% increase in Grupo ISA's debt to $4,800 billion between December 2007 and 2006. Another reason for such increase is the financing in the amount of R$764 million obtained by CTEEP to improve and update the existing transmission system. However, as of March 2008, the Group's total debt fell to $4,400 million, as a result, primarily, of debt principal payments including the payment made by ISA of US$148 million subordinated loan.

EBITDA's favorable behavior, as well as the reduction in debt occurred during the first quarter of 2008 reflect on improved debt protection measures. Debt/EBITDA for March 2008 was 2x versus 3x for March 2007.

As of December 2007, ISA's consolidated equity totaled $3,800 billion, equivalent to 14.7% increase over 2006. Such figures are explained by $397,197 million premium on capital stock resulting from difference between the share's bid price and par value after issuance of shares conducted in December 2007. During the first quarter of 2008 such item remained unaltered.

ISA's solid competitive position, its capacity to carry out successful projects, and the favorable evolution of debt protection levels are the grounds for the stable perspective granted to its bond issues.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Financial Summary – INTERCONEXIÓN ELÉCTRICA S.A.

(Millions of Pesos)

	Mar-08	2007	Mar-07	2006
Financial Indicators				
EBITDA/Financial Interest (X)	3.5	4.1	3.6	4.8
Total Financial Debt/EBITDA (X)	2.0	2.5	3.0	3.2
Net Financial Debt/EBITDA (X)	1.7	2.1	2.4	2.39
Total Financial Debt/Capitalization (%)	40.1%	41.7%	44.8%	34.5%
Income Statement				
Net Sales	740,323	2,821,675	666,168	2,016,321
Change %	11.1%	39.9%	NA	
EBITDA	553,834	1,954,514	411,045	1,113,138
EBITDA Margin (%)	74.8%	69.3%	61.7%	55.2%
Depreciation and Amortization	128,397	668,211	153,884	774,574
EBIT	425,437	1,286,304	257,161	338,563
Financial Interest	159,444	474,955	115,153	233,092
Financing Cost - Estimated (%)*	13.6%	11.3%	10.8%	
Net Income	145,775	226,022	62,261	150,469
Average Return on Equity (%)	8.6%	3.3%	3.9 %	
Balance Sheet				
Cash and Current Investments	625,906	787,146	1,109,579	889,214
Total Assets	13,295,903	13,887,489	13,643,542	12,861,199
Short-term Financial Debt	514.923	746,479	787,749	1,094,145
Long-term Financial Debt	3,955,901	4,135,722	4,200,018	2,455,287
Off-Balance Financial Liabilities †	0	0	0	0
Total Financial Debt ††	4,470,825	4,882,202	4,987,767	3,549,432
Equity (Incl. Minority Interest)	6,684,635	6,811,810	6,151,048	6,727,418
Capitalization	11,155,459	11,694,012	11,138,815	10,276,850

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Liquidity				
Short-term Debt/Total Financial Debt	11.5%	15.3%	15.8%	30.8%
Cash and Current Investment/ Short-term Debt (X)	1.2	1.1	1.4	0.8
EBITDA/(Short-term Debt+Financial Expenses) (X)	1.92	1.60	1.32	0.84

* Financing Cost – Estimated = Financial Interest / Total Average Financial Debt. ** Free Cash Flow = EBITDA – Financial Interest – Working Capital Variation – Investment in Fixed Assets. † Includes operating leasing multiplied by eight plus other liabilities with financial debt characteristics.

†† Total Financial Debt includes Off-Balance Financial Liabilities. Capitalization = Total Financial Debt + Equity (Incl. Minority Interest)

EBITDA = Operating Results + Depreciation and Amortization

not liable for errors, omissions or the results obtained from the use of this information.

Members of the Rating Technical Committee taking part in the meeting where this(these) rating(s) was(were) assigned*: Gustavo Aristizabal, Juan Camilo Cabrera, Natalia O'Byrne.

*Résumés of Members of the Technical Committee can be found on the Web page of the rating entity: www.dcrcolombia.com.co

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in 30 pages of a rating by Duff & Phelps de Colombia S.A.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, June 30, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

isa

PRESS RELEASE

Medellín, June 18, 2008

ISA KEEPS GROWING IN PERU

On Tuesday, June 17, Agencia de Promoción de la Inversión Privada de Perú – Proinversión– selected the bid presented by ISA (60%), in association with Empresa de Energía de Bogotá –EEB– (40%), to expand by about 200 kilometers Peru's electric transmission system.

This was an international invitation to bid for the design, financing, construction, operation and maintenance of a substation and two energy transmission lines, each 96 km long, to link Chilca with Zapallal. The first line, at 220 kV, will have an intermediate substation at La Planicie; the second line will be at 500 kV.

With this project the Peruvian government intends to strengthen the transmission system between Chilca and Lima.

The contract will be executed under the BOOT modality during a term of 30 years from commissioning date, which is estimated to take place between 20 and 40 months after closing date. Once in operation, the project will produce yearly revenues of about US$ 10 million.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

PRESS RELEASE

ISA in Peru

Through its affiliate companies, ISA currently owns in Peru close to 7,000 km of high-voltage transmission lines and 1,280 km of fiber optic cable. Along the past seven years, ISA has invested in Peru approximately US$ 600 million, of which, US$ 119 million were used mostly to expand and improve the existing networks.

A few years ago, ISA realized the enormous investment and development potential of the power sector in Peru, reason why, in February 2001 it bid for, and was awarded, the 32-year concession for construction, procurement and operation of the Oroya-Carhuamayo-Paragsha-Vizcarra and Aguaytía-Pucallpa transmission lines. Today, this infrastructure is owned by ISA Peru.

In 2000, in association with its affiliate Transelca and Empresa de Energía de Bogotá –EEB–, ISA was awarded the 30-year concession for the electricity transmission systems of State companies Etecen and Etesur, today managed by REP. In 2006, together with EEB, ISA acquired Consorcio TransMantaro S.A., and in 2007, it established another affiliate – Proyectos de Infraestructura del Perú.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticiá 3157
Noviembre 20 de 1989

PRESS RELEASE

Lastly, in the field of telecommunications connectivity infrastructure, our company Internexa established its affiliate Internexa, S. A., a Peruvian company that makes Peru interconnection with Ecuador, Colombia and Venezuela possible

Gabriel R. Gallón Medina

Corporate Image Direction

ggallon@isa.com.co

Telephone +57(4) 315 73 07/09

Mobile: (311) 635 15 94

Medellín, Colombia

ISA is the one Latin American linear infrastructure system company that thrives while boosting continental progress. Through its affiliates and subsidiaries it has a presence in Colombia, Brazil, Bolivia and Peru.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

PRESS RELEASE

****

REPUBLIC OF COLOMBIA

STATE OF ANTIOQUIA

CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages regarding ISA's businesses lines.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, June 30, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2008 SEP -5 A 5:22

ATTACHMENT

ISA filed claim against penalty imposed by the Superintendency of Domiciliary Public Utilities.

On June 17, Interconexión Eléctrica S.A. E.S.P- ISA filed with the Administrative Tribunal of Cundinamarca – First Section, a nullity and redress claim against Resolution No. SSPD-20082400007415 of March 26, 2008 issued by the Superintendency of Domiciliary Public Utilities, which imposes a penalty of nine hundred twenty-three million pesos ($ 923,000,000.oo) for the event of April 26, 2007, and against the fictitious or presumed act produced by the Superintendency through failure to answer within the legal term of two (2) months following the request for reconsideration, and appeal in case reconsideration were denied, presented by ISA on April 16, 2008 against the mentioned Resolution No. SSPD 20082400007415.

The claim pretends as well the redress of ISA's right by declaring that ISA owes no money whatsoever as penalty, and that the Superintendency be ordered to redress the harmed rights vested upon ISA due to the negative impact caused by public disclosure through the media of imposition of penalty in an amount to be determined along the process.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

As part of the grounds invoked by the company are the extemporaneity of the penalty since it was imposed outside the time limit established by the law, gross procedural errors that disavowed the fundamental right to a due process, false motivation, and deviation of power.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of an attachment regarding a claim filed by ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, June 30, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The Shareholders' Meeting of INTERLIGAÇÃO ELÉTRICA DE MINAS GERAIS S.A. –IEMG–, ISA's affiliate in Brazil, approved participation as shareholder of CONTROL Y MONTAJES INDUSTRIALES S.A. –CYMI–. As a consequence, shareholding is now ISA 60% and CYMI 40%.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding ISA's business lines.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, June 30, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

THE NATION AND ISA SIGNED A LEGAL STABILITY AGREEMENT

The Nation, through the Ministry of Mines and Energy, signed today with ISA a legal stability agreement enabling the Company to stabilize, for a term of twenty (20) years (2008 to 2027), certain provisions related with income tax and wealth tax on the electric power transmission activity.

Such agreement was formalized by the Ministry of Mines and Energy, Hernán Martínez Torres, and ISA's CEO, Luis Fernando Alarcón Mantilla, under the framework of the X National and I International Utilities Congress held in the city of Cartagena.

Legal stability is the guarantee provided by the Nation to an investor as to the fact that it will remain applying certain regulations for a term defined under an agreement, in such event the regulations are amended adversely for the signatory company.

This sort of agreement, purported to promote new investments and/or extend those existing within the country, is based on Law 963 of 2005, Decrees 2950 of 2005 and 1474 of 2008 and CONPES Documents 3366 and 3406 of 2005.

The agreement involves a cost for ISA of $ 7.010 million pesos, corresponding to 1% of the value of investments made by the Company in furtherance of 2003 UPME 01 and UPME 02 projects and the enlargement of Caño Limón substation in Arauca. Such amount is payable in five years, by biannual installments.

These projects have represented integral benefits for the whole country, assuring quality and reliability in the supply of electric power and have reduced the restrictions and losses paid by users.

By means of this agreement, ISA has procured stability in a number of relevant Tax Code regulations, deemed to be determinant at the time of execution and exploitation of its projects and which unfavorable amendment could cause great impact, not only for the projects' profitability but also for the Company's indicators.

Stabilized regulations include such related with the Income tax nominal rate for 33%, presumptive income for 3% of the net worth, deductibility of the inflationary component of the financial yields in the income tax, the income tax deduction of the VAT amount paid when importing equipment for electric power industry, special 40% deduction for investments made in productive real fixed assets and the temporary wealth tax (2007-2010).

Application to enter into this agreement was submitted by ISA in August and November 2007, and was analyzed and authorized by the Legal Stability Committee on December of the same year.

The document signed in Cartagena covers all ISA's electric power transmission activity.

****

IT IS A COMPLETE AND TRUE TRANSLATION OF THE ABOVE MENTIONED DOCUMENT, WHICH FOR IDENTIFICATION IS SEALED BY THE UNDERSIGNED CERTIFIED TRANSLATOR, ON AUGUST 8, 2008

ANGELA M. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol No. 0177 del/97 MinJusticia

RECEIVED

2008 SEP -5 A 5:27

New projects for CTEEP, ISA's affiliate

CTEEP, ISA'S AFFILIATE, WAS AWARDED WITH FIVE NEW ELECTRIC POWER TRANSMISSION PROJECTS IN BRAZIL.

On past June 27th, the *Agência Nacional de Energia Elétrica* -ANNEL- (National Electric Power Agency), awarded *Companhia de Transmissão de Energia Eletrica Paulista- CTEEP-*, ISA'S affiliate through ISA Capital Do Brasil investment vehicle, with five of twelve lots being disputed by 27 Brazilian and Spanish companies at a public auction made at the Rio de Janeiro Stock Exchange, conducted by the São Paulo Stock Exchange -BOVESPA-.

The total value of the annual revenues arising upon the projects awarded by ISA's affiliate amounts to R$29.338.823,00.

The auction results are quite significant for ISA as, acting through CTEEP, it will enlarge its presence in Brazil and mainly in São Paulo.

The transmission lines built at Paraná, Santa Catarina and Rio Grande do Sul, are part of ISA's growing strategy through its Brazilian company.

The construction period of such projects awarded to CTEEP will consist of 18 months and the line-operation concession will be for 30 years as from the execution of the relevant agreements comprising the construction, operation and maintenance of the following transmission assets:

- 1.5-km, 345-kV Interlagos – Pratininga II double-circuit transmission line, and Piratininga II 345/138/88-kV substation, with 1200-MVA transformation, located at the State of São Paulo. The annuity offered for such lines was 6,103,621 Reals corresponding to a discount of 32.85% of the annuity estimated by ANEEL.
- 23-km, 230-kV Nova Santa Rita – Scharlau double-circuit transmission line and Scharlau 230/138-kV substation with 450-MVA transformation, located at Rio Grande do Sul. The annuity offered was 3,674,900 Reals corresponding to a discount of 0.39% of the annuity estimated by ANEEL.
- Three 440/138-KV, 1,200-MVA transformation substations (Mirassol II, Getulina and Araras) at located at the State of São Paulo. The annuity offered was 10´321.740 Reals corresponding to a discount of 51.27% of the annuity estimated by ANEEL.
- 100-km, 230-kV Joinville Norte – Curitiba single-circuit transmission line. 50-km, 230-kV Jorge Lacerda B – Siderópolis single-circuit transmission line. Forquilhinha 230/69-kV substation with 300-MVA transformation, located at the Status of Santa Catarina and Paraná. The annuity offered was 6´616.070 Reals corresponding to a discount of 0,5% of the annuity estimated by ANEEL.
- Atibada II 345/138-kV substation with 300-MVA transformation and 345-kV line sectioning Poços de Caldas – Mogi das Cruzes of approximately 1.42-km length. The estimated timeline for construction of the projects is 18 months. The annuity offered was 2´622.492 Reals corresponding to a discount of 27.82% of the annuity estimated by ANEEL.

CTEEP'S presence in Brazil is extended upon the acquisition of these lots; in addition, it consolidates its share at the State of São Paulo. It is also a significant step for ISA as it may be regarded as electric power transmission being served north-south of Brazilian territory.

****

IT IS A COMPLETE AND TRUE TRANSLATION OF THE ABOVE MENTIONED DOCUMENT, WHICH FOR IDENTIFICATION IS SEALED BY THE UNDERSIGNED CERTIFIED TRANSLATOR, ON AUGUST 8, 2008

ANGELA A. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol. No. 0177 del/97 MinJusticia

ISA SUCCEEDS AT PUBLIC CALL FOR PORCE III INTERCONNECTION

Today, the Mining-Energy Planning Unit (*Unidad de Planeación Minero Energética* – UPME) awarded Interconexión Eléctrica S.A., ISA the construction of works for Porce III electric interconnection.

The project was awarded by a public call made by UPME where companies other than ISA, such as Empresa de Energía de Bogotá -EEB-, Empresas Públicas de Medellín -EPM- and INABENSA, affiliate of international electric power group ABENGOA, also submitted their bids.

Interconexión Eléctrica S.A, will be responsible for the construction, assembly, commissioning, management, operation and maintenance, for a 25-year period, of 500-kV Porce Substation, bearing to two 500-kV line circuits with a length of 22 kms. each, by means of which the Porce III power generation project will be interconnected with the National Transmission System.

The estimated date for this project's commissioning will be July 2010.

At the international level, this year ISA has been awarded a number of projects in Peru and Brazil.

On June 18th, by means of an international public process, the company was awarded the design, financing, construction, operation and maintenance of a substation and two power transmission lines bearing 94 kilometers each, that will connect the Peruvian regions of Chilca and Zapallal; the Peruvian government intends reinforcing the Chilca-Lima transmission system through this project.

Likewise, on past June 27th the Agência Nacional de Energia Elétrica -ANEEL-, awarded ISA'S affiliate, CTEEP, five of twelve lots being disputed by Brazilian and Spanish companies for the construction of lines and substations enabling the enlargement of the capacity and transmission at various regions of this country.

****

IT IS A COMPLETE AND TRUE TRANSLATION OF THE ABOVE MENTIONED DOCUMENT, WHICH FOR IDENTIFICATION IS SEALED BY THE UNDERSIGNED CERTIFIED TRANSLATOR, ON AUGUST 8, 2008

ANGELA A. PULECIO MAYORGA
Traductor é Intérprete Oficial
Resol. No. 0177 del/97 MinJusticia

SUMMARY OF OTHER RELEVANT INFORMATION

AS OF JULY 31, 2008

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. ISA

	Fecha	Hora	Tema	Resumen	Anexo
1	02/07/2008	18:11:19	New Legal Representatives	ISA's Board of Directors designated alternate legal representatives (See Attachment)	See Attachment
2	11/07/2008	17:08:33	Business Lines	ISA's Board of Directors authorizes management to present bid in Chile (See Attachment)	See Attachment
3	24/07/2008	16:50:38	Issuer's Financial Issues	ISA subscribed loans for COL$ 100,000 million at five years.	See Attachment
4	25/07/2008	12:56:33	Issuer's Financial Issues	As of the end of the first semester, Grupo ISA's results exhibited a growing trend with respect to same period a year ago, strengthening its financial position.	See Attachment

ANA LUCÍA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as on July 31, 2008.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the City of Medellín, today, June 30 of 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA'S BOARD OF DIRECTORS DESIGNATED ALTERNATE LEGAL REPRESENTATIVES

In meeting No. 666 held in July, ISA's Board of Directors designated the following persons as alternate General Manager: First Alternate – Mr. Cesar Augusto Ramirez Rojas. Second Alternate: Ms. Ana Mercedes Villegas Mejia. Third Alternate: Ms. Carlota Nicholls Estrada.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of a designation of alternate general managers of ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 31, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA's Board of Directors authorizes management to present bid in Chile

In meeting 666 of June 27, 2008, ISA's Board of Directors approved:

a) To authorize, in a general a sufficient way, ISA's management to carry out, through its CEO and/or Alternate Legal Representative(s), any act and formality necessary to establish or purchase a corporation or any other investment vehicle required in Chile, so as to enable ISA to participate in the International Public Bidding, Concession Route 5 North, Vallenar – Caldera Section, in Chile, in compliance with legal regulations applicable in Chile.

b) To authorize management to present a bid for the International Public Bidding, Concession Route 5 North, Vallenar – Caldera Section, in Chile, either directly or by establishing a corporation.

c) To delegate to the New Business Committee of ISA's Board of Directors, the authority to grant the authorizations required to structure and present the bids.

d) To authorize ISA's CEO and/or Alternate Legal Representative(s) to delegate to third parties the execution of every formality and the subscription of any documents necessary to formalize the presentation of the bid and the establishment or purchase of a corporation or any other investment vehicle, in compliance with legal regulations applicable in Chile.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 315
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an authorization granted by ISA's Board of Directors.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 31, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

ISA subscribed loans for COL$ 100,000 million at five years. Of these loans, $75,000 million were contracted with BBVA and $25.000 million with Banco Davivienda. These funds are earmarked for prepayment of a principal installment of the loan signed with ABN AMRO and JP Morgan for acquisition of CTEEP.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding loans subscribed by ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 31, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

PRESS RELEASE

Medellín, July 25, 2008

GRUPO ISA'S NET INCOME FOR THE FIRST SEMESTER

TOTALED $164,474 MILLION

As of the end of the first semester, Grupo ISA's results exhibited a growing trend with respect to same period a year ago, strengthening its financial position.

At $164,474 million, net income for the period represented 84% increase above the June 2007 figure of $89,385 million. Such sum obeys primarily to improved operating results as well as to revenues from exchange difference originated in debt updating, product of revaluation.

Operating income for the first semester amounted to $829,709 million, 40% above same period in 2007 ($593,933 million). Such variation is explained primarily by the increase in revenues due to projects commissioned in 2007 and by optimization of costs and expenses.

As of June 2008, the Group's consolidated revenues totaled $1,516,594 million, $141,789 million (10%) higher than in the previous year. Of such variation, 47% is explained by increased revenues at CTEEP and 39% at ISA parent company.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The energy sector accounts for 96.2% of revenues, telecommunications for 3.3%, and infrastructure projects for 0.5%. By countries, 54% corresponds to Brazil, 38% to Colombia, 7% to Peru and 1% to Bolivia.

Operating expenses fell by 12% from $780,872 million to $686,885 million, due, among other reasons, to the optimization of costs and expenses achieved at CTEEP in execution of the voluntary retirement plan, and to higher expenses incurred by such affiliate during the first quarter of 2007 for real estate taxes associated to CETEMEQ agreement.

With such results, the Group's EBITDA rose by 24% ($213,106 million) to $1,101,829 million. EBITDA margin went from 65% to 73%, and operating margin from 43% to 55%.

Non-operating results went from -$28,100 million in June 2007, to -$183,018 million in June 2008, a 551% change that is explained by increased financial expenses of the Group's companies incurred to finance investments and by revenues obtained during 2007 from CETEMEQ agreement at CTEEP.

A product of the above, pre-tax income increased 14%, from $565,833 million to $646,690 million.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Income tax provision at $179,956 million represents 17% drop ($36,640 million), which is explained by lower taxes at CTEEP. The companies in Brazil account for 75% of the Group's income tax, those in Colombia for 17%, the Peruvian companies for 7% and the one in Bolivia for 1%.

Minority interest increased 16%, from $259,852 million to $302,260 million, as a result of participation of minority shareholders of CTEEP and Transmantaro.

Consolidated balance sheet

Compared to prior year's closing date, Grupo ISA's assets increased 4%, from $13,887,489 million to $14,452,060 million, an increase that is explained both by the new investments and by the translation process from Brazilian Reais to Colombian Pesos of the Brazilian affiliates' financial statements.

The Group's liabilities at $7,302,273 million represent 3% increase with respect to 2007 closing figures, due, mainly, to the higher debt of Brazilian affiliates as a result of new investments financing.

As of June 2008, the portfolio of financial liabilities amounted to $4,957,599 million, of which, 48% correspond to Brazilian companies, 40% to Colombian companies, 10% to companies in Peru and 2% to ISA Bolivia.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

GRUPO ISA INCOME STATEMENT	REAL ACCUMULATED JUNE 2008	REAL ACCUMULATED JUNE 2007	Variation	Variation %
Revenues	1,516,594	1,374,805	141,789	10%
Costs and expenses	(686,885)	(780,872)	93,987	-12%
EBITDA	1,101,829	888,724	213,106	24%
Operating income	829,709	593,933	235,776	40%
Non-operating income	(183,018)	(28,100)	(154,918)	551%
Pre-tax income	646,690	565,833	80,857	14%
Income tax	(179,956)	(216,596)	36,640	-17%
Net income before minority interest	466,734	349,237	117,497	34%
Minority interest	302,260	259,852	42,408	16%
Net income	164,474	89,385	75,089	84%
EBITDA Margin	73%	65%		
Operating Margin	55%	43%		
Net Margin	11%	7%		

BALANCE SHEET	JUNE 2008	DECEMBER 2007	Variation	Variation %
Assets	14,452,060	13,887,489	564,571	4%
Liabilities	7,302,273	7,075,678	226,595	3%
Minority interest	3,198,332	3,009,365	188,967	6%
Equity	3,951,455	3,802,446	149,009	4%

Millions of Colombian pesos

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA PARENT COMPANY

As of the end of the first semester, ISA parent company recorded $164,474 million net income, 84% up on the same period a year earlier. Such results obey, in operational terms, to increased revenues associated with commissioning of new projects during 2007 and to optimization of costs and expenses; in non-operational terms, they obey to lower financial expenses because of 9% fall in debt, as well as to revenues from exchange difference of foreign-currency liabilities caused by the US dollar depreciation.

ISA's EBITDA was $296,835 million, EBITDA margin 69%, and operating margin 55%.

Pre-tax income totaled $187,978 million, with $77,440 million increase with respect to June 2007, equivalent to 70%. The company estimates income tax provision of $23,504 million, 12% up on last year's figure.

Balance Sheet – ISA Parent Company

The assets of ISA parent company's amounted to $6,361,101 million, $10,512 million more than a year earlier. Of such assets, 59% correspond to property, plant

ANA LUCÍA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

and equipment (including revaluation), and 28% to investment in affiliates in Colombia, Brazil, Peru and Bolivia.

The decrease in liabilities observed is explained by amortization of loans and by the effect of the US dollar depreciation.

Equity grew 2.5% with respect to December 2007 due to the good results achieved and to the surplus from application of equity method, particularly at Brazilian affiliates.

ISA INCOME STATEMENT	REAL ACCUMULATED JUNE 2008	REAL ACCUMULATED JUNE 2007	Variation	Variation %
Revenues	429,437	374,091	55,346	15%
Costs and expenses	(192,898)	(181,480)	(11,419)	6%
EBITDA	296,835	266,804	30,031	11%
Operating income	236,538	192,611	43,927	23%
Non-operating income	(48,538)	(82,073)	33,513	-41%
Pre-tax income	187,978	110,538	77,440	70%
Tax Provision	(23,504)	(21,053)	(2,452)	12%
Net income	164,474	89,486	74,988	84%
EBITDA Margin	73%	71%		
Operating Margin	55%	51%		

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Net Margin	38%	24%

BALANCE SHEET	JUNE 2008	DECEMBER 2007	Variation	Variation %
Assets	6,361,101	6,350,589	10,512	0%
Liabilities	2,431,703	2,517,269	(85,566)	-3%
Equity	3,929,398	3,833,320	96,078	3%

Millions of Colombian pesos

Gabriel R. Gallón Medina

Corporate Image Direction

ggallon@isa.com.co

Telephone +57(4) 315 73 07/09

Mobile: (311) 635 15 94

Medellín, Colombia

isa

ISA is the one Latin American linear infrastructure systems company that thrives while boosting continental progress. Through its affiliates and subsidiaries it has a presence in Colombia, Brazil, Bolivia and Peru.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in seven pages of a press release issued by ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 31, 2008.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
SEP -5 A 5:2?

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.: 201 Report on placement of outstanding securities
50 Presentation request
260 034 Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of January 2008, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M.
General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					

Series Issued: 4

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ● Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ● N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,517 On month of: JANUARY OF 2008

Comments: Bonds with accrued interest capitalization

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________________

Signature: _______________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: _______________________
STATUTORY AUDITOR
SANDRA MILENA MEJÍA ORTIZ.
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions): $130,000
Amount Issued (Millions): $130,000
Issue Year: 2001
No. Titels Issued: 1
Nominal Value: $130,000
Series Issued: 1

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: JANUARY OF 2008

Comments: ______________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)
Issuer		
Stockbrokers		
Financial Institutions		
Financial Corporations		
	TOTAL	

Buyers	Bought (Millons)
Individuals	
Lending Establishments	
Financial Services Corporations	
Savings Corporations	
Insurers, Insurance Intermediaries and Reinsurers	
Pension and Severance Pay Funds	
Mutual Funds	
Money Market Funds	
Securities Funds	
Other Legal Persons	
TOTAL	

Comments: ______________________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: CARLOTA MARÍA NICHOLLS E.

Signature: ________________________
STATUTORY AUDITOR
SANDRA MILENA MEJÍA ORTIZ.
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000					
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ◉ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ______

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: JANUARY OF 2008

Comments: ______

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______

Signature: ______
LEGAL REPRESENTATIVE
NAME: CARLOTA MARÍA NICHOLLS E.

Signature: ______
STATUTORY AUDITOR
SANDRA MILENA MEJÍA ORTIZ.
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

RECEIVED

SEP -5 A 5:2

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of February 2008, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M.
General Manager

Copy: Price Waterhouse
0020, 9999

Investing more in life. ISA – Energy and Telecommunications

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					

Series Issued: 4

Type of Filing:
- ◯ Normal
- ◉ Early*
- ◯ Automátic

Issue Addressed to:
- ◉ Primary Market
- ◯ Secondary Market
- ◯ International

Type of Security:
- ◯ Common Shares
- ◯ Preferred Shares
- ◯ Shares with Preferred Div.
- ◯ Acceptances
- ◯ Convertible Bonds
- ◯ Public Debt Bonds
- ◯ Guaranteed Bonds
- ◯ Risk Bonds
- ◯ Mortgage Bonds
- ◯ Common Bonds
- ◉ Public Bonds
- ◯ Comercial Papers
- ◯ Securitization =>
- ◯ Other: ________

=> Nature of securitization:
- ◯ Credit Contents
- ◯ Participation or Corporate
- ◯ Mixed
- ◉ N.A.

Comments: ______________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,517 On month of: FEBRUARY OF 2008

Comments: Bonds with accrued interest capitalization

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ______________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions): $130,000
Amount Issued (Millions): $130,000
Issue Year: 2001
No. Titels Issued: 1
Nominal Value: $130,000
Series Issued: 1

Placement Term: Initial (D/M/Y)	Placement Term: Ending (D/M/Y)	Publ. 1st. Offer Notice: Date (D/M/Y)	Resolution of Approval: Number	Resolution of Approval: Date
16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: FEBRUARY OF 2008

Comments: ________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)
Issuer		
Stockbrokers		
Financial Institutions		
Financial Corporations		
	TOTAL	

Buyers	Bought (Millons)
Individuals	
Lending Establishments	
Financial Services Corporations	
Savings Corporations	
Insurers, Insurance Intermediaries and Reinsurers	
Pension and Severance Pay Funds	
Mutual Funds	
Money Market Funds	
Securities Funds	
Other Legal Persons	
TOTAL	

Comments: ________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ______________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000					
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ◉ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: FEBRUARY OF 2008

Comments: ____________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________

Signature: ____________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M.

Signature: ____________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of March 2008, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M
General Manager

Copy: Price Waterhouse
0020, 9999

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					

Series Issued: 4

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,517 On month of: MARCH OF 2008

Comments: Bonds with accrued interest capitalization

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		**TOTAL**	

Comments: ______

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ______________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: MARCH OF 2008

Comments: ______

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ________________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000					
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ◉ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: MARCH OF 2008

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ______________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2-

Ms.
SANDRA PATRICIA PEREA DIAZ
Director, Issuers Control
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

SUBJECT: Report on First Quarter 2008

Dear Ms Sandra:

In compliance with External Circular 002 of March 8th, 2001, issued by the former Colombian Securities and Exchange Commission, we are enclosing forms 180 through 188 (eleven pages) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through March 31, 2008.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed) (Original signed)

CARLOTA MARÍA NICHOLLS E.
Second Alternate of the General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Cesar Cortes Ramírez, Information Director, Colombian Stock Exchange, Carrera 7 No. 71-21, Tower B, office 1201 Bogotá D.C.
0020, 1220, 1250, 9999

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES
THROUGH MARCH 31, 2008

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 31 - 360 DAYS PAST DUE	Column 04 MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAXED INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406	801,459,426			
	035	RENDERING OF SERVICES - 1407	284,279,462			
	040	PUBLIC UTILITIES - 1408	158,896,568,123	775,421,225	388,547,477	6,428,859,380
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415				
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	1,550,397,549			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	41,611,025,379			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	46,587,424,294			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS AND SHARES IN PENSION BONDS AND TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	-11,574,191,272			
	999	SUBTOTAL	238,156,962,960	775,421,225	388,547,477	6,428,859,380

ATTACHMENT S-19
FORM 181 RESIDENTIAL PUBLIC UTILITIES
ACCOUNTS PAYABLE BY AGES
THROUGH MARCH 31, 2008

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 FROM 30 TO 90 DAYS PAST DUE	Column 04 FROM 91 TO 360 DAYS PAST DUE	Column 05 MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000	0				
	010	PUBLIC CREDIT OPERATIONS - 220000	1,602,451,416,373				
	015	FINANCIAL OBLIGATIONS - 230000	276,231,636,444				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	21,258,568,708				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	1,108,437,929				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	041	INTERESTS PAYABLE-2422	35,593,783,329				
	045	CREDITORS - 2425	156,652,628,791				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	2,896,396,457				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	0				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	984,357,407				
	070	ADDED VALUE TAX - IVA - 2445	290,240,617				
	075	ADVANCES RECEIVED - 2450	19,471,766,605				
	076	INTERESTS PAYABLE-2453	13,420,979,279				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	1,340,689,731				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	330,300,621				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	8,576,147,760				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000	0				
	115	ESTIMATED LIABILITIES - 270000	143,858,741,321				
	120	OTHER LIABILITIES - 290000	160,928,023,310				
	999	TOTAL LIABILITIES	2,445,394,114,682				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR
ASSETS PLEDGED OR GIVEN IN GUARANTEE
THROUGH MARCH 31, 2008

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS (1)	127,671,949,096
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Assets Pledged**	127,671,949,096

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

(1) The investments delivered as a pledge are valued by the participation method and are related to our subsidiaries ISA Peru and ISA Colombia

ATTACHMENT S-21
FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR
INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE
THROUGH MARCH 31, 2008

Capture	Line	LINE DESCRIPTION	Column 01	Column 02	Column 03
Unit	Code		IDENTIFICATION	IDENTIFICATION	No. OF SHARES
			TYPE (1)		OWNED
1	001	REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT)	NIT	8999990902	569,472,561
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	NIT	8909049961	109,350,775
	003	EMPRESA COLOMBIANA DE PETROLEOS ECOPETROL	NIT	8999990681	58,925,480
	004	MANDATORY PENSION FUND PROTECCION	NIT	8002297390	53,059,287
	005	MANDATORY PENSION FUND PORVENIR	NIT	8002248088	30,583,075
	006	PENSION FUND HORIZONTE	NIT	8002319671	24,194,850
	007	ING PENSION FUND	NIT	8002248278	22,254,700
	008	MANDATORY PENSION FUND COLFONDOS	NIT	8002279406	21,133,476
	009	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	NIT	8999990823	18,448,050
	010	FIDUCOLOMBIA - ISA ADR PROGRAM	NIT	8301393701	3,495,250
	011	MANDATORY PENSION FUND SKANDIA S.A..	NIT	8002530552	3,220,820
	012	RENTA ACCIONES VALORES BANCOLOMBIA	NIT	9000005281	2,227,601
	013	SF BARCLAYS GLOBAL INVESTORS SERVICES NA	NIT	8300252038	1,769,679
	014	INVESTMENT FUND ACCION	NIT	8001759243	1,014,285
	015	SEVERANCE PAYS FUND HORIZONTE	NIT	8001895298	978,583
	016	U.VILLEGAS Y CIA S.C.A.	NIT	9000116334	941,034
	017	PENSION FUND PROTECCION	NIT	8001982815	925,791
	018	COLPATRIA LIFE INSURANCES	NIT	8600021839	880,001
	019	CAXDAC - VEJEZ	NIT	8600073798	868,131
	020	CITIBANK N.A. PRIVATE BANK	NIT	9001772137	861,209
	021	REPURCHASED ORDINARY SHARES			0
	090	Other shareholders with less participation			151,056,736
	999	Subtotal Common Shares			1,075,661,374
2	021	REPURCHASED PREFERRED SHARES			0
	090	Other shareholders with less participation			0
	999	Subtotal Preferred Shares without Voting Right			0
3	021	REPURCHASED PRIVILEDGED SHARES			0
	090	Other shareholders with less participation			0
	999	Subtotal Priviledged Shares			0
4	999	Total Outstanding Shares			1,075,661,374
5	999	TOTAL REPURCHASED SHARES			0

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR
INVESTMENT DISCRIMINATION BY RECEPTOR AGENT
THROUGH MARCH 31, 2008

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 I.D. TYPE (1)	COLUMN 02 IDENTIFICATION (2)	COLUMN 03 RELATION TYPE (3)	COLUMN 04 SHARES ORDINARY ($MM)	COLUMN 05 SHARES With Preferred Dividend and without Voting Right ($)	COLUMN 06 Other Variable Inc. Investments ($)	COLUMN 07 Total Variable Income Investments ($)	COLUMN 08 % of total part. shares in receptor society	COLUMN 09 Installmts. or parts of social interest ($)	COLUMN 10 % of part in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	3	802.007.669-8	F	465,550	0	0	465,550	99.99	0	0
	002	INTERNEXA S.A. E.S.P	3	811.021.654-9	F	104,652	0	0	104,652	99.27	0	0
	004	ISA-PERU	3	20501844986	F	13,084	0	0	13,084	28.07	0	0
	005	REP	3	2050464504	F	90,542	0	0	90,542	30.00	0	0
	006	ISA-BOLIVIA	3	10772588	F	24,046	0	0	24,046	51.01	0	0
	007	XM S.A. E.S.P.	3	9000428571	F	23,682	0	0	23,682	99.73	0	0
	008	EMPRESA PROPIETARIA DE LA RED - EPR-	2	3-012-328405	C	9,218	0	0	9,218	12.50	0	0
	009	ISA CAPITAL DO BRASIL	3	080750060001-30	F	840,824	0	0	840,824	100	0	0
	010	TRANSMANTARO	3	2038331647	F	55,032	0	0	55,032	60	0	0
	011	INTERLIGAÇÃO ELÉTRICA DE MINAS IEMG	3	085805340001-46	F	13,206	0	0	13,206	99.99	0	0
	050	Partnerships										
	090	**Other Partnerships**										
	999	**Total Net**				1,639,837			1,639,837			

NOTE: **(1) The identification type corresponds to the statement in Record Type-8**
(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.
(3) F: Affiliate, S: Subsidiary, C: Commercial
($) The amount must be reported in Colombian pesos
The shaded fields should not be filled out

ATTACHMENT - S-23

FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR

CASH FLOW STATEMENT

THROUGH MARCH 31, 2008

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			JAN	FEB	MAR
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	65,131,572	65,543,933	64,104,625
	010	PAYMENTS TO SUPPLIERS	8,158,332	6,464,431	6,899,289
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	6,558,213	7,133,780	5,323,923
	020	PAYMENTS FOR PRODUCTION EXPENSES	226,359	458,281	799,864
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	0	0	0
	030	PAYMENTS FOR SALES EXPENSES	0	0	0
	090	OTHER OPERATING INCOME	1,531,140	1,776,771	1,755,891
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	60,104,498	60,186,925	60,536,593
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	5,810,489	21,926,253	22,321,078
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	0	0	0
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	-5,810,489	-21,926,253	-22,321,078
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	0	15,779,611	0
	035	INTEREST AND MONETARY CORRECTION RECEIVED	928,744	773,076	953,013
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	928,744	16,552,687	953,013
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	-4,881,745	-5,373,566	-21,368,066
05	005	NEW DEBT ISSUANCES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	0	0	0
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	101,114,318	3,163,950	11,000,000
	030	INTEREST PAID ON LOANS	11,753,911	10,670,115	8,626,700
	035	ISSUE OF SHARES	0	0	0
	040	DIVIDENDS PAID	34,421,155	0	0
	999	**SUBTOTAL (CASH FOR FINANCING)**	-147,289,384	-13,834,065	-19,626,700
06	005	CASH INCOME FOR OTHER CONCEPTS	444,529	6,965,651	1,800,000
	010	CASH OUTAGES FOR OTHER CONCEPTS	21,658,689	12,675,453	12,432,932
	999	**SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)**	-21,214,160	-5,709,803	-10,632,932
07	999	**TOTAL CASH NET INCREASE**	-113,280,790	35,269,491	8,908,895
08	005	BEGINNING CASH	205,688,083	84,022,602	112,369,380
09	005	END CASH	84,022,602	112,369,380	113,579,123

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-accounts.

ATTACHMENT S-24
FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
THROUGH MARCH 31, 2008

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	COMMON SHARES	61,896.00	1,075,661,374.00
	010	PRIVILEDGED SHARES	0.00	0.00
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0.00	0.00
	999	TOTAL	61,896.00	1,075,661,374.00
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.19	11.12
	010	% THAT REPRESENTS COMPANIES	1.81	88.88
	999	TOTAL	100.00	100.00
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.43	0.84
	010	% THAT REPRESENTS LOCAL INVESTORS	99.57	99.16
	999	TOTAL	100.00	100.00
C4	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	0.77	74.47
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	98.84	17.41
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0.39	8.12
	999	TOTAL	100.00	100.00
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	61,892.00	284,853,271.00
	010	3.01 % - 10.00 %	2.00	111,984,767.00
	015	10.01 % - 20.00 %	1.00	109,350,775.00
	020	20.01 % - 30.00 %	0.00	0.00
	025	30.01 % - 40.00 %	0.00	0.00
	030	40.01 % - 50.00 %	0.00	0.00
	035	MORE THAN 50.00 %	1.00	569,472,561.00
	999	**TOTAL**	61,896.00	1,075,661,374.00
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	33,844.00	19,582,937.00
	010	1001-5000	23,607.00	47,108,175.00
	015	5001-10000	2,612.00	17,781,793.00
	020	10001-50000	1,547.00	29,730,417.00
	025	50001-100000	155.00	10,459,765.00
	030	100001-500000	103.00	21,359,579.00
	035	MORE THAN 500000	28.00	929,638,708.00
	999	**TOTAL**	61,896.00	1,075,661,374.00

ATTACHMENT S-25
FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON EQUITY AND OTHER ENTRIES
THROUGH MARCH 31, 2008

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	3.544.21
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	2.336.36
	020	PROFIT PER SHARE	135.52
	025	LOSS PER SHARE	0.00
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	150,592,592,360
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	150,592,592,360
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	140
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	Abril 16, 2008
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	641
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	26,137,390,045
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	33,295,073,563
	020	CREDIT PURCHASES IN FOREIGN MARKETS	11,845,498,604
	999	TOTAL PURCHASES	45,140,572,167
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	208,433,231,542
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	4,891,020,133
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	213,324,251,674
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH MARCH 31, 2008

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	54,191,005,668
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	15,329,059,987
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	22,623,587,832
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	1,624,685,188,910
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	-3,256,550,054
	999	**SUBTOTAL, INVESTMENTS**	**1,713,572,292,343**
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0
	010	PREVIOUS FISCAL YEAR - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0
	999	**SUBTOTAL ACCOUNTS RECEIVABLE**	**0**
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	801,459,426
	030	RENDERING OF SERVICES - 1407	284,279,462
	035	PUBLIC UTILITIES - 1408	166,489,396,205
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	0
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	1,550,397,549
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	41,611,025,379
	090	DEPOSITS DELIVERED - 1425	0
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GURANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	46,587,424,294
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	-11,574,191,272
	999	**SUBTOTAL DEBTORS**	**245,749,791,042**
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	**SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE**	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR SHORT-TERM ASSETS AND LIABLITIES THROUGH MARCH 31, 2008

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1825	0
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	**SUBTOTAL RESOURCES**	**0**
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	6,730,211,762
	010	DEFERRED CHARGES - 1910	99,686,739,389
	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	3,383,296,069
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	-165,638,417
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0
	035	ASSETS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	ASSETS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	0
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	0
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0
	080	INTANGIBLES - 1970	366,154,468,300
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	-72,362,086,703
	090	PRINCIPAL AND SUBORDINATE - 1995	0
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0
	105	REAPPRAISALS - 1999	1,299,242,856,310
	999	**SUBTOTAL OTHER ASSETS**	**1,702,669,846,709**
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	**SUBTOTAL CENTRAL BANK OPERATIONS**	**0**
08 PUBLIC CREDIT OPERATIONS	005	SHORT TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2202	0
	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0
	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0
	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262	0
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	0
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0
	060	INTEREST ON SHORT-TERM GOV. LOANS	0

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH MARCH 31, 2008

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0
	999	**SUBTOTAL PUBLIC CREDIT OPERATIONS**	**0**
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0
	010	CREDITS OBTAINED - 2302	0
	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0
	016	LONG -TERM INTERNAL FINANCING OPERATIONS-2307	-276,231,636,444
	017	DERIVATIVES AND OTHER INSTRUMENTS TO HEDGE PUBLIC CREDIT OPERATIONS - 2311	0
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	0
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	**SUBTOTAL FINANCIAL DEBENTURES**	**-276,231,636,444**
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	-21,258,568,708
	010	TRANSFERS - 2403	0
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	-1,108,437,929
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0
	026	INTERESTS PAYABLE-2422	-35,593,783,329
	030	CREDITORS - 2425	-156,652,628,791
	035	GRANTED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	-2,896,396,457
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	0
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	-984,357,407
	055	VALUE ADDED TAX - VAT - 2445	-290,240,617
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	-19,471,766,605
	061	INTERESTS PAYABLE-2453	-13,420,979,279
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	-1,340,689,731
	070	LEGAL CREDITS - 2460	0
	075	REWARDS TO BE PAID - 2465	0
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	-330,300,621
	999	**SUBTOTAL ACCOUNTS PAYABLE**	**-253,348,149,475**
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	-8,576,147,760
	010	RETIREMENT PENSIONS PAYABLE - 2510	0
	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0
	999	**SUBTOTAL LABOR LIABILITIES**	**-8,576,147,760**
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0
	010	SECURITIES ISSUED - 2630	0
	999	**SUBTOTAL BONDS**	**0**
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	-167,561,290
	010	ANTICIPATED INCOME RECEIVED - 2910	-947,476,037
	015	DEFERRED CREDITS -2315	-159,812,985,983
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0
	999	**SUBTOTAL OTHER LIABILITIES**	**-160,928,023,310**

RECEIVED
2008 SEP -5 A 5:27

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of April 2008, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M.
General Manager

Copy: Price Waterhouse
0020, 9999

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					

Series Issued: 4

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 102,938 On month of: APRIL OF 2008

Comments: Bonds with accrued interest capitalization. Accrued interest of the D series were capitalized for a total value of COP$ 2.420.460.754

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ____________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ____________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ___________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: APRIL OF 2008

Comments: ___________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ___________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ___________

Signature: ___________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ___________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000					
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ◉ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: APRIL OF 2008

Comments: ______________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		**TOTAL**	

Comments: ______________________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ________________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

RECEIVED
2008 SEP -5 A 5:27

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of May 2008, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

CESAR AUGUSTO RAMIREZ R.
First Alternate of the General Manager

Copy: Price Waterhouse
0020, 9999

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXION ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					

Series Issued: 4

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 102,938 On month of: MAY OF 2008

Comments: ____________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: CESAR AUGUSTO RAMIREZ R

Signature: ________________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					
Series Issued:	1					

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: MAY OF 2008

Comments: ______________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________________

Signature: ___________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ___________________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000					
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ◉ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ○ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ______

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: MAY OF 2008

Comments: ______

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______

Signature: ______
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ______
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

RECEIVED
2008 SEP -5 A 5:27

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching three (3) filled-out forms corresponding to the monthly report as of June 2008, for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

LUIS FERNANDO ALARCON M.
General Manager

Copy: Price Waterhouse
0020, 9999

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELECTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$180,000					
Amount Issued (Millions):	$180,000					
Issue Year:	1999	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999
Nominal Value:	$180,000					

Series Issued: 4

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ● Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ● N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 102,938 On month of: JUNE OF 2008

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice

TOTAL

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		**TOTAL**	

Comments: ____________________

Signature: ____________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ____________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000					
Amount Issued (Millions):	$130,000					
Issue Year:	2001	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Nominal Value:	$130,000					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: JUNE OF 2008

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ___________________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ___________________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$850,000					
Amount Issued (Millions):	$587,365					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	5	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$587,365					

Series Issued: Tranches 1 and 2 as of 20/02/2004; Tranche 3 as of 7/12/2004; Tranche 4 as of 07/04/2006 and Tranche 5 as of 21/09/2006

Type of Filing:
- ( ) Normal
- (•) Early*
- ( ) Automátic

Issue Addressed to:
- (•) Primary Market
- ( ) Secondary Market
- ( ) International

Type of Security:
- (•) Common Shares
- ( ) Preferred Shares
- ( ) Shares with Preferred Div.
- ( ) Acceptances
- ( ) Convertible Bonds
- ( ) Public Debt Bonds
- ( ) Guaranteed Bonds
- ( ) Risk Bonds
- ( ) Mortgage Bonds
- ( ) Common Bonds
- ( ) Public Bonds
- ( ) Comercial Papers
- ( ) Securitization =>
- ( ) Other: ____________

=> Nature of securitization:
- ( ) Credit Contents
- ( ) Participation or Corporate
- ( ) Mixed
- (•) N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 587,365 On month of: JUNE OF 2008

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		**TOTAL**	

Comments: ____________________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: LUIS FERNANDO ALARCON M

Signature: ______________________
STATUTORY AUDITOR
NAME: SANDRA MILENA MEJÍA ORTIZ
T.P.: 82617-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

RECEIVED

-5 A 5:

0020-2-

Ms.
SANDRA PATRICIA PEREA DIAZ
Director, Issuers Control
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

SUBJECT: Report on Second Quarter 2008

Dear Ms Sandra:

In compliance with External Circular 002 of March 8th, 2001, issued by the former Colombian Securities and Exchange Commission, we are enclosing forms 180 through 188 (eleven pages) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through June 30, 2008.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed) (Original signed)

CESAR AUGUSTO RAMIREZ R.
First Alternate of the General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Javier Alonso Bolivar C, Information Director, Colombian Stock Exchange, Carrera 7 No. 71-21, Tower B, office 1201 Bogotá D.C.
1201, 1250, 9999

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES
THROUGH JUNE 30, 2008

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 31 - 360 DAYS PAST DUE	Column 04 MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAXED INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406	1,355,355,393			
	035	RENDERING OF SERVICES - 1407	322,655,061			
	040	PUBLIC UTILITIES - 1408	160,923,510,466	363,277,845	985,902,181	4,291,789,152
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415				
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	4,272,099,603			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	52,541,192,201			
	095	DEPOSITS DISBURSED - 1425	268,200,000			
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	27,488,648,002			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS AND SHARES IN PENSION BONDS AND TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	-7,818,496,980			
	999	SUBTOTAL	239,353,163,745	363,277,845	985,902,181	4,291,789,152

ATTACHMENT S-19
FORM 181 RESIDENTIAL PUBLIC UTILITIES
ACCOUNTS PAYABLE BY AGES
THROUGH JUNE 30, 2008

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 FROM 30 TO 90 DAYS PAST DUE	Column 04 FROM 91 TO 360 DAYS PAST DUE	Column 05 MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000	0				
	010	PUBLIC CREDIT OPERATIONS - 220000	1,614,195,671,406				
	015	FINANCIAL OBLIGATIONS - 230000	283,974,576,094				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	11,197,818,481				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	705,721,814				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	041	INTERESTS PAYABLE-2422	29,112,549,665				
	045	CREDITORS - 2425	116,054,015,467				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	3,299,760,431				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	0				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	1,116,140,524				
	070	ADDED VALUE TAX - IVA - 2445	719,229,266				
	075	ADVANCES RECEIVED - 2450	17,872,632,542				
	076	INTERESTS PAYABLE-2453	8,094,193,101				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	1,237,864,288				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	330,300,621				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	7,603,418,414				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000	0				
	115	ESTIMATED LIABILITIES - 270000	172,067,978,392				
	120	OTHER LIABILITIES - 290000	164,119,863,710				
	999	TOTAL LIABILITIES	2,431,701,734,213				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH JUNE 30, 2008

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS (1)	137,675,746,462
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Assets Pledged**	137,675,746,462

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

(1) The investments delivered as a pledge are valued by the participation method and are related to our subsidiaries ISA Peru and ISA Colombia

ATTACHMENT S-21

FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR

INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE

THROUGH JUNE 30, 2008

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 IDENTIFICATION TYPE (1)	Column 02 IDENTIFICATION	Column 03 No. OF SHARES OWNED
1	001	REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT)	NIT	8999990902	569,472,561
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	NIT	8909049961	109,350,775
	003	EMPRESA COLOMBIANA DE PETROLEOS ECOPETROL	NIT	8999990681	58,925,480
	004	MANDATORY PENSION FUND PROTECCION	NIT	8002297390	53,059,287
	005	MANDATORY PENSION FUND PORVENIR	NIT	8002248088	32,208,803
	006	PENSION FUND HORIZONTE	NIT	8002319671	26,735,392
	007	MANDATORY PENSION FUND COLFONDOS	NIT	8002279406	24,477,429
	008	ING PENSION FUND	NIT	8002248278	22,083,867
	009	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	NIT	8999990823	18,448,050
	010	MANDATORY PENSION FUND SKANDIA S.A..	NIT	8002530552	6,089,772
	011	FIDUCOLOMBIA - ISA ADR PROGRAM	NIT	8301393701	3,501,500
	012	SF BARCLAYS GLOBAL INVESTORS SERVICES NA	NIT	8300252038	1,769,679
	013	RENTA ACCIONES VALORES BANCOLOMBIA	NIT	9000005281	1,445,735
	014	PENSION FUND PROTECCION	NIT	8001982815	1,179,649
	015	SEVERANCE PAYS FUND HORIZONTE	NIT	8001895298	978,583
	016	U.VILLEGAS Y CIA S.C.A.	NIT	9000116334	941,033
	017	COLPATRIA LIFE INSURANCES	NIT	8600021839	880,001
	018	CAXDAC - VEJEZ	NIT	8600073798	868,131
	019	UNUVERSIDAD DE MEDELLÍN	NIT	8909029201	821,759
	020	NELLYRAM S.A.	NIT	8301249663	817,844
	021	REPURCHASED ORDINARY SHARES			0
	090	Other shareholders with less participation			141,606,044
	999	Subtotal Common Shares			1,075,661,374
2	021	REPURCHASED PREFERRED SHARES			0
	090	Other shareholders with less participation			0
	999	Subtotal Preferred Shares without Voting Right			0
3	021	REPURCHASED PRIVILEDGED SHARES			0
	090	Other shareholders with less participation			0
	999	Subtotal Priviledged Shares			0
4	999	Total Outstanding Shares			1,075,661,374
5	999	TOTAL REPURCHASED SHARES			0

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR
INVESTMENT DISCRIMINATION BY RECEPTOR AGENT
THROUGH JUNE 30, 2008

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 I.D. TYPE (1)	COLUMN 02 IDENTIFICATION (2)	COLUMN 03 RELATION TYPE (3)	COLUMN 04 SHARES ORDINARY ($MM)	COLUMN 05 SHARES With Preferred Dividend and without Voting Right ($)	COLUMN 06 Other Variable Inc. Investments ($)	COLUMN 07 Total Variable Income Investments ($)	COLUMN 08 % of total part. shares in receptor society	COLUMN 09 Installmts. or parts of social interest ($)	COLUMN 10 % of part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	3	802.007.669-8	F	484,513	0	0	484,513	99.99	0	0
	002	INTERNEXA S.A. E.S.P	3	811.021.654-9	F	108,023	0	0	108,023	99.27	0	0
	003	ISA-PERU	3	20501844986	F	13,489	0	0	13,489	28.07	0	0
	004	REP	3	2050464504	F	97,985	0	0	97,985	30.00	0	0
	005	ISA-BOLIVIA	3	10772588	F	26,201	0	0	26,201	51.01	0	0
	006	XM S.A. E.S.P.	3	9000428571	F	23,592	0	0	23,592	99.73	0	0
	007	EMPRESA PROPIETARIA DE LA RED - EPR-	2	3-012-328405	C	9,615	0	0	9,615	12.50	0	0
	008	ISA CAPITAL DO BRASIL	3	080750060001-30	F	914,969	0	0	914,969	100	0	0
	009	TRANSMANTARO	3	2038331647	F	59,723	0	0	59,723	60	0	0
	010	INTERLIGAÇÃO ELÉTRICA DE MINAS IEMG	3	085805340001-46	F	11,211	0	0	11,211	99.99	0	0
	011	PROYECTOS DE INFRAESTRUCTURAS DEL PERU S.A.C.	3	20517749142	F	334	0	0	334	100.00	0	0
	050	Partnerships										
	090	Other Partnerships										
	999	**Total Net**				1,749,656			1,749,656			

NOTE: (1) The identification type corresponds to the statement in Record Type-8

(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.

(3) F: Affiliate, S: Subsidiary, C: Commercial

($) The amount must be reported in Colombian pesos

The shaded fields should not be filled out

ATTACHMENT - S-23
FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR
CASH FLOW STATEMENT
THROUGH JUNE 30, 2008

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			APRIL	MAY	JUNE
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	74,333,971	69,980,461	70,943,973
	010	PAYMENTS TO SUPPLIERS	9,399,567	9,105,862	8,719,681
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	6,340,240	5,553,760	11,742,630
	020	PAYMENTS FOR PRODUCTION EXPENSES	1,149,497	503,160	2,794,817
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	0	0	0
	030	PAYMENTS FOR SALES EXPENSES	0	0	0
	090	OTHER OPERATING INCOME	471,278	232,931	703,560
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	**68,465,009**	**64,659,632**	**59,904,902**
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	12,465,689	11,839,492	6,945,125
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	29,910	0	0
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	**-12,435,779**	**-11,839,492**	**-6,945,125**
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	22,043,444	0	0
	035	INTEREST AND MONETARY CORRECTION RECEIVED	377,348	315,996	9,388,104
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	**22,420,792**	**315,996**	**9,388,104**
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	**9,985,013**	**-11,523,496**	**2,442,978**
05	005	NEW DEBT ISSUANCES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	2,420,461	0	0
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	10,930,773	3,388,734	1,925,889
	030	INTEREST PAID ON LOANS	24,786,847	12,565,013	10,414,797
	035	ISSUE OF SHARES	0	0	0
	040	DIVIDENDS PAID	37,648,097	0	0
	999	**SUBTOTAL (CASH FOR FINANCING)**	**-70,945,256**	**-15,953,746**	**-12,340,685**
06	005	CASH INCOME FOR OTHER CONCEPTS	-6,870,651	7,266,925	0
	010	CASH OUTAGES FOR OTHER CONCEPTS	13,235,647	25,499,763	8,803,364
	999	**SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)**	-20,106,298	-18,232,838	-8,803,364
07	999	**TOTAL CASH NET INCREASE**	**-12,601,531**	**18,949,551**	**41,203,831**
08	005	BEGINNING CASH	**113,579,123**	**90,428,527**	**99,769,056**
09	005	END CASH	**90,428,527**	**99,769,056**	**129,499,133**

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-accounts.

ATTACH T S-24
FORM 186 RESIDENTIAL P LIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
THROUGH JUNE 30, 2008

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	COMMON SHARES	59,305.00	1,075,661,374.00
	010	PRIVILEDGED SHARES	0.00	0.00
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0.00	0.00
	999	TOTAL	59,305.00	1,075,661,374.00
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.25	10.35
	010	% THAT REPRESENTS COMPANIES	1.75	89.65
	999	TOTAL	100.00	100.00
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.45	0.78
	010	% THAT REPRESENTS LOCAL INVESTORS	99.55	99.22
	999	TOTAL	100.00	100.00
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	0.74	73.93
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	98.95	18.02
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0.32	8.04
	999	TOTAL	100.00	100.00
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	59,301.00	284,853,271.00
	010	3.01 % - 10.00 %	2.00	111,984,767.00
	015	10.01 % - 20.00 %	1.00	109,350,775.00
	020	20.01 % - 30.00 %	0.00	0.00
	025	30.01 % - 40.00 %	0.00	0.00
	030	40.01 % - 50.00 %	0.00	0.00
	035	MORE THAN 50.00 %	1.00	569,472,561.00
	999	**TOTAL**	59,305.00	1,075,661,374.00
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	32,833.00	18,941,617.00
	010	1001-5000	22,422.00	44,420,509.00
	015	5001-10000	2,368.00	16,104,937.00
	020	10001-50000	1,403.00	26,847,021.00
	025	50001-100000	154.00	10,290,070.00
	030	100001-500000	97.00	20,159,795.00
	035	MORE THAN 500000	28.00	938,897,425.00
	999	**TOTAL**	59,305.00	1,075,661,374.00

ATTACHMENT S-25
FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON EQUITY AND OTHER ENTRIES
THROUGH JUNE 30, 2008

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	3,653.01
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	2,445.15
	020	PROFIT PER SHARE	152.90
	025	LOSS PER SHARE	0.00
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	150,592,592,360
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	150,592,592,360
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	140
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	Abril 16, 2008
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	645
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	52,583,324,895
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	166,859,557,157
	020	CREDIT PURCHASES IN FOREIGN MARKETS	14,196,500,839
	999	TOTAL PURCHASES	181,056,057,996
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	423,435,776,711
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	6,000,811,434
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	429,436,588,146
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH JUNE 30, 2008

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	91,953,404,630
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	0
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	33,034,317,214
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	1,728,830,187,734
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	-3,372,496,017
	999	**SUBTOTAL, INVESTMENTS**	**1,850,445,413,561**
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0
	010	PREVIOUS FISCAL YEAR - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0
	999	**SUBTOTAL ACCOUNTS RECEIVABLE**	**0**
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	1,355,355,393
	030	RENDERING OF SERVICES - 1407	322,655,061
	035	PUBLIC UTILITIES - 1408	166,564,479,644
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	0
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	4,272,099,603
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	52,541,192,201
	090	DEPOSITS DELIVERED - 1425	268,200,000
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GURANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	27,488,648,002
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	-7,818,496,980
	999	**SUBTOTAL DEBTORS**	**244,994,132,923**
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	**SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE**	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH JUNE 30, 2008

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1825	0
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	SUBTOTAL RESOURCES	0
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	4,571,717,687
	010	DEFERRED CHARGES - 1910	97,790,002,291
	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	3,383,296,069
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	-199,732,432
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0
	035	ASSETS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	ASSETS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	0
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	0
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0
	080	INTANGIBLES - 1970	377,358,118,786
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	-74,299,297,573
	090	PRINCIPAL AND SUBORDINATE - 1995	0
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0
	105	REAPPRAISALS - 1999	1,299,242,856,310
	999	SUBTOTAL OTHER ASSETS	1,707,846,961,138
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	SUBTOTAL CENTRAL BANK OPERATIONS	0
08 PUBLIC CREDIT OPERATIONS	005	SHORT TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2202	0
	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0
	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0
	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262	0
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	0
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0
	060	INTEREST ON SHORT-TERM GOV. LOANS	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH JUNE 30, 2008

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0
	999	**SUBTOTAL PUBLIC CREDIT OPERATIONS**	**0**
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0
	010	CREDITS OBTAINED - 2302	0
	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0
	016	LONG -TERM INTERNAL FINANCING OPERATIONS-2307	-283,974,576,094
	017	DERIVATIVES AND OTHER INSTRUMENTS TO HEDGE PUBLIC CREDIT OPERATIONS - 2311	0
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	0
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	**SUBTOTAL FINANCIAL DEBENTURES**	**-283,974,576,094**
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	-11,197,818,481
	010	TRANSFERS - 2403	0
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	-705,721,814
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0
	026	INTERESTS PAYABLE-2422	-29,112,549,665
	030	CREDITORS - 2425	-116,054,015,467
	035	GRANTED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	-3,299,760,431
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	0
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	-1,116,140,524
	055	VALUE ADDED TAX - VAT - 2445	-719,229,266
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	-17,872,632,542
	061	INTERESTS PAYABLE-2453	-8,094,193,101
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	-1,237,864,288
	070	LEGAL CREDITS - 2460	0
	075	REWARDS TO BE PAID - 2465	0
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	-330,300,621
	999	**SUBTOTAL ACCOUNTS PAYABLE**	**-189,740,226,198**
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	-7,603,418,414
	010	RETIREMENT PENSIONS PAYABLE - 2510	0
	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0
	999	**SUBTOTAL LABOR LIABILITIES**	**-7,603,418,414**
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0
	010	SECURITIES ISSUED - 2630	0
	999	**SUBTOTAL BONDS**	**0**
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	-137,069,320
	010	ANTICIPATED INCOME RECEIVED - 2910	-1,246,726,027
	015	DEFERRED CREDITS -2915	-162,736,068,363
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0
	999	**SUBTOTAL OTHER LIABILITIES**	**-164,119,863,710**

END